MINING TO
EMPOWER PEOPLE
AND ADVANCE
SOCIETIES

AngloGoldAshanti

Annual Report 2023



Guide to our reporting 2023

Our reporting, which aims to facilitate better communication with a range of stakeholders, provides disclosure on certain aspects of our strategic, financial, operational, governance, social and environmental performance.

AngloGold Ashanti's suite of reports for the year ended 31 December 2023, the 2023 financial year, comprises the following:

- **Annual Report on Form 20-F (20-F),** our primary report, produced in accordance with the reporting requirements of the US Securities and Exchange Commission (SEC), given our primary listing on the New York Stock Exchange (NYSE)
- **UK Annual Report (Annual Report),** produced in compliance with the UK Companies Act and comprising the following:
  - Strategic Report
  - Directors' Remuneration Report
  - Directors' Report
  - Annual Financial Statements
- **Sustainability Report,** which is aligned with guidance published by the Global Reporting Initiative (GRI) Standards 2021 and the Sustainability Accounting Standards Board (SASB)
- **Mineral Resource and Mineral Reserve Report**

Note:
- *AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti plc after 25 September 2023 or AngloGold Ashanti Ltd until 25 September 2023 – to read more, see 2023 at a glance*
- *Unless otherwise indicated, $ or dollar refers to the US dollar throughout*
- *All information is attributable unless otherwise specified*
- *Metric tonnes (t) are used throughout, and all ounces are troy ounces*
- *Moz refers to million ounces; Mt refers to million tonnes; koz refers to thousands of ounces and kt to thousands of tonnes*
- *Where relevant, all numbers include AGA Mineração's Córrego do Sítio (CdS) operation until it was placed on care and maintenance in August 2023, unless otherwise indicated*
- *Rounding of numbers may result in computational discrepancies*
- *Unless otherwise stated, the Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports*
- *Non-IFRS financial measures, also termed Alternative Performance Measures (APMs), are identified throughout this report by [APM]*
- *This is an interactive document with hyperlinks indicated in orange, italicised font*



2023 Report suite

The full set of 2023 reports is available at:

reports.anglogoldashanti.com

Contents

Tropicana, Australia

AngloGold Ashanti plc (AngloGold Ashanti) is a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in nine countries, across four continents.



OUR VALUES

Safety
We put safety first, before anything else

Respect
We treat each other with human dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a great company

About AngloGold Ashanti

Headquartered in Denver, in the United States, AngloGold Ashanti plc (AngloGold Ashanti) has its primary listing on the NYSE and secondary listings in South Africa and Ghana. The Company is registered in England and Wales.

While focused primarily on gold mining, we pursue value-creating opportunities involving other minerals when we can leverage our existing assets, shareholdings, skills and experience.

A geographically diverse shareholder base includes some of the world's largest financial institutions.

Our purpose

Mining to empower people and advance societies

Obuasi, Ghana



Our mission

To create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products

Our values

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our activities to our environmental, social and governance (ESG) goals and commitments

2023 – a snapshot

- Produced 2.635Moz of gold, our principal product, and 4.4Moz of silver as a by-product (2022: 2.742Moz of gold; 3.6Moz of silver)
- Employed an average of 33,658 people (including contractors) (2022: 32,594 people)
- At 31 December 2023:
  - Reported a total gold Measured and Indicated Mineral Resource of 59.9 Moz, a gold Inferred Mineral Resource of 46.4Moz and a total gold Mineral Reserve of 28.1Moz
  - Included a gold Measured and Indicated Mineral Resource of 5.4Moz and a gold Inferred Mineral Resource of 11.2Moz for the Beatty District in Nevada
- Recorded a market capitalisation of $7.8bn at 31 December 2023 (2022: $8.1bn)
- Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg 2023 Gender-Equality Index

	Group
Gold produced	2.635Moz
People employed [(1)] [(3)] [(4)]	33,658 people
Net cash inflow from operating activities [(2)] [(3)]	$1,061m
Capital expenditure [(3)]	$1,127m
Total Mineral Reserve [(3)]	28.07Moz
Total community investment [(3)] [(4)]	$18.84m

[(1)] Average employed, includes contractors
[(2)] Includes joint ventures but excludes corporate and other costs
[(3)] Includes projects
[(4)] Includes corporate and non-gold producing subsidiaries

Note: All the numbers for Group and the Americas region include AGA Mineração's Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023.


Legend
Operations
Projects
Exploration
Office
1
2
3
4
5
6
7
8
9

Americas

1. **Argentina**
   Cerro Vanguardia (92.5%)
2. **Brazil**
   Serra Grande
   AGA Mineração
3. **Colombia**
   La Colosa
   Quebradona
4. **United States of America**
   Expanded Silicon [(a)], North Bullfrog, Mother Lode, Sterling [(b)]

Africa

5. **Guinea**
   Siguiri (85%)
6. **Ghana**
   Iduapriem
   Obuasi
7. **Democratic Republic of the Congo (DRC)**
   Kibali (45%) [(c)]
8. **Tanzania**
   Geita

Australia

9. **Australia**
   Sunrise Dam
   Tropicana (70%)

Notes:

[(a)] The Expanded Silicon Project includes the Merlin deposit

[(b)] Sterling includes the Crown Block

[(c)] Kibali is operated by Barrick Gold Corporation (Barrick)

Americas	Africa	Australia
0.532Moz	1.541Moz	0.562Moz
8,565 people	21,734 people	1,741 people
$1m [(5)]	$1,043m	$380m
$282m	$710m	$135m
6.16Moz	19.29Moz	2.61Moz
$5.01m	$12.60m	$0.85m

[(5)] *The sum of net cash inflows from operations offset by net operational cash outflows associated with the projects*

2023 at a glance

Major corporate restructuring

In 2023, our organisation undertook a significant corporate restructuring to enhance access to the world's largest capital market. A new company, AngloGold Ashanti plc[(§)], registered and incorporated in England and Wales, became the listed parent company of the Group with AngloGold Ashanti Limited as its subsidiary at the end of September 2023.

To read more about this restructuring, see the *Chairperson's letter* and *CEO's statement* in this report as well as the many related *news releases* published during the course of 2023.

Production and cost guidance achieved owing to overall strong operational performance

Free cash flow APM

$109m (1)

(2022: $657m (2))

(1) Excludes corporate restructuring costs of $314m
(2) Includes Kibali legacy cash flow of $460m



Obuasi, Ghana



Sunrise Dam, Australia

North Bullfrog – first-time gold Mineral Reserve declared

1.0Moz

at 0.43g/t

Revenue

$4.6bn

(2022: $4.5bn)

Dividends paid

$91m

(2022: $181m)

Proposed joint venture announced between Iduapriem in Ghana and Gold Fields' Tarkwa mine, potentially creating Africa's largest gold mine

Major renewable energy project underway at Tropicana – will improve energy supply security and significantly reduce the site's natural gas consumption

Adjusted EBITDA APM

$1,420m

(2022: $1,792m (restated))

(§) *As explained in note 1.3.1 to the Group financial statements, the transaction is structured such that the AngloGold Ashanti plc Group is in substance a continuation of the AngloGold Ashanti Limited Group therefore comparative information has been presented on this basis.*



Obuasi, Ghana

Ratio of adjusted net debt *APM* to adjusted EBITDA *APM*

0.89

(2022: 0.49)

Gold Mineral Reserve

up 2.2Moz

(pre-depletion)

14.40Moz added over past four years at a cost of $62/oz

Total cash costs *APM*

Group:

$1,108/oz

Subsidiaries:

$1,174/oz

Joint ventures:

$802/oz

(2022: $1,024/oz, $1,066/oz and $725/oz respectively)

Merlin – first-time gold Inferred Mineral Resource declared of

9.1Moz

at 0.99g/t

Full Asset Potential Programme delivers significant benefits

(Loss)/Profit attributable to equity shareholders

($235m)

(2022: $233m (restated))



Serra Grande, Brazil

TRIFR*

1.09

13% improvement

(2022: 1.26)

** Total recordable injury frequency rate per million hours worked*

Reportable environmental incidents

One

(2022: Three)

Area of land rehabilitated during the year

265ha

(2022: 223ha)

Chairperson's message

The year in review was one of fundamental change for AngloGold Ashanti as we improved and accelerated execution of our strategy and made important changes to our corporate structure.



Corporate change and strategic execution

After a long history as a Johannesburg-based company, we made the decision to move AngloGold Ashanti's primary listing to the NYSE, its headquarters to Denver, and its registered domicile to the United Kingdom. This followed a careful review of the company's corporate structure and an extensive dialogue with South African regulators, who granted permission for the transition, and with shareholders who provided near-unanimous support. We are grateful to the South African authorities for the care and time taken to understand the rationale for the move.

This shift places AngloGold Ashanti in the world's largest capital market, alongside the world's most highly valued gold producers. In time we believe this proximity will help to close the valuation gap that has long existed with peers. Closing the valuation gap requires that our focus remains on the execution of our strategy, which requires sustainably improving cost competitiveness while maintaining strict discipline in managing our portfolio and allocating capital.

While our listing and headquarters have changed, many things will not; we remain guided by a clear set of values that place a premium on safety, integrity and excellence. The business will continue to be run for the benefit of shareholders as well as other stakeholders in the countries and communities in which we operate.

We keep our name, AngloGold Ashanti, which speaks to our proud heritage as a company born in Africa and with strong links to the continent. We maintain listings in Ghana and South Africa, where many of our shareholders remain.

Our Johannesburg office will continue to host many of our functional disciplines to service our global portfolio, as well as remaining the operational nerve centre for our African operations.

Improving competitiveness

The new primary listing and domicile will help improve our valuation only if the Company improves its position on the industry cost curve. The large cost gap with peers that had developed in prior years has been steadily closing over the past 24 months and while much remains to be done, the business is focused on the right areas to continue to address that deficit.

Improvements identified in the Full Asset Potential Programme delivered concrete benefits during 2023 in support of this cost competitiveness goal. The Company was again able to achieve production and cash cost guidance despite operating challenges at the Cuiaba, Siguiri and Obuasi operations and in the face of inflationary headwinds.

Looking to the future, the Board is encouraged by the strong exploration results in the US, which ensures we maintain a robust project pipeline. Progress on the feasibility and scoping studies for North Bullfrog and the Extended Silicon Project respectively, highlight the significant potential of this new gold district and the expertise of our exploration and project teams.

Economic and political complexity

A broad review of the macro environment in 2023 attests to the increasing complexity of geopolitical and geoeconomic conditions which continued to cause unbearable human suffering and trauma. The heightened geopolitical tensions have not merely injected uncertainty and volatility into commodity and financial markets but have impacted food security and energy prices on the ground, which have further increased the already-high cost of living for people in many of our host countries and communities.

Inflation remained a feature of our operating environment. While the IMF's World Economic Outlook Update in January 2024 confirmed that inflation was falling faster than expected in many regions, it remains stubbornly high across many developing markets, including those in which we operate. At the same time, the *World Bank Global Economic Prospects 2024* report forecasts slowing global growth in 2024.

The combination of stubborn inflation and slow growth has the potential to create – and in some cases worsen -- economic and political fragility across many parts of the world.

This complex global landscape will feed into the political sphere in a year in which elections are taking place in more than 70 economies, including some of those in which we operate. We continue to engage with a spectrum of stakeholders and experts to understand the impact these elections may have on the policies and economies on which our operations depend.

Against this background of complex and rapid change, it remains as important as ever to maintain – and indeed to strengthen -- our hard-earned social licence to operate.

The long-term sustainability and success of our business will ensure that we continue to make meaningful contributions to the societies and communities in which we work and live, our employees and suppliers, host governments and providers of capital.

ESG – guided by our values

Our new purpose statement, rolled out during the year, will underpin behaviours and business decisions. Ensuring that the values are fully embedded in the culture is a very important and has the full support of our CEO, the leadership team and the Board.

Safety remains a key priority and it was encouraging to report a second consecutive fatality-free year at our managed operations, alongside another improvement in the total recordable injury frequency rate, which remains well below the ICMM member average.

It was also important to move from target setting to tangible action in countering climate change. Significant progress was made towards meeting our 2030 GHG emissions reduction targets with construction starting on a large hybrid solar-wind renewables facility at Tropicana in Australia, and the Geita mine in Tanzania poised to switch from diesel generation to the national grid which has a large hydroelectric power component. Both projects are expected to be completed in 2024, and we expect to see significant reductions in GHG emissions at two of our largest sites. We hope to announce still more concrete progress in 2024 as we work steadily toward our longer-term target goal of achieving net zero Scope 1 and 2 GHG emissions by 2050, in line with the Paris Agreement.

Additions to executive leadership and Board

Two new additions were made to AngloGold Ashanti's management team in 2023, with Gillian Doran, formerly Chief Financial Officer of Rio Tinto's aluminium business, starting her role as our CFO and Executive Director in January, and Richard Jordinson, a seasoned operator and company veteran, taking the position of Chief Operating Officer in September. Both are strong new additions to the cohesive executive management Group charged with executing the company's strategy.

The process of delivering on our strategy is overseen by a diverse and experienced Board of independent non-executive directors to whose ranks I was pleased to welcome Jinhee Magie and Diana Sands. Both have extensive industry, corporate, market and technical experience that will greatly enrich the Board.

Farewell and change in Board leadership

Since my nomination as Chairperson in December 2020, AngloGold Ashanti has been on a complex and rewarding journey. The last two-and-a-half years have been especially rewarding as Alberto Calderon was appointed CEO and immediately began executing on a clearly articulated set of strategic initiatives to help this company reclaim its place among the world's most valued gold producers.

AngloGold Ashanti's culture is being reshaped, including through the adoption of a new set of values that emphasise safety, integrity, respect and collaboration and place a premium on excellence and sustainability. The Full Asset Potential Programme has helped improve both performance and consistency and been instrumental in narrowing the cost gap with peers. Challenging assets are being dealt with and safety is now best-in-class. The corporate foundation has been strengthened by flawless completion of the redomicile of the company.

With this strong foundation in place for the next phase in AngloGold Ashanti's strategic journey, I believe that the May 2024 Annual General Meeting is an ideal time to pass the baton to a new Chairperson, and so I have decided not to stand for re-election. I'm extremely pleased that, following an evaluation of the external environment and the potential internal candidates, the Board unanimously elected Jochen Tilk as the new Chairperson-elect, to be confirmed by shareholder vote at the upcoming AGM.

We are immensely fortunate to have someone of Jochen's calibre as a ready successor. He is a mining engineer and former CEO of large natural resource companies including Nutrien, Potash Corp. and Inmet. He has, since his appointment as non-executive director in 2019, travelled to several of our operating and project sites, and through his chairmanship of the Board's Investment Committee, built a formidable knowledge of the business.

Vote of thanks

My fellow directors are an exceptional Group of professionals who have demonstrated the highest levels of governance and ethics in discharging their duties. They have my deep and enduring gratitude, not only for their unwavering support and expert guidance but for the manner in which they worked alongside me to tackle the important strategic steps taken during my tenure. I am inspired by their independence, their diligence and their absolute commitment to ensuring that the interests of stakeholders are properly represented at every step. I am humbled by the trust they placed in me.

My appreciation also goes to Alberto and his management team for their professionalism and unstinting dedication, as well as to AngloGold Ashanti's employees for their ceaseless drive to improve safety, deliver on their commitments and ensure the success of and sustainability of this company for the benefit of those who depend on it.

My thanks go to all at AngloGold Ashanti who every day exemplify the Company's values, for their dedication and hard work, which makes this the great organisation it is.



Maria Ramos
Chairperson
10 April 2024

CEO's statement

Repositioning for the safe delivery on our commitments



Dear shareholders

As I reflect on 2023, a year that presented both significant challenges and remarkable achievements for AngloGold Ashanti, I am struck by the extraordinary resilience of our people and the greatly improving prospects of our business. This was a year marked by decisive action, a clear reset of our corporate structure, and ultimately, substantial progress toward delivery on our commitments.

We continued our strategic journey to safely regain the cost competitiveness that had been lost by the Company in recent years. It is with pride and humility that I can report a strong safety performance, which is not only our priority but also the bedrock of our strategy. In 2023, we reported a 13% improvement in our total recordable injury frequency rate to 1.09 injuries per million hours worked and a second consecutive year with no fatalities at the mines and plants we operate. We are among the safest mining companies anywhere and will spare no effort to ensure we can continue that performance.

Corporate restructuring

The most significant milestone of 2023 was the successful corporate restructuring of the business, which has seen the transition of our primary listing to the NYSE, our headquarters to Denver and our official domicile to the UK. This places us directly in the world's leading capital market, and the largest equity market for gold shares, among the world's most highly valued producers. We believe this will, in time, lower our cost of capital and position us well for future growth opportunities.

We also recognise that this redomiciliation is only one step – albeit an important one – in the process of achieving a fundamental revaluation of the Company relative to our North American peers which have long traded at higher valuations. Alongside the fundamental improvements we are making – in both an absolute sense and relative to these peers – we believe the new structure will in time enable AngloGold Ashanti to trade and be valued more in line with this peer group.

I am grateful to South Africa's financial and market regulators for the manner of our engagement, in particular the care taken to understand our unique circumstances and strategic requirements. We retain an important corporate office in Johannesburg that services many parts of our larger business, and a secondary listing on the JSE, in Johannesburg, which remains a deep and well-regulated capital market for us. This retains our link to Africa, host to important production and future growth, and source of exceptional talent in our business.

Delivery on commitments

Given the old saying that trust is earned in teaspoons and lost in buckets, it's been a priority for me – and for my colleagues across the organisation – to make good on our commitments, including our market guidance. I'm encouraged that we remain one of the few large gold producers to have met our gold production and total cash cost guidance during a period in which we, like many in the industry, have faced fierce inflationary headwinds and the usual assortment of production challenges and interruptions.

The complex pivot to concentrate processing at Cuiabá, in Brazil, to allow for additional engineering and technical work during 2023 at our Calcinados TSF to meet international safety standards currently considered best practice, could have ended hopes of achieving production targets were it not for the site team's extraordinary recovery to meet budget. In May, at Siguiri, a faulty weld made more than a decade ago caused the failure of a carbon-in-leach tank in the plant, curbing production for several weeks while repairs were effected. Again, a resilient site team completed the job ahead of schedule, and by year-end volumes had returned to near-normal run-rates.

At Obuasi, poor ground conditions in very high-grade areas forced us to slowdown mining during the final third of the year, as we took the decision to prioritise safety over ounces and change the mining approach. While this was important to mitigate safety risk in parts of the mine and caused a reduction in expected production in 2023 and 2024, the recovery was well on track by the end of the year, and the long-term investment case and operating profile for this important mine remain very much intact.

While input price increases slowed in the US and other developed markets as higher interest rates did their work, it should be noted that inflation remained worryingly high in many developing markets.

This array of challenges – along with other, smaller setbacks – were ultimately offset in large part by better understanding of our orebodies (a product of higher sustaining capital investment), and improved planning and operating discipline from our site teams who were able to find incremental efficiencies from our Full Asset Potential Programme (FP). While we are determined to bend the curve on cost increases in an absolute sense, as we bring in new, lower cost production, we have made significant strides in closing the relative performance gap with our major peer group. We know there is more to do, and we are equal to that task.

Focus on growth

Another major milestone in 2023 was the important discovery made by our own teams at the Merlin deposit in Nevada. At a gold Inferred Mineral Resource of 9.1Moz at attractive grades, this is the largest new gold discovery in the US in more than a decade and is likely to be a game changer for the Company. Our total Mineral Resource in southern Nevada, a short drive along the highway from metropolitan Las Vegas and in the heart of one of the world's largest and most regulated mining jurisdiction, is now 16.6Moz, with the potential for more growth.

The proposed joint venture we announced in March in Ghana, bringing together our Iduapriem mine and Gold Fields' Tarkwa mine to create potentially Africa's largest Tier 1 gold mine, is expected to create longer-term value, not only for AngloGold Ashanti and Gold Fields but for the combined stakeholders in our local host communities and for all of Ghana.

This combination puts together two parts of the same world-class orebody, allowing us to share skills and infrastructure to significantly enhance every aspect of this mining operation, from exploration and planning to mining and processing. We continue to engage with our stakeholders in the country to ensure the value proposition is well understood as we seek regulatory approval to formalise and advance this new partnership.

AngloGold Ashanti's discount relative to our peers has meant that we have had to develop a strong exploration capability to ensure we fill our growth pipeline with high-quality options at a reasonable cost. We are among the industry's most successful explorers, growing our Mineral Reserve by 25% over the past six years and by 14.4Moz before depletion over the past four years.

Safety first at Obuasi

We remain intent on realising the tremendous value of the potential of the Obuasi orebody in Ghana, and are aiming to ramp up this operation to a sustainable steady state annual production run rate of more than 400,000oz by 2026 onwards, with tier one costs. This remains a fabulous asset and will become one of our centrepiece operations for the next two decades.

Obuasi's migration to the more selective underhand drift and fill mining method in very high-grade areas, where ground conditions are challenging, is expected to take place throughout 2024.

Decisive action

Taking firm action on our underperforming assets has been another hallmark of the year. In August we announced that the Córrego do Sítio (CdS) mine in Brazil would be placed on care and maintenance. The mine had for a sustained period reported challenging operating results characterised by poor production and costs that remain well above the gold price. CdS was unable to either sustain itself or to fund the capital needed to ensure its long-term future and could not be cross-subsidised indefinitely by our better performing mines.

In a similar vein we sold our stake in the Gramalote joint venture to B2Gold, aiding the consolidation of ownership in a project that had, despite several years of studies and evaluation, not progressed to a decision point. We remain active managers of our portfolio and do not shirk difficult decisions as we seek to achieve a rerating in our stock.



Tropicana, Australia

CEO's statement

Decarbonisation

In 2022, we announced a plan to cut Scope 1 and 2 greenhouse gas emissions by 30% by 2030 (versus 2021 baseline) by implementing a combination of renewable energy projects and initiatives to improve efficiency and/or use lower-emission power sources.

In 2023, we took another major step forward in our decarbonisation journey as we entered into an agreement to build one of the largest renewable energy projects in Australia's natural resource sector and integrate it into the power supply of our Tropicana mine. This agreement with Pacific Energy will see the establishment of 62MW of wind and solar generation capacity at the site, some 330km east-northeast of Kalgoorlie in Western Australia. This project is another important step forward for us, not only in helping us realise our overall climate objectives, but also in improving overall energy supply security and significantly reducing the site's natural gas consumption. It builds on the momentum of the project started last year at the Geita mine in Tanzania, which is replacing diesel generation at site with grid power sourced from a more environmentally friendly combination of energies including hydropower and natural gas.

Shareholders are invited to engage with our annual Sustainability Report that we have published simultaneously with this Annual Report, and in which we elaborate on the material sustainability matters most relevant to our business, what we are doing to maximise the opportunities they present and to minimise and mitigate any risks.

Looking ahead

Our focus areas for the year ahead are deceptively simple.

The first is to keep our people safe. The second is to meet guidance and maintain a strong balance sheet. We will also work to achieve the ramp-up at Obuasi and to advance the required permitting for North Bullfrog, the first of our Nevada operations to advance to production. We will also work to further optimise costs and combat inflation, which threatens to erode the hard work of improving efficiency, margins and the benefit of higher gold prices. We will remain focused on actively managing our portfolio of mines. Intertwined with these efforts is the vital task of improving our social licence to operate, shorthand for reducing our environmental footprint and increasing the benefits of our activities felt by the communities that host our operations.

This is a modest list and the very definition of doing the basics right. It will require enormous effort, dedication, initiative and ingenuity from an AngloGold Ashanti team that is among the very best in the mining business. We will spare no effort in again delivering on these objectives.

In closing, I offer thanks to my colleagues across the business for their unstinting effort in making good on our commitments. Equally, I'm grateful to the Board for its counsel and continued diligence in overseeing the delivery on our strategy, which remains invaluable.

Obuasi, Ghana



Alberto Calderon
Chief Executive Officer
10 April 2024


AngloGold Ashanti
Geita Gold Mine

Geita, Tanzania

Purpose and values

Our new purpose statement

> *"Mining to empower people and advance societies"*

Work to better understand and transform our organisational culture continued in 2023. In addition to the launch of our updated and refreshed corporate values, a new purpose statement was developed and launched in early 2024.

AngloGold Ashanti's purpose statement was generated organically, taking into account feedback from within the business, and workshopped by our executive committee and senior leadership.

The statement is yet another outcome of the culture and values survey conducted in 2021 which identified employees' need for a simple message that encapsulates and defines why AngloGold Ashanti exists.

Our new purpose statement – ***Mining to empower people and advance societies*** – is the product of extensive internal debate with input received from employees in all regions and areas of operation. It captures our aspiration to positively impact our employees, colleagues, and communities as well as the economies in which we operate, helping them to develop and grow. This we can do by profitably and safely mining gold.

The statement provides a sense of unity and common purpose, and confirms that ESG considerations are intrinsic to our business.

Our new purpose statement describes why we choose to come to work every day and goes beyond dollars and ounces. Our purpose defines how we grow together, how we thrive and how we leave a lasting legacy.


WHY?
Mining to empower people and advance societies
What
AngloGold Ashanti leads the way in safely and sustainably developing and mining orebodies
How
By: Being the preferred partner and fostering an inspiring work environment
By: Executing optimally within a culture of continuous improvement
By: Developing a strong portfolio of orebodies
For whom
For employees – a trusted partner Enable growth and development; offer the opportunity to make a positive impact
For communities Make a difference – enable people to do what they otherwise would not have been able to
For all stakeholders Offer exceptional value to: our people; their families; communities; suppliers; investors; governments
Our values
Safety | Respect | Integrity | Sustainability | Excellence | Collaboration

How we empower people

AngloGold Ashanti empowers people by fostering an inspiring environment of continuous improvement. In short, by working for AngloGold Ashanti, people will be given the means to play a positive role within the organisation and in the countries in which we operate.

How we advance societies

Through our business, which exists to bring value for shareholders and stakeholders, we strive to add economic value and provide access to opportunity. Our purpose statement ensures we focus on the wellbeing of those affected by our operations, aiming to positively impact the people in the communities in which we operate, bringing positive economic benefits and improving the quality of life.

Our refreshed values

AngloGold Ashanti is committed to creating an inclusive and collaborative environment based on trust, respect and dignity. Our corporate values are fundamental to the conduct of our business, guiding how we behave, do our work and interact with our colleagues, our neighbours, the environment and our partners.

Our values, which were refreshed following a culture and values assessment survey conducted in 2021, were launched in March 2023. They are embedded in our policies, processes, and programmes – and underpin our purpose.

To embed our values in our corporate culture, we have:

- Conducted discipline-specific initiatives giving team members the opportunity to present and reflect on the values
- Circulated fact sheets to the global workforce, describing each value and examples of behaviour that exemplify each value
- Developed toolkits to guide leadership behaviour and to raise awareness of the refreshed values
- Implemented culture action plans to embed our values at each site


OUR VALUES
Safety
We put safety first, before anything else
Respect
We treat each other with human dignity and respect
Integrity
We are honest and true to what we commit to
Sustainability
We make a positive contribution towards an enduring world
Excellence
We focus on continuous improvement towards a high performing culture
Collaboration
We work together to build a great company

Business model and strategy

Delivery on our strategy involves optimising and balancing the use of resource inputs to enhance positive outcomes and impacts, in the context of our external operating environment and resulting uncertainties, risks and material issues.

WHAT WE DO – OUR VALUE CHAIN

Explore, acquire and develop

Our aim is to grow, acquire and maintain a pipeline of economically viable orebodies to develop into high-quality, long-term mining operations. Development and planning for the lifecycle of a potential mine starts now and includes the design of cost-efficient, safe and environmentally responsible operations.

Mine and process

We operate and maintain mining and processing infrastructure, and ensure a skilled, trained and motivated workforce, to enable the cost-efficient, safe and responsible production of gold.

OUR STRATEGY

Supporting our strategy for sustainable cash flow improvements and returns

Prioritise people, safety, health and sustainabilities

This focus area is the foundation of our business and strategy, ensuring alignment between our values and corporate citizenship responsibilities on the one hand and the business's long-term growth, sustainability and profitability on the other.

Maintain financial flexibility

By ensuring financial flexibility, we will facilitate access to funding to weather periods of low gold prices, to reward shareholders and to act on strategic opportunities throughout the economic cycle.

Optimise overhead, costs and capital expenditure

Systems are in place to ensure investment and spending are optimally structured and aligned with core business objectives. In so doing, we aim to maximise our margins throughout the gold-price cycle, withstanding and even flourishing during periods of low gold prices and continuing to invest in the sustainability of our business without unnecessarily relying on dilutive equity raising.

Maintain long-term optionality

We aim to continually replenish and increase our Mineral Resource and Mineral Reserve pipeline to sustain the business over time. Key to achieving this are our exploration activities, project development and targeted acquisitions. By discovering, acquiring, developing and exploiting viable orebodies sustainably and cost efficiently, AngloGold Ashanti positions itself to create long-term value.

Improve portfolio quality

We actively manage our asset portfolio to improve the overall mix of our production base as we strive for a competitive business valuation. This is key to unlocking the full underlying value of the portfolio. We continue to invest in upgrading the overall quality and longevity of our portfolio.

CREATING VALUE – DELIVERING ON OUR STRATEGY

To successfully deliver on our strategy and purpose, it is essential that we:

- Understand our operating context
- Identify risks, opportunities and material sustainability issues
- Strategise, allocate and manage scarce resources sustainably

In so doing, we will be better able to create and preserve value, and minimise its erosion.

WHAT WE DO – OUR VALUE CHAIN

Sales and financial management

The sale of gold and by-products generates revenue. Solid financial management of revenue, costs and disciplined capital allocation promotes positive, sustained cash flows and returns.

Rehabilitation and closure

The life cycle of a mine includes planning for environmental rehabilitation and responsible mine closure. Our aim is to mitigate environmental impacts throughout a mine's life cycle, which together with social closure transitioning will help sustain host communities once mining has ceased.

WHAT WE NEED – INPUTS

Our ability to create value depends on:

- **Natural resources and assets**
  The quality of our mineral assets (our Mineral Resource and Mineral Reserve) allows for optionality in delivering sustained value over the long term.
- **Human resources**
  Successful, profitable, safe and sustainable operations rely on the skills, knowledge, productivity, motivation and well-being of employees, enabling us to optimise value created.
- **Financial capital**
  Robust financial management, and disciplined capital allocation in particular, together with a focus on productivity, cost discipline and operating capital, aid delivery on our strategy and sustainable cash flow improvements. This also aids access to cost-efficient capital to sustain our business and ensure future growth.
- **Efficient, optimal and safe operations,**
  including the efficient use of often scarce natural resources (water, energy, land), requires well-maintained mining infrastructure, plant, machinery and equipment.
- **Intellectual capital**
  The systems, processes, technology and governance structures, supported by appropriate policies and frameworks, to enable the ethical, safe and productive functioning of our business.
- **Constructive stakeholder relations and partnerships**
  Honest, constructive stakeholder relations aid understanding of stakeholder needs and expectations, underpinning our licence to operate. All stakeholder engagement is guided by our values and Code of Ethics.

WHAT WE DID – OUTPUTS

Our principal output is gold which is used globally, as jewellery and as a store of value by central banks and investment entities.

In 2023, we:

Produced:	
Gold*	2.63Moz (2022: 2.74Moz)
Silver	4.40Moz (2022: 3.61Moz)
Generated:	
Revenue from product sales	$4.58bn (2022: $4.50bn)
Mining waste	
Tailings deposited	42.87Mt (2022: 44.12Mt)
Overburden and waste rock	155.53Mt (2022: 155.55Mt)
Emitted/discharged:	
GHG emissions (CO_2e)	1.47Mt (2022: 1.48Mt)
Operational water (total)	5,871ML (2022: 10,614ML)

**Includes AGA Mineração's Córrego do Sítio (CdS) operation until August 2023 when it was placed on care and maintenance*

Investor proposition

OUR PURPOSE	Mining to empower people and advance societies
OUR MISSION	To create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products
OUR VALUES	Our six values guide all decisions made and actions taken in the conduct of our business

OUR STRATEGY

Our purpose, together with our mission and values, guides us in delivering on our strategy. It guides our strategic decision making, allowing us to balance the needs of our business, society (stakeholders) and the environment and to deliver sustainable value for all.

Strategic focus areas

- Prioritise people, safety, health and sustainability
- Maintain financial flexibility
- Optimise overhead, costs and capital expenditure
- Maintain long-term optionality
- Improve portfolio quality

Monitoring delivery on our strategy

We measure and monitor progress made in delivering on our strategy holistically, covering both financial and non-financial performance. To do this we use selected KPIs based on our five strategic focus areas.

For more on this, see *Delivering on our strategy and key performance indicators.*

In implementing our strategy and striving to create value, we are committed to:

- Safe, stable operations
- Lowering costs
- Maintaining a robust balance sheet
- Making value accretive investments
- Returning cash to shareholders and creating value for other stakeholders

Our strengths and related strategic focus areas

Strategically positioned

- **Successful corporate transition – primary listing on NYSE**, headquartered in the US (Denver), UK domicile
- **Fourth largest gold producer globally** with a diverse portfolio of high-quality mines and projects across four continents
- **Well positioned in global capital markets** and in the world's largest gold equity market – will contribute to lowering the cost of capital

Focused on operating excellence

- **Optimised operating model** supports delivery of production and cost guidance, a key commitment to stakeholders
- **World-class ESG practices**
  - Best-in-class safety record
  - Decarbonisation plan in execution
- **Experienced, committed** management team

Growth prioritised

- **Decisive portfolio management** contributes to ensuring a diversified, high-quality portfolio of Tier 1 [(1)] and Tier 2 [(2)] assets
- **Sector-leading growth pipeline** – Obuasi ramping up to full production and large Nevada discovery providing low-cost production potential in world's leading gold jurisdiction
- **Clear capital allocation framework** and robust, flexible balance sheet with low indebtedness and strong liquidity

(1) ***Tier 1 assets** are: Geita, Iduapriem, Obuasi, Kibali, Tropicana*

(2) ***Tier 2 assets** are: Sunrise Dam, Siguiri, Cerro Vanguardia, AGA Mineração (Cuiabá)*

Principal risks and uncertainties

At AngloGold Ashanti the work we do to produce gold and its by-products is done to add value for our investors and other stakeholders. We must adapt to often-challenging operational environments, which makes effective risk management vital to the sustainable success of our business.

A key element of our risk management process is to consider threats to the business, and the mitigations needed to reduce or eliminate them, and also the opportunities that could potentially add value to our business and the steps needed to capitalise on those.

Governance

The Board has ultimate oversight of AngloGold Ashanti's risk management practices and is responsible for setting acceptable levels of appetite and tolerance for risk, and for determining the nature and extent of the principal risks faced by the Company. The Board focuses on the primary risk categories which can encompass several principal risks that are considered together; where necessary, any particular risk is reviewed by the relevant Board committee.

Board sub-committees, notably the Audit and Risk Committee and the Social, Ethics and Sustainability Committee, have oversight of various principal risks to the business in line with their respective mandates. These risks are reported on, analysed, and debated, and where necessary actions are taken to address them, to ensure effective oversight and governance.

Group risk management framework

The Board uses an established Enterprise Risk Management (ERM) framework to help ensure the company's strategic objectives are achieved in the appropriate way. This framework considers complexity of risks faced and includes exogenous risks, over which the Company has little or no control. This assessment considers factors pertaining to the broader industry and market, operations and business risks as well as risks related to structures, finances and strategy. All are considered in the context of an overarching legal and regulatory framework.

The ERM framework incorporates measures to ensure optimal business performance to the greatest extent possible. The Board sets an acceptable level of risk appetite and ensures a risk management framework is in place to support the responsible execution of the strategic objectives that it sets. The CEO and Executive Management have oversight of the risk management approach under the stewardship of the CFO, who has direct accountability for implementing, maintaining and improving where necessary, the risk management system. This sets the tone for our risk awareness and culture. It is then the task of the broader leadership team to embed the risk management process, to conduct appropriate monitoring and review of the risks, as well as related reporting and communication of those risks.

Defined levels of assurance start with management in day-to-day activities where they consider risk and ensure measures are in place to mitigate and manage that risk. The second level lies in the Group's broader control framework, while the third level is independent and is carried out by the Group Internal Audit function and also independent external audit providers. Where required, additional external assurance providers may be used to assess certain processes to assure mitigation of risks.

See diagram alongside on page 19.

Our principal and emerging risks

The current decade has presented a myriad of challenges and complexities for companies to manage, particularly with respect to exogenous factors like the global pandemic and the resultant lockdowns, social and political polarisation with its resultant conflicts, and also severe economic stresses both globally and in various jurisdictions. The consequential impacts of these challenges will likely be felt for years to come.

The review of principal risks through the Board and its various structures provides for a comprehensive assessment of principal risks, and aims to provide the appropriate expertise to address those risks.

For detail on our themes and principal risks, see from page 20.

Interplay of risks

Risks cannot be considered in isolation. External factors and events often contribute to, or change, several of our principal risks. An example of this is the increase of artisanal and small-scale mining (ASM), driven by a number of inter-dependent socio-economic conditions, heightened geopolitical risk factors and the rising attractiveness of this activity created by low barriers to entry, climate change and regional conflict and widespread displacement of people, rising cost of living and unemployment, and – of course – record gold prices. These factors together have caused a proliferation of ASM across the world's gold mining regions which has the potential to cause disruption to mining operations, increase the threat of community safety incidents and threaten the social licence to operate.

Greater challenges in protecting reputation

Corruption, misinformation, disinformation and sustained economic stress and social inequality are factors contributing to greater polarisation within a country, across regions and even among nations. This polarisation contributes to rising social risk and often to the rise of anti-mining sentiment and consequent reputational risk, all of which must be anticipated and, to the greatest extent possible, managed.


Accountabilities
Governance
Board
Oversight
Board committees
Ownership
Executive and Management
Risk management process
ISO 31000 approach
Establish context
Risk impacting delivery of strategy/business plan/project
Identify
Determine what, where, how, when events could occur that could impact objectives
Analyse
Calculate risk levels considering current treatments using risk matrix and assign risk and control owners
Evaluate
Risk prioritisation, comparing risk thresholds and appetite
Respond
Further treatment of risks above thresholds and assign task owners
Report/communicate and track
Risk information reported and communicated to inform decision-making
Risk register for reporting and tracking tool for material risks
Monitor
Risk performance monitoring and measurement
Review
Review of risk performance and mitigation measures and assurances
Top down
risks:
External
Strategic
Bottom up
risks:
Operational
1
Scope, content, criteria
Risk assessment
2
Risk identification
3
Risk analysis
4
Risk evaluation
5
Risk treatment
6
Recording and reporting
Communication and consultation
Monitoring and review
• Discipline functional leads • Group risk • Group compliance
• Independent and external assurance • Governance committees
Management
Assurance

Principal risks and uncertainties

Our principal risks

Responsible committees	Risk category	Principal risks
Social, Ethics and Sustainability Committee Audit and Risk Committee	Licence to operate	• Adverse regulatory changes to mining rights and adverse fiscal changes • Loss of or threats to social licence to operate
Audit and Risk Committee	Liquidity	• Failure to move down the industry cost curve – all-in sustaining cost APM competitiveness (Ψ) • Adverse gold and commodity prices, and currency movements
Investment Committee (1)	Asset portfolio	• Inability to convert Mineral Reserve and Mineral Resource • Failure to successfully deliver and ramp up growth projects
Social, Ethics and Sustainability Committee Audit and Risk Committee	Event	• Possible suspension and/or shutdown of TSFs through increased regulatory scrutiny and / on the occurence of a catastrophic event • Adverse implications of digital breaches to reputation and operations
Audit and Risk Committee Compensation and Human Resources Committee	Performance	• Failure to meet our operational/safety performance targets • Failure to attract and retain critical skills and talent • Failure to move down the industry cost curve – all-in sustaining cost APM competitiveness (Ψ)
Social, Ethics and Sustainability Committee	Reputational	• Inability to meet investor expectations or to mine responsibly (ESG performance)

(Ψ) *An integrated risk that impacts more than one category of risk.*

Strategic focus areas

- Prioritise people, safety, health and sustainability
- Maintain financial flexibility
- Optimise overhead, costs and capital expenditure
- Maintain long-term optionality
- Improve portfolio quality

(1) *On 31 March 2024, the Investment Committee ceased to exist and, with effect from 1 April 2024, its duties and responsibilities were assumed by the Board of Directors.*

LICENCE TO OPERATE RISK

Principal risk	Description	Action/strategy to manage risk
Adverse regulatory changes to mining rights and fiscal changes	Our mining rights in the countries in which we operate could be altered, suspended, or cancelled for a variety of reasons, including breaches in obligations in respect of these mining rights. Title to AngloGold Ashanti's properties may be uncertain and subject to challenges. Experience shows that the political landscape as well as tax and economic laws and policies in our operating jurisdictions can change rapidly. We operate in countries that may, from time-to-time, experience a degree of social and political instability as well as economic uncertainty. Changes to the fiscal terms governing our operations may have a material adverse impact on operational results or financial condition, threaten the viability of existing operations, and discourage future investments in certain jurisdictions. This may have an adverse impact on our ability to access new assets and potentially reduce future growth opportunities. The rise in resource nationalism is evidenced by governments' increasing appetite for greater control over mineral rights and revenues. Some governments are adopting nationalistic policies so they can maximise the political and economic benefits from their mining and energy sectors. They can achieve this in several ways, the most common being increased taxation, requirements for in-country beneficiation, contract renegotiation, forced equity transfers and restrictions on exports and expropriations. Issues around taxation are increasing. To address this, we constantly assess the impact of changes in the fiscal environments in the countries where we operate. We remain focused on ensuring tax compliance and transparency in all jurisdictions. Slowing economies and political risk in some jurisdictions in which we operate see governments moving to promote economic recovery and social stability. Social inequality may impact political stability. In recent years, West Africa has experienced a rise in the number of military coups. In some instances, these coups can lead to resource tenure uncertainty and operational disruptions. Geopolitical issues, too, can have direct or indirect impacts on a country, impacting operations through restrictions and supply chain disruptions.	• Conduct regular, inclusive, multi-stakeholder engagement at all levels involving national and local governments, communities, traditional leaders and civil society groups • Continuously monitor the legislative, regulatory and political landscape • Facilitate and/or encourage joint venture alliances between established suppliers and local companies to aid the growth of local industries • Work to maintain compliance with relevant country legislation and regulation • Follow a robust government relations framework to guide engagement • Communicate the Group's Tax Strategy to our stakeholder base

Principal risks and uncertainties

LICENCE TO OPERATE RISK

Principal risk	Description	Action/strategy to manage risk
Loss of or threats to social licence to operate	AngloGold Ashanti is expected to operate in a sustainable manner and to provide benefits and mitigate adverse impacts to communities affected by our operations. Failure to do so can result in legal suits, additional costs to address social or environmental impacts of operations, investor disinvestment and loss of "social licence to operate", and could adversely impact our financial condition. In some cases, community resettlement is necessary in order to progress mining activities. Stakeholder expectations may change rapidly with greater demands being made by communities, and/or governments. There is growing demand to support local host communities and relinquish land for other economic developments, or to support host communities through, for example, the formalisation of artisanal mining activities. The greater demand for gold has also led to an increase in artisanal and illegal small-scale mining. Artisanal and illegal mining occurs on our properties, which can disrupt our business, have adverse environmental, health, safety and security impacts, and expose us to liability.	• Implement targeted stakeholder mapping and engagement • Monitor legislative, regulatory and political landscapes • Meet local content and localisation requirements • Share economic benefits and value creation with host countries and communities • Review sustainability performance with general managers and increase overall awareness among the senior management cohort across all operations • Conduct periodic assessment status of social licence to operate at operations • Embed international human rights standards such as the United Nations Guiding Principles (UNGPs) on Business and Human Rights and promoting a culture of respecting and protecting human rights where ever we operate • Support multi-stakeholder initiatives to formalise artisanal and small-scale mining alongside host governments and other parties



Iduapriem, Ghana

LIQUIDITY RISK

Principal risk	Description	Action/strategy to manage risk
Failure to move down the industry cost curve – all-in sustaining cost *APM* **competitiveness (Ω)**	The profitability of mining companies' operations and the cash flows they generate are significantly affected by fluctuations in input prices, many of which are linked to the prices of oil and steel. Inflation may also have a material adverse effect on operational results as could rising labour costs. Margins and free cash flow *APM* are at risk when the gold price remains static or declines, when production targets are not met or when all-in sustaining costs (AISC *APM*) increase, potentially having an adverse impact on our financial position. Our ability to meet financial obligations is dependent on the AISC *APM* achieved, our ability to generate cash and price increases or disruptions, some of which are outside our control and relate to commodity pricing, supply, or logistics disruptions. Energy cost increases and power fluctuations and stoppages could adversely impact our results of operations and financial condition.	• Introduce lower cost ounces to the Mineral Reserve and production profile • Optimise capital expenditure to improve returns • Protect pricing through gold and oil price hedges where these are appropriate instruments to use • Improve effectiveness by ensuring better operational outcomes, including lower costs • Implement the Full Asset Potential Programme focused on sustainable continuous improvement initiatives • Standardise performance management reporting, establish a framework that allows us to separate controllable and non-controllable elements of our cost base, gain an improved understanding of performance and ensure focus by operations on controllable elements
Adverse gold and commodity price, and currency movements	The price of gold, our primary product, and other commodity market price fluctuations could adversely affect the profitability of operations. Disruptions to international credit markets and financial systems have caused, and may cause in the future, a loss of investor confidence resulting in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Our business could be impacted by global economic turmoil and the expectation of further economic downturns. These events could bring inflationary cost pressures, interest rate and exchange rate fluctuations and commodity market price instability. Fluctuations in currency exchange rates may reduce the market value of our shares, as well as the value of any dividends or distributions paid by the Company.	• Ensure adequate liquidity • Enhance cost competitiveness by improving quality of the portfolio • Focus on cost, efficiencies, and capital discipline • Maintain long-term optionality by ensuring competitive project pipeline • Improve debt profile and cost of capital • Conduct sensitivity analyses on gold price, production and exchange rates • Improve cash flow by ensuring better operational outcomes and reducing costs

(Ψ) *An integrated risk that impacts more than one category of risk.*

Principal risks and uncertainties

ASSET PORTFOLIO RISK

Principal risk	Description	Action/strategy to manage risk
Inability to convert Mineral Reserve and Mineral Resource	Some of our Mineral Reserve deposits and mining operations are located in countries that may face instability, and public health and security risks that could adversely affect our mining concessions and our ability to operate. It is essential to continually replace Mineral Reserve depletions to maintain or increase production in the long term. If we fail to do this, our operational performance, financial condition and prospects will be adversely affected. Our ability to replace Mineral Reserve is subject to uncertainty and the risks inherent in exploration, technical and economic pre-feasibility and feasibility studies and other project evaluation activities, as well as competition within the industry for exploration, development and operational projects that meet AngloGold Ashanti's investment criteria. These factors may result in reductions in Mineral Reserve estimates, which could adversely affect life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base. Our ability to sustain or increase our present levels of gold production depends, in part, on the success of our exploration activities and related projects, and we may be unable to sustain or increase such production levels if these are not successful.	Continue exploration activities and undertake studies to estimate the technical and economic viability of mining projects and determine appropriate mining methods and metallurgical recovery processes. **Short- to medium-term action** • Create flexibility for mines to cope with unexpected events that might interrupt and hinder delivery of the mine plan by improving Mineral Reserve development • Replenish mineral inventory through greenfield and brownfield exploration • Apply robust business planning, portfolio optimisation and feasibility studies to support Mineral Reserve conversion **Long-term action** • Target new discoveries through focused greenfield exploration • Maintain focus on brownfield exploration • Rank opportunities • Assess accretive acquisition opportunities that have the capacity to increase our Mineral Reserve and Mineral Resource
Failure to successfully deliver and ramp up growth projects (Obuasi, Quebradona and Nevada)	AngloGold Ashanti is subject to risks related to the development of existing and new mining projects that may adversely affect its operational results and profitability. Mining is a long-term activity and assets may be in jurisdictions with elevated risk. Political instability and the potential for unstable business environments in countries in which we operate may discourage future investment in those jurisdictions, and could have an adverse impact on AngloGold Ashanti's ability to access new assets, potentially reducing growth opportunities. Failure to develop and operate projects in line with expectations could negatively impact business performance. Delays in the delivery of projects as well as increased costs attributable to a lack of community support can lead to a drop in the project value or the inability to bring the project to production. Where consultation with stakeholders breaks down, disputes may lead to reduced access to properties or delays in operations.	• Active oversight of capital discipline • Review projects to assess progress and adherence to our capital allocation framework • Ensure appropriate project skills, systems, structures and governance are in place • Minimise supply chain disruptions, retain critical supplies, reduce and or plan for extended lead times • Feasibility studies undertaken to an appropriate level of engineering to make informed decisions on capital investment with a high degree of confidence in project parameters • Complete optimised feasibility study on Quebradona and address gaps in Environmental Impact Assessments required by regulators to secure outstanding permits • Undertake detailed engineering on the North Bullfrog project to reduce risk prior to a construction decision • Begin the pre-feasibility study on the Merlin deposit as part of the broader Expanded Silicon project to advance to next decision point in the stage gate process • Ensure targeted stakeholder mapping and engagement

EVENT RISK

Principal risk	Description	Action/strategy to manage risk
Possible suspension and or shutdown of TSFs through increased regulatory scrutiny and/or occurrence of a catastrophic event	Potentially catastrophic events, such as a TSF failure, could lead to the suspension of TSF operations, and have adverse environmental and social consequences and significant financial impact, causing fundamental changes in the way we operate. Compliance with tailings management requirements and standards, and addressing potential liabilities are key to ensuring we avoid negative impacts on communities, the environment, operational results and/or reputation.	• Work to maintain comprehensive TSF governance and robust management framework, standards and guidelines developed to address tailings-related risks
Adverse implications of digital threats/ breaches to reputation and operations	Our digital landscape is ever changing and under constant threat, both externally and internally. Failure to protect our digital environment can have a significant impact on digital infrastructure, communications, reputation, safety and production. Breaches in cybersecurity and violations of data protection laws may adversely impact or disrupt our business. The sophistication and magnitude of cybersecurity incidents are increasing and include malicious software attempts to gain unauthorised access to data and other electronic security and protected information breaches. Breaches could lead to production downtime, operational delays, safety incidents, the compromising of confidential or protected information, destruction or corruption of data, and other manipulation or improper use of AngloGold Ashanti's systems and networks, or financial losses from any remedial actions. Digital technology security processes may not prevent all future malicious actions, denial-of-service attacks, or fraud, which could result in the corruption of operating systems, theft of commercially sensitive data, misappropriation of funds, and business and operational disruption.	AngloGold Ashanti must continuously monitor solutions implemented to support its global digital technology and communication networks, and applications to maintain a suitable and well-managed environment. • Improve Company awareness of digital threats • Embed cyber training and awareness • Ensure effective disaster recovery for resilience • Establish effective monitoring of the cyber landscape and usage of technologies • Ensure fully implemented security operations centre • Continuous benchmarking of cyber security performance • Ensure appropriate risk controls and verifications are undertaken such as penetration testing and phishing simulations • Undertake approaches to modernise the use of technology in our business • Establish insurance for cyber-related incidents

Principal risks and uncertainties

PERFORMANCE RISK

Principal risk	Description	Action/strategy to manage risk
Failure to meet our operational/ safety performance targets	Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact the environment or the health, safety or security of our workers or the local community, production, cash flows and profitability. The prevalence of occupational and other diseases, and the potential costs and liabilities related to this, could have an adverse effect on the business. Our operations are subject to various climate change-related physical risks which may adversely impact our production activities, mine sites and personnel and/or result in resource shortages or environmental damages. Mining operations and projects are vulnerable to supply chain disruptions, and operations and development projects could be adversely affected by shortages of, as well as extended lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant. Unplanned stoppages, unforeseen operational interruptions, and operational accidents or injuries could impact production and adversely impact business performance. Reliance on contractors at certain operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increased mining costs.	• Deliver on business plans by focusing on integrated business planning and execution • Improve Mineral Resource modelling and Mineral Reserve life and planning certainty • Maintain operational excellence programmes to improve ability to meet budgets as well as productivity and efficiencies • Focus on safe production across all operations to achieve zero harm, including the implementation of our refreshed safety strategy • Continue monitoring employees' physical and mental health, as well as response planning • Implement Full Asset Potential Programme focused on sustainable continuous improvement initiatives • Robust weekly, monthly, quarterly and annual review of operational performance at an executive level to ensure compliance to plan, review of and action of variances
Failure to attract and retain critical skills and talent	Inability to retain and attract sufficient skilled and experienced employees may harm our business and growth prospects. Having the right people with the required skills is vital to the efficient conduct of our business and strategic delivery. We compete with mining and other companies for key human resources with critical skills and inability to retain key personnel could have an adverse effect on our business. Increased labour costs could have a material adverse effect on AngloGold Ashanti's results of operations and financial condition.	• Implement development planning and deployment initiatives to ensure internal skills building and a future pipeline • Develop value proposition for AngloGold Ashanti as an employer of choice • Increase training capacity for scarce artisan skills • Implement short- and long-term incentive schemes • Conduct employee engagement surveys and act on feedback • Enable flexible working functionality to attract a diverse workforce • Develop a global mobility programme to enable skills retention
Failure to move down the industry cost curve – all-in sustaining cost competitiveness (Ψ)	Our inability to move down the industry cost curve has an impact on our performance to deliver on target and improve cash flows. See Liquidity Risks. (Ψ) *An integrated risk that impacts more than one category of risk.*	See Liquidity Risks.

REPUTATIONAL RISK

Principal risk	Description	Action/strategy to manage risk
Inability to meet investor expectations to mine responsibly – ESG performance	Irresponsible mining practices and/or perceptions that we are not sufficiently committed to ESG practices could lead to investors divesting AngloGold Ashanti's shares, increased reputational risk, and an adverse impact on the price of our shares and on our social licence to operate. Increased scrutiny and changing expectations from our stakeholders, including communities, governments and NGOs as well as investors, lenders and other market participants, with respect to our environmental, social and governance (ESG) performance and policies may impact AngloGold Ashanti's reputation. This could also lead to additional costs to meet the expectations of stakeholders, hinder access to capital or expose us to additional risks, including disinvestment and litigation. As we participate in the transition to a lower-carbon economy, compliance with climate change-related requirements, including new regulations and the potential imposition of carbon taxes or GHG emissions cap-and-trade schemes, or the elimination of related subsidies, could result in significant additional costs and expose us to additional liabilities.	• Conduct regular engagement and collaboration with stakeholders • Undertake transparent reporting and public disclosure • Review sustainability performance with general managers and increase overall awareness among senior management across all operations • Maintain good corporate citizenship and governance • Manage and limit environmental impacts and progress achievement of targets • Integrate climate considerations into the business and maintain physical climate risk assessments for all operations • Follow legislative and sentiment changes in climate politics and implement climate change strategy • Implement a human rights framework • Enhance diversity and inclusion practices • Undertake long-term projects to reduce GHG emissions from our operational activities

Iduapriem, Ghana



Delivering on our strategy and key performance indicators

Delivering on our strategy and key performance indicators

AngloGold Ashanti is working to narrow the valuation gap with its North American-based peers by improving relative cost performance, moving its primary listing to the United States, proposing a joint venture in Ghana to potentially create Africa's largest gold mine, closing loss-making operations and investing in new projects to grow production and improve margins.

AngloGold Ashanti ended 2023 on a solid footing with strong second-half performances from key assets allowing the Company to achieve guidance on gold production and total cash cost, despite a range of operating challenges in the first half of the year. The balance sheet remained robust, with leverage below target, even after self-funding investments in exploration and growth, the payment of dividends and costs of redomiciling the Company. Most importantly of all, safety performance improved to a record – in 2023 there were no fatalities at Company-operated mines and the lowest injury rates ever.

We adopt a holistic approach to manage the delivery of key performance indicators (KPIs) against the five strategic focus areas.

Performance by strategic focus area and related key performance indicators

Prioritise people, safety, health and sustainability

This strategic focus area embodies our corporate ethos and encompasses our sustainability performance. It underpins our business strategy and delivery of sustained, long-term value creation and is aligned with our values and responsibilities as a corporate citizen. This strategic focus area covers our employees, their safety, health and wellbeing, the diversity of our employee base, and also our sustainability performance, which encompasses our social and environmental responsibilities.

People – key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Number of people employed	• To have the right people and talent in the right positions, empowered to ensure delivery of our strategic business objectives	• Average of 33,658 people employed – including 19,615 contractors (2022: 32,594 including 18,599 contractors)
• Talent development and deployment	• Achieve between 40% and 80% of planned successor/development moves for middle and senior management	• Achieved 89% of planned successor/development moves
• Productivity	• Deliver an upward trend in employee productivity	• Group productivity of 13.43oz/total employee costed (TEC) (2022: 14.08oz/TEC)
• Gender diversity	• Cultivate and nurture a diverse and inclusive workforce, and promote the employment of females • Achieve between 20% and 26% female representation at senior and executive leadership levels	Female representation in 2023 was as follows: • 13% of total permanent workforce (2022: 12%) • 38% of executive management (2022: 38%) • 20% of executive, senior and middle management (2022: 20%) • 42% of Board members (2022: 30%)
	• 50% of recruits should be female with 30% female representation in talent and succession pools for critical roles – aiming for 50% female representation overall	• 459 people or 28% of recruits were female (2022: 241; 19%)

Breakdown of permanent employees by gender

	2023			2022		
	Female	**Male**	**Total**	**Female**	**Male**	**Total**
Executive management	**3**	**5**	**8**	3	5	8
Senior management	**48**	**211**	**259**	42	220	262
Middle management	**258**	**1,018**	**1,276**	247	979	1,226
Total: Executive, senior and middle management	**309**	**1,234**	**1,543**	292	1,204	1,496
Total workforce	**1,586**	**10,641**	**12,227**	**1,594**	**11,568**	**13,162**

Safety – key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Total recordable injury frequency rate (TRIFR)	• Continually improve safety performance	• Group TRIFR improved by 13% to 1.09 per million hours worked (2022: 1.26 per million hours worked)
• Number of fatalities	• Zero harm – no fatalities, no injuries	• No fatalities at Company-operated mines for second consecutive year
• Major hazard control compliance	• Between 90% and 100% critical control verification compliance	• Achieved 100% compliance (2022: 99.3%)
• Number of high-potential incidents	• Achieve a downward trend over time in the occurrence of high-potential incidents	• Number of high-potential incidents declined to 63 from 71 in 2022

Health – key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Reduction in workforce exposed to high respirable crystalline silica dust	• Reduce exposure by between 8% and 20%	• Achieved 22% reduction in workforce exposure (2022: 21%)
• All occupational disease frequency rate	• Reduce the rate of incidence of occupational disease among employees	• Increased to 0.08 per million hours worked (2022: 0.04 per million hours worked)



Kibali, DRC

Delivering on our strategy and key performance indicators

Environment – key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Greenhouse gas emissions management	• Achieve between 95% and 110% of budgeted carbon emissions intensity (between 31.382 and 36.337t CO_2e/t of ore treated)	• Achieved 34.83t CO_2e/t of ore treated (2022: 33.43t CO_2e/t or ore treated)
• Carbon (GHG) emissions	• Reduction of 30% in absolute Scope 1 and 2 carbon (GHG) emissions by 2030 (2021 baseline of 1.38Mt CO_2e) • Net zero Scope 1 and 2 GHG emissions by 2050	• Total Scope 1 and 2 GHG emissions of 1.469Mt CO_2e – marginally below 2022 level (2022: 1.475Mt CO_2e)
• Number of reportable environmental incidents	• Zero incidents	• One reportable environmental incident (2022: three) and an environmental incident rate of 1.18 incidents per million tonnes mined (2022: 1.24)
• Land area rehabilitated and value of related rehabilitation liabilities	• Rehabilitate available land areas cleared from further production use • Limit increase in rehabilitation liabilities to the extent possible	• 4,104ha of land rehabilitated in total to date with 265ha rehabilitated during the year (2022: 3,861ha; 223ha respectively) – total area of 16,159ha disturbed and not yet rehabilitated • Restoration and decommissioning liabilities of $625m (2022: $578m)
• Water withdrawal, water re-use and related intensity	• Minimise new water withdrawals, maximise water reuse where possible and prevent contamination of water resources	• 106,540ML of water reused, equivalent to 70% of total water needed to sustain site tasks (2022: 104,054ML; 67%) • 29,932ML of water withdrawn to give a water withdrawal intensity of 0.70kL/t of ore treated (2022: 34,721ML; 0.79kL/t of ore treated respectively)

Communities – key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Number of business disruptions caused by community unrest	• At most, two significant community-related business disruptions annually	• No significant community-related business disruptions
• Community investment	• Deliver on our purpose to advance societies, equitably sharing value created and supporting host communities	• $18.84m invested in communities (2022: $18.03m) • $4.31bn spent on local procurement – 94% of total procurement (2022: $3.97bn; 94%)


Iduapriem, Ghana

Maintain financial flexibility

To maximise long-term shareholder value and returns, we aim to ensure that our balance sheet remains able to meet our core funding needs. Our capital allocation framework thus prioritises investment in our asset base to support the health and sustainability of the business.

The resulting sustained free cash flow [APM] is used to:

- Return cash to shareholders through our defined dividend pay-out ratio focused on dividend returns based on free cash flow [APM] before capital expenditure
- Self-fund growth capital expenditure, with a disciplined focus on risk-adjusted returns
- Maintain a solid balance sheet, giving us strategic flexibility throughout the commodity cycle

Financial - key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Relative total shareholder return (TSR) – measured in dollars	• Improve shareholder returns relative to comparator group	• Declined to negative 11.26% for the year
• Normalised cash return on equity (nCROE)	• Improve free cash flow [APM] generation relative to shareholders' equity and the US cost of equity, on a three-year trailing basis – increase nCROE by between 7% and 19%	• nCROE of 18.43% – exceeded 2023 target measure of 13%

Optimise overhead, costs and capital expenditure

Our operating model, together with the Full Asset Potential Programme, is aimed at ensuring operational excellence. This means we aim to optimise efficiencies and cost effectiveness, improve productivity and ensure that all spending decisions are thoroughly scrutinised and optimally structured.

Key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Total cash costs [APM]	• Reduce total cash costs [APM] to between $1,050/oz and $1,130/oz (target measure of $1,089/oz)	• Achieved $1,125/oz, in line with the upper end of the adjusted threshold measure (1) of $1,130/oz
• All-in sustaining costs [APM]	• Reduce all-in sustaining costs [APM] to between $1,437/oz and $1,531/oz (target measure of $1,484/oz)	• Achieved $1,560/oz, exceeding the adjusted stretch measure (1) of $1,531/oz for 2023
• Capital expenditure [APM]	• Apply capital allocation framework	• Total capital expenditure [APM], including joint ventures, of $1.13bn (2022: $1.12bn)

(1) 2023 targets were adjusted to take account of AGA Mineração's CdS being placed on care and maintenance in August 2023

Delivering on our strategy and key performance indicators

Improve portfolio quality

Initiatives such as our Full Asset Potential Programme aim to enhance the quality of our operating portfolio and to ensure optimal performance. We are flexible in delivering on our mine plans, allowing for optimised results and we progress our projects to more than replace production with a growing Mineral Reserve and Mineral Resource base.

Key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Production	• Annual production between 2.55Moz and 2.76Moz	• Produced 2.63Moz (1) versus 2.74Moz in 2022
• Recovered grade	• Improved mineral product recovery and grade	• Total recovered grade of 1.95g/t (1) versus 1.98g/t in 2022
• Investment in Mineral Resource and Mineral Reserve development	• Improved confidence in our orebodies	• 14.4Moz added to the Mineral Reserve over past four years, before depletion, at a cost of $62/oz • Growth in Mineral Reserve, before depletion, over past six years exceeds 25%

(1) Includes AGA Mineração's CdS operation until it was placed on care and maintenance in August 2023

Maintain long-term optionality

Focused and responsible management of our Mineral Resource and Mineral Reserve, our exploration programme and related planning is vital in optimising the operating lives of our portfolio. Through continued exploration and acquisition of properties that fit with our business and offer Mineral Reserve potential, we add to the long-term sustainability of AngloGold Ashanti.

Key metrics, related targets and performance 2023

Metrics	Aims/targets	Performance
• Mineral Reserve additions (1)	• Additions of between 1.4Moz and 4.1Moz	• 2.2Moz added to the gold Mineral Reserve (pre-depletion)
• Mineral Resource additions (1) (2)	• Additions of between 3.5 and 10.6Moz	• 9.9Moz added to gold Mineral Resource (2) (pre-depletion)

(1) Pre-depletion, assets sales, and mergers and acquisitions
(2) Mineral Resource inclusive of Mineral Reserve before dilution and other factors are applied

More detailed information on our Mineral Resource and Mineral Reserve is available in the Mineral Resource and Mineral Reserve Report which is available online.

External operating environment

We operate in dynamic and complex environments where exogenous factors outside of our control can influence our ability to deliver on our strategy and create value.

In 2023 this environment was characterised by global conflict, heightened geopolitical tensions and a complicated global economic landscape, along with food security issues and preparation for upcoming elections in many of the countries in which we operate.

Conflict and food security

The Russia/Ukraine conflict continued to have far-reaching global impacts on the supply and price of energy and food, given the important role those countries play in export markets.

Africa has been especially hard-hit, with the Red Cross estimating that as many as 149m people in the continent suffer food insecurity. For millions more, the rising cost of living has placed strain on personal expenditures and balance sheets. Additional pressure has been placed on the continent by attacks on ships in the Red Sea in early 2024, increasing costs and limiting trade volumes through the Suez Canal.

The IMF noted in its October 2023 World Economic Outlook that in addition to the significant humanitarian cost, the food crisis, combined with higher energy prices and tightening global liquidity conditions, has taken a significant macro-economic toll.

While inflation fell faster than expected in most regions in 2023, according to the IMF, it remained stubbornly high in Sub-Saharan Africa, and in low-income developing countries.

Such an environment has created potential for economic, social, and political disruptions in many jurisdictions, which in turn can lead governments and communities to seek greater returns from the natural resources sector, whether through employment, social investment, taxes or royalties.

ESG and social licence to operate

Our approach to ESG seeks to meet these heightened expectations in a sustainable manner through a number of our normal business activities and interventions. While corporate social investment is an important part of the overall strategy to improve the social licence to operate, far greater impact is made by running a successful, profitable business that is able to provide high-quality local jobs, both directly and indirectly, to procure goods and services from local business, and to pay taxes and royalties that fund all manner of government services and investments in infrastructure, healthcare and education, among others.

EY's 2023 ranking of the top business risks and opportunities in mining and metals noted that scrutiny from all stakeholder groups was increasing, particularly around ESG, which would need to be balanced with other business goals, including productivity. This accords with the greater scrutiny and oversight we experience from investors, rating agencies, host governments, civil society and even our own employees.

The diversity of risks and opportunities at play add to the challenge of ESG. Issues range from tailings management and water stewardship to ensuring ethical supply chains and mine closure, overlaid by complex regulations and ongoing data integrity challenges. It is vital to have a clear view of high-quality ESG data, with strong governance and controls in place to track and report ESG metrics.

Iduapriem, Ghana



External operating environment

In 2023, climate change continued to be a key focus as the mining sector focused on decarbonisation. Government support and the falling cost of renewables supported growth in renewable energy contracts and investment in solar or wind generation. At the same time miners needed to prepare for the growing impact of climatic events, including on health and safety.

Within the industry, skills shortages remained a challenge during the year and were most acute in developed-market mining economies where strong commodity prices continued to drive competition for labour and to push up wages.

The causes of the talent shortages in these markets are complex, but seem to impact trades and professions alike, with university students steering away from mining-related studies and the world's mining schools facing pressure to close. Added to this is the shift in mining workforce needs of the future as automation and digitisation change how mining work is done.

Inflation

Global inflation continued to pose a significant challenge to economies worldwide, fuelled by supply chain disruptions left over from the COVID-19 pandemic and also the ongoing Russia-Ukraine war; the monetary policy lag of aggressive interest rate hikes to be felt; and the impact of global conflicts on the price for food and other staples.

Despite showing signs of easing in developed markets like the US and Europe due to tighter monetary policy and lower energy prices, inflation remained stubbornly high in developing markets. This divergence stems from a dependence on imported goods, particularly food and energy, as well as currency weakness against the US dollar which was buoyed by higher US interest rates, making those imports more expensive in many developing markets.

Persistent inflation in poorer countries poses a serious threat, straining household budgets, eroding purchasing power, and potentially hindering economic growth.

Gold price

The gold price remained at high levels relative to the prior year as it consolidated its credentials as a safe haven asset amidst rising inflation, the ongoing Russia-Ukraine war and, in the final quarter of the year, the outbreak of conflict in the Middle East. Interestingly, the price remained strong in the face of climbing interest rates, usually a downward force as the opportunity cost for holding the metal, which offers no yield, climbs.

Investors pushed the price to a near historical high in early December 2023, and it has remained above $2,000/oz for much of the new year. This increase reflects gold's status as an inflation hedge and safe haven during times of turmoil and volatility.

Iduapriem, Ghana



Regional reviews

Africa
Operations and projects

Africa is home to five of our operations. In Ghana, we operate the Iduapriem and Obuasi mines, in Guinea, the Siguiri mine and in Tanzania, the Geita mine. A fifth operation, Kibali (45% ownership) in the DRC, is managed by Barrick Gold Corporation, our joint venture partner.

Greenfield exploration is currently underway in Tanzania with brownfield exploration being conducted at all our African assets. For more detail on our exploration activities in Africa, see Exploration and planning for the future.

At the end of 2023, our Africa operations accounted for 19.3Moz (69%) of our total Mineral Reserve, a Measured and Indicated Mineral Resource of 20.2Moz and an Inferred Mineral Resource of 17.7Moz, which combined accounted for 36% of our total Mineral Resource.

Year at a glance

1.54Moz [1] Gold produced [2] 59% of total production (2022: 1.64Moz [1]; 60%)	$1,050/oz [3] Total cash costs [2] APM (2022: $962/oz [3])	21,734 People employed on average [2], includes 14,424 contractors (2022: 19,807; 13,070)	0.39 TRIFR (injuries per million hours worked) (2022: 0.33)
$1,043m Net cash inflow from operating activities [2] (2022: $1,108m)	$710m Capital expenditure [2] APM (2022: $576m)	822kt Scope 1 and 2 GHG emissions (CO_2e) (2022: 812kt)	$12.60m Community investment [2] (2022: $10.19m)

[1] *Total Africa subsidiaries and Kibali (Africa subsidiaries: 1.198Moz and Kibali: 343,000oz) (2022: Africa subsidiaries: 1.298Moz and Kibali: 337,000oz)*
[2] *Includes Kibali*
[3] *2023: Africa subsidiaries: $1,121/oz; Kibali: $802/oz (2022: Africa subsidiaries: $1,023/oz; Kibali: $725/oz)*


Legend:
1 Guinea, Siguiri (85%)
2 Ghana, Iduapriem/Obuasi
3 DRC, Kibali (1) (45%)
4 Tanzania, Geita
(1) Operated by Barrick
Guinea
Ghana
DRC
Tanzania
Johannesburg
Operation
0
2,000km

Regional performance 2023

- Production from the Africa region declined 6% to 1.54Moz (2022: 1.64Moz) – increased production from Iduapriem and Kibali was offset by declines at Geita, Siguiri and Obuasi
- Total cash cost APM for the Africa subsidiaries increased by 9% to $1,121/oz (2022: $1,023/oz)
- All-in sustaining cost APM for the Africa subsidiaries was $1,563/oz (2022: $1,291/oz) and for the Kibali joint venture $951/oz (2022: $979/oz)
- Safety performance maintained – there were no fatalities at Company-operated mines and the TRIFR was 0.39 injuries per million hours worked (2022: 0.33)
- Regional capital expenditure APM (subsidiaries and joint ventures) was $710m (2022: $576m), broken down by operation as follows: Iduapriem $142m (2022: $146m); Obuasi $214m (2022: $159m); Siguiri $78m (2022: $27m); Geita $191m (2022: $154m); Kibali $85m (2022: $90m)
- All operations have the required certifications: ISO 45000 (health and safety) and ISO 14001 (environmental management) and the International Cyanide Management Code. Obuasi's certification had been voluntarily suspended in 2017 while on care and maintenance. After a successful audit In December 2023, the mine was recommended for certification to the International Cyanide Management Institute (ICMI) by an independent third-party auditor. Having evaluated the detailed audit report, the ICMI confirmed the mine's certification on 27 March 2024

Regional reviews

Successes	Challenges
• Proposed joint venture between Iduapriem and Gold Fields' Tarkwa mine, potentially creating Africa's largest gold mine	• CIL tank failure at Siguiri's processing plant in May 2023 due to a faulty weld more than a decade ago - insurance claim lodged
• Received a cash distribution of $180m from the Kibali joint venture, bringing the attributable share of outstanding cash balances from the DRC to $51m at year end	• Poor ground conditions in high-grade areas encountered at Obuasi slowed mining rates, adversely impacting grades, production and costs
• Restoration of processing capacity at Siguiri in the second half of the year, following the tank failure in May 2023, enabled the resumption of processing of higher ore volumes	

TRIFR (injuries per million hours worked)


2019
0.62
2020
0.59
2021
0.61
2022
0.33
2023
0.39

Attributable production (000oz)


2019
1,538
2020
1,603
2021
1,419
2022
1,635
2023
1,541

Productivity (oz/total employee costed)


2019
19.19
2020
20.20
2021
15.45
2022
15.95
2023
13.94

Cost performance ($/oz)


2019
763
899
2020
793
958
2021
904
1161
2022
962
1227
2023
1050
1426
Total cash costs APM
All-in sustaining costs (1) APM

[1] *World Gold Council Standard*

Performance by operation

Geita

Geita produced 485,000oz at a total cash cost [APM] of $984/oz in 2023, compared to 521,000oz at a total cash cost [APM] of $944/oz in 2022. Lower gold production was due mainly to a decline in ore tonnes processed on the back of a planned mill shutdown in the first half of 2023 and lower grades mined.

The higher total cash cost [APM] was mainly a result of lower gold production, a change in mine plan and higher mining costs resulting from an increase in open pit mining at Nyamulilima and underground mining at Nyankanga, as well as an increase in backfilling at Star and Comet and Nyankanga underground mines. These costs were partially offset by favourable ore stockpile inventory movements.

The Full Asset Potential Programme (FP) initiatives lifted underground tonnes mined from Nyankanga, supported by higher backfill volumes. The volume of open pit tonnes mined improved in the second half of 2023, once new equipment was mobilised. Plant throughput and recoveries continued to exceed FP targets. Multiple design improvements, including a smart cyclone, mill slicer and shear reactor, are at various stages of implementation.

Geita's 25-year special mining licence covering approximately 19km² is set to expire on 26 August 2024. The renewal application was filed with the Mining Commission in Tanzania in July 2023 and is currently pending.

Geita's net VAT receivable closing balance at 31 December 2023 was $153m, unchanged from December 2022. In 2023, $73m of verified VAT claims (from July 2020 onwards) were offset against our corporate tax liability in Tanzania. Discussions continue with the Tanzanian Revenue Authority to resolve historical claims for VAT input credit refunds for the period from July 2017 to June 2020.

Siguiri

Siguiri's gold production fell 21% year on year. The mine produced 221,000oz at a total cash cost [APM] of $1,650/oz for the year compared to 279,000oz at a total cash cost [APM] of $1,319/oz for 2022. The higher total cash cost [APM] per ounce for the year was a result of lower gold production and unfavourable ore stockpile inventory movements. The decline in gold production was due mainly to lower ore tonnes processed, lower mined grades, and the CIL tank failure. This impacted metallurgical recoveries. Gold production was also hit by community protests, with calls for additional employment opportunities.

Gold production recovered strongly in the second half of the year. The restoration of processing capacity enabled the processing of higher volumes, although this was partly offset by lower metallurgical recoveries due to the treatment of carbonaceous material. However, recovery rates had improved by year end as the remaining CIL tanks were re-commissioned

and re-introduced into the processing circuit to restore plant throughput to full capacity.

Iduapriem

Gold production rose 8% to 268,000oz at a total cash cost *APM* of $943/oz for the year, compared to 248,000oz at a total cash cost *APM* of $970/oz in 2022.

Increased production was mainly due to improved grades mined as the mine accessed higher grade ore tonnes from Teberebie Cut 2, partially offsetting the lower ore tonnes processed as the site commissioned the new TSF.

Total cash costs *APM* per ounce improved 3% year-on-year, primarily as higher gold production and favourable ore stockpile inventory movements more than offset higher royalties paid (due to the higher average gold price received per ounce).

During the year, we announced a proposed joint venture between Iduapriem and Gold Fields' Tarkwa mine, potentially creating Africa's largest gold mine. Discussions are ongoing.

Obuasi

In 2023, Obuasi produced 224,000oz at a total cash cost *APM* of $1,114/oz, compared to 250,000oz at a total cash cost *APM* of $914/oz in 2022. Lower gold production was due mainly to lower grades mined, partially offset by higher volumes of ore tonnes processed.

The poor ground conditions encountered in the higher-grade stopes in the second half of the year prompted the decision to slow production to ensure operator safety. The slower mining rates contributed to reduced grades and lower volumes of underground ore for processing, adversely impacting production and costs. Total cash costs *APM* per ounce were higher year-on-year, primarily due to lower gold production but partially offset by favourable ore stockpile inventory movements.

A trial of the underhand drift and fill mining method in high-grade areas was initiated. This is a more selective mining method suited to the challenging ground conditions often associated with higher grades at Obuasi. Transition to this mining method in higher-grade areas is expected to continue throughout 2024, subject to the success of the trial.

In October, significantly larger drilling equipment (V30 reamer) was introduced to establish new conventional stopes to enable a safe return to previous production levels. At the end of 2023, this modified approach to conventional sub-level open stoping had yielded encouraging results, with tonnages consistently exceeding 90,000t a month.

Obuasi is forecast to produce between 275,000oz and 300,000oz in 2024, and between 325,000oz and 375,000oz in 2025 as it continues its ramp-up to steady state production.

Project update – Obuasi redevelopment

Phase 3 of the Obuasi redevelopment project primarily involves the refurbishing and returning to service of existing infrastructure around the KMS shaft. This infrastructure upgrade will provide direct access to the high-grade Block 11 and other underground mining areas and augment current underground materials handling capacity. It is expected to be completed by the end of 2024. It was extended during 2023 when mud encountered on levels 50 and 51 had to be cleared.

Phase 3 achieved the following milestones:

- Upgraded and licensed both the KMS rock and man winders for operations with Ghanaian mining authorities
- Completed installation of two new shaft pipe columns increasing dewatering capacity by 200 litres a second
- KMS shaft now complete and operational down to level 51
- Completed mining of a new ore pass between the operational mine and 41 level rail

Kibali

The Kibali joint venture produced 343,000oz at a total cash cost *APM* of $802/oz compared to 337,000oz at a total cash cost *APM* of $725/oz in 2022. Gold production was higher year on year, mainly due to the increase in ore tonnes processed, despite lower grades mined. Higher oil and commodity prices (diesel and reagents), and higher royalties contributed to increased total cash costs per ounce *APM*. This increase was partially offset by favourable ore stockpile inventory movements.

Priorities 2024

- Safely maintain solid performance across the region
- Deliver on key project milestones at Obuasi and embed new mining method
- Obuasi redevelopment project – Phase 3 is on track with next key milestones including the completion of two new ore passes between upper mine and the rail transport level, the installation and commissioning of three new pump stations and new ventilation shaft, commissioning of rail system and clearing mud on 51 level and shaft bottom
- Renewal of Geita's mining licence
- Conclude discussions with Ghana government regarding the Iduapriem/Tarkwa joint venture


Obuasi, Ghana

Regional reviews

Americas
Operations and projects

The Americas host three of our operations – one in Argentina and two in Brazil – as well as one greenfields project in Colombia. We also have a significant greenfields development in Nevada in the United States. The operating sites are Cerro Vanguardia in Argentina, and AGA Mineração and Serra Grande in Brazil.

Our AGA Mineração operation comprises the Cuiabá and Córrego do Sítio (CdS) mining complexes. The Cuiabá complex includes the Cuiabá and Lamego mines. The CdS complex was placed on care and maintenance towards the end of August 2023 due to ongoing and unsustainable losses.

In Colombia, the portfolio includes Quebradona in the department of Antioquia. Our stake in Gramalote was sold during the year while La Colosa, in the department of Tolima, remains under force majeure.

In the United States, our greenfield concessions – which include the adjacent North Bullfrog and Expanded Silicon projects – are in the Beatty District in southern Nevada. Exploration and studies are ongoing with regulatory approval for the North Bullfrog project anticipated in the first half of 2025. For more detail on our exploration activities in the Americas, see Exploration and planning for the future.

At the end of 2023, our Americas region accounted for a Mineral Reserve of 2.6Moz, equivalent to 9% of the total Group gold Mineral Reserve. The total Measured and Indicated Mineral Resource for the region was 5.6Moz, and the Inferred Mineral Resource, 6.7Moz.

The projects in Colombia and Nevada accounted for a Mineral Reserve of 3.6Moz, a Measured and Indicated Mineral Resource of 30.9Moz and an Inferred Mineral Resource of 18.5Moz.

Year at a glance

532,000oz Gold produced 20% of total production (2022: 569,000oz; 19%)	**$1,211/oz** Total cash cost APM (2022: $1,078/oz)	**8,565** People employed on average, includes 3,046 contractors (2022: 9,948; 3,405)	**2.11** TRIFR (injuries per million hours worked) (2022: 2.33)
$1m (1) Net cash inflow from operating activities (2022: $129m)	**$254m** Capital expenditure APM with an additional $27m spent on projects (2022: $322m; $17m)	**158kt** Scope 1 and 2 GHG emissions (CO_2 e) (2022: 177kt)	**$5.01m** Community investment (2) (2022: $6.43m)

(1) The sum of net cash inflows from operations offset by net operational cash outflows associated with the projects
(2) Includes Gramalote


Legend:
1 United States (Nevada), Expanded Silicon project (1)/ North Bullfrog/Mother Lode/Sterling (2)
2 Colombia, Quebradona
1 Argentina, Cerro Vanguardia (92.5%)
2 Brazil, Serra Grande
3 Brazil, AGA Mineração
(1) Expanded Silicon Project includes the Merlin deposit
(2) Sterling includes the Crown Block deposit
Project
Operations
0
400km

Regional performance 2023

- Lower production of 532,000oz (2022: 569,000oz) was due to reduced output at all operations except Cuiabá
- CdS was placed in care and maintenance in August 2023
- Production achieved at a total cash cost APM of $1,211/oz, an increase of 12% (2022: $1,078/oz)
- Safety – there were no occupational fatalities at Company-operated mines and the TRIFR improved to 2.11 injuries per million hours worked (2022: 2.33)
- The breakdown of regional operational capital expenditure was as follows: Cerro Vanguardia $75m (2022: $66m); AGA Mineração $124m (2022: $199m); Serra Grande $55m (2022: $57m)
- Capital expenditure APM on the projects totalled $27m (2022: $17m) – $11 in Colombia (2022: $16m) and $16m in the United States (2022: $1m)
- All the Latin American operations maintained their certification in terms of the International Cyanide Management Code, ISO 45000 (health and safety) and ISO 14001 (environmental management)
- Gramalote in Colombia was sold to B2Gold during the third quarter 2023

Successes	Challenges
• New 9.1Moz gold Inferred Mineral Resource declared at the Merlin deposit in the Expanded Silicon project in the US, nearly doubling the size of the Mineral Resource at our Nevada properties • At 31 December 2023, we reported a total gold Indicated and Measured Mineral Resource of 5.4Moz and a gold Inferred Mineral Resource of 11.2Moz for the Beatty District, Nevada • North Bullfrog feasibility study approved pending permits • North Bullfrog 1.0Moz gold Mineral Reserve declared	• Deposition at the Calcinados TSF served by the Queiroz plant remained suspended – during 2023, solely gold-in-concentrate production at Queiroz • CdS placed on care and maintenance (announced in August 2023) following a sustained period of challenging operating results characterised by poor production and costs that were well above the gold price • At Cerro Vanguardia, free cash flow APM was constrained by foreign exchange restrictions and export duties

Performance by operation

Cerro Vanguardia

Gold production declined by 11% year-on-year, mainly due to both lower ore tonnes processed and lower grades mined. Total cash costs APM per ounce were up at $1,045/oz (2022: $913/oz), mainly due to cost increases related to labour, fuel, power, explosives and services (annual inflation rate ended 2023 at 211.4% in Argentina), higher consumption of materials and services as well as unfavourable ore stockpile inventory movements. This was partially offset by higher by-product income, the weakening of the Argentinean peso against the dollar and capitalised stripping costs.

Free cash flow APM was impacted by foreign exchange restrictions and export duties.

The Full Asset Potential Programme highlighted the importance of open-pit waste movement. A high strip ratio necessitates highly efficient material movement and the site focussed on driving up the truck payload to reduce unit costs. The installation of sideboards on truck bodies assisted in increasing the average payload, from around 78 tonnes to 88 tonnes across the 90-tonne truck fleet.

Short interval control has also been established by integrating onboard payload measurement with the fleet management system to maintain improvements. The impact of improved payloads translated into a notable improvement in open pit waste movements throughout 2023. The current drive to improve blasting efficiency (metres per blast) is also showing promising results, and the roll-out will continue.

AGA Mineração

Gold production was marginally lower year-on-year as gold production fell when the CdS mine was placed on care and maintenance in August 2023. At the Cuiabá complex, gold production was higher year-on-year owing to higher recovered grades, partially offset by lower ore tonnes processed.

AGA Mineração produced 294,000oz at a total cash cost APM of $1,210/oz for the year, compared to 311,000oz at a total cash cost APM of $1,088/oz in 2022. Total cash costs APM per ounce were higher year-on-year mainly due to marginally lower gold production, and lower by-product revenue from sulphuric acid resulting from the ongoing suspension of operations at the Queiroz plant. Higher operating costs related to labour, mining contractors and consumables, additional costs to produce and sell gold-in-concentrate, and additional operating costs related to TSF management. These increases were partially offset by lower royalties paid.

Cuiabá produced 252,000oz – 83,000oz of which was gravimetric gold and 169,000oz gold-in-concentrate.

The focus of the Full Asset Potential Programme at Cuiabá in 2023 was to reduce mining dilution. The site implemented several quality assurance and control routines before and after blasting, including an integrated review of geology and operations, which helped to improve the overall drilling and blasting quality. In addition, development profiles were reviewed as were the designs of the support required in various underground areas. Overall, these measures contributed to a significant improvement in mining dilution in 2023 (versus 2022 performance). This performance has now stabilised at/below the 2024 target. The team continues to look for further opportunities to improve.

During the first half of 2023, Cuiabá recognised an impairment loss of $45m ($53m gross of taxes), largely due to the ongoing suspension of operating activities at the Queiroz metallurgical plant while additional engineering and geotechnical work at the related Calcinados TSF was completed. Gold concentrate sales during 2023 significantly improved operating results at the Cuiabá mine compared to 2022, which resulted in the recognition of a reversal of an impairment of $28m ($38m gross of taxes) at 31 December 2023.

AGA Mineração – Cuiabá



Regional reviews

Serra Grande

Serra Grande's production was 86,000oz at a total cash cost[APM] of $1,498/oz in 2023, compared to 88,000oz at a total cash cost[APM] of $1,355/oz in 2022. Lower gold production year-on-year was mainly a result of a decline in volumes processed, partially offset by higher recovered grades.

Total cash costs[APM] per ounce increased year-on-year on lower gold production, unfavourable ore stockpile inventory movements as well as increases in operating costs relating to labour, mining contractors and additional technical services and the strengthening of the Brazilian real against the US dollar.

Operations remained constrained with one of the initial bottlenecks associated with load and haul, and more specifically availability of the trucking fleet. As part of the Full Asset Potential Programme's focus on improving the volumes of underground ore, a maintenance review and a revised approach resulted in trucks being changed out to alleviate what was a significant deficiency in availability. The overall result was a 10-15% improvement in truck availability – from the high 60% to the high 70%. As a result, ore movement improved notably between the first and second halves of last year. Development remains key in opening up the mine to create flexibility and drive overall higher output.

An impairment loss of $90m ($105m gross of taxes) was recognised for Serra Grande in December 2023, largely a result of lower grade and ounce projections.

Serra Grande, Americas




TRIFR
(injuries per million hours worked)
2019
3.84
2020
3.68
2021
3.55
2022
2.33
2023
2.11


Attributable production
(000oz)
2019
710
2020
649
2021
559
2022
569
2023
532


Productivity
(oz/total employee costed)
2019
11.39
2020
9.70
2021
7.74
2022
7.70
2023
8.00


Cost performance
($/oz)
2019
736
1,032
2020
720
972
2021
917
1,582
2022
1,078
1,718
2023
1,211
1,810
Total cash costs APM
All-in sustaining costs (1) APM

(1) *World Gold Council Standard*

Project update

Colombia

Quebradona

Since the decision by Colombia's national environment agency (ANLA) in November 2021 to archive our environmental licence application for the Quebradona project and confirmation of this decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required on the tunnel alignment area. In addition, an optimised feasibility study is underway to implement improvements in water management, operational flexibility, maintainability, and constructability.

AngloGold Ashanti is in the process of preparing a new Environmental Impact Assessment for the Quebradona project to submit to ANLA in 2027 in connection with its environmental licence application.

Gramalote

On 29 September 2023, the Company completed the sale of its entire 50% indirect interest in the Gramalote project to B2Gold Corp for a total consideration of up to $60m, $20m received as a cash payment with the balance dependent on project construction and production milestones that the Gramalote Project reaches.

Nevada

Our project area in the Beatty district, Nevada, includes the North Bullfrog, Silicon, Mother Lode, Merlin and Sterling deposits. At 31 December 2023, a gold Measured and Indicated Mineral Resource of 5.4Moz and a gold Inferred Mineral Resource of 11.2Moz were recorded for the Beatty District in Nevada.

North Bullfrog

The Board approved the North Bullfrog feasibility study, subject to the receipt of the necessary permits and approvals. Construction is contingent on the requisite permitting which is expected in H1 2025.

Completed in 2023, the North Bullfrog Project feasibility study proposes an open-pit mining alternative employing both gravity milling and heap leaching for ore processing. Local, state and federal permitting processes are underway and environmental baseline studies are being reviewed by the agencies for completeness.

The project, expected to be the first of the Nevada operations to enter production, is slated to generate an internal rate of return (IRR*) of of 13%, assuming a gold price of $1,600/oz. At a gold price of $1,900/oz, the IRR* is estimated at 25%. Regulatory approvals are expected during Q1 of 2025 and first production at the end of 2025.

North Bullfrog is currently expected to produce an average 117,000oz during the first five full years and an average of 62,000oz a year over its life, currently anticipated to be 13 years. All in sustaining costs [APM] are anticipated at $882/oz over the first five full years and $854/oz over the life of the mine. Initial project capital is expected to be $369m.

Development of North Bullfrog will allow AngloGold Ashanti to build a cohesive project development team and improve understanding of the permitting and project construction process in Nevada.

Merlin deposit in the Expanded Silicon Project

The Merlin deposit, an exploration stage property, together with the Silicon deposit, comprises the Expanded Silicon Project.

A successful Mineral Resource conversion drilling programme conducted at Merlin during the second half of the year yielded encouraging results which were the basis of an initial assessment completed by year end. With the successful completion and approval of this concept study a 9.1Moz gold Inferred Mineral Resource for Merlin was declared at an average grade of 0.99g/t confirming another large discovery contiguous to Silicon.

At 31 December 2023, the Silicon and Merlin deposits together had a gold Measured and Indicated Mineral Resource of 3.4Moz and a gold Inferred Mineral Resource of 9.9Moz.

Priorities 2024

- Safely maintain solid performance across the region
- At North Bullfrog, local, state and federal permitting processes are underway along with detailed engineering work, key recruitment and operational readiness planning. Long-lead time procurement commitments are expected in H1 2024.
- The Merlin pre-feasibility study will continue in 2024, focusing on mining, processing and infrastructure trade-off studies. Infill and extension drilling will continue along with hydrogeological, geotechnical and metallurgical testing.
- At Serra Grande, the focus will be on cost management and full potential initiatives to maximise asset potential, stabilise production and enhance productivity
- At Cuiabá, we will continue to process gold at the Queiroz metallurgical plant and to mitigate the suspension of the Calcinados TSF by exporting the concentrate produced
- At Cerro Vanguardia, the steady performance focus on opportunities to improve cost competitiveness will be maintained

Quebradona, Colombia



**Actual IRR may differ materially from any IRR indicated above, and may therefore be lower, as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents.*

Regional reviews

Australia

Operations and projects

AngloGold Ashanti has two mining operations, Sunrise Dam and Tropicana, in the north-eastern goldfields of Western Australia. Sunrise Dam is wholly owned, while Tropicana is a joint venture between AngloGold Ashanti (manager with 70%) and Regis Resources Ltd (30%).

Greenfield exploration was carried out in Western Australia, Queensland and New South Wales with brownfield exploration conducted at the operations. For more detail on our exploration activities in Australia, see *Exploration and planning for the future*.

At the end of 2023, the Australia operations accounted for a Mineral Reserve of 2.6Moz, around 9% of our total Mineral Reserve, a Measured and Indicated Mineral Resource of 3.2Moz and an Inferred Mineral Resource of 3.6Moz.

Year at a glance

562,000oz Gold produced 21% of total production (2022: 538,000/oz; 19%)	$1,251/oz Total cash cost APM (2022: $1,157/oz)	1,741 People employed on average, includes 1,394 contractors (2022: 1,532; 1,218)	3.20 TRIFR (injuries per million hours worked) (2022: 3.82)
$380m Net cash inflow from operating activities (2022: $300m)	$135m Capital expenditure APM (2022: $202m)	488kt Scope 1 and 2 GHG emissions (CO_2 e) (2022: 486kt)	$0.85m Community investment (2022: $0.98m)


Legend:
1 Sunrise Dam
2 Tropicana (70%)
Western Australia
1
2
Kalgoorlie
Perth
Operation
1,000km

Regional performance 2023

- Production from the Australia region rose on higher production at both Sunrise Dam (up 9%) and Tropicana (up 1%)
- Total cash cost APM of $1,251/oz recorded (2022: $1,157/oz) – up 8%
- The all-in sustaining cost APM increased to $1,487/oz (2022: $1,345/oz)
- Sunrise Dam accounted for $47m of regional capital expenditure APM, Tropicana $87m and the Australian administration office of $1m (2022: $50m for Sunrise Dam and $152m for Tropicana)
- Regional safety performance continued to improve with an overall TRIFR of 3.20 injuries per million hours worked (2022: 3.82). There were no occupational fatalities at either operation.
- Cyanide Code, ISO 45000 (health and safety) and ISO 14001 (environmental management) certification was renewed at Sunrise Dam and Tropicana during the year.

Successes	Challenges
• Continued improvement in regional safety performance • Full Asset Potential Programme benefits delivered at both sites	• Skills shortages continued to place pressure on productivity and mining efficiency • Inflation remained a challenge, offsetting operating cost improvements

Performance by operation

Sunrise Dam

Improved mined grades from the underground mine and the now-depleted Golden Delicious open pit along with higher underground ore tonnes mined, partially offset by lower ore tonnes processed, contributed to an increase in gold production to 252,000oz for 2023, compared to 232,000oz in 2022. Higher gold production and favourable ore stockpile inventory movements, as well as the weakening of the Australian dollar against the US dollar, offset higher labour and consumables costs and higher royalties paid, contributing to lower total cash costs [APM] for 2023 of $1,318/oz compared to $1,402/oz in 2022.

Mining of the satellite Golden Delicious pit was completed in 2023 along with mining of a smaller open pit at Mac. In the underground mine, the Vogue and Frankie zones were the main sources of ore.

Sunrise Dam realised the benefits of the Full Asset Potential Programme in 2023. A focus on improving jumbo performance, along with better spatial compliance and efficiencies from the new fleet management system, lifted underground tonnes mined by 10% to 2.66Mt for the year. During the year, another related project indicated that cyanide dosing in the leach tanks could improve metallurgical recoveries by up to 0.6%.

Tropicana

A higher head grade, driven by an increase in full grade open pit ore movement and a reduction in stockpile mill feed, contributed to production of 310,000oz at Tropicana for 2023 compared to 306,000oz in 2022. The higher head grade was partially offset by slightly lower ore tonnes processed, due to a larger proportion of harder ore in the mill feed in the second half. Higher waste stripping and drill and blast costs, partially offset by favourable ore stockpile inventory movements and the weakening of the Australian dollar against the US dollar, contributed to a higher total cash cost [APM] of $1,105/oz for the year compared to the $881/oz reported for 2022.

Full Asset Potential projects, including improvements to "use of availability" rates, truck productivities, reduced re-entry times after blasting and improved spatial compliance in development and drilled stocks to create more flexibility, lifted underground ore tonnes mined to 165,000tpm in H2 2023.

Construction of a renewable energy facility at Tropicana started in the second half of the year and is on schedule for completion in early 2025. The facility comprises four 6MW wind turbines, a 24MW solar farm and a 14MW battery storage system. It will integrate 62MW of clean energy into Tropicana's existing 54MW gas fired power system, reducing the site's diesel and gas consumption for power generation by 96% and 50% respectively, slashing carbon emissions by more than 65,000t annually over a 10-year period.

The new facility is expected to play an important role, together with other pending and future plans to reduce absolute Scope 1 and 2 GHG emissions by 30% by 2030 (vs 2021 baseline), a key part of our roadmap to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050.


TRIFR
(injuries per million hours worked)
2019
7.33
2020
3.74
2021
6.59
2022
3.82
2023
3.20


Attributable production
(000oz)
2019
614
2020
554
2021
494
2022
538
2023
562


Productivity
(oz/total employee costed)
2019
44.85
2020
37.50
2021
30.93
2022
29.27
2023
27.58


Cost performance
($/oz)
2019
730
990
2020
968
1,225
2021
1,196
1,500
2022
1,157
1,345
2023
1,251
1,487
Total cash costs APM
All-in sustaining costs APM (1)

(1) World Gold Council Standard

Regional reviews

Priorities 2024

Sunrise Dam is targeting further increases in underground tonnes mined to more than 245,000tpm from a rate of ~230,000tpm at year end. This will partially offset the impact of completion of mining in the Golden Delicious open pit, which had previously decreased the need to supplement mill feed with stockpiled ore.

Vogue will continue as the main source of underground ore in 2024 with increased volumes planned from Frankie relative to 2023.

At Tropicana, a pre-feasibility study on mining underground ore beneath the Havana pit was completed during the year and a feasibility study initiated to focus on operational readiness and detailed design. It is anticipated that construction of the access decline will start in the second quarter of 2024.

The site plans to lift monthly underground ore production rates from the 2023 level of 165,000 tonnes to 175,000 tonnes in mid-2024, once ventilation constraints are resolved.

Open-pit ore production rates are also expected to rise in the second half as the Havana 4 cutback strip ratio decreases. The Havana pit will be the main source of open pit ore.

Sunrise Dam, Australia


Barminco

Exploration and planning for the future

Our exploration covers greenfields and brownfields exploration programmes to support sustainability and growth of our business. Greenfields exploration aims to discover large, high-value Mineral Resources that will eventually lead to the development of new gold mines. Brownfields exploration focuses on delivering value through accretive additions at existing mines, as well as driving development of future mines at our advanced projects.

Greenfields exploration

In 2023, $40.8m was spent on greenfields exploration. Our greenfields exploration tenements cover over 12,400km^2 of highly prospective ground in five countries: Australia, Argentina, Brazil, Tanzania, and the United States.

Africa

In Tanzania, greenfields exploration was restarted and field activities began at three projects located in the Shinyanga and Singida regions.

Americas

In the United States, 6,608m of diamond drilling was completed at the Midnight Star and CR projects in Nevada. Further targets remain to be tested at both projects. One additional project (Lucille) was added to the greenfields Nevada portfolio during 2023 and three projects are waiting for permits from the relevant government agencies.

In Brazil, stream sediment sampling continued to define new districts in the South Brasilia Belt (SSB) terrane. Infill stream sediment and soil sampling at SBB defined targets at the Claro project, which are ready for drill testing.

In Argentina, a 3,500km heliborne magnetic survey was completed at the Organullo project in Salta Province. Greenfields exploration at Organullo is managed by AngloGold Ashanti under an option agreement with Latin Metals. At the 100% El Cori project, environmental surveys were completed and drilling permits were submitted over four drill targets.

Australia

During 2023, greenfields exploration was carried out in the Laverton district of Western Australia, in northern Queensland and in New South Wales. The Laverton exploration has focused on the advanced Corvette prospect.

In Queensland, 4,264m of diamond drilling returned low-level anomalous results from Muldiva. Reconnaissance mapping, rock chip sampling and soil sampling was completed at several early-stage targets in the Chillagoe district. Field reconnaissance took place on the Connors and Auburn Arc tenements in the New England terrane.

Mud-rotary and diamond drilling (30 holes for 5,143m) was completed at the Macquarie Arc project in New South Wales, which is under an option agreement with Inflection Resources to test for porphyry-related copper-gold mineralisation. The drilling returned alteration assemblages indicative of a near-porphyry environment at the Duck Creek, Myallmundi and Trangie projects.

Brownfields exploration

In 2023, our brownfield exploration teams at operations across the globe completed 558km of capital and 291km of expensed drilling at a total cost of $82.8m and $65.3m, respectively. These costs are attributable to AngloGold Ashanti and include the Kibali JV, as well as Córrego do Sítio (CdS), which was placed on care and maintenance in August 2023.

Additionally, 129km of drilling was completed at the Nevada projects for a total cost of $73.9m, principally at the Merlin deposit of the Expanded Silicon project. This has delivered exceptional results and supported the declaration of a significant first time 9.1Moz Inferred Mineral Resource, as well as further definition and expansion of the mineralisation.



Tropicana, Australia

Exploration and planning for the future

Africa

Geita

Exploration drilling programmes for 2023 completed a total of 147km drilling.

Capitalised drilling to support development and definition of Mineral Resource took place across all operational areas and at the Geita Hill Underground project. Infill drilling generally confirmed existing models and at Geita Hill notably increased resolution of orebody characteristics and geometries within underground blocks 1 and 2.

Expensed drilling included testing for extensions of the main deposits, as well as at exploration targets within the Nyamulilima region and along the central district. Drilling to the southern margin of the Nyamulilima open pit supported expansion potential and showed underground potential at depth. The Kalondwa Hill programmes in the central district included infill of the main orezones, as well as establishing mineralisation continuity along both western and northwestern trends.

Kibali

Drilling of the KCD down-plunge continued, with programmes supporting potential extensions of the 5000, 9000 and 11000 lodes. Recent drilling to the northwest of KCD supports an emerging mineralised corridor parallel to KCD that has potential for both underground and open pit targets.

At Agbarabo-Rhino, drilling of the high-grade Rhino oreshoot down-plunge and lateral continuity of Agbarabo lenses supports underground potential, with shallow mineralisation at Rhino showing open pit potential close to the Kibali plant.

Drilling at Oere supports extension of mineralisation down-plunge, highlighting an underground opportunity and raising the possibility for further blind high-grade shoots in the KZ North area. In KZ South, ongoing drill testing at Zambula has returned promising results that support open pit potential of this target.

Obuasi

In all, 40km of exploration drilling was completed in 2023. Underground drilling was focused on improving confidence in the Mineral Resource at Block 8 and Block 10 ahead of mining, as well as probing and extending the known mineralisation in these areas. Good continuity of the Obuasi fissure was noted from the Block 10 programmes and at Block 8, testing of the East Lode system refined the models and identified additional multi-splayed lodes east of the known system.

Surface drilling took place at CVS and Cote d'Or, with the Cote d'Or drilling aiming to test multiple lodes and infill the Mineral Resource to further assess potential to serve as an additional and independent underground mining area.

Iduapriem

Some 11km of exploration drilling were completed, focused on capitalised infill at Block 3 west and Block 4 to support the mine plan and add operational flexibility. The drilling programmes delivered good results that supported definition and expansion of the Mineral Resource.

Regional exploration activities continued across the mining lease with reconnaissance mapping and soil geochemical sampling at several targets.

Siguiri

During 2023, exploration activities included 93km of drilling across blocks 1, 2 and 3. In Block 1, infill continued at Kami and Bidini, with delineation of potential extensions at Kami, Kozan, Seguelen and Balato pits. Good potential upside of the oxide in the Kami East area was demonstrated by several encouraging results. Reconnaissance drilling tested several targets within the block.

In Block 2, infill at Saraya pit was accompanied by reconnaissance drilling at several targets to identify potential for continued mining operations in the block. In Block 3, drilling at Kounkoun was completed to infill the Mineral Resource and support the advancing project studies, delivering several significant intersections that confirmed the robust and relatively high-grade mineralisation of this deposit. Drilling further supported geometallurgical studies and infrastructure planning.

Americas

Nevada projects, US

Drilling in the eastern Beatty District took place at Silicon and Merlin with up to twelve rigs in operation. Drilling has been focused on the Mineral Resource delineation program at Merlin, which has returned impressive results that support and enhance the modelled mineralisation and continue to show significant upside potential. Drilling also supported technical studies to inform the Expanded Silicon project.

At the North Bullfrog project in the western Beatty District, activities were mainly restricted to drilling support for hydrogeological and geotechnical studies. However, a risk amelioration drill programme to support a Measured Resource was completed within the Sierra Blanca pit design and informed an updated model.

Colombia projects

No exploration drilling took place at the projects. At Quebradona, a re-logging programme was initiated to enhance geological models based on improved differentiation of certain lithologies and is ongoing. Limited geotechnical drilling was completed and core sampling was undertaken to support technical studies.

AGA Mineração, Brazil

At Cuiabá-Lamego, a total of 158km exploration drilling was completed. Drilling at Cuiabá took place between levels 21 and 23 for the Fonte Grande Sul and Serrotinho orebodies, with significant intercepts supporting improvements and additions to the mineralisation model. Drilling of the Narrow Veins between levels 17 and 21 also delivered good results, particularly down-plunge at Balancão.

The secondary orebodies (VQZ, Galinheiro Footwall, and Viana) continued to show promising results from drilling between levels 15 and 21, most notably from the high-grade quartz vein lenses of the VQZ both within the core of the Cuiabá fold and in the footwall of the Serrotinho orebody.

Drilling at Lamego focused on Carruagem, with numerous results that refined and extended the modelled mineralisation. Drilling also took place at the Queimada and Arco da Velha orebodies.

At the Descoberto regional prospect, a surface drilling programme was completed and an induced polarisation programme is ongoing. Surface channel sampling was completed at the Lamego AVOx prospect.

Prior to being placed on care and maintenance in August 2023, a total of 46km drilling was completed at Córrego do Sítio (CdS) across several surface and underground areas of CdS I and II. Subsequent work has focused on ensuring that exploration activities to date are well documented.

Serra Grande, Brazil
Capitalised and expensed drilling programmes completed a total of 71km drilling with a strong focus on infill and confirmatory drilling to support the mine plan, notably at Inga, Mangaba, Pequizão, and Limoeiro. Several of these programmes also served to target infill and testing of upside potential in adjacent orebodies close to mine infrastructure.

Cerro Vanguardia, Argentina
A total of 78km of exploration drilling was completed at Cerro Vanguardia, with drilling mainly directed at delineating the Mineral Resource and testing extensions of veins within the mining lease.

Promising assays results were returned from partially covered and/or blind veins at Dora, Doriana, Jani and El Lazo targets. Late in the year, an extensive trenching and channel sampling campaign was undertaken across numerous veins to support drill targeting.

A reconnaissance programme at the Cóndor tenement drilled several target structures, while at the Claudia JV, drilling was completed over the Io vein and successfully defined extensions under cover. Reconnaissance mapping and sampling was also undertaken at several targets across the Claudia JV area.

Australia
Sunrise Dam
Exploration drilling programmes completed a total of 92km during 2023. Drilling was primarily concentrated in Frankie, Astro-Flamingo, and Vogue, with the objective of bolstering Mineral Resource to support mining operations. These areas returned numerous significant intercepts and contributed to ounce additions across several categories. The Frankie programme notably led to a major improvements in the modelling of high-grade ore shoots.

Surface drilling mainly tested near-surface targets at Pink Lady and Wilga West, as well as drilling to support an upgrade of the planned Neville open pit to Indicated Mineral Resource.

Tropicana
Brownfields exploration at Tropicana executed a total of 98km of drilling. Regional drilling programmes were impacted in the second half of the year by temporary access constraints, resulting in near-mine programmes being brought forward.

Capitalised exploration focused on Boston Shaker, Havana and Tropicana underground drilling, with results that generally confirmed and enhanced existing models. Near-mine expensed drill programmes delivered significant results from targets testing depth extensions and high-grade plunges to underground lodes at Boston Shaker and Havana South.

Regional expensed exploration drilling yielded significant results along Tropicana's northern corridor. Drilling south of the mine at Bushwacker also returned encouraging intercepts. Drone-based geophysical surveys were also completed to support exploration targeting along the Angel Eyes-Double Vision (northern corridor), Madras and Sanpan-Sazerac trends.

Outlook 2024
- Greenfields exploration remains focused on delivery of another transformational, sustainable discovery in a jurisdiction where we operate or are developing major projects. Towards that end, progressing multiple prospects towards drill testing is a priority for 2024.
- Brownfields exploration at the operations is geared towards maintaining a healthy exploration pipeline, with a strong emphasis on delivering high value ounces aligned to operational needs. In the Nevada projects, exploration efforts will be concentrated on continued delineation and definition of the Merlin orebody to inform pre-feasibility studies at the Expanded Silicon project.

Tropicana, Australia


6326
CAT

CFO's report

"A significant year of transition, as we continued to stabilise the business, focus on organic growth, and improve operational efficiencies"

The year in review was a busy and productive one for AngloGold Ashanti. We achieved a key milestone in our strategy with the relocation of our corporate headquarters to Denver and transitioning our primary listing to the NYSE. We demonstrated strong operational performance, particularly in the second half of the year, and resilience in the face of significant operational headwinds.



Similarly, we took a major step forward to ensure the organic growth of our business with the discovery of 9.1Moz of Inferred Mineral Resource at our Merlin deposit in Nevada.

The strong operational performance was supported by the strong gold price, with the realised price up around 8% versus 2022, at around $1,930/oz. We hedged about 135,000oz, 5% of production, with a zero-cost collar between $1,950/oz and $2,025/oz. This provided downside protection for our Brazilian assets, undergoing a significant operational turnaround process which makes them significantly exposed to a gold price downturn.

While AISC[APM] ended slightly above guidance, production and cash costs were within the guidance range for the second consecutive year, despite a challenging inflationary environment and one-off factors that affected production from Siguiri, Obuasi and Cuiabá.

Cost inflation of about 8.9% was a particularly challenging aspect of the operating environment, as was a stronger Brazilian real versus the US dollar, which pushed dollar-denominated costs higher in one of our largest costs jurisdictions.

Notwithstanding these factors, the increase in our cost base was limited to 4%, demonstrating our continued focus on costs and the strength of our Full Asset Potential Programme.

Net cash inflow from operating activities decreased to $971m for the year ended 31 December 2023, compared to $1,804m for the year ended 31 December 2022. The decrease was primarily related to the non-recurrence of a $460m payment from the Kibali joint venture in 2022, attributed to the release of historical cash reserves held in the DRC, along with one-time expenses of $314m in 2023 for our corporate restructuring.

Weak cash conversion has long been an Achilles heel for the Company. A concerted effort to improve it, as well as to optimise working capital management yielded a much improved free cash flow[APM] performance in the second half of the year. Free cash flow[APM] of $314m in the second half more than offset first half outflows of $205m. These remain areas of focus for us.

Maintaining a strong balance sheet is a central plank of our strategy. We closed the year with strong liquidity, leverage within our own conservative target range and no near-term debt maturities. This was after self-funding our sustaining and growth capital, dividend payments and the fees and taxes related to our corporate restructuring and redomicile.

Our liquidity position, $955m in cash and $1,253m in untapped revolving credit facilities (RCFs), incorporated repayment of the RCF drawdown used for the corporate restructuring expenses, ensuring no dilution for shareholders. Adjusted net debt to adjusted EBITDA[APM] was 0.89 times at year-end, below our target of 1.0 times through the cycle.

On 29 September 2023, we completed the sale of our 50% indirect interest in the Gramalote project to B2Gold Corp for a total consideration of up to $60m, $20m received as a cash payment with the balance dependent on project construction and production milestones. The sale allows us to further sharpen our focus on our remaining operations, which have further room to optimise, and our pipeline of high-return investment opportunities.

Net impairment losses of $192m were recorded for the year, mainly at our Brazilian operations, where we also took decisive steps to improve focus and the overall quality of the portfolio.

The CdS mine was placed in care and maintenance in August, following a sustained period characterised by poor production and costs well above the gold price. This also reinforced our stance that loss-making assets cannot be cross-subsidised indefinitely. In contrast, the complex transition to gold concentrate sales at the nearby Cuiabá underground mine was completed during the first half of 2023, accompanied by significantly improved operating results versus the prior year. This resulted in a $28m impairment reversal ($38m gross of taxes) at year end. Note 12 of the Group financial statements has information detailing these transactions.

During the year-end audit process, the finance team discovered an error in the calculation of the deferred tax asset at Obuasi gold mine, impacting the audited Group financial statements for the year ended 31 December 2022. After discussions with EY, the previous auditor, and PwC, the current auditors, management restated the Group financial results in compliance with IFRS. The error concerning the deferred tax asset at the Obuasi mine is non-cash and does not affect production, costs or cash flow. Further details on the restatement can be found in note 1.3 of the Group financial statements.

The root causes of this restatement, along with other control weaknesses identified by the auditors, are receiving significant attention for remediation and further improvement opportunities. Despite these issues occurring during a year of domicile and primary listing change, staff turnover, and the transition to new auditors, management views them as opportunities to strengthen internal controls, enhance systems and processes, and bolster staff capabilities.

Other notable achievements in 2023 worth reflecting on are:

- Managing a complex audit transition after a decades-long relationship with EY to our new external audit firm, PwC, in a year marked by changes in our domicile and primary listing
- Successful and sustainable tax management in the ten jurisdictions in which we operate by developing and executing mutually beneficial strategies in often challenging social, political, and economic conditions
- Standardising and updating our management reporting framework, ensuring our business leaders receive accurate information on asset performance, significantly quicker than in prior years, allowing for more timely analysis, trendspotting and allocation of resources to course-correct where necessary
- Delivering a robust 2024 business plan alongside the site, regional and corporate teams, including the impact of the Full Asset Potential programme

The ongoing integration of the Company's new Operating Model and effective implementation of enhancements detailed in the Full Asset Potential programme have yielded tangible benefits in achieving our objective to safely improve cost competitiveness versus our major peers. There are further opportunities to improve in this regard, which will be a continued focus in 2024.

Our credit ratings across all three major agencies have been maintained, supported by a consistent engagement strategy and underpinned by our diverse asset portfolio, prudent capital allocation, careful risk management and our commitment to maintain a robust financial position. In time, our new corporate domicile in the UK, as well as the introduction of new, lower-cost production from the US, will benefit our overall risk profile with the potential, in turn, to benefit our credit rating.

I wish to record my gratitude to the broader finance team across the Group which includes the regional finance teams, financial reporting, planning and performance management, tax, treasury, global supply chain and internal audit functions for their considerable efforts in supporting the business as it navigates the changeable and challenging operating landscape.

I would also like to thank members of the Audit & Risk Committee for their collective experience and diligent oversight of our work, which has been invaluable.

Gillian Doran
Chief Financial Officer
10 April 2024



Tropicana, Australia

Financial review

Two-year summaries

Summarised Group financial results – income statement

US dollar millions	2023	Restated[(1)] 2022
Revenue from product sales	**4,582**	4,501
Cost of sales	**(3,541)**	(3,366)
Loss on non-hedge derivatives and other commodity contracts	**(14)**	(6)
Gross profit	**1,027**	1,129
Corporate administration, marketing and related expenses	**(94)**	(79)
Exploration and evaluation costs	**(254)**	(205)
Net impairment, derecognition of assets and profit (loss) on disposal	**(221)**	(315)
Restructuring costs[(2)]	**(314)**	(14)
Other (expenses) income	**(104)**	(12)
Finance income	**127**	81
Foreign exchange and fair value adjustments	**(154)**	(125)
Finance costs and unwinding of obligations	**(157)**	(149)
Share of associates and joint ventures' profit	**207**	161
Profit before taxation	**63**	472
Taxation	**(285)**	(221)
(Loss) profit for the year	**(222)**	251
Attributable to:		
Equity shareholders	**(235)**	233
Non-controlling interests	**13**	18
	(222)	251

(1) Comparative periods have been retrospectively restated, where indicated, due to the prior period error in the calculation of a deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to note 1.3.2 of the Group financial statements.

(2) Restructuring costs incurred are costs associated with the AngloGold Ashanti corporate restructuring and related taxes.

Revenue

Revenue from product sales rose by 2% over 2022 predominantly as a result of the increase in the average gold price of $135/oz ($1,928/oz in 2023 vs. $1,793/oz in 2022) partially offset by lower ounces sold (112koz) and a reduction in by-product revenue mainly sulphuric acid due to suspension of operations of the Quieroz plant in Brazil.

Gold hedges

During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 13koz of gold for the period from February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partially transitioning to gold concentrate sales and the high cost associated with CdS. During the second quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 47koz of gold for the period from January 2024 to June 2024. During the fourth quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 300koz of gold for the period from January 2024 to December 2024 in order to manage gold price downside risk of the high costs associated with the Brazilian operations.

Oil hedges

During July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent Crude oil for the period from January 2023 to December 2023 that would be cash settled on a monthly basis against the contract price. This comprised approximately 40% of the Company's total anticipated 2023 consumption. The average price achieved on the forward contracts was $89.20 per barrel of Brent crude oil. There were no open contracts at the end of December 2023.



Geita, Tanzania

Average gold price received	2023		2022	
	Subsidiaries	Joint ventures	Subsidiaries	Joint ventures
Gold income (US dollar million)	**4,480**	**668**	4,388	596
Realised gain on non-hedge derivatives (US dollar million)	**2**	**—**	—	—
Adjusted for non-controlling interests (US dollar million)	**(99)**	**—**	(112)	—
Attributable gold income including realised non-hedge derivatives (US dollar million)	**4,383**	**668**	4,276	596
Attributable gold sold (000oz)	**2,273**	**343**	2,385	332
Average gold price received per ounce ($/oz)	**1,928**	**1,948**	1,793	1,795


$/oz
Gold price
(18 months to December 2023)
2,200
2,000
1,800
1,600
Gold Collar Hedge - Ceiling
Gold Collar Hedge - Floor
2024: 347koz hedged at a consolidated put option of $1,993/oz and a consolidated call option of $2,132/oz
Jul-22
Dec-23
Gold price


$/bbl
Oil price
(18 months to December 2023)
125
100
75
50
2024: 999kbbl hedged at $89.20/bbl
Jul-22
Dec-23
Oil price WTI
Brent Crude $bbl

Cost of sales

Cost of sales increased by 5% largely as a result of higher operating costs ($112m), increase in amortisation expenses on tangible assets ($24m) and higher environmental rehabilitation charges ($21m).

Operating costs variance is largely as a result of inflationary challenges and pressure on mining contractors and labour, increased engineering material costs, higher processing gold concentrate cost in Brazil along with the strengthening of the BRL against the US dollar and additional costs associated with stockpile depletions at Siguiri following the CIL tank failure incident in May 2023.These costs were slightly offset by lower mining contractor costs at Siguiri resultant of the transition from contractor mining to owner mining in the second half of 2023, the collective weakening of the ZAR, AUD and ARS against the USD, lower fuel costs, favourable ore stockpile movements at Geita and lower inventory write-offs in the current year compared to the previous year

The increase in amortisation of tangible assets was mainly due to the Obuasi redevelopment project continuing to ramp up to full production and higher waste stripping costs at Iduapriem and Tropicana

Higher environmental rehabilitation costs are due to changes in global economic assumptions impacting discount rates, adjustments in mine plans impacting cash flows and modifications to the design for closure of TSFs

Financial review

Embedded as part of cost of sales is the total cash costs. The split between subsidiaries and joint ventures is as follows:

Breakdown of total cash costs APM

US dollar million	2023		2022	
	Subsidiaries	Joint ventures	Subsidiaries[1]	Joint ventures
Total cash costs				
Cost of sales	**3,541**	**372**	3,366	342
– By-product revenue	**(102)**	**(2)**	(113)	(1)
– Inventory change	**12**	**2**	30	3
– Amortisation of tangible assets	**(579)**	**(98)**	(555)	(93)
– Amortisation of right of use assets	**(78)**	**(1)**	(81)	(2)
– Amortisation of intangible assets	**(1)**	**—**	(1)	—
– Environmental rehabilitation and other non-cash costs	**(22)**	**2**	—	(4)
– Retrenchment costs	**(4)**	**—**	(6)	—
Total cash costs	**2,767**	**275**	2,640	245
Adjusted for non-controlling interests and non-gold producing companies	**(77)**	**—**	(78)	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**2,690**	**275**	2,562	245
Gold produced (000oz)	**2,292**	**343**	2,405	337
Total cash costs per ounce ($/oz)	**1,174**	**802**	**1,066**	**725**

[1] *Comparative periods have been retrospectively restated. Refer to note 1.3 of the Group financial statements.*

Total cash cost APM * – 2023 vs 2022 ($/oz)

Total cash costs per ounce* ended the year at $1,108/oz, falling within the guidance range. Biggest negative contributors to the year-on-year variance were the impact of inflation, lower gold output and declining grades. This negative impact was partially offset by the currencies of Argentina and Australia being, on average, weaker against the US dollar during 2023 as compared to 2022.


Non-controllable
Normalise
+4%
+5%
1,000
84
7
(2)
(47)
1,042
11
1,053
55
1,108
Year Dec 22
Inflation
Royalties
Fuel
FX
Flex cost
Siquiri CIL plant
Normalised
Volume, grade and cost
Year Dec 23

** Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023*

Other income statement movements

Exploration and evaluation costs increased by $49m from 2022 primarily due to an increase in greenfields exploration mainly at Nevada including costs spent on feasibility and pre-feasibility studies.

Net impairment expenditure of $192m in 2023 were processed mainly at our Brazil operations: CdS ($47m), Cuiabá ($15m), Serra Grande ($105m) and Gramalote ($25m). The transition to gold concentrate sales during 2023 significantly improved operating results at Cuiabá mine compared to 2022, which resulted in the recognition of an impairment reversal of $38m at 31 December 2023.

Other expenses increased by $92m over 2022 largely due to care and maintenance expenses ($52m) predominantly at CdS in Brazil and legacy related TSFs costs ($52m) arising from legislative requirements in Brazil. This was partially alleviated by other movements ($12m).

Finance costs and unwinding of obligations increased by $8m in 2023 mainly due to higher finance costs from borrowings compared to 2022.

Taxation expense increase of $64m from the preceding year mainly attributable to higher deferred tax liabilities and lower deferred tax assets raised on tax losses in Ghana. This was partly offset by lower taxation in Colombia due to the settlement in the current year of the 2011 and 2010 tax claims raised in 2022.

Iduapriem, Ghana



Financial review

Total cash costs APM breakdown by operation

For the year ended 31 December 2023

(in US dollar millions, except as otherwise noted)

		Africa									Australia			
	Corporate and other[1]	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia
Total cash costs														
Cost of sales	4	372	—	372	387	313	473	566	—	1,739	399	438	30	867
– By-product revenue	—	(2)	—	(2)	—	(1)	—	(2)	—	(3)	(1)	(3)	—	(4)
– Inventory change	—	2	—	2	(2)	4	1	5	(1)	7	(6)	14	—	8
– Amortisation of tangible assets	(3)	(98)	—	(98)	(126)	(61)	(39)	(68)	—	(294)	(43)	(97)	—	(140)
– Amortisation of right of use assets	(1)	(1)	—	(1)	(3)	—	—	(23)	—	(26)	(15)	(7)	(1)	(23)
– Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
– Environmental rehabilitation and other non-cash costs	1	2	—	2	(3)	(6)	(6)	(1)	—	(16)	(1)	(2)	(1)	(4)
– Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs	—	275	—	275	253	249	429	477	(1)	1,407	333	343	28	704
Adjusted for non-controlling interests and non-gold producing companies	—	—	—	—	—	—	(64)	—	—	(64)	—	—	—	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	—	275	—	275	253	249	365	477	(1)	1,343	333	343	28	704
Gold produced (000oz)	—	343	—	343	268	224	221	485	—	1,198	252	310	—	562
Total cash costs per ounce ($/oz)	—	802	—	802	943	1,114	1,650	984	—	1,121	1,318	1,105	—	1,251

Financial reviewOverview Strategic report Directors' remuneration report Directors' report Annual financial statements Other information

Total cash costs APM breakdown by operation (continued)

For the year ended 31 December 2023

(in US dollar millions, except as otherwise noted)

	Americas										Adjusted to exclude the Córrego do Sítio operation			
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (2)	Córrego do Sítio	AGA Mineração (3)	Americas (3)	Subsidiaries (3)	Group total (2)(3)
Total cash costs														
Cost of sales	307	453	169	2	931	—	**372**	**3,541**	**3,913**	104	349	827	3,437	3,809
– By-product revenue	(93)	(2)	—	—	(95)	—	**(2)**	**(102)**	**(104)**	—	(2)	(95)	(102)	(104)
– Inventory change	(2)	(2)	—	1	(3)	—	**2**	**12**	**14**	(2)	—	(1)	14	16
– Amortisation of tangible assets	(39)	(66)	(37)	—	(142)	—	**(98)**	**(579)**	**(677)**	(3)	(63)	(139)	(576)	(674)
– Amortisation of right of use assets	—	(22)	(6)	—	(28)	—	**(1)**	**(78)**	**(79)**	(3)	(19)	(25)	(75)	(76)
– Amortisation of intangible assets	—	—	—	—	—	—	**—**	**(1)**	**(1)**	—	—	—	(1)	(1)
– Environmental rehabilitation and other non-cash costs	(1)	(4)	3	(1)	(3)	—	**2**	**(22)**	**(20)**	(3)	(1)	—	(19)	(17)
– Retrenchment costs	—	(2)	(1)	(1)	(4)	—	**—**	**(4)**	**(4)**	—	(2)	(4)	(4)	(4)
Total cash costs	172	355	128	1	656	—	**275**	**2,767**	**3,042**	93	262	563	2,674	2,949
Adjusted for non-controlling interests and non-gold producing companies	(13)	—	—	—	(13)	—	**—**	**(77)**	**(77)**	—	—	(13)	(77)	(77)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	159	355	128	1	643	—	**275**	**2,690**	**2,965**	93	262	550	2,597	2,872
Gold produced (000oz)	152	294	86	—	532	—	**343**	**2,292**	**2,635**	42	252	490	2,250	2,593
Total cash costs per ounce ($/oz)	**1,045**	**1,210**	**1,498**	**—**	**1,211**	**—**	**802**	**1,174**	**1,125**	**2,217**	**1,041**	**1,124**	**1,154**	**1,108**

(1) Corporate includes non-gold producing subsidiaries
(2) Total including equity-accounted joint ventures
(3) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023

The Regional reviews section on pages 35 to 44 contains more details on total cash cost performance and variances.

Financial review

Adjusted EBITDA *APM*

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA*APM*) for the year ended 31 December 2023 was $1,420m, compared with $1,792m for the year ended 31 December 2022. Adjusted EBITDA*APM* was lower year-on-year mainly due to higher total operating costs, higher exploration and evaluation costs, higher environmental provisions for legacy TSFs as a result of new legislation in Brazil relating to emergency response and safety management for TSFs, costs related to the corporate restructuring and lower gold sold. This decrease was partially offset by higher equity-accounted joint venture income and the higher average gold price received per ounce.

For the year ended 31 December 2023

(in US dollar millions, except as otherwise noted)

		Africa							Australia				Americas								
	Corporate and other	Kibali	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Africa	Sunrise Dam	Tropicana	Australia other	Australia	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas	Projects	Sub-total	Less equity accounted investments	Group total
Adjusted EBITDA [(1)]																					
Profit (loss) before taxation	(432)	233	124	116	32	325	41	871	99	149	(82)	166	201	(170)	(134)	(146)	(249)	(209)	147	(84)	63
Add back:																					
Finance costs and unwinding of obligations	87	3	2	7	8	25	–	45	–	2	8	10	4	9	3	1	17	1	160	(3)	157
Finance income	(25)	(8)	–	(2)	(2)	(16)	–	(28)	–	–	(3)	(3)	(75)	(1)	(1)	(1)	(78)	(1)	(135)	8	(127)
Amortisation of tangible, right of use and intangible assets	5	99	129	61	39	91	–	419	58	104	1	163	39	88	43	–	170	–	757	(99)	658
Other amortisation	–	–	–	–	–	–	–	–	–	–	–	–	(1)	1	–	–	–	3	3	–	3
Associates and joint ventures share of amortisation, interest, taxation and other	3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	199	202
EBITDA	(362)	327	255	182	77	425	41	1,307	157	255	(76)	336	168	(73)	(89)	(146)	(140)	(206)	935	21	956
Adjustments:																					
Foreign exchange and fair value adjustments	(8)	21	4	7	3	15	–	50	–	(1)	(2)	(3)	(18)	5	3	147	137	(1)	175	(21)	154
Care and maintenance costs	–	–	–	–	–	–	–	–	–	–	–	–	–	49	–	–	49	3	52	–	52

Adjusted EBITDA APM *continued*

		Africa							Australia				Americas								
	Corporate and other	**Kibali**	**Iduapriem**	**Obuasi**	**Siguiri**	**Geita**	**Africa other**	**Africa**	**Sunrise Dam**	**Tropicana**	**Australia other**	**Australia**	**Cerro Vanguardia**	**AGA Mineração**	**Serra Grande**	**Americas other**	**Americas**	**Projects**	**Sub-total**	**Less equity accounted investments**	**Group total**
Retrenchment and related costs	–	–	–	–	–	–	–	–	–	–	–	–	1	16	1	–	18	1	19	–	19
Impairment, derecognition of assets and profit (loss) on disposal	–	–	–	(1)	(4)	–	–	(5)	–	–	–	–	–	90	116	(5)	201	25	221	–	221
Unrealised non-hedge derivative loss	9	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	9	–	9
Joint ventures share of costs	–	–	–	–	–	–	2	2	–	–	–	–	–	–	–	–	–	–	2	–	2
Realised other commodity contracts	7	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	7	–	7
Intergroup interest, royalty, dividend and management fees	(31)	45	5	–	–	–	(45)	5	–	–	13	13	–	(1)	–	–	(1)	14	–	–	–
Adjusted EBITDA	**(385)**	**393**	**264**	**188**	**76**	**440**	**(2)**	**1,359**	**157**	**254**	**(65)**	**346**	**151**	**86**	**31**	**(4)**	**264**	**(164)**	**1,420**	**–**	**1,420**

[1] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Financial review

Balance sheet

US dollar millions	2023	2022 Restated [1]
ASSETS		
Non-current assets		
Tangible assets	**4,419**	4,208
Right of use assets	**142**	156
Intangible assets	**107**	106
Investments in associates and joint ventures	**599**	1,091
Other investments	**1**	3
Loan receivable [2]	**358**	—
Inventories	**2**	5
Trade, other receivables and other assets	**254**	231
Reimbursive right for post-retirement benefits	**35**	12
Deferred taxation	**50**	23
Cash restricted for use	**34**	33
	6,001	5,868
Current assets		
Loan receivable [2]	**148**	—
Inventories	**829**	773
Trade, other receivables and other assets	**199**	237
Cash restricted for use	**34**	27
Cash and cash equivalents	**964**	1,108
	2,174	2,145
Total assets	**8,175**	8,013
EQUITY AND LIABILITIES		
Share capital and premium	**420**	—
Accumulated profits and other reserves	**3,291**	4,040
Shareholders' equity	**3,711**	4,040
Non-controlling interests	**29**	35
Total equity	**3,740**	4,075
Non-current liabilities		
Borrowings	**2,032**	1,965
Lease liabilities	**98**	115
Environmental rehabilitation and other provisions [3]	**636**	596
Provision for pension and post-retirement benefits	**64**	71
Trade and other payables	**5**	7
Deferred taxation	**395**	300
	3,230	3,054
Current liabilities		
Borrowings	**207**	18
Lease liabilities	**73**	71
Trade and other payables	**772**	667
Environmental rehabilitation and other provisions [3]	**80**	81
Bank overdraft	**9**	2
Taxation	**64**	45
	1,205	884
Total liabilities	**4,435**	3,938
Total equity and liabilities	**8,175**	8,013

(1) *Comparative periods have been retrospectively restated, where indicated, due to the corporate restructuring and due to the prior period error in the calculation of a deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to notes 1.3.1 and 1.3.2. of the Group financial statements.*

(2) *During 2023, Kibali (Jersey) Limited, which holds AngloGold Ashanti's effective 45% interest in Kibali Goldmines S.A., declared a dividend in specie through the distribution of a loan receivable to its shareholders. The investment in joint ventures was reduced in 2023, due to the non-cash dividend distributed as a short-term joint venture loan receivable of $148m and a long-term joint venture loan receivable of $358m, based on the Kibali Goldmines S.A. future estimated cash flows. The loan bears semi-annual interest at 7.875% per annum and is repayable on demand.*

(3) *Short-term provisions, which were previously reported as part of trade and other payables, are now reported as part of environmental rehabilitation and other provisions on the statement of financial position. Refer to note 1.3.2. of the Group financial statements.*

Tangible, right of use and intangible assets
The increase of $198m from $4,470m in 2022 to $4,668m in 2023 is predominantly attributable to tangible asset additions relating to sustaining APM and non-sustaining capital APM. This was partly offset by amortisation charges across all operations and the net impact of impairments mainly at the Brazil operations.

Investment in associates and joint ventures
The year-on-year decline is mainly due to cash dividends received from the Kibali joint venture in 2022 ($694m) compared to 2023 ($180m) and the declaration of the dividend in specie. Refer to footnote 2.

Cash and cash equivalents
Ended the 31 December 2023 year at $ 955m (net of overdraft), a decline of $151m from the S1,106m (net of overdraft) as at 31 December 2022. At 31 December 2023, 77 % of the Company's cash and cash equivalents were held in US dollars, 5% in Australian dollars, 5% in South African rands, 9% in Argentinean pesos and 4% in other currencies. Amounts are converted to US dollars at exchange rates as of 31 December 2023.

Inventory
The increase in inventory is mainly attributable to higher stock of consumables and supplies compounded by the impact of inflation, higher ore stockpiles at Geita which was partly offset by lower inventory levels in Brazil following suspension of operations at the Quieroz metallurgical plant and CdS being placed in care and maintenance in August 2023.

Environmental rehabilitation and other provisions
The increase in this provision is primarily attributed to changes in estimates resulting from changes in discount rates based on global economic assumptions, modifications in mine plans impacting cash flows, updates in the design for the closure of TSFs, and revisions in methodology following requests from environmental regulatory authorities.


Cerro Vanguardia, Argentina

Financial review

Adjusted net debt APM (1)

US dollar millions	2023	2022
Borrowings - non-current portion	2,032	1,965
Borrowings - current portion	207	18
Borrowings - total	2,239	1,983
Lease liabilities - non-current portion	98	115
Lease liabilities - current portion	73	71
Lease liabilities - total	171	186
Total borrowings	2,410	2,169
Less cash and cash equivalents (net of bank overdraft)	(955)	(1,106)
Net debt	1,455	1,063
Adjustments:		
IFRS16 lease adjustments	(149)	(158)
Unamortised portion of borrowing costs	30	33
Cash restricted for use	(68)	(60)
Adjusted net debt	1,268	878
Adjusted net debt APM to adjusted EBITDA APM	0.89:1	0.49:1
Total borrowings to profit (loss) before taxation	38.25:1	4.60:1

(1) *Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.*


Adjusted net debt APM ($m)
4,000
3,000
2,000
1,000
0
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Net Debt

Adjusted net debt APM increased to $1,268m at 31 December 2023 from $878m at 31 December 2022. This year-on-year increase is mainly due to lower cash generation from operating activities, lower dividends received from the Kibali joint venture and the once-off costs associated with the corporate restructuring. The ratio of adjusted net debt APM to adjusted EBITDA APM was 0.89 times at 31 December 2023 from 0.49 times at 31 December 2022. The Company remains committed to maintaining a strong balance sheet with an adjusted net debt APM to adjusted EBITDA APM target ratio of 1.0 times through the cycle. The balance sheet remained strong at year-end. At 31 December 2023, the Company had cash and cash equivalents of approximately $955m (net of bank overdraft).

Long-term balance sheet improvement is achieved through disciplined capital allocation. Projects and strategic initiatives that have been self-funded are:

- Obuasi development
- Corvus and Coeur Sterling acquisitions
- Major US exploration programme
- Corporate restructuring transaction

All-in sustaining cost/oz (AISC *APM*)

Subsidiaries AISC*APM* increased by $213/oz from $1,439/oz in 2022 to $1,652/oz in 2023. This increase was mainly due to an increase in cost of sales, sustaining capital expenditure and a decrease in gold ounces sold. Sustaining capital expenditure*APM* for subsidiaries increased year-on-year mainly due to higher waste stripping expenditure at: Iduapriem, Siguiri, Geita, Cerro Vanguardia and Tropicana, the mining fleet acquisition at Obuasi; increased capital expenditure to restore plant operations following the CIL tank failure at Siguiri, as well as the TSF lift and the Tanesco national power grid connection project at Geita. This was partially offset by decreased capital expenditure from lower investment in TSF projects at Brazil and a decline in 112,000 gold ounces from 2022 to 2023.

The gold sold ounces variance is due to a decrease at Obuasi, Siguiri, Geita, Serra Grande and Cerro Vanguardia, partially offset by higher output from Iduapriem, Cuiaba, Sunrise Dam and Tropicana.

The Kibali Joint Venture, all-in sustaining costs*APM* decreased by $28/oz from $979/oz in 2022 to $951/oz in 2023. This decrease was mainly due to lower sustaining capital expenditure*APM* and an increase in gold sales volumes that was partially offset by higher cost of sales. Sustaining capital expenditure*APM* for the Kibali joint venture decreased year-on-year mainly due to lower waste stripping and Mineral Reserve development costs capitalised. Gold sold increased by 11,000 ounces, from 332,000 ounces in 2022 to 343,000 ounces in 2023.

All-in sustaining cost *APM* (AISC) breakdown

(in US dollar millions, except as otherwise noted)

	2023		2022	
	Subsidiaries	**Joint ventures**	**Subsidiaries**[(1)]	**Joint ventures**
All-in sustaining costs				
Cost of sales	**3,541**	**372**	3,366	342
By-product revenue	**(102)**	**(2)**	(113)	(1)
Realised other commodity contracts	**7**	**–**	—	—
Amortisation of tangible, intangible and right of use assets	**(658)**	**(99)**	(637)	(95)
Adjusted for decommissioning and inventory amortisation	**(5)**	**1**	6	—
Corporate administration, marketing and related expenses	**94**	**—**	79	–
Lease payment sustaining	**100**	**2**	90	8
Sustaining exploration and study costs	**32**	**—**	21	–
Total sustaining capital expenditure	**842**	**52**	708	71
All-in sustaining costs	**3,851**	**326**	3,520	325
Adjusted for non-controlling interests and non-gold producing companies	**(96)**	**–**	(88)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	**3,755**	**326**	3,432	325
All-in sustaining costs	**3,851**	**326**	3,520	325
Non-sustaining project capital expenditure	**200**	**33**	320	19
Non-sustaining lease payments	**4**	**—**	3	—
Non-sustaining exploration and study costs	**223**	**1**	183	2
Care and maintenance	**52**	**—**	—	—
Closure and social responsibility costs not related to current operations	**74**	**8**	3	11
Other provisions	**1**	**—**	14	—
All-in costs	**4,405**	**368**	4,043	357
Adjusted for non-controlling interests and non-gold producing companies	**(99)**	**–**	(90)	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	**4,306**	**368**	3,953	357
Gold sold (000oz)	**2,273**	**343**	2,385	332
All-in sustaining cost per ounce ($/oz)	**1,652**	**951**	1,439	979
All-in cost per ounce ($/oz)	**1,895**	**1,074**	1,658	1,075

(1) *Comparative periods have been retrospectively restated. Refer to note 1.3 of the Group financial statements.*


AISC APM * – 2023 vs 2022 ($/oz)
344
1,000
86
430
1,108
Dec 22
Dec 23
Total cash cost
SIB + Other

** Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023*

AISC ended the year at $1,538/oz, falling slightly above the guidance range. Biggest contributors to the year-on-year variance was the increase in cash costs, lower gold output and higher sustaining capital spend*

Financial review

All-in sustaining cost APM (AISC) breakdown by operation

For the year ended 31 December 2023

(in US dollar millions, except as otherwise noted)

		Africa									Australia			
	Corporate and other [1]	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia
All-in sustaining costs														
Cost of sales	4	372	–	372	387	313	473	566	–	1,739	399	438	30	867
By-product revenue	–	(2)	–	(2)	–	(1)	–	(2)	–	(3)	(1)	(3)	–	(4)
Realised other commodity contracts	7	–	–	–	–	–	–	–	–	–	–	–	–	–
Amortisation of tangible, intangible and right of use assets	(5)	(99)	–	(99)	(129)	(61)	(39)	(91)	–	(320)	(58)	(104)	(1)	(163)
Adjusted for decommissioning and inventory amortisation	–	1	–	1	–	–	–	(1)	–	(1)	(1)	–	–	(1)
Corporate administration, marketing and related expenses	92	–	–	–	–	–	–	–	–	–	–	–	–	–
Lease payment sustaining	2	2	–	2	3	–	–	26	–	29	16	11	1	28
Sustaining exploration and study costs	–	–	–	–	–	2	6	12	(1)	19	2	1	–	3
Total sustaining capital expenditure	1	52	–	52	96	148	74	162	–	480	47	50	1	98
All-in sustaining costs	**101**	**326**	**–**	**326**	**357**	**401**	**514**	**672**	**(1)**	**1,943**	**404**	**393**	**31**	**828**
Adjusted for non-controlling interests and non-gold producing companies	–	–	–	–	–	–	(77)	–	–	(77)	–	–	–	–
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	**101**	**326**	**–**	**326**	**357**	**401**	**437**	**672**	**(1)**	**1,866**	**404**	**393**	**31**	**828**
All-in sustaining costs	101	326	–	326	357	401	514	672	(1)	1,943	404	393	31	828
Non-sustaining project capital expenditure	–	33	–	33	46	66	4	29	–	145	–	37	–	37
Non-sustaining lease payments	–	–	–	–	–	–	–	2	–	2	–	–	–	–
Non-sustaining exploration and study costs	–	1	–	1	–	–	7	9	1	17	5	6	22	33
Care and maintenance	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Closure and social responsibility costs not related to current operations	5	7	1	8	(1)	(4)	–	1	1	(3)	1	(1)	(1)	(1)
Other provisions	1	–	–	–	–	–	–	–	–	–	–	–	–	–
All-in costs	107	367	1	368	402	463	525	713	1	2,104	410	435	52	897
Adjusted for non-controlling interests and non-gold producing companies	–	–	–	–	–	–	(79)	–	–	(79)	–	–	–	–
All-in costs adjusted for non-controlling interest and non-gold producing companies	107	367	1	368	402	463	446	713	1	2,025	410	435	52	897
Gold sold (000oz)	–	343	–	343	268	226	221	479	–	1,194	256	301	–	557
All-in sustaining cost per ounce ($/oz)	**–**	**951**	**–**	**951**	**1,329**	**1,777**	**1,976**	**1,403**	**–**	**1,563**	**1,583**	**1,304**	**–**	**1,487**
All-in cost per ounce ($/oz)	**–**	**1,069**	**–**	**1,074**	**1,500**	**2,050**	**2,020**	**1,488**	**–**	**1,696**	**1,603**	**1,446**	**–**	**1,612**

All-in sustaining cost APM (AISC) breakdown by operation (continued)

For the year ended 31 December 2023

(in US dollar millions, except as otherwise noted)

	Americas										Adjusted to exclude the Córrego do Sítio operation			
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Group total (2)	Córrego do Sítio	AGA Mineração (3)	Americas (3)	Subsidiaries (3)	Group total (2)(3)
All-in sustaining costs														
Cost of sales	307	453	169	2	931	—	372	3,541	3,913	104	349	827	3,437	3,809
By-product revenue	(93)	(2)	—	—	(95)	—	(2)	(102)	(104)	—	(2)	(95)	(102)	(104)
Realised other commodity contracts	—	—	—	—	—	—	—	7	7	—	—	—	7	7
Amortisation of tangible, intangible and right of use assets	(39)	(88)	(43)	—	(170)	—	(99)	(658)	(757)	(6)	(82)	(164)	(652)	(751)
Adjusted for decommissioning and inventory amortisation	1	(3)	—	—	(2)	(1)	1	(5)	(4)	—	(3)	(2)	(5)	(4)
Corporate administration, marketing and related expenses	—	—	—	—	—	2	—	94	94	—	—	—	94	94
Lease payment sustaining	—	33	8	(1)	40	1	2	100	102	7	26	33	93	95
Sustaining exploration and study costs	6	1	—	1	8	2	—	32	32	—	1	8	32	32
Total sustaining capital expenditure	75	122	55	—	252	11	52	842	894	19	103	233	823	875
All-in sustaining costs	257	516	189	2	964	15	326	3,851	4,177	124	392	840	3,727	4,053
Adjusted for non-controlling interests and non-gold producing companies	(19)	—	—	—	(19)	—	—	(96)	(96)	—	—	(19)	(96)	(96)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	238	516	189	2	945	15	326	3,755	4,081	124	392	821	3,631	3,957
All-in sustaining costs	257	516	189	2	964	15	326	3,851	4,177	124	392	840	3,727	4,053
Non-sustaining project capital expenditure	—	2	—	—	2	16	33	200	233	2	—	—	198	231
Non-sustaining lease payments	—	2	—	—	2	—	—	4	4	2	—	—	2	2
Non-sustaining exploration and study costs	7	6	1	1	15	158	1	223	224	3	3	12	220	221
Care and maintenance	—	49	—	—	49	3	—	52	52	34	15	15	18	18
operations	—	62	10	1	73	—	8	74	82	4	58	69	70	78
Other provisions	—	—	—	—	—	—	—	1	1	—	—	—	1	1
All-in costs	264	637	200	4	1,105	192	368	4,405	4,773	169	468	936	4,236	4,604
Adjusted for non-controlling interests and non-gold producing companies	(20)	—	—	—	(20)	—	—	(99)	(99)	—	—	(20)	(99)	(99)
All-in costs adjusted for non-controlling interest and non-gold producing companies	244	637	200	4	1,085	192	368	4,306	4,674	169	468	916	4,137	4,505
Gold sold (000oz)	151	285	86	—	522	—	343	2,273	2,616	43	242	479	2,230	2,573
All-in sustaining cost per ounce ($/oz)	1,581	1,807	2,198	—	1,810	—	951	1,652	1,560	2,894	1,615	1,713	1,628	1,538
All-in cost per ounce ($/oz)	1,616	2,231	2,325	—	2,076	—	1,074	1,895	1,787	3,949	1,927	1,909	1,855	1,751

(1) Corporate includes non-gold producing subsidiaries
(2) Total including equity-accounted joint ventures
(3) Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023

Financial review

Breakdown of capital expenditure APM

For the year ended 31 December 2023

(in US dollar millions, except as otherwise noted)

		Africa									Australia			
	Corporate and other [1]	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries	Sunrise Dam	Tropicana	Australia other	Australia
Capital expenditure														
Sustaining capital expenditure APM	1	52	—	52	96	148	74	162	—	480	47	50	1	98
Non-sustaining capital expenditure APM	0	33	—	33	46	66	4	29	—	145	0	37	—	37
Total capital expenditure APM	1	85	—	85	142	214	78	191	—	625	47	87	1	135



Kibali, DRC

Breakdown of capital expenditure [APM] (continued)

For the year ended 31 December 2023

(in US dollar millions, except as otherwise noted)

	Americas									Adjusted to exclude the Córrego do Sítio operation		
	Cerro Vanguardia	AGA Mineração	Serra Grande	Americas other	Americas	Projects	Joint Ventures	Subsidiaries	Córrego do Sítio	AGA Mineração [(1)]	Americas [(1)]	Subsidiaries [(1)]
Capital expenditure												
Sustaining capital expenditure [APM]	75	122	55	—	252	11	52	842	19	103	233	823
Non-sustaining capital expenditure [APM]	0	2	0	—	2	16	33	200	2	—	—	198
Total capital expenditure [APM]	75	124	55	—	254	27	85	1,042	21	103	233	1,021

[(1)] *Adjusted to exclude the Córrego do Sítio (CdS) operation which was placed on care and maintenance in August 2023*



Cerro Vanguardia, Argentina

Financial review

Summarised statements of cash flows

US dollar millions	2023	2022
Cash flows from operating activities	971	1,804
Cash flows from investing activities	(897)	(1,461)
Cash flows from financing activities	(87)	(323)
Net (decrease) increase in cash and cash equivalents	(13)	20
Translation	(138)	(68)
Cash and cash equivalents at beginning of period (net of bank overdraft)	1,106	1,154
Cash and cash equivalents at end of period (net of bank overdraft)	955	1,106

Cash flows from operating activities
Cash flows from operating activities decreased by $833m, from $1,804m in 2022 to $971m in 2023. This decrease in cash flows from operating activities was mainly due to a decrease in dividends received from the Kibali joint venture, an increase in payments to suppliers and employees as a result of higher gold production costs and inflation, and unfavourable working capital movements. This decrease was partially offset by an increase in revenue resultant of the higher average gold price received per ounce, as well as lower taxation paid due to lower profit before taxation in Brazil, lower provisional tax payments in Australia and higher VAT offsets in Tanzania.

Cash flows from investing activities
Cash flows from investing activities amounted to a net outflow of $897m in 2023, $564m, lower than an outflow of $1,461m in 2022. This decrease in outflow from investing activities was largely due to the acquisition of assets (Corvus Gold and Coeur Sterling) of $517m during 2022, which did not occur in 2023, proceeds from the disposal of Gramalote of $20m and higher interest income mainly due to higher interest rates received.

Cash flows from financing activities
Cash flows from financing activities in 2023 amounted to a net outflow of $87m, which is a change of $236m from an outflow of $323m in 2022. This decrease in outflow was mainly due to higher net proceeds from borrowings of $174m and lower dividends paid of $96m. This was partially offset by an increase in repayment of lease liabilities and finance costs.

US dollar millions	2023	2022
Cash generated from operations before working capital	964	1,384
Movements in working capital	(93)	(140)
Dividends received from joint ventures	180	694
Taxation refund	36	32
Taxation paid	(116)	(166)
Net cash inflow from operating activities	971	1,804
Movements in working capital:		
Increase in inventories	(58)	(54)
Increase in trade, other receivables and other assets	(117)	(152)
Increase in trade, other payables and provisions	82	66
	(93)	(140)

Free cash flow APM ($m) (1)	Year ended Dec 2023	Year ended Dec 2022
Net cash inflow from operating activities	971	1,804
Corporate restructuring costs	268	—
Capital expenditure on tangible and intangible assets	(1,042)	(1,028)
Net cash from operating activities after capital expenditure and excluding corporate restructuring costs	197	776
Repayment of lease liabilities	(94)	(82)
Finance costs accrued and capitalised	(132)	(132)
Net cash (outflow)/inflow after capital expenditure and interest	(29)	562
Other net cash inflow from investing activities	125	86
Other	4	5
Add backs:		
Cash restricted for use	9	4
Free cash flow APM	109	657
Kibali legacy free cash flow received	—	(460)
Free cash flow APM (excluding Kibali legacy free cash flow received)	109	197

(1) *Adjusted to exclude corporate restructuring costs.*

After accounting for non-sustaining capital expenditure[APM] of $200m from subsidiaries, the Company recorded free cash inflow[APM] * of $109m for the year ended 31 December 2023, compared to free cash inflow [APM] * of $657m for the year ended 31 December 2022.

Free cash flow[APM]* before non-sustaining capital expenditure[APM], the metric on which the dividend payment is based, was $342m for the year ended 31 December 2023, compared to $996m for the year ended 31 December 2022.

Cumulative cash distributions received from Kibali for the year ended 31 December 2023 were $180m, compared to $694m received during the year ended 31 December 2022 when the legacy cash build-up was released. At 31 December 2023, the Company's attributable share of the outstanding cash balances from the DRC was $51m, compared to $40m at 31 December 2022.

Free cash flow[AMP]* was impacted by continued lock-ups of value added tax (VAT) at Geita and Kibali and foreign exchange restrictions and export duties at Cerro Vanguardia (CVSA):

- In Tanzania, Geita's net VAT receivable closing balance at 31 December 2023 was $153m, unchanged from December 2022. In 2023, $73m of verified VAT claims (from July 2020 onwards) were offset against our corporate tax liability in Tanzania. Discussions continue with the Tanzanian Revenue Authority to resolve historical claims for VAT input credit refunds for the period from July 2017 to June 2020.
- In the DRC, the Company's attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) decreased by $26m from 31 December 2022 to $60m at 31 December 2023 as a result of a new VAT offset agreement signed with the DRC government in the fourth quarter of 2023.
- In Argentina, the net export duty receivables (after discounting provisions) decreased by $5m[†] from the year ended 31 December 2022 balance of $9m[†] to $4m[†] at 31 December 2023 In addition, CVSA's cash balance decreased from $116m[†] from the year ended 31 December 2022 to $89m[†] at 31 December 2023. The cash balance is available to be paid to AngloGold Ashanti's offshore ($47m[†]) and onshore ($4m[†]) investment holding companies in the form of declared dividends.
- Applications have been made to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $23m† to AngloGold Ashanti. During the second half of 2023, CVSA submitted a new application to the Argentinean Central Bank to approve the purchase of US dollars in order to distribute additional offshore dividends of $24m† for the declared dividends related to the 2022 financial year. Also, under a special regime established for dividend payments, a new petition to distribute a portion of the offshore dividends applied for, in the amount of $45m, was submitted to the Argentinean Central Bank during the third quarter of 2023. While the remaining approvals are pending, the cash remains fully available for CVSA's operational and exploration requirements.

* *Excludes corporate restructuring costs of $314m*
† *US dollar equivalent and at prevailing exchange rates.*

Use of non-GAAP measures and alternative performance measures (APMs)

The Financial Review contains multiple non-GAAP measures, which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, is used by certain investors to assess the performance of the Company. These do not have a standard meaning and are intended to provide additional information which are not necessarily comparable with similar measures used by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The definitions of these measures, and the reconciliation to the amounts presented in the consolidated financial statements, and the reasons for these measures are reflected above and depicted by an APM symbol [APM].



Tropicana, Australia

Board composition and resumes

Independent Non-Executive Directors

AngloGold Ashanti plc has a unitary Board of Directors, ten independent non-executive directors and two executive directors. Guided by its commitment to sound principles of corporate governance, the Board of Directors collectively oversees the stewardship of the Company and is responsible for its long-term success and sustainability.

Committees – membership key
Audit and Risk Committee
Social, Ethics and Sustainability Committee
Compensation and Human Resources Committee
Nominations and Governance Committee
Investment Committee
Committee Chairperson

Note:

The date of appointment is the date the director was appointed to the AngloGold Ashanti Limited Board. All directors, other than Alberto Calderon, were appointed to the AngloGold Ashanti plc Board (the Board) on 25 September 2023. Alberto Calderon was appointed to the Board on 10 February 2023. For more on the 2023 corporate restructuring, see the CEO's statement.

Ms. Ramos and Ms. Richter have elected not to stand for re-election at the 2024 AGM (scheduled for 28 May 2024) and will retire from the Board as chairperson and independent non-executive director, and independent non-executive director, respectively, with effect from that date.

Subject to his re-election by shareholders at the AGM, Mr. Tilk will become Board Chairperson with effect from 28 May 2024. Further details on Board composition can be found on page 75.



Maria Ramos (65)
Chairperson

MSc, BCom (Hons), Banker Diploma, Certified Associate of the Institute of Bankers (SA)

Appointed: June 2019

Appointed Chairperson in December 2020

Maria Ramos is an independent non-executive director of Standard Chartered Plc and serves on the board of Compagnie Financière Richemont SA. She served as Group chief executive officer of Absa Group (previously Barclays Africa Group Limited), retiring in 2019. Prior to that she was CEO of Transnet and served as Director General of South Africa's National Treasury.

She recently served as independent non-executive director on the boards of the Public Investment Corporation and Saudi British Bank. She also co-chaired the United Nations Secretary General's Task Force on Digital Financing of the Sustainable Development Goals.

Ms. Ramos has in the past served as a non-executive and independent director on the boards of Sanlam Ltd, Remgro Ltd and SABMiller Plc. She was a member of the World Economic Forum's International Business Council and member of its executive committee and its chairperson for two years.

She is a member of the Group of Thirty and serves on the International Advisory Board of the Blavatnik School of Government, Oxford University.

Ms. Ramos has elected not to stand for re-election at the 2024 AGM.



Rhidwaan Gasant (64)
Lead Independent Non-Executive Director

BCompt (Hons), CA(SA), ACIMA, CGMA, Executive Development Programme

Appointed: August 2010

Rhidwaan Gasant was previously the CFO of Engen Limited, and the CEO of Energy Africa Limited. He is currently the independent non-executive chairman of Growthpoint Properties Limited and chairs the board audit committee of MTN Nigeria Communications Plc.



Kojo Busia (61)
Independent Non-Executive Director

PhD, MA, BA

Appointed: August 2020

Kojo Busia has over 25 years of professional experience in African natural resources governance and management working at both bilateral and multilateral organisations. He is currently co-founding director of Green Africa Minerals FZCo. He recently held the position of Chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).

He previously served as coordinator of the African Mineral Development Centre (AMDC) at the UNECA. Prior to heading the AMDC, Dr. Busia spent nearly a decade leading the African Peer Review Mechanism Support Section, Governance and Public Administration Division, also at the UNECA. In addition, Dr. Busia has served on several advisory boards including the Responsible Mining Foundation Advisory Council, Advisory Director of Global Mining Sustainability, and Mining Indaba's Sustainability Advisory Committee. He is a founding director of the Africa Resource Management, Environment and Climate Change Institute, a think-do-tank recently established in Accra, Ghana.



Alan Ferguson (66)
Independent Non-Executive Director

BSc, CA (Scotland)

Appointed: October 2018

Alan Ferguson is a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011, he has held non-executive directorships on a number of boards including Johnson Matthey, Croda International and Marshall Motors Holdings where he chaired their audit committees and was the Senior Independent Director. He currently serves on the board of Harbour Energy, where he chairs the audit committee. In addition, Mr. Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the UK Audit Committee Chair's Independent Forum.



Albert Garner (68)
Independent Non-Executive Director

BSE

Appointed: January 2015

Albert Garner has extensive experience in capital markets, corporate finance and mergers and acquisitions. He worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions until his retirement at the end of 2023. He was one of the most senior bankers at Lazard. He led their special committee practice and corporate finance practice. He also chaired their fairness opinion committee. Mr. Garner became a general partner in 1989 and was Vice Chair of Investment Banking upon his retirement in 2023.



Scott Lawson (62)
Independent Non-Executive Director

Civil Engineering, MBA

Appointed: December 2021

Scott Lawson has over 35 years in the mining industry and is an experienced global mining executive who has served in a broad range of roles. He is the former executive vice president and chief integration officer of Newmont Corporation. Prior to this Mr. Lawson served as executive vice president and chief technology officer and other executive technical roles for Newmont Corporation.

Mr. Lawson spent 22 years with Rio Tinto in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Rio Tinto Kennecott. He is the former senior vice president, engineering services at Peabody Energy responsible for global engineering and technical services support.



Jinhee Magie (56)
Independent Non-Executive Director

CPA, CA

Appointed: June 2023

Jinhee Magie is the former chief financial officer of Lundin Mining Corporation, a Canadian-based international metals company, having served over 14 years with the company in various roles of increasing responsibility. She is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. Ms. Magie is a corporate director who currently serves on the boards of Lithium Americas Corp and Star Royalties Limited.

Committees – membership key
Audit and Risk Committee
Social, Ethics and Sustainability Committee
Compensation and Human Resources Committee
Nominations and Governance Committee
Investment Committee
C Committee Chairperson

Board composition and resumes

Independent Non-Executive Directors





Maria Richter (69)
Independent Non-Executive Director

BA, Juris Doctor

Appointed: January 2015

Maria Richter is an experienced non-executive director who has served on a diverse range of US and international company boards. She previously served on the board of Barclays International, Barclays Bank plc and National Grid plc where she was the chairperson of the finance committee and member of the audit and nominations committees. She currently sits on the boards of Rexel Group, France, a global leader in the professional distribution of energy products and services, and Bessemer Trust, a US wealth management company, and is a member of the audit and nominations committees of Rexel and the remuneration committee of Bessemer Trust.

During Ms. Richter's professional career she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc. and Morgan Stanley & Co.

Ms. Richter has elected not to stand for re-election at the 2024 AGM.




Diana Sands (58)
Independent Non-Executive Director

CPA, MBA

Appointed: June 2023

Diana Sands brings over 30 years of business experience to her board roles. She serves on the board of publicly held SP+ Corporation, and on the board of privately held Vmo Aircraft Leasing. She also served on the board of PDC Energy, Inc. until it was acquired by Chevron Corporation. Ms. Sands previously held senior executive finance and governance positions at the Boeing Company including SVP Office of Internal Governance and Administration which oversaw ethics and investigations, compliance risk management, internal audit, security, and internal services. She was also corporate controller, and head of investor relations and financial planning. Previously Ms. Sands worked in the automotive and telecommunications sectors and started her career as a Certified Public Accountant.




Jochen Tilk (60)
Independent Non-Executive Director

Bachelor's in Mining Engineering, Master's in Mining Engineering

Appointed: January 2019

Jochen Tilk is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. He is the former president and chief executive officer of Potash Corporation. Mr. Tilk previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company's president and chief executive officer. He is also a director of Emera Inc., a publicly listed energy utility company and vice-chair of the Princess Margaret Cancer Foundation, a not-for-profit organisation.

Subject to his re-election at the 2024 AGM, Mr Tilk will be appointed Board Chairperson.

Committees – membership key

- Audit and Risk Committee
- Social, Ethics and Sustainability Committee
- Compensation and Human Resources Committee
- Nominations and Governance Committee
- Investment Committee
- Committee Chairperson

Executive Directors



Alberto Calderon (64)
Chief Executive Officer

PhD, MPhil, MA, Juris Doctor, BA

Appointed: September 2021

Alberto Calderon's executive experience includes leadership roles across the mining, petroleum, and energy sectors. He served as the chief executive officer of Orica and was also an executive at BHP Group Plc. During his time with BHP Group Plc, Mr. Calderon held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.

Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, Mr. Calderon held senior leadership positions in the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organisations.



Gillian Doran (47)
Chief Financial Officer

Fellow Member of Association of Chartered Certified Accountants (FCCA)

Appointed: January 2023

Gillian Doran brings more than 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining the Company, Ms. Doran served as chief financial officer for Rio Tinto's Global Aluminium division. Ms. Doran's career at Rio Tinto spanned over 15 years in a number of senior finance roles within operations, regional business unit and Group headquarters. A seasoned international executive leader having previously worked and lived in Europe, North America and Australia, Ms. Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.

Executive management



Alberto Calderon (64)

Chief Executive Officer *

PhD, MPhil, MA, Juris Doctor, BA

Alberto Calderon's executive experience includes leadership roles across the mining, petroleum, and energy sectors. He served as the chief executive officer of Orica and was also an executive at BHP Group Plc. During his time with BHP Group Plc, Mr. Calderon held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.

Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, he held senior leadership positions with the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organisations.



Gillian Doran (47)

Chief Financial Officer *

Fellow Member of Association of Chartered Certified Accountants (FCCA)

Gillian Doran brings more than 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining AngloGold Ashanti, Ms. Doran served as chief financial officer for Rio Tinto's Global Aluminium division. Ms. Doran's career at Rio Tinto spanned over 15 years in a number of senior finance roles within operations, regional business unit and Group headquarters.

A seasoned international executive leader having previously worked and lived in Europe, North America and Australia, Ms. Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.



Lisa Ali (56)

Chief People Officer

BSc (Hons) in Chemistry, Analytical Chemistry, Biochemistry; Executive MBA

Lisa Ali was appointed Chief People Officer at AngloGold Ashanti and a member of the Executive Committee with effect from 1 April 2022. In this role, Ms. Ali is responsible for Group human resources.

Ms. Ali has over 30 years' experience, mostly in the extractive industries. Prior to joining AngloGold Ashanti, Ms. Ali served as Chief People and Sustainability Officer at Newcrest Mining Limited, which she joined in 2020. Before that, Ms Ali was Head of Transformation at Trinidad Petroleum Holdings Ltd. and its subsidiary companies, and held several senior positions at BP International plc.

.



Stewart Bailey (50)

Chief Sustainability and Corporate Affairs Officer

Stewart Bailey's portfolio includes stakeholder relations and the broader ambit of sustainability policy and oversight. He leads a strong team of specialists covering community and government relations, communications and investor relations, reporting, environment, security and human rights. Throughout approximately 14 years with AngloGold Ashanti, based both in the US and South Africa, he has built an in-depth knowledge of the Group, its operations and its stakeholders. He is a former financial journalist with Bloomberg LP in New York and Johannesburg.

** Executive director*



Terry Briggs (51)
Chief Development Officer

BSc (Hons); MEng

Terry Briggs was appointed as Chief Development Officer of the Group and a member of the Executive Committee with effect from 1 April 2022. His portfolio at AngloGold Ashanti includes Corporate Strategy and Business Development, Global Projects and Greenfields Exploration, focussing on optimisation and sustainable growth for the Company.

Mr. Briggs has over 25 years of experience, spanning site-based technical and operations management roles at several underground and open pit base and precious metal operations globally at all stages of development from start-up to closure. Prior to joining AngloGold Ashanti, Mr. Briggs spent over a dozen years at Newmont Corporation in various leadership roles in Technical Services, Corporate Development and Finance, where he played a prominent role in a variety of large-scale transactions and value-add initiatives.

Mr. Briggs is a representative on various geology and mining industry bodies and has authored several publications on engineering, geology and exploration. He is also a Fellow of The Australasian Institute of Mining and Metallurgy (FAusIMM).



Marcelo Godoy (52)
Chief Technology Officer

PhD (Strategic Mine Planning), Masters (Geostatistics)

Marcelo Godoy has over 25 years of experience in the mining industry and was previously Senior Vice President, Exploration at Newmont Corporation where he led the development of numerous innovation programs, including a world-class orebody risk management system that delivered a step change in the reliability of production forecasts. Mr. Godoy is a recognised leader in the field of mine planning under uncertainty and a champion of diversity and inclusion. Prior to joining Newmont, he was Mining Sector Leader for Golder Associates in South America and a Director at Golder's Global Board of Directors. During his tenure at Golder Associates, Mr. Godoy managed major mining feasibility studies and reserve compliance audits for the world's top producers of base metals, iron ore and gold.

He brings to AngloGold Ashanti experience in resource modelling, mine planning and project development, as well as a track record in leading technical teams and introducing technology to drive sustainable competitive advantage.



Richard Jordinson (63)
Chief Operating Officer

BSc ACSM

Richard Jordinson was appointed as Chief Operating Officer with effect from 1 October 2023. Mr. Jordinson joined AngloGold Ashanti in 2012 as General Manager of Sunrise Dam and subsequently undertook a variety of roles including General Manager of Geita Gold Mine and Senior Vice President of AngloGold Ashanti's Ghana-Tanzania Business Unit. He has over 38 years of industry experience from across the gold, iron ore, nickel, zinc and lead mining sectors. He also brings a proven track record of adding value to the portfolios he has helped lead by bringing new operations into production on time and on budget and overseeing complex transitions to underground mining.



Lizelle Marwick (46)
Chief Legal Officer

BProc, LLB, LLM

Lizelle Marwick was appointed Executive Vice President: General Counsel and Compliance of the Group on 1 July 2020, after previously serving as Senior Vice President: Deputy General Counsel. She joined AngloGold Ashanti in 2011 establishing and heading up the legal function for the Africa operations. She is familiar with all aspects of the organisation and well versed on multi-jurisdictional legal work covering a wide range of subjects, with extensive experience in governance, corporate transactions and government negotiations. Prior to joining AngloGold Ashanti, Ms. Marwick practised law at Bowman Gilfillan in South Africa and at Herbert Smith in the United Kingdom. She is admitted as an attorney in South Africa and a solicitor in England and Wales.

Corporate governance

AngloGold Ashanti's Board continues to be guided by its commitment to embedding sound governance principles and practices at all levels of the Company.

Since the establishment of AngloGold Ashanti plc as holding company for the AngloGold Ashanti Group, the Board has worked to put in place principles and practices which reflect the Company's status as a company registered in England and Wales with its primary listing on the New York Stock Exchange (NYSE) (and secondary listings in South Africa and Ghana), building on the strong background of good corporate governance established under the South African regulatory regime.

The Board believes that good governance underpins value creation and the long-term sustainability of our business and is crucial to the achievement of our business objectives and delivery on our strategy. AngloGold Ashanti's governance structures and processes demonstrate our commitment to high standards of business integrity and ethics and are supported by our values-driven culture and Code of Business Principles and Ethics (Our Code), as well as our Board Corporate Governance Guidelines, Related Party Transactions Policy, Code of Ethics for Senior Financial Officers and the approved charters which govern the work of our various Board committees. Our Code is fundamental to our culture of performance with integrity and was updated during the year. Our Code sets out our expectations for the conduct of our directors, employees, contractors and consultants and affirms our commitment to the highest standards of integrity and ethics in the conduct of our business.

Our Code underpins AngloGold Ashanti's important values, demonstrating alignment and consistency of a values-based organisation.

The Group is no longer subject to the King IV Principles which apply to South African-listed companies, although the Board believes that an ethical culture, good performance, effective control and legitimacy remain important principles which guide our approach.

As a US-listed entity, the Group is currently governed by the requirements of the US Securities and Exchange Commission (SEC) and the NYSE that apply to foreign private issuers. In establishing its governance practices, the Board has also considered the governance regulations which apply to US domestic issuers and put in place a framework appropriate to its current status and the Board's ambition.

Key Board considerations

AngloGold Ashanti plc was established in February 2023 as a private limited company with two directors who were employees of the Group, including the CEO. On becoming the listed holding company for the Group in September 2023, AngloGold Ashanti plc put in place the current Board with 10 independent non-executive directors and 2 executive directors. All 12 directors had previously been directors of, AngloGold Ashanti Limited, the predecessor holding company.

During the initial period from incorporation of the Company to the 2023 corporate restructuring, the focus of the Board was on actions to set up the Company, to effect the 2023 corporate restructuring and to help ensure the Company had good governance practices in place for the future.

Since completion of the 2023 corporate restructuring, meetings have covered standing agenda items in line with those which applied for AngloGold Ashanti Limited, including comprehensive CEO, CFO and COO reports covering, inter alia, operational and safety reviews and performance, progress towards strategic objectives, presentation of the financial performance and forecasts by the CFO and reports from chairpersons of Board committees. Prior to each Board meeting, the independent non-executive directors hold a closed session without executive directors or management and then meet with the CEO without additional management.

In particular, the Board considered the following key matters:

- Matters relating to a court-sanctioned capital reduction
- Group Risk Management Framework and Plan
- Various operational and strategic projects requiring Board approval
- An update to Our Code and the adoption of an incentive-based compensation recovery plan
- The schedule of Board meetings and annual plan and priorities for 2024
- The interrogation and approval of the budget and business plan for 2024

The Board also participated in a training session covering their duties and responsibilities as directors of a UK-incorporated, US-listed, global company and corporate governance matters.

Prior to the 2023 corporate restructuring, the Board of AngloGold Ashanti Limited considered the following key matters:

- The 2023 corporate restructuring of the Group which was completed on 25 September 2023
- The approval of the final 2023 business plan and budget
- The Group's principal risks and their allocation amongst the Board committees for oversight and reporting back to the Board
- The 2022 year end financial statements and reporting (including the Annual Report on Form 20-F) and the 2023 half-yearly financial statements and reporting together with supporting matters and dividend declaration
- Various operational and strategic projects requiring Board approval or updates
- Our Code and Modern Slavery Report
- Various matters relating to non-executive director fees and executive director remuneration and share plans
- Various corporate governance, Board and Board committee related matters on the recommendation of the Nominations and Governance Committee
- CEO and CFO 2022 performance and 2023 objectives
- Business strategy in a dedicated strategy session

Board composition

The Board seeks to ensure AngloGold Ashanti remains a responsible corporate citizen by delivering on its financial performance objectives and pursuing environmental, social and governance (ESG) principles by striving to enhance the economic life of host communities and protecting and minimising harm to the environment – see Climate change for the Board's response to climate change.

The Board acts with independence and believes its members have the appropriate competencies and experience to execute their fiduciary duties.

New directors are appointed by the Board on recommendation by the Nominations and Governance Committee. In line with its charter and our Corporate Governance Guidelines, several factors, including best practice, the candidate's qualifications and skills and relevant regulatory requirements, as well as regional demographics, are considered by the Nominations and Governance Committee in recommending new Board members – a list of the qualifications and criteria for Board membership is contained in the Nominations and Governance Committee Charter. Our Corporate Governance Guidelines contain provisions relating to the number of public companies on which directors can serve. Director appointments are subject to shareholder approval at the annual general meeting following their appointment by the Board.

Pursuant to our Articles of Association, all directors must retire at each annual general meeting and, if available for re-election, offer themselves for re-election by shareholders. Ms. Ramos and Ms. Richter have elected not to stand for re-election at the 2024 AGM (scheduled for 28 May 2024) and will retire from the Board as chairperson and independent non-executive director, and independent non-executive director, respectively, with effect from 28 May 2024. As a result, Ms. Ramos will also step down from the Nominations and Governance Committee and Ms. Richter will also step down from Compensation and Human Resources Committee (of which she is the chairperson), the Nominations and Governance Committee and the Social, Ethics and Sustainability Committee on the same date.

In addition, the Board has unanimously voted to appoint Mr. Jochen Tilk as Chairperson of the Board with effect from 28 May 2024, subject to his re-election by shareholders at the AGM. Mr. Tilk has been an independent non-executive director of the Company since January 2019. He holds a master's degree in mining engineering and has deep experience in the global mining sector, and the Board has full confidence in his ability to lead it forward and represent the interests of all stakeholders. Mr. Tilk will also take over as chairperson of the Nominations and Governance Committee (of which he is currently a member) and will step down from the AngloGold Ashanti plc Audit and Risk Committee and the AngloGold Ashanti plc Social, Ethics and Sustainability Committee on the same date.

All directors, other than Ms. Ramos and Ms. Richter, are eligible and have offered themselves for election at this first annual general meeting of the Company following their appointment by the Board. Further details on each director are provided on pages 68 to 71 and in the Notice of 2024 Annual General Meeting.

Board succession planning

The Board, assisted by the Nominations and Governance Committee, is required to regularly review its structure, size, composition and looks to ensure a balance in skills, expertise and diversity attributes as well as an optimal mix of tenure levels.

The Nominations and Governance Committee also ensures that all directors are of high moral and ethical character and can build constructive working relationships with fellow Board members and management to meet the Company's needs, provide effective oversight and facilitate well-informed decision-making.

The Nominations and Governance Committee and the Board also regularly look at succession plans so that the Company can proactively address anticipated director departures, Board and committee chairperson changes as well as skills that may be required due to changes in the governance and regulatory landscape.



Geita, Tanzania

Corporate governance

Independence of directors and conflicts of interest

AngloGold Ashanti is governed by a unitary Board of Directors, which consists of twelve directors – ten independent non-executive directors and two executive directors. In determining director independence, we are guided by the NYSE independence rules, our Corporate Governance Guidelines and the Nominations and Governance Committee charter, as well as best practice. All current non-executive directors were assessed by the Board as being independent.

The Board has not established term limits or set formal age policies. The Board and Nominations and Governance Committee regularly review Board and committee composition, tenure, refreshment and rotation matters. The Nominations and Governance Committee reviews each directors' continuation on the Board in line with the committee's charter.

Directors are required to declare their interests annually and to disclose any conflicts of interest. If a conflict arises, the Board will assess the extent to which the conflict may impact the performance of a director's duties on the Board. Once a conflict has been disclosed, it is managed appropriately by the Board. The company secretary keeps a record of interests declared and any new interest or potential conflict is declared at each meeting. Directors also complete a quarterly questionnaire covering these issues.

Members of the Board	12
Independent non-executive directors	10
Executive directors	2

Board diversity profile

The Board is proud of its diversity and wants to see this maintained and enhanced, recognising the benefits of promoting broader diversity. Diversity covers gender, race and ethnicity, culture, age, field of knowledge, skills and experience, and geography. These attributes are considered in determining the optimal composition of the Board as well as succession planning, and when possible, will be balanced appropriately for the Board to be effective as a whole.

The Board currently has five female directors and seven male directors. Female Board members comprised approximately 42% of Board members. The Board remains committed to maintaining its gender balance, however, it has decided not to set a specific target for female Board membership.

AngloGold Ashanti aims to leverage the benefits of a globally diverse Board. In 2023, directors were asked to confirm if they identified as being from an under-represented community (defined as Black, African American, North African, Middle Eastern, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaskan Native, or gay, lesbian, bisexual, or transgender). Five out of our 12 Board directors (42%) have done so. The Board will continue to monitor the diversity of race and ethnicity of Board members to ensure that an appropriately balanced Board is in place. There is no set target for racial diversity.

Under our Articles of Association, at least two of the directors must be representatives from South Africa for the first five years following the 2023 corporate restructuring, and at least one thereafter, in line with discussions with South African governmental bodies which approved the 2023 corporate restructuring. Improving gender and racial and ethnic diversity remains a strong focus for the Board during the recruitment of new directors and succession planning.

The Board does not set an age limit for Board directors.



Iduapriem, Ghana

Board characteristics


Gender diversity (full Board)
2021
64%
36%
2022
70%
30%
2023
58%
42%
Male
Female


From an underrepresented community (full Board)
42%
58%
Yes
No


Tenure of non-executive directors
9 years or longer
3
6 to 9 years
0
3 to 6 years
4
Less than 3 years
3
0
2
4
6


Age profile (full Board)
Between 40 and 50
0%
10%
8%
Between 50 and 60
36%
10%
17%
Between 60 and 69
64%
80%
75%
0%
25%
50%
75%
100%
2021
2022
2023


Geographical diversity (full Board)
2
1
3
1
2
1
1
1
South African
US American
Canadian
Colombian/Australian
US American/Panamanian
British
Ghanaian
Irish/Australian

Average period of non-executive directors' tenure: 5.29 years

Corporate governance


Board skills matrix
Leadership experience
Strategy development
Risk management
Board experience
Corporate governance/legal
Financial acumen/accounting
Environment, health and safety
Human resources/labour
Mining/engineering
Technology and innovation
100%
100%
100%
92%
83%
75%
58%
50%
33%
33%
0%
0.2
0.4
0.6
0.8
1
Skills percentile

Dealings in shares and closed periods

In accordance with statutory and regulatory requirements, directors, chief officers and any restricted employees may not deal directly or indirectly in the securities of the Company during specific closed periods. All directors, chief officers and the company secretary and their associates require prior approval to deal in the Company's securities. The company secretary retains a record of all share dealings and approvals given.

Directors' time commitments and external appointments

The Board appreciates the benefits that wider boardroom exposure provides for directors. However, the number of external appointments undertaken by a director is monitored by our company secretary, our Nominations and Governance Committee, and our Corporate Governance Guidelines contain specific provisions covering the number of directorships an individual can have on public company Boards to address overboarding. When making new appointments, the Board takes account of other demands on a potential director's time and, prior to appointment, significant commitments are required to be disclosed with an indication of the time involved.

For existing directors, our Corporate Governance Guidelines provide for notification and input requirements before a director can accept an invitation to serve on another public company Board or its audit and risk or compensation committees and must comply with certain requirements relating to the number of Board and audit and risk committee roles a director may hold.

Details of directors' external appointments can be found on our corporate website at www.anglogoldashanti.com.

Non-executive directors' minimum shareholding requirements

The Board sees the benefits of strengthening the alignment between the interests of non-executive directors and those of AngloGold Ashanti's shareholders to ensure long-term sustainable decision making. The Nominations and Governance Committee has reviewed the minimum shareholding policy which had been adopted for AngloGold Ashanti Limited and, following Nominations and Governance Committee recommendation, the Board adopted a similar policy. This requires non-executive directors to acquire and hold a minimum shareholding in AngloGold Ashanti shares, equivalent to 150% of their annual base fee within four years from 21 February 2024. However, in accordance with the policy, a non-executive director may not hold shares in AngloGold Ashanti which are material to his/her personal wealth, as this may adversely impact the non-executive director's independence.

The Nominations and Governance Committee intends to review the minimum shareholding policy during 2024, as part of a wider review of NED fees taking into account governance frameworks applicable to the Group and market and best practice for US-listed companies.

Details on non-executive directors' minimum shareholdings may be found on pages 126 and 127.

Delegation of authority

In 2022, AngloGold Ashanti Limited undertook a comprehensive review of the Group's Delegation of Authority framework. Following this rigorous review process, a single group-wide Delegation of Authority, aligning all critical decisions across the Group, was adopted to replace the previous Group Delegation of Authority and various regional and in-country Delegations of Authority. This single Group-wide Delegation of Authority included Board authorities and authorities of the CEO and the rest of the organisation. AngloGold Ashanti plc has adopted a policy in the same format as that used previously by AngloGold Ashanti Limited.

The Board is satisfied that the delegations in place contribute to role clarity and the effective exercise of authority and responsibilities.

Board and committee structure

AngloGold Ashanti Board

The overriding role of the Board is to seek to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management. The Board is currently supported by five committees to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved charters, which are reviewed annually, or more often when required. On 31 March 2024, the Investment Committee of the Board ceased to exist and, with effect from 1 April 2024, its duties and responsibilities were assumed by the Board.

The Board of AngloGold Ashanti Limited undertook reviews of committee membership in February 2023 and appointed Jinhee Magie and Diana Sands to the Board as additional independent non-executive directors. AngloGold Ashanti plc has maintained the same Board and committee membership as AngloGold Ashanti Limited other than the Investment Committee where Gillian Doran stepped down from the AngloGold Ashanti plc Investment Committee. The Board chairperson attends committee meetings by invitation of the relevant committee chairperson and is a member of and chairs the Nominations and Governance Committee.

The latest approved Corporate Governance Guidelines and Committees' charters, containing detailed information regarding their respective responsibilities and mandates, are available online. See Governance on our corporate website: *www.anglogoldashanti.com*

Audit and Risk Committee

A Ferguson (Chairperson), A Garner, R Gasant, S Lawson, J Magie, J Tilk

Oversees and monitors:

- Integrity of annual and other financial statements and financial information provided to shareholders and others
- Compliance with legal, regulatory and public disclosure requirements
- Performance of independent auditors including their qualifications, independence and appointment
- Company's systems of internal controls, including internal audit function
- Auditing, accounting and financial reporting process generally
- Company's cybersecurity programme
- Pre-approval of any non-audit services, in accordance with the delegation of authority, and auditor remuneration

More detailed information on the committee's achievements is available on pages *106 to 108*.

Social, Ethics and Sustainability Committee

K Busia (Chairperson), R Gasant, S Lawson, M Richter, D Sands, J Tilk

Key responsibilities are to:

- Assist the Board in discharging its oversight responsibilities relating to safety, security, health, human rights, environment management, sustainability and ethics and social matters
- Ensure that AngloGold Ashanti upholds the principles of good corporate citizenship and conducts its business in an ethical and sustainable manner, while developing government and stakeholder relationships
- Oversee AngloGold Ashanti's disclosures and reporting relating to the ESG matters within its remit and any related assurance work

For more information on the work accomplished by the committee during the year see the *Sustainability Report 2023*

Compensation and Human Resources Committee

M Richter (Chairperson), A Ferguson, A Garner, R Gasant, D Sands

Assists the Board in ensuring that AngloGold Ashanti sets compensation fairly, responsibly and transparently to promote the achievement of strategic objectives and positive outcomes in the short, medium and long term by:

- Reviewing and determining compensation of executive directors and members of the Executive Committee
- Approving and recommending compensation plans and programmes
- Overseeing human resources policies and strategy, aimed at creating and sustaining the technical and managerial excellence required to support the attainment of the Company's global objectives and achieve a globally competitive workforce

More information on the committee's achievements is available in the *Directors' Remuneration Report,* from page 112.

Nominations and Governance Committee

M Ramos (Chairperson), K Busia, A Ferguson, R Gasant, M Richter, J Tilk

- Oversees succession planning for the Board and the Company's senior executives and assists the Board regarding identification, selection, qualification, recruitment and retention of Board members and candidates for nomination to the Board as executive or non-executive directors
- Advises on corporate governance matters, including size, composition and structure of the Board and its committees, and more generally on appropriateness of the corporate governance mechanisms and frameworks within the Company
- Oversees an annual evaluation of the Board and its committees, and considers independence

Corporate governance

Investment Committee [1]

J Tilk (Chairperson), K Busia, A Garner, S Lawson, J Magie

- Assesses individual capital projects and investment and divestment opportunities to ensure that they are in accordance with AngloGold Ashanti's primary mission to create sustained shareholder value in the long term
- Seeks to ensure that project and investment evaluation guidelines, including appropriate strategic, operational, financial, technical and sustainability guidelines and other procedures for the allocation of capital, are consistently and properly applied
- Oversees the integrity of and approves the Mineral Resource and Mineral Reserve Report

Executive Committee

The Executive Committee is a management committee composed of the chief officers of the Group.

As CEO, Alberto Calderon is responsible for the execution of AngloGold Ashanti's strategy and reports to the Board. He chairs the Executive Committee that is responsible for the day-to-day management of the Group's affairs. The committee's work is supported by country and regional management teams as well as by Group corporate functions.

See *Executive Management* in this report for detail on the individual members of this committee.

Board and committee meeting attendance

AngloGold Ashanti plc has been the listed holding company of the Group since 25 September 2023. Directors' attendance at Board and committee meetings since this date until 31 December 2023 was as follows:

Meeting attendance for the AngloGold Ashanti plc Board from 25 September to 31 December 2023 [2]

	Board	Audit and Risk	Investment [1]	Compensation and Human Resources	Social, Ethics and Sustainability	Nominations and Governance
Number of meetings held	1	2	1	1	1	1
MDC Ramos	1	n/a	n/a	n/a	n/a	1
KOF Busia	1	n/a	1	n/a	1	1
A Calderon	1	n/a	n/a	n/a	n/a	n/a
G Doran	1	n/a	n/a	n/a	n/a	n/a
AM Ferguson	1	2	n/a	1	n/a	1
AH Garner	1	1	1	1	n/a	n/a
R Gasant	1	2	n/a	1	1	1
SP Lawson	1	2	1	n/a	1	n/a
J Magie	1	2	1	n/a	n/a	n/a
MC Richter	1	n/a	n/a	1	1	1
D Sands	1	n/a	n/a	1	1	n/a
JE Tilk	1	2	1	n/a	1	1

(1) *On 31 March 2024, the Investment Committee ceased to exist and, with effect from 1 April 2024, its duties and responsibilities were assumed by the Board of Directors.*

(2) *Where directors have been unable to attend meetings due to illness or conflicts in their schedules, they have received and reviewed the materials for that meeting and have been given the opportunity to relay their comments in advance, and follow up with the relevant chairperson of the meeting if necessary.*

Note: n/a indicates the director concerned is not a member of the relevant committee.

Below, we have also provided details of Board and committee meeting attendance for AngloGold Ashanti Limited, the predecessor listed holding company of the Group, during 2023. This information is for the period from 1 January until 25 September 2023:

Meeting attendance for the AngloGold Ashanti Limited Board from 1 January to 25 September 2023 [*]

	Board (excluding Independent Board) [1]	Independent Board [2]	Audit and Risk [3]	Investment [3]	Remuneration and Human Resources [3]	Social, Ethics and Sustainability [3]	Nominations and Governance [4]
Number of meetings held	12	4	7	4	5	4	7
MDC Ramos [5]	12	4	n/a	n/a	n/a	1	7
KOF Busia	12	4	n/a	4	n/a	4	7
A Calderon	10	n/a	n/a	n/a	n/a	n/a	n/a
G Doran [6]	12	n/a	n/a	3	n/a	n/a	n/a
AM Ferguson	12	4	7	n/a	5	n/a	7
AH Garner [7]	11	4	4	4	5	n/a	n/a
R Gasant [8]	12	4	7	1	4	3	7
SP Lawson [7]	12	4	4	4	n/a	4	n/a
J Magie [9]	4	0	3	1	n/a	n/a	n/a
MC Richter [10]	12	4	1	n/a	5	3	7
D Sands [9]	4	0	n/a	n/a	1	1	n/a
JE Tilk	10	3	6	3	n/a	3	7

(*) Where directors have been unable to attend meetings due to illness or conflicts in their schedules, they have received and reviewed the materials for that meeting and have been given the opportunity to relay their comments in advance, and follow up with the relevant Chairman of the meeting if necessary.

(1) During 2023, the AngloGold Ashanti Limited Board held five scheduled Board meetings (including its annual strategy session) and seven special Board meetings covering matters relating to the 2023 corporate restructuring of the Group which completed on 25 September 2023.

(2) During 2023, the AngloGold Ashanti Limited Board held four meetings of independent directors to consider various matters relating to the 2023 corporate restructuring of the Group which completed on 25 September 2023. These meetings have been shown separately from other Board meetings and are in addition to the 12 Board meetings.

(3) All Board committees, other than the Nominations and Governance Committee, held four scheduled meetings during the year, including one meeting focused on the 2022 year-end reports. Other special meetings were held by the Audit and Risk and Remuneration and Human Resources Committee as required.

(4) During 2023, the Nominations and Governance Committee held three scheduled meetings and four special Nominations and Governance Committee meetings, mainly relating to the search for two additional independent non-executive directors which resulted in the appointment of Ms Magie and Ms Sands. In addition to these meetings, members of the Nominations and Governance Committee participated in interviews with potential new Board directors – these interviews are not included in the table above.

(5) Ms. Ramos stepped down as a member of the Social, Ethics and Sustainability Committee on 22 February 2023.

(6) Ms. Doran was appointed as a member of the Investment Committee on 22 February 2023 and stepped down from it on 25 September 2023 upon completion of the corporate restructuring.

(7) Mr. Garner and Mr. Lawson were appointed as members of the Audit and Risk Committee on 15 May 2023.

(8) Mr. Gasant stepped down as a member of the Investment Committee and was appointed as a member of the Social, Ethics and Sustainability Committee on 22February 2023.

(9) Ms. Magie and Ms. Sands were appointed as directors and took up their roles with relevant committees with effect from 1 June 2023.

(10) Ms. Richter stepped down as a member of the Audit and Risk Committee and was appointed as a member of the Social, Ethics and Sustainability Committee on 22 February 2023.

Note: n/a indicates the director concerned is not a member of the relevant committee.

Board and committee effectiveness

In line with its charter, the Nominations and Governance Committee will oversee an annual evaluation of the Board and its committees.

The Board recognises the need to focus on building a strong culture within the organisation and has endorsed and supported the culture journey and values refresh implemented by AngloGold Ashanti. The Board is conscious of its own culture, how it aligns with the Company's culture and how it can best enable leadership on this journey.

The Nominations and Governance Committee plans to undertake an evaluation in the second half of 2024.

The Board chairperson and chairs of the relevant committees keep regular dialogue with other Board members and the Lead Independent Director is also available for discussions with directors if needed.

There is an induction programme for all new directors to enable them to become familiar with the Company, their duties and responsibilities as directors and receive information required to be effective in their role. The Board also provides continuing professional training and development for directors, which covers topics relevant to the operations of the Company, industry and the regulatory and governance environment.

Company secretary

The company secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the Board and its committees in the discharge of their duties and responsibilities. The company secretary advises the Board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

Corporate governance

Other governance practices

Legal, ethical and regulatory compliance

The Group's geographical spread makes its legal and regulatory environment diverse and complex. The Board has oversight responsibility for ensuring that the Company complies with applicable laws and regulations, codes and standards, and has delegated this responsibility to the Audit and Risk Committee.

Group Compliance plays an essential role in designing and implementing appropriate compliance policies and procedures.

During 2023, Group Compliance continued with activities aimed at enhancing the Company's governance. Key among these activities were:

- The development, amendment, review, approval and publication of all Group-wide documents. A number of new policies, standards and procedures were developed during the year. Policies demonstrate the organisation's aspirational commitments to achieve its objectives and describe the behaviours and actions of the organisation. Beneath each policy, Group-wide standards set out the minimum mandatory requirements for how AngloGold Ashanti will deliver the commitments presented in the policies. Group-wide procedures set out how mandatory requirements must be performed to mitigate key risks. A new Group-wide documents portal was launched in September 2023. The portal is the key reference location where all mandatory Group-wide policies, standards, procedures and the Group Delegation of Authority can be found in one place
- The revision and publication of revised standards on Anti-bribery and Anti-corruption, Conflicts of Interest, Speak-Up, Gifts and Hospitality, Personal Data and Document Retention
- The development of new online compliance training to be rolled out in 2024. The training covers our Code of Business Principles and Ethics, our values, anti-bribery and anti-corruption, payments to government officials, political donations and activities, gifts and hospitality, engagement of third parties and intermediaries, conflicts of interest, reporting wrongdoing and Speak-Up (see below)
- Tracking and monitoring compliance with laws and regulations, including self-certification processes and legal registers, by country
- AngloGold Ashanti is continuing its robust Speak-Up platform, administered by a third-party, to which all employees, directors, officers and external parties have access via hotlines, email and web facilities. Reporting is anonymous unless the reporter specifically nominates to disclose his or her identity. All concerns are carefully investigated, and feedback is provided through the third-party service partner to the person raising the concern. Speak-Up results are communicated biannually to the Audit and Risk Committee as well as the Social, Ethics and Sustainability Committee and quarterly to the Serious Concerns Committee, a management committee. Whistleblowing plays a key role in giving credence to the Board's commitment to ethical leadership and responsible corporate citizenship
- Continued development of a compliance programme aligned with "best practice" principles identified by, among others, bodies responsible for the prosecution of violations of key extra-territorial legislation such as the US Foreign Corrupt Practices Act and UK Bribery Act, and that are adaptable at an operational level to enhance the effectiveness of the compliance framework
- Continued embedding of our responsible sourcing programme to align suppliers with our business ethics and values. Our Supplier Code of Conduct encourages all suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-bribery and corruption policies and standards, and safety policies, standards and procedures. Our approach to suppliers involves mandating that responsible environmental, social and governance practices are carried out by those we associate and/or do business with. Suppliers are assessed on their governance conduct in addition to their socio-economic behaviour
- Regular assessment of the online registers for gifts, hospitality and sponsorship and conflicts of interest
- Business unit assessments for risks related to bribery and corruption, including virtual assessments as part of our combined assurance audit programme.

External and internal standards and regulations

AngloGold Ashanti complies with legislative and regulatory requirements, including several external and voluntary industry and international standards and recommendations that are relevant to the business.

AngloGold Ashanti is a member of and/or a signatory to the following:

- Extractive Industries Transparency Initiative (EITI)
- International Council on Mining and Metals (ICMM)
- International Cyanide Management Code
- Principles of the United Nations Global Compact (UNGC)
- United Nations Guiding Principles on Business and Human Rights
- United Nations Women Empowerment Principles (WEP)
- Voluntary Principles on Security and Human Rights (VPSHR)
- World Gold Council's Conflict-Free Gold Standard and Responsible Gold Mining Principles

In addition, we have Group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its securities being registered with the SEC, AngloGold Ashanti is also subject to the various securities laws applicable in the United States. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company's shares or depositary receipts are listed. These are the New York, Johannesburg and Ghana stock exchanges.

Climate change

The Board recognises that the impacts of climate change could exacerbate existing mining-related risks and affect ecosystems, communities and employees.

The Board previously approved a Climate Change Strategy, and the Company published its inaugural Climate Change Report in late 2021, which is aligned to the recommendations of the Task Force on Climate-related Financial Disclosures. Furthermore, as a member of the ICMM, AngloGold Ashanti was part of a landmark climate change commitment to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050 and to accelerate action on Scope 3 GHG emissions, including exploring opportunities, where feasible, to reduce such emissions and to set credible targets in partnership with its suppliers.

During 2022, the Board endorsed the Company's commitment to achieve a 30% reduction in its absolute Scope 1 and 2 GHG emissions by 2030 (as compared to 2021) through a combination of renewable energy projects, fleet electrification and lower-emission thermal power sources. The capital cost required to achieve these reductions over the next eight years was anticipated to be approximately $1.1 billion, of which about $350m would be funded over that period by the Company and the balance through third-party funding, including from providers of renewable energy infrastructure. Climate change will remain a priority in future years and the Board will monitor the Company's progress towards its GHG emission reduction targets. See *Addressing climate change*.

Governance of supply chain management and procurement policies

Effective supply chain management, undertaken with integrity, fairness and transparency and in line with our values and governance principles, adds value to our business, by improving efficiency, relationships and reputation, ultimately, impacting our long-term sustainability. As a global company, responsible management of our supply chain is an increasingly important ethical, equality and human rights consideration.

Responsible supply chain management has the potential to add value to communities, local governments and society, particularly in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice, which includes complying with international human rights and labour standards and the economic participation of local stakeholders.

Our Supplier Code of Conduct continues to set expectations for our suppliers. All suppliers are required to review, understand and comply with our Supplier Code of Conduct, all relevant laws and industry regulations and notify AngloGold Ashanti if they become aware of any action which does not comply with any of these. This is a condition of doing business with AngloGold Ashanti. A breach or other violation of the Supplier Code of Conduct could result in a review or termination of the supplier's contract with AngloGold Ashanti. Our suppliers shall conduct business activities with integrity, dignity and respect, including not taking unfair advantage of AngloGold Ashanti or other parties through misrepresentation of facts or any dishonest practices.

Responsible sourcing

We make a positive contribution towards an enduring world. This value is supported by our commitment to do no harm, to make responsible use of natural resources, and to contribute to sustainable development, as well as by our local procurement policy which aims to stimulate economic development within the communities and countries in which we operate. The success of this commitment is evident when considering the 94% localisation spend achieved for 2023 (2022: 94%) on a global basis. Following the 2023 corporate restructuring which led to the establishment of AngloGold Ashanti plc as the holding company for the Group with its primary listing on the NYSE, there is no legal obligation for the Company to continue its support of localisation obligations within South Africa. Despite this, the Company remains committed to supporting these localisation obligations as a good corporate citizen.

2024 focus areas

In line with AngloGold Ashanti's status as a signatory to the UN WEP and the UN Global Compact, WEP is receiving focus and is being included as part of our Sustainable Mining Plan. These principles will form part of our responsible sourcing objective and human rights policies. In support of this objective, the Company amended its vendor onboarding questionnaire during late 2023 to obtain, track changes and report on Women Empowerment Principles. Reporting of these metrics will only be available from 2024 onwards. Regarding the screenings for new vendor onboarding requests received during 2024 and for the periodic vendor reviews of existing vendors, these metrics will be disclosed in our 2024 annual reporting statement.

Considerable emphasis is being placed on greater supply chain transparency and reporting of ESG impacts. Risk exposures are driving our level of enhancement to improve the integration of risk assessments into identifying new and emerging sustainability risks in existing suppliers, including potential integration of real-time data.

Modern Slavery Statement

AngloGold Ashanti respects the human rights of all employees and contractors, and all those in our value chain. We have an approach of zero tolerance to modern slavery and we are committed to ensuring we reduce and/or eliminate the risk of modern slavery and human rights violations in our business and supply chain.

We require that all have a safe, clean working environment, that they are free of discrimination and intimidation, and that child or forced labour is prohibited, among others. We also require respect for the rights of privacy and protection of access to personal information.

To enhance our governance, modern slavery supply chain risks are integrated into our broader Human Rights Framework. Our Supplier Code of Conduct encourages all suppliers and contractors to align their businesses with our internal policies and codes of ethical behaviour on human rights practices, labour relations and employment practices, among others.

We publish both a *Modern Slavery Statement* and a *Human Rights Report* annually, the current versions of which are available on our corporate website. The Modern Slavery Statement 2023 will be published in May 2024.

Tax strategy and tax management policy

Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.

Corporate governance

The principles governing the Group's tax strategy and policy are reviewed and approved by the Board which, through the Audit and Risk Committee, monitors adherence to the policy.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards our sustainable future in the countries where we operate. Aligned with our values, business strategy and sustainability strategy, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard. AngloGold Ashanti is a member of ICMM and participates actively in the Tax Working Group and engages on relevant tax matters and policy developments.

Our Tax Management Policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the Board-approved tax strategy is applied.

The tax governance framework requires AngloGold Ashanti to have a combination of suitably skilled resources and internal processes, together with internal and external assurance.

Our approach to transparency and tax

Our approach to tax is underpinned by the AngloGold Ashanti values, which include sustainability. We also value the communities and societies in which we operate and seek to positively impact through AngloGold Ashanti having been there.

The principles set out below govern our global approach to tax:

- **Commitment to compliance:** We respect and comply with the legal framework of the countries in which we operate, meeting our tax obligations on time. We comply with local and global rules with respect to transfer pricing and cross-border transactions.
- **Corporate citizenship:** We engage constructively with tax authorities in the countries in which we operate in an open and fair manner. We support sustainable relationships in dealing with global tax authorities. We communicate with tax authorities to resolve uncertainties as soon as practical.
- **Transparency in our dealings with governments:** We are transparent with regard to the taxes paid to governments as we believe that this allows our stakeholders to understand the contribution we make and the integrity of our tax systems.
- **Effective risk management and governance:** We are committed to strong governance. We identify, investigate, assess and report tax risks in terms of our global audit and risk framework. On a quarterly basis, we report on tax risks and uncertainties to the Audit and Risk Committee.
- **Business rationale:** AngloGold Ashanti tests the commercial rationale of its transactions. We seek to manage our tax affairs in a manner that contributes to sustainable business performance and long-term shareholder value. Accordingly, we do not engage in aggressive tax planning.
- **We advocate fair tax treatment:** We engage in the tax reform processes of international tax rules and local tax rules in the jurisdictions in which we operate. This supports the principle that tax systems should be fair, certain, efficient and competitive in order to support growth, jobs and long-term sustainable tax contributions.

Digital technology

Digital technology is integral to AngloGold Ashanti's business functions and operations, serving as a critical enabler for value delivery and the effective management of associated risks. The Board has entrusted the oversight of digital technology to the Audit and Risk Committee, leading to the establishment of a comprehensive Digital Technology Governance Framework, which supports effective and efficient management and decision-making concerning the use of technology resources. Aligned with the Company's objectives, it serves as a strategic guide in navigating the digital landscape and managing technology-related risks.

To emphasise our commitment to responsible technology use, we have adopted a dedicated policy addressing the governance of digital technology. This policy provides a structured foundation, focused on secure and ethical use of our digital assets.

We have set up mechanisms to regularly inform both the Board and the Audit and Risk Committee about any potential cybersecurity threats and the measures and strategies taken to counteract them. The Audit and Risk Committee charter has been tailored to grant the committee specific responsibilities in monitoring and reviewing our cybersecurity programme. This includes active engagement in discussions with management on material cybersecurity incidents, related threats, vulnerabilities, defences, and planned responses. The quarterly committee meetings are designed to ensure ongoing diligence in managing cybersecurity risks.

To maintain a forward-looking approach, the Audit and Risk Committee receives regular updates on our digital technology strategy, which aligns our technology initiatives with broader corporate objectives.

Our commitment to assurance is demonstrated through annual audits conducted by both internal and external providers. Identified failures or non-compliance issues are addressed promptly by our digital technology function, with a focus on continuous improvement. Furthermore, annual risk assessments are integrated into our company-wide risk management system.

Formal processes and the establishment of a Cybersecurity Operation Centre underscores our proactive approach to managing threats. The primary objective is to actively protect the confidentiality, integrity, and availability of our digital technology assets.

Engaging with stakeholders

We believe it is important to listen to and engage with a diverse range of stakeholders. Open, honest and transparent stakeholder engagement helps us to better understand our external operating environment, stakeholder expectations, and risks and opportunities. We understand the importance and desirability of maintaining our reputation for high standards of business conduct and acting with integrity in our dealings with stakeholders. Effective stakeholder engagement and active management of stakeholder relations, concerns and expectations underpin our ability to deliver on our strategy. This section outlines the main ways in which the Board and executive management interact and communicate with stakeholders to promote fairness and equality.

Section 172(1) statement

This section on stakeholders and our engagement with them explains how the Board takes account of stakeholder interests in its deliberations, decision-making and actions. It briefly describes our key stakeholders, and summarises their main concerns and interests, and how the Board considered such concerns and interests in their deliberations. This section serves as our Section 172(1) statement, illustrating how AngloGold Ashanti's directors fulfilled their Section 172 duties in 2023.

Board oversight and accountability – governance in action

Ultimate responsibility for stakeholder engagement lies with the Board and is assisted in this by the Social, Ethics and Sustainability Committee. This committee is responsible for and has oversight of our stakeholder engagement framework and structures, which it reviews annually. An external assurance provider, IBIS, is engaged to review AngloGold Ashanti's stakeholder engagement activities.

While managing engagement with stakeholders and their interests is an important Board focus, the day-to-day management is delegated to executive management. Significant stakeholder engagement is conducted at all levels of the organisation and in all regions of operation. Constructive stakeholder engagement is vital in ensuring our licence to operate – both regulatory and social.

Given its responsibility for stakeholder engagement, the Social, Ethics and Sustainability Committee receives quarterly reports and, over the year, considers a wide range of concerns expressed by stakeholders covering safety and health, environment, social and community matters, security and human rights, inclusivity, equity and diversity as well as community and government engagement with communities. After each meeting, the committee chairperson reports to the Board on any significant concerns raised, which are then taken into account in Board discussions and decision making.

The CEO, CFO, CPO and CSCAO and other members of executive management report regularly on stakeholder engagement to the Board, either directly or via the committees. They provide feedback and detail on such interaction across the organisation and related significant concerns raised. These reports are duly interrogated by the Board and its committees.

The Board requires that the implications for stakeholders and their interests be considered in all actions taken, decisions made and proposals submitted by executive management.

Furthermore, the Board is mindful of the need to treat all stakeholders fairly, with no stakeholder or shareholder having greater influence than or being favoured over another. In this section, we outline how the Board and executive management interact with and communicate with stakeholders to promote fairness and equality.

Board engagement in 2023

While there is no formal programme in place for direct Board engagement with stakeholders, the Board engages with stakeholders as and when required.

The complex corporate restructuring and associated transaction undertaken in 2023 involved engagement with regulators, host governments, employees and other stakeholders across multiple jurisdictions.

The individual CEO and CFO remuneration scorecards for 2023 included effective stakeholder engagement.

Key stakeholders 2023

In the Board's view, key stakeholders in 2023 were:

- Investors, includes shareholders, providers of capital, debt funders
- Employees
- Government and regulators
- Suppliers and customers
- Communities and environment
- Industry partners and peers

Engaging with stakeholders

INVESTORS*

*Includes shareholders, providers of capital, debt funders

Our globally diverse shareholders include global fund managers, pension funds, institutional investors as well as individuals. We also engage with investment and ESG analysts and financial media.

$91m paid in dividends
(2022: $181m)

204,456 shares
held by directors and executive management
(2022: 147,324)

27.68%
combined shareholding of three largest shareholders at end December 2023
(2022: 22.93%)

$18.69
NYSE closing share price at 31 December 2023
(2022:$19.42)

Why and how we engage

The long-term success of the Company relies on investor support. An understanding of investor views is fundamental to how we run our business and determine our strategy and related strategic priorities. Investor views are considered as appropriate in every decision made by the Board. We aim for transparent and consistent investor engagement on our performance and progress in delivering on our strategy to manage expectations and enhance investor sentiment, our reputation and market valuation, and to improve our access to capital.

The CEO, CFO and CSCAO, supported by the investor relations team, are responsible for shareholder and investor engagement. Such engagement, which is regular and carried out through a variety of channels, is conducted in line with our policies and procedures. Such engagement provides shareholders with a platform to voice concerns, pose questions, and gain insights into our overall performance and strategic direction.

The Board and relevant committees receive regular quarterly reports from those executive directors and members of executive management involved in day-to-day engagement with investors.

Engagement with investors on executive compensation was led by the Compensation and Human Resources Committee chairperson, Maria Richter, in 2023. This engagement acknowledges the importance of aligning compensation practices with investor expectations, a key aspect of maintaining investor confidence.

An important form of engagement with shareholders and investors is the annual general meeting (AGM). Led by the Chairperson, the AGM provides an opportunity for shareholders to vote on various matters – the election/re-election of directors and our remuneration policy.

Investors may also request ad hoc meetings with Board members to allow for one-on-one discussions, and to address specific concerns or topics of interest raised.

Principal concerns of investors in 2023

- Financial and operating performance – Obuasi ramp-up and inflationary cost pressures
- Remuneration policy
- ESG performance, in particular the impact of climate change and our approach to decarbonisation
- Cash lock-up challenges
- Supply chain impact of geopolitical conflicts (Ukraine and Middle East)
- Operating and political landscape
- Corporate restructuring and redomicile

Board oversight and response

AngloGold Ashanti's Board-approved strategy is designed to support sustainable cash flow improvements and returns to enable us to maximise long-term shareholder value. It is thus committed to maintaining an appropriate balance between shareholder cash returns and investment in the business, and in so doing, promoting investor confidence.

The Compensation and Human Resources Committee chairperson consults regularly with shareholders and proxy advisers to explain our remuneration policy and how it is implemented. Our remuneration framework and policy are adapted to reflect points raised during consultation. The review of the remuneration policy conducted in 2023 involved actively engaging with our largest shareholders to understand their views on the proposed change to separate short-term and long-term incentives. Feedback from investors will inform implementation of this policy in 2024, and in particular the choice of performance measures. Shareholders will vote on the new policy at the 2024 AGM to be held in May 2024.

Extensive engagement was conducted with investors on the corporate restructuring concluded in September 2023, for which we received almost unanimous support.

The CFO engaged with three credit ratings agencies on the Company's strategy, operational performance, and cost initiatives which resulted in AngloGold Ashanti's ratings being maintained by all three agencies.

The Board, supported by the Social, Ethics and Sustainability Committee, regularly considers ESG issues and our related performance, including climate change. The committee meets quarterly, with the committee chairperson reporting to the Board after each committee meeting.

EMPLOYEES



Engaged, motivated employees are critical to AngloGold Ashanti's long-term success. They provide the skills and expertise required for efficient operations and successful delivery on our strategy. Employee engagement during the year covered the rollout of our revised values, the corporate restructuring, operational and financial updates and, early in 2024, the launch of our purpose statement.

33,658 employees

(including 19,615 contractors) on four continents
(2022: 32,594; 18,599)

$551m

paid in salaries/wages and benefits, equivalent to $16,370 per employee
(2022: $534m; $16,383 per employee)

$7.76m

invested in employee training and development
(2022: $8.94m)

15 hours

of training on average per employee
(2022: 8 hours)

Why and how we engage

Constructive employee engagement promotes stable, positive employee relations, enhances productivity and promotes alignment on our strategic objectives.

Line management, supported by the human resources function, is the main point of engagement. Engagement is frequent and ongoing, formal and informal, and includes official company communications, as well as company-wide town hall meetings, in-house presentations and awareness campaigns on various topics such as safety, health, business performance, diversity and human rights. Communication media used includes email, newsletters, employee briefs, video bulletins, the intranet, social media platforms and personal communication with line management.

The CPO, supported by the human resources team, is responsible for employee engagement, related structures and frameworks, and reports to the Board and its committees.

The Compensation and Human Resources Committee (and previously the AngloGold Ashanti Limited Remuneration and Human Resources Committee) receives regular updates on the development and rollout of the Company's values and purpose, and provides reports to the Board after each committee meeting.

Principal concerns of employees in 2023

- Remuneration
- Inflation and cost of living pressures
- Training and development; career opportunities
- Health, safety and wellbeing
- Inclusion, diversity and equity
- Employment; business continuity/future of AngloGold Ashanti
- Organisational culture

Board oversight and response

As our strategy prioritises people, employee health and safety are priority focus areas for the Board.

The Compensation and Human Resources Committee and the Social, Ethics and Sustainability Committee assist the Board with oversight of employee-related engagement and concerns. The Chief People Officer, the Chief Corporate Affairs and Sustainability Officer, the Chief Legal Officer, and appropriate members of their teams who are responsible for embedding culture, ensuring a safe and healthy work environment and that colleagues can raise concerns in a confidential manner, report regularly to the relevant committees on employee-related matters giving the Board insight into employees' concerns.

The Social, Ethics and Sustainability Committee oversees matters relating to employee safety and health, among others. The Compensation and Human Resources Committee oversees matters relating to employee remuneration and rewards, with the chairperson of this committee being the appointed People-related non-executive Director.

While the Board does not engage directly with employees, the CEO and Executive Management do, and in 2023, they engaged with employees on concerns relating to the relisting, new domicile and relocation of AngloGold Ashanti from South Africa, among others. Four town hall meetings were held during the year. Employees have direct access to the CEO and executive management who provide feedback to the Board on employee concerns and matters.

Although there was no global employees survey in 2023, a touchpoint survey was held to assess the progress being made with the values rollout. The next culture survey is planned for early 2025 and the related preparatory work is due to begin shortly.

The Board regularly monitors the state of labour relations (at least annually) and as well as the health of the organisational culture, on both of which aspects it receives regular updates.

Engaging with stakeholders

GOVERNMENTS AND REGULATORS

National, state, regional and local governments as well as various regulators and departments (mining, environmental, social, labour, taxation) are significant stakeholders. They develop and implement policy frameworks, legislation and associated regulations that have the potential to significantly affect AngloGold Ashanti or our operations.

$497m

paid in royalties and taxation

(2022: $492m)

$201m

paid in personal income tax on behalf of employees

(2022: $182m)

Why and how we engage

Constructive, positive engagement with governments is important, and relates to our licence to operate, our right to mine and explore, the receipt and maintenance of all necessary permits and regulatory compliance, and infrastructural and socio-economic partnerships.

Ongoing engagement aims to: communicate the state of the business, our challenges and opportunities; mitigate regulatory and political risks; encourage certainty; strengthen our social licence to operate; and promote an environment conducive to investment and development. Such engagement also presents an opportunity to promote adherence to our governance standards and policies.

Proactive engagement with governments includes regulatory submissions, formal and informal discussions on significant issues, and service delivery collaborations. Direct engagement by corporate and site teams with national, regional and local governments and regulators in each jurisdiction occurs alongside engagement with those parties through industry bodies. The subject matter spanned a variety of issues – from updates on our corporate restructuring, our operating performance and status of various projects, to communication about the benefits of our operations for local communities and value chains. These meetings also allowed our teams to remain abreast of changing political and regulatory dynamics.

At executive level, the CSCAO, supported by the government relations department, headed by the Senior Vice President: Government Relations, and members of the in-country executive teams, is responsible for government and regulatory engagement and reports quarterly on this to the Social, Ethics and Sustainability Committee.

Engagement conducted in 2023 covered, among others, the status of the production ramp-up at Obuasi in Ghana, compliance with government requirements regarding TSFs, CdS being placed on care and maintenance in Brazil, and the status of our projects in Colombia, and ongoing business across our operating jurisdictions.

Principal concerns of governments and regulators in 2023

- Compliance and regulatory changes
- Project updates
- Taxation
- Repatriation of funds
- Localisation
- Benefits of mining
- TSF management
- Permitting
- Land compensation

Board oversight and response

Primary responsibility for and oversight of engagement with governments and regulators resides with the Social, Ethics and Sustainability Committee, which has government relations as a permanent agenda item. The committee reports to the Board after each of its quarterly meetings.

Dr Kojo Busia, the Chairperson of this committee, is the non-executive director responsible for government engagement.

Board members, including the Chairperson, engaged with various levels of governments and regulators, among them the National Treasury in South Africa regarding the change in primary listing from the JSE to the NYSE and the change in corporate domicile and headquarters.



Sunrise Dam, Australia

SUPPLIERS AND CUSTOMERS

Suppliers provide inputs – raw materials, products and services – essential to the conduct of our business. AngloGold Ashanti has many suppliers, ranging from established multi-national corporations, local strategic partnerships (such as joint ventures) to smaller, more localised businesses and labour contractors. Solid business relationships with our customers who purchase our gold ensure an efficient sale and delivery process.

$4.58bn

spent in total on the procurement of goods and services

(2022: $4.20bn)

$4.31bn

spent on local preferential procurement (includes in-country spend), 94% of total procurement

(2022: $3.97bn; 94%)

Why and how we engage with suppliers

Engagement with suppliers aims to ensure they are aligned with our business ethics and values, internal policies and standards, and codes of behaviour by making sure they understand and comply with our Supplier Code of Conduct. Constructive supplier engagement is critical in facilitating efficient cost management and control, in line with our strategy.

Suppliers are monitored throughout their term of engagement to assess the level of work performance, the quality of product provided and to address any risks and shortcomings identified. Depending on the nature, materiality and criticality of the supplier, engagement is either informal or formal. Supplier engagement is conducted by means of various channels including supplier events, host community procurement forums, regional regulatory forums, supplier capability development initiatives and our responsible sourcing programme. Promotion of local and in-country procurement is a priority.

Before they are added to our vendor supplier database, all prospective suppliers complete a supplier self-assessment questionnaire the response to which is vetted by the compliance department to identify and highlight potential risks associated with the supplier. In addition, all existing suppliers are required to complete periodic maintenance assessments.

Suppliers are additionally categorised in terms of their associated risk. High-risk suppliers are subject to risk monitoring by an independent market intelligence contractor. This includes monitoring of adverse media and sanction alerts, production, cyber security, country, civil liberties and freedom status risks. Where a risk is identified or suspected, suppliers are approached and a corrective action plan developed.

In 2023, 86% of suppliers were screened using human rights priorities.

The CFO is ultimately accountable for the supply chain function and has a strong supply chain leadership team, regional and site supply chain teams as support. These teams roles are also supported by functional disciplines, including Compliance, Risk, Finance, Internal Audit, Safety, Health and Security as well as by business stakeholders.

Principal concerns of suppliers in 2023

- Responsible sourcing
- Procurement opportunities
- Localisation
- Supply chain risks, including modern slavery and labour rights abuses
- Supplier relationship management
- Supplier performance
- ESG monitoring
- Promotion of transparency and access to information

Why and how we engage with customers

Gold-bearing ore mined is processed and treated to produce doré (unrefined gold bars) on site at our gold plants and then dispatched to precious metals refineries – in South Africa, Australia and Switzerland – for refining to a purity of at least 99.5%, in line with the standards of 'good delivery' as specified by the London Bullion Market Association (LBMA). The refined gold bars are then sold directly to bullion banks. As operations at the Queiroz plant have been suspended, we are currently selling gold-in-concentrate in Brazil under specific contractual arrangements.

AngloGold Ashanti places strong emphasis on building and maintaining solid business relationships with the refineries and banks involved in the sale of our gold. These partnerships are important in ensuring an efficient and timely process for the selling of our gold, especially those with LBMA-accredited refineries. A key strategy is to engage in regular dialogue with our refinery and banking partners to understand their specific requirements and expectations.

Board oversight and response

The Audit and Risk Committee assists the Board with oversight of supplier and customer performance and any other related concerns. The committees report quarterly to the Board with the CFO reporting on related expenditure and supplier performance.

No material supplier concerns were raised or brought to the attention of the Board in 2023.

Three high-value supplier commitments, each exceeding $230m, were presented to the Board for review during 2023 and were approved. All contracts exceeding $100m in value that are related to budgeted commitments arising from a competitive sourcing process require Board approval. Contracts relating to unbudgeted commitments arising from an uncompetitive sourcing process that are valued at $20m or more also require Board approval.

Engaging with stakeholders

COMMUNITIES AND ENVIRONMENT

Our communities are those located close to or in the vicinity of our operations and projects, on whose goodwill we depend, and who are directly or indirectly impacted by our mining activities. Many of our employees reside in these communities.

Our business depends on access to economically viable gold deposits but mining is environmentally disruptive, with many of our activities impacting land, air, water, biodiversity and the host communities with whom we share these natural resources. Our environmental management programme aims to mitigate damage caused by land disturbance, to protect biodiversity and to ensure the responsible consumption of natural resources and management of waste.

$18.84m

invested in communities

(2022: $18.0m)

109

community grievances reported, 92% resolved

(2022: 146 ; 65%)

0

human rights incidents or allegations under VPSHR

(2022: two (self-reported))

4,104ha

cumulative area rehabilitated to date

(2022: 3,861ha)

Why and how we engage

We are accountable to host and local communities to be a responsible corporate citizen. We strive to engage consistently and transparently with communities on a range of issues, such as jobs and local procurement, and on the impact of our operations on the local environment.

We are committed to mutually beneficial community partnerships, and in this we are guided by the principles outlined in our Sustainability Policy and directed by our Social Performance Management Standards. Our approach revolves around inclusive stakeholder engagement, proactive risk and impact management, and the implementation of programmes that foster mutual, lasting value creation.

Our societal engagement is aimed at informing stakeholders, managing expectations, upholding human rights and ensuring community and asset security. Engagement is critical to community collaboration and to successfully developing and implementing local socio-economic development programmes. These programmes contribute to economic growth, stimulate income-generating opportunities and create employment. Mutually beneficial community partnerships enhance shared value creation and support our social licence to operate. Our community engagement strategy identifies potential areas of interest and concern within local communities.

All sites have both a stakeholder engagement plan and a socio-economic development plan.

Various channels are used for engagement, including community forums in which AngloGold Ashanti, the community and local authorities are represented. Grievance mechanisms, together with accompanying resolution procedures, enable communities to lodge complaints that can be resolved.

Constructive community engagement supports our social licence to operate and promotes mutual understanding of needs and expectations. Community engagement and related action are underpinned by our values.

The CSCAO, supported by the government, community relations and environmental management teams, is responsible for community and environment-related engagement.

Principal community and environmental concerns in 2023

- Employment and procurement opportunities
- Business continuity and future employment (Brazil, Ghana, Guinea, Argentina)
- Artisanal and small-scale mining/illegal mining
- Environmental and social impact of mining activities on communities (noise, dust, water, land, climate adaptation and mine rehabilitation)
- TSF management and community safety
- Economic inclusion through local enterprise and economic development programmes
- Community consultation and consent
- Legacy projects in South Africa (post asset sale in 2020/1)

Board oversight and response

The Board, supported by the Social, Ethics and Sustainability Committee, considers community- and environment-related issues. The committee oversees matters relating to safety, security, health, human rights, environmental management, sustainability, ethics and other social matters to ensure the principles of good corporate citizenship are upheld and that our business is conducted ethically and sustainably.

The CSCAO, together with members of his team, provide quarterly updates to the Social, Ethics and Sustainability Committee and Board on all social, community, climate and environmental issues as well as any related engagement. The committee chair reports to the Board after each quarterly meeting and its minutes are provided in full to the Board. The Board and committee review progress made against published targets and agree any corrective action if necessary.

INDUSTRY PARTNERS AND PEERS

National or local mining/industry bodies, the International Council on Mining and Metals (ICMM) and World Gold Council (WGC), among others, provide a joint platform for addressing industry-related developments and concerns, as well as for sharing lessons learnt and best practice. For the list of entities and organisations of which AngloGold Ashanti is a member and/or signatory, see page 78.

Why and how we engage

Engagement with our industry partners and peers aims to garner support and promote collaboration with other shared stakeholders – governments, regulators, employees, unions and communities – on matters of mutual concern, and to work together to reduce regulatory and political uncertainty, and to promote long-term partnerships. Such collaborations include joint efforts to find solutions to sector or industry challenges and to support any new developments to promote the future of the industry.

We engage with our peers through various country-level forums and various global industry bodies such as the ICMM and the WGC, among others. Collaboration with our mining peers, both locally and globally, helps ensure we stay abreast of developing trends, allowing us to provide input on major developing issues that affect mining companies in general, and AngloGold Ashanti in particular, and to contribute to a collective voice for the sector. Much of the discourse in these forums centres on broader environmental, social and governance topics, including the ongoing development of good practice and how to optimally communicate the significant socio-economic contribution being made by the industry.

We continued to apply the ICMM's Performance Standards and the WGC's Responsible Mining Principles.

Engagement, which is led by the CEO and designated area leads, involves various platforms including focused workshops, webinars, conferences, physical and virtual meetings and other industry forums.

Principal concerns of industry partners and peers in 2023

- Inclusion, diversity and equity
- Human rights guidance
- Safety performance
- Scope 3 GHG emissions
- Nature
- Water stewardship
- TSF and GISTM conformance
- Convergence of mining standards
- Communicating mining's socio-economic contribution

Board oversight and response

This engagement is largely management-led. The CEO, who is a member of the Board, frequently participates in this stakeholder engagement. Updates on engagement with sector peers and industry partners, such as the ICMM and WGC (Responsible Gold Mining Principles) are responsible to the Social, Ethics and Sustainability Committee, specifically on ESG-related matters.



AGA Mineração, Brazil

Addressing climate change

Impact of climate change on mining

Climate change poses unique challenges and risks for mining companies, a result of both its potential direct physical impacts and the risks arising from the transition to low-carbon operations.

With anecdotal evidence suggesting that the physical effects of climate change are being increasingly felt at a global scale, the frequency of extreme weather events in many of our mining regions is under increased scrutiny and has aided in improving site-level awareness of operational risks. We have also recognised the risk that a changing climate change poses to socio-economic development locally and globally and we are committed to minimising current and future climate risks.

The physical impacts of climate change – which include extreme temperatures, especially heat waves, prolonged droughts and water-scarcity as well as other extreme weather events such as flooding and intense storms – can potentially disrupt mining operations. They could also lead to increased competition for scarce water resources with local and host communities.

AngloGold Ashanti is committed to reducing its carbon emissions in order to limit its contribution to a changing climate and to managing and adapting to the risks of climate change. We acknowledge our inherent responsibility to identify and address the climate-related risks to our business, to collaborate with diverse stakeholders in combating climate change and to help build the resilience of host societies to future climate impacts.

As an ICMM member, our mitigation commitments are fully aligned with the ambitions of the Paris Agreement.

Climate-related physical risks

Climate change is expected to further exacerbate existing weather-related risks on mining infrastructure and its workforce, and to alter the balance of natural ecosystems and communities' way of life.

The physical impacts of climate change, such as changes in rainfall rates or patterns, could disrupt our mining operations, processing plants and TSFs, as well as damage roads, transport and energy infrastructure both on- and off-site. This in turn could result in increased operating and capital costs. At a human level, the physical impacts of climate change can affect productivity, and employee and community health and safety.

Mine site vulnerabilities

Over 2020 and 2021, AngloGold Ashanti completed climate change-related physical risk assessments for all operating assets, using the worst-case climate scenario (RCP 8.5). These assessments indicated that while many of the physical climate risks identified were already being addressed at those sites through a variety of management controls, it was possible that additional adaptation may be needed.

The physical climate risks identified are listed in the table below.

Physical climate-related risks and operations/projects potentially affected

Climate event	Related physical risk	Operations/projects affected
Extreme rainfall	• Supply chain disruptions – especially bulk reagent deliveries	• Sunrise Dam and Tropicana
	• Geotechnical instability and erosion, potentially affecting pit walls, mine infrastructure, TSFs, rehabilitated areas, waste rock dumps and filtered tailings, among others	• Geita, Iduapriem, Obuasi and Siguiri • AGA Mineração and Serra Grande • Quebradona
	• Potential adverse impacts on pollution control	• Cerro Vanguardia
	• Halt to construction activities	• Quebradona
Extreme temperatures	• Spontaneous combustion/fires	• Sunrise Dam and Tropicana
Storms	• Lightning strikes and fires	• Sunrise Dam and Tropicana
Water stress	• Failure to deliver on rehabilitation objectives and reduced habitat regeneration	• Geita, Iduapriem, Obuasi and Siguiri
	• Reduced availability of water – related community and stakeholder concerns	• Geita, Iduapriem, Obuasi and Siguiri • Cerro Vanguardia
	• Reduced supply of groundwater/decrease in water supply leading to water supply constraint issues	• AGA Mineração and Serra Grande
	• Elevated dust emissions and reduced ability to suppress dust – related community concerns	• AGA Mineração and Serra Grande
	• Changes to water management regimes	• AGA Mineração and Serra Grande
Rise in sea levels and storm surge	• Disruptions to operations and exports (from Port of Buenaventura owing to storm surges)	• Quebradona

Since there is limited variation in climate modelling predictions over the shorter term, we believe that our 2020/21 physical climate predictions and risk assessments remain relevant. We anticipate reviewing our physical climate change risk assessments in 2025/26.

Community vulnerabilities

AngloGold Ashanti understands that climate change has the potential to impact host communities, and that adaptation and response planning should extend beyond the mine gate. As the adaptive capacity of local communities can be limited in certain circumstances, which has the potential to indirectly affect mine site operations.

To enhance the resilience of local communities, our operations have, in collaboration with international, local governmental, and community agents, implemented site-specific programmes as part of community development projects and community safety programmes, which range from awareness-raising to adaptive business and agricultural projects. This has helped in strengthening community safety and health resilience.

Continued support from the Company and our partners, such as the Global Fund to Fight Aids, Tuberculosis and Malaria, for our malaria prevention campaigns in Africa is playing a major role in enhancing the health resilience of local communities. Iduapriem has updated its community safety plan to include climate change-related initiatives that include working with nearby communities to identify and address climate-related risks and vulnerabilities.

Obuasi's 10-year Socio-economic Development Plan has projects targeted at increasing the community's resilience to climate change impacts. The mine, in collaboration with our stakeholders and the NGO Solidaridad West Africa, is implementing the Climate Resilient Oil Palm Project to contribute to climate adaptation and mitigation while simultaneously promoting economic growth in our host communities.

In Brazil, our Environmental Education Centre runs awareness-raising programmes on the effects of climate change and how local action may contribute to the global agenda for climate change mitigation. In preparation for local efforts, the community is educated on the effects of climate change, waste management, recycling, and other environmental issues. In Tanzania, Geita mine partnered with the Tanzania Forest Service to prevent deforestation following an increase in encroachment activities within the mine's concession, which spans the Geita Forest Reserve.

Climate-related transition risks

Reducing our GHG emissions and transitioning to a low-carbon future presents both risk and opportunities for our operations. They include policy and regulatory/legal risks, technology risks, market risks and reputational risks.

The introduction of carbon prices by host countries as a policy lever is recognised as an important climate transition risk which presents itself across all the countries in which we have operations and projects. Carbon price risk is likely to intensify with increasing pressure to decarbonise host country economies and meet the commitments those countries have made in terms of the Paris Agreement. Carbon prices are typically introduced through the imposition of carbon taxes, the removal of subsidies or emission caps on industries.

In 2021, we engaged the Carbon Trust to develop a qualitative risk framework to gauge AngloGold Ashanti's exposure to carbon price risk in each country of operation. While the results are somewhat subjective, the framework provides a relative scoring of carbon price risk across our countries of operation. It considers ten criteria on a scale of low to high risk.

The ten criteria can be grouped into four primary dimensions; the existing carbon regulations in each country, our future production and emissions profile in each jurisdiction, each country's emissions reduction ambitions, and the policy gap between existing policies and the country's stated climate ambitions.

The results provide possible insights on which countries might invoke aggressive carbon price policies to meet their Nationally Determined Contributions (NDC) pledges, with larger gaps between a country's commitment and its existing climate policies signalling a stronger driver for carbon pricing risk.

Using the same methodology, we updated the assessment to reflect revisions in country-level policies, and changes to AngloGold Ashanti's forecast emissions in each jurisdiction, the results of which are presented below.

Iduapriem, Tanzania



Addressing climate change

Relative carbon pricing risk by country of operation*


2024
No
Criteria
Argentina
Brazil
Tanzania
Colombia
Guinea
Ghana
USA
Australia
Existing regulatory commitments and policies
1 Importance of carbon pricing mechanisms for the country's current climate policy
2 Importance of industry emissions, typically subject to carbon pricing, in the country overall emissions inventory
3 Country's stance on fossil fuels
AngloGold Ashanti's country profile
4 AngloGold Ashanti's emission profile in the country
5 AngloGold Ashanti's ability to decarbonise
6 AngloGold Ashanti's growth plans in the country
Policy roadmap
7 Ambition of the country's climate policy roadmap
8 Importance of carbon pricing in future policy roadmap
Policy alignment and gap
9 Current NDC alignment rating
10 Carbon pricing gap: future policy direction and ambition against climate scenarios
Total
Increasing risk

(*) *Note that the DRC is not included as the Kibali operation is managed by our joint venture partner, Barrick.*

Our climate strategy

Launched in 2021, our Climate Change Strategy involves the management of physical and transition climate risks within our strategic and operational planning processes. It is focused on achieving net zero Scope 1 and Scope 2 GHG emissions by 2050.

This strategy aims to manage physical and transition climate risks within our strategic and operational planning processes and encompasses a four-pillar framework, aligned with the TCFD recommendations (governance, strategy, risk management, and climate metrics and targets) underpinning the evolution in our approach to climate change.

To help achieve our 2050 net zero Scope 1 and Scope 2 GHG emissions targets, the Decarbonisation Strategy, a key component of our Climate Change Strategy, and the accompanying Roadmap to Net Zero were officially launched in October 2022. In terms of the roadmap, we have committed to a 30% reduction in our annual absolute Scope 1 and 2 GHG emissions by 2030 compared to the 2021 baseline of 1.4Mt CO_2e.

We also committed to working with key suppliers to address, where feasible, Scope 3 GHG emissions in support of our ICMM commitments.

The decarbonisation roadmap outlines a multi-pronged approach involving the implementation of renewable energy projects; electrification of our mining fleet; and the use of lower-emission power sources. There is a parallel focus on strengthening AngloGold Ashanti's climate resilience across the business, value chain, host communities and operational environments.

Greenhouse gas disclosure – metrics, performance and targets

Annual energy usage and related GHG emissions performance

		2023	2022	2021	2020	2019
Energy usage						
Direct energy use (1)	PJ	**19.49**	19.42	19.03	18.26	18.48
Indirect energy use (1)	PJ	**3.14**	3.32	3.01	2.74	2.21
Total	PJ	**22.63**	**22.74**	**22.04**	**21.00**	**20.69**
Total	million kWh equivalent	**6,285**	**6,318**	**6,123**	**5,833**	**5,747**
Energy intensity	GJ/t of ore treated (3)	**0.53**	0.52	0.50	0.49	0.51
GHG emissions (2)						
Scope 1	Mt CO_2e	**1.300**	1.299	1.192	1.123	1.133
Scope 2	Mt CO_2e	**0.169**	0.175	0.189	0.181	0.135
Total – Scope 1 and 2	Mt CO_2e	**1.469**	1.475	1.380	1.304	1.268
GHG emissions intensity	t CO_2e/t of ore treated (3)	**34.26**	33.43	31.32	30.54	31.03
	kg CO_2e/GJ	**64.91**	64.84	62.62	62.10	61.29

(1) *Split between direct and indirect energy use restated for 2021 and 2022*

(2) *AngloGold Ashanti's GHG emissions accounting is founded on the WRI/WBCSD's Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (Revised Edition). Emissions are calculated on an operational control basis using country-specific emission factors for the different energy products being consumed, where available. Alternatively, emissions factors are based on the IPCC 5th Assessment Report (AR5)*

(3) *Per tonne of gold-bearing ore mined and treated/processed to extract the gold*

Regional/operational(2) breakdown of energy usage and related GHG performance – 2023

	Energy performance			GHG emissions performance			
	Energy consumption (PJ (1))	Energy consumption (million kWh)	Energy intensity (GJ/tonne treated)	Scope 1 (Mt CO_2e)	Scope 2 (Mt CO_2e)	Total: Scope 1 and 2 (Mt CO_2e)	Emissions intensity (t/tonne treated)
Africa	**10.29**	**2,857**	**0.44**	**0.653**	**0.169**	**0.822**	**35.49**
Iduapriem	1.87	518	0.34	0.154	0.052	0.154	28.40
Obuasi	1.41	393	1.11	0.138	0.117	0.138	107.68
Siguiri	3.11	863	0.28	0.239	0	0.239	21.76
Geita	3.90	1,083	0.71	0.291	0	0.291	53.16
Americas	**3.97**	**1,102**	**0.60**	**0.158**	**0**	**0.158**	**25.05**
Cerro Vanguardia	1.69	469	0.56	0.106	0	0.106	34.98
AGA Mineração	1.58	439	0.73	0.035	0	0.035	16.00
Serra Grande	0.7	194	0.62	0.018	0	0.018	15.62
Australia	**8.37**	**2,326**	**0.63**	**0.488**	**0**	**0.488**	**36.49**
Sunrise Dam	2.94	815	0.75	0.165	0	0.165	42.25
Tropicana	5.44	1,510	0.57	0.323	0	0.323	34.11
United Kingdom and offshore area	0	0	0	0	0	0	0
Total	**22.63**	**6,285**	**0.53**	**1.3**	**0.169**	**1.469**	**34.26**

(1) *One petajoule (PJ) is equivalent to 277,778MWh*

(2) *Energy usage is reported for operating mines only. Energy consumption at standalone offices and/or exploration sites is deemed immaterial to the Company's overall energy use, and are therefore not accounted for*

Addressing climate change

Renewable versus non-renewable energy use (PJ)

Non-renewable energy used	2023	2022	2021
Scope 1	**1.64**	1.58	2.52
Scope 2	**19.49**	19.42	19.03
Renewable energy used			
Hydropower and solar [1]	**1.5**	1.74	0.49
Total	**22.63**	**22.74**	**22.04**
Renewable energy as a % of total energy used	**6.6 %**	7.6 %	2.2 %

[1] 2022 renewable energy total corrected

Performance 2023: Scope 1 and 2 emissions of 1.47Mt are 6% above the 2021 baseline of 1.38Mt.

To achieve our 2030 targets, we are working with our sites to target areas to achieve the maximum potential reduction. A pipeline of initiatives is being tracked to help ensure successful implementation with the majority expected to deliver benefits by 2027.

For more on our pathway to net zero, GHG emissions reduction pipeline and the discussion on emissions, see Climate action and resilience, pages 42-45, in our Sustainability Report.

Decarbonisation is a long-term investment process. Given that the underlying long-term emissions trajectory is upwards – a function of increasing energy requirements as mines become deeper and expand – it is only when a significant renewable energy source replaces a fossil fuel source that this trajectory can be altered.


Reducing Scope 1 and 2 GHG emissions by 30% by 2030
(Mt CO2e)
2
1.5
1
0.5
0
2021
2022
2023
2030
Scope 1
Scope 2

Data assurance

AngloGold Ashanti plc is committed to obtaining assurance over certain specified metrics, including those related to GHG emissions and energy use. IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was commissioned to conduct an independent third-party assurance of this data for the year ended 31 December 2023. The assured energy and GHG-related data is published above. For more details on the assurance process and its conclusions, see the Assurance statement (pages 66-68) in our Sustainability Report 2023

What we are doing to address the challenge of climate change – status 2023

AngloGold Ashanti's response to climate change and efforts to reduce GHG emissions currently include:

- Continuing to optimise fossil energy usage
- Increasing our use of renewable energy
- Implementing plans to reduce Scope 1 and 2 GHG emissions
- Continuing to improve the recording and monitoring of Scope 3 GHG emissions and, as a member of the ICMM, collaborating with suppliers and service providers on their Scope 3 GHG emissions reporting, and to make progress toward setting reduction targets for our Scope 3 GHG emissions
- Investing in a range of projects to reduce emissions from our operations as a strategic priority

Projects and initiatives currently underway

- **Tropicana:** At Tropicana, we signed an agreement with Pacific Energy to construct the renewable wind and solar project, while continuing to operate the combined renewables-gas power station under a 10-year build-own-operate contract. The renewables integration is expected to almost eliminate Tropicana's diesel consumption for power generation and reduce gas consumption for power generation by approximately 50%, cutting carbon emissions by more than 65,000 tonnes per annum on average over the life of this agreement.
- **Sunrise Dam:** A three-party agreement between AngloGold Ashanti, Barminco and Sandvik was reached to trial the world's largest battery electric underground mining truck at Sunrise Dam. This technology will produce zero GHG emissions and generate 80% less heat.
- **Ghana:** We are currently advancing a 100MW solar plant in conjunction with the Volta River Authority, our current service provider. Key priorities include agreeing power tariffs that will be incorporated into a 10-year power purchase agreement and definition of the methodologies to be used in Carbon Credit Certificates.

- **Geita:** The work at Geita to switch over to the national utility is progressing toward completion in 2024. The project team is working closely with the national utility to ensure alignment of work streams ahead of the switch over. The Statcom containers, transformers and heat exchangers were installed on site, a key milestone for 2023. To increase the stability of the national grid (largely hydro and natural gas powered) during the dry season, we have factored in the need to supplement grid electricity and have made provision for additional diesel to power our gensets in 2024.
- **Siguiri:** In 2023 we identified a preferred 150ha location for a planned c.40MW solar project. A multi-disciplinary team is currently identifying the most suitable candidate to build, own and operate the project. In 2024, we will start environmental studies and applications for the required government permits.
- **AGA Mineração:** By replacing existing diesel power load haul dumpers (LHDs) and light vehicles with battery electric equivalents (BEVs) at our Cuiabá mine, we can reduce heat load and diesel particulate matter. BEVs also serve to reduce the amount of ventilation required to cool the underground mine. A trial to test the viability of an electric loader began in December and is set to last 18 months. The results of this trial will be shared across the Group to build a solid knowledge base for the further rollout of BEVs.
- **Cerro Vanguardia**: We are in the process of completing a strategic asset review to maximise the long-term value of the mine. This analysis will consider the additional resources and potential for regional exploration opportunities to increase Cerro Vanguardia's life-of-mine. The outcome of this study will inform the viability of installing wind turbines at the site.
- **Quebradona**: This project presents a unique opportunity to source 100% renewable electricity from the national grid and use it to electrify both underground mining activities and TSF transport. The Colombia project team has recently completed a small-scale test to prove the viability and benefits of green hydrogen. This will be leveraged to provide power to the much larger trucks for the sites logistics needs.
- **Nevada projects**: In 2024 we will expand the scope of the expanded Silicon project pre-feasibility study to include trade-off studies to consider various clean energy solutions, including trolley assist versus normal haulage, solar power versus grid to generate power, and rail-veyor options.

Energy efficiency projects

Our primary approach to decarbonisation is the switching of energy sources from fossil fuels to renewable energy. This process has started with electrical energy switching – captured by the projects underway. While we are not actively pursuing energy efficiency to reduce our GHG emissions, opportunities remain to reduce energy costs and improve energy efficiency, particularly around the use of heavy mining equipment, but also on installed electrical plant and equipment. One such example is the use of biodiesel at our Brazilian operations.

Biodiesel, a renewable fuel manufactured from vegetable oils, animal fats, or recycled restaurant grease, can be used in diesel vehicles or any equipment that operates on diesel fuel. Its physical properties are similar to those of petroleum diesel.

In Brazil, biodiesel is produced domestically from soybean oil which accounts for more than 70% of all the feedstocks used by the industry. Brazil's National Council for Energy Policy, or CNPE, mandated the country's biodiesel content to 12% of the national energy mix as from April 2023, and this is likely to increase to 14% in 2024. Introducing a 12% biodiesel into the fuel mix at the Brazil operations has had the collective benefit of reducing GHG emissions by 6.4kt CO_2e in 2023. Of this, Cuiaba consumes the most fuel and consequently had the largest reduction in GHG emissions of 2.63kt CO_2e followed by Serra Grande at 2.14kt CO_2e. Other entities collectively accounted for a 1.4kt CO_2e reduction in related emissions.

Tropicana, Australia



Preparatory ground work for solar park

Addressing climate change

Reporting in line with TCFD

AngloGold Ashanti first reported against the TCFD recommendations in 2021, since then we have incrementally improved our processes and actions in relation to climate change and our reporting on the subject has been integrated into our existing reports. Our initial focus for reporting was Scope 1 and 2 GHG emissions, however, we have begun work on identifying and understanding our Scope 3 GHG emissions. While much has been done, we acknowledge that much remains to be done.

Details on the financial impact of climate change can be located in the *Climate change considerations* section in Note 1.2 of the Group financial statements as well as under the *Purchase obligations* section in Note 30 of the Group financial statements. While climate change considerations did not significantly affect key accounting judgements and estimates in the current year, the focus on climate-related strategic decisions, like decarbonisation projects and alternative energy sources, is anticipated to have a substantial impact in future periods.

The table below presents our disclosures in terms of the TCFD recommendations.

Governance

Recommended disclosure	Status 2023
Board oversight of climate change and related risks and opportunities	Climate change risk and decarbonisation are Board-level governance issues. The Board, assisted primarily by the Social, Ethics and Sustainability (SES) and also by the Audit and Risk (A&R) committees, is ultimately accountable for climate change-related matters, monitoring progress and delivery on our Climate Change Strategy. These committees have oversight of related risk processes and controls. At Board level, the SES Committee chairperson, Dr Kojo Busia, has primary responsibility for ESG matters, including climate change. The Board approved our Climate Change Strategy in 2021. The related Decarbonisation Strategy and Roadmap to Net Zero were approved and launched in 2022. The SES Committee receives quarterly updates on progress being made regarding the Roadmap while the A&R Committee is updated quarterly on our principal risks, including those relating to or affected by climate change. Climate change features as both a potential risk and a material sustainability issue, affecting many aspects of our business and our ability to deliver on our strategy. Together with decarbonisation, it is considered at SES and A&R committee meetings. The Board is apprised quarterly of any significant developments in relation to climate change (and other significant environmental events) as necessary. Additional meetings to discuss decarbonisation plans and related investments are undertaken with these committees as required. **Board knowledge and training on climate change** The majority of directors attended in-house climate change training during 2021 and 2022.

Tropicana, Australia



Concrete pour for wind turbine foundation (January 2024)

Governance

Recommended disclosure	Status 2023
Management's role in assessing and managing climate-related risks and opportunities	Led by the CEO, the Executive Committee is accountable to the Board. The CSCAO is responsible for climate-related matters, while the operating sites are responsible for the execution of decarbonisation projects. Governance of these projects resides within the Chief Technical Officer portfolio. Responsibility for integrating climate-related transition and physical risk management is shared across the operations. The General Manager at each mine is the owner of the physical and transition risks for that operation. Integration of these risks into the Group ERM is supported by the Group Risk function and the site and business unit risk leads. Our Climate Change Working Group and its mandate have been incorporated into the newly established Climate and Decarbonisation Steering Committee. Its members include a cross section of functional leaders from across the organisation. This working Group reports quarterly on climate matters and decarbonisation to the CSCAO and the SES Committee. A decarbonisation project team, led by the Vice President: Decarbonisation, is responsible for developing, managing, monitoring and delivering AngloGold Ashanti's decarbonisation strategy. Established in 2022, the Management Investment Committee is a multi-disciplinary committee comprising senior executives who review all capital projects, including decarbonisation projects. The committee is chaired by our COO and meets monthly to review major investment projects, recommending selected projects for Board approval. In the past year, the committee approved and supported the Tropicana hybrid wind and solar renewables project; Geita's transition from diesel-powered generators to the national power grid; the preliminary assessment to establish the viability of a solar park at Siguiri; and the battery electric trials at Sunrise Dam and Cuiabá. In 2022, an internal climate change-focused Sustainability and Accounting Reporting Forum was set up in response to emerging rules on climate reporting. Through the forum, we track and analyse emerging climate reporting requirements such as the proposed SEC climate change regulations and the new ISSB Disclosure Standards on Climate Reporting (IFRS S2), which now has responsibility for guiding TCFD reporting. This will enable us to develop robust systems for climate-related reporting and assurance. In 2023, we advanced our collective understanding of the various approaches being taken in applying scenario analyses to develop an indicative quantification of climate-related risk on annual business plans. In so doing, important data gaps identified are being addressed prior to our undertaking these analyses. These gaps include quantifying a range of relevant market pricing responses under different climate scenarios, the range of costs in pursuing our decarbonisation ambitions and potential technology gaps, carbon offset options and expected policy shift factors across the jurisdictions in which we operate.
	Performance and remuneration Performance management KPIs have been set that require all levels of management (including the executive) to identify, assess and manage risks (including those in relation to climate change) within their remit. Performance against these KPIs is assessed regularly. There is a clear link between the achievement of our decarbonisation strategy and targets and executive remuneration. Currently, executive remuneration performance awards are defined in terms of the Deferred Share Plan which allocated 7.5% of the performance awards to the management of GHG emissions. See *Section 2: Annual Remuneration Report* and *Delivering on our strategy and key performance indicators*.

Addressing climate change

Strategy

Recommended disclosure	Status 2023
Describe the: • Climate-related risks and opportunities identified over the short, medium and long term • Impact of climate-related risks and opportunities on our business, strategy and financial planning • Resilience of our strategy, and business to climate-related risks and opportunities (taking into consideration different climate-related scenarios, including a 2°C or lower scenario)	The aim of our Climate Change and Decarbonisation strategy is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050. See *Climate change strategy*. All life-of-mine planning and capital expenditure schedules take into account renewable energy projects – for both existing operations and project development. Alternative energy supply and mine configuration options are costed into the financial evaluation conducted for projects. We take a strategic approach to risk and seek to ensure that climate-related risks and opportunities have been systematically integrated into our existing risk management framework, that they are linked to guidance and included in our decision-making processes. AngloGold Ashanti conducts annual risk and materiality assessments. Our 2023 materiality process identified the following as priority climate-related material sustainability issues: • Energy security and decarbonisation, which encompasses the impacts of climate change • Managing water as a finite and at-risk resource: the availability of water can be and is often impacted by physical climate-related risks Our Climate Change Strategy drives the identification and management of physical and transition climate risks within our strategic and operational planning processes. For more detail on these risks, see *Physical climate risks* (page 92) and *Transition risks of climate change* (pages 93 and 94) The market for gold has been considered extensively by the Word Gold Council (WGC), and as a relative risk (between gold and other commodities), climate change is seen as an opportunity for gold. The WGC's research showed that, compared to other commodities, gold has a very small carbon footprint. Thus, where portfolios have carbon caps/limits, gold would be favoured as an investment over commodities with significantly higher carbon emissions, such as iron ore, coal or copper. See *Climate Change Report 2020/1*, pages 17 and 18. In identifying our principal risks and material sustainability issues, we have in place measures to monitor their impacts and the success of plans implemented to mitigate these impacts. These risks are also addressed through our business strategy, our sustainability strategy and framework, our commitment to the SDGs - SDG 13 (Climate Action) in particular – and through our financial planning process. This includes ensuring we: • Deliver on our targets for the reduction of our GHG emissions • Meet rapidly changing investor and societal expectations on climate change and decarbonisation • Consider climate change impacts in our business and purchasing decisions • Monitor and keep abreast of global climate change reporting requirements


Tropicana, Australia

Risk management

Recommended disclosure	Status 2023
Describe: • The processes in place to identify and assess climate-related risks • The processes in place to manage climate-related risks • How processes for identifying, assessing and managing climate-related risks are integrated into AngloGold Ashanti's overall risk management	We have mapped physical climate change risks across our operations, supply chains and communities (facilitated by an external party). In 2023, we undertook a desktop review of the continued applicability of each physical climate risk on a site-by-site basis and incorporated the applicable set of risks back into the ERM. To date, none have been quantified as having financially material mitigation costs – although this could change as understanding of climate risk evolves. Updates to the baseline climate risk assessments are conducted at least annually to re-evaluate existing and identify emerging climate related risks, including the effectiveness of mitigating actions resulting from process changes, significant incidents, or disasters, or by instruction from regulatory bodies, among others. Climate legislation-related risks, including the imposition of asset-level GHG emission caps and allowance requirements, and the reputational risk of not meeting our energy transition and decarbonisation plans, have been incorporated into our ERM process which is overseen by the A&R Committee. As part of our scenario analysis work in 2023, we looked to assess, understand and develop an indicative quantification of climate-related risk on the annual business plan. This followed our work in 2021 to carry out a review of physical risks facing our assets in a Representative Concentration Pathway (RCP) 8.5 scenario. The list of risks identified in this analysis can be found at page 92. The risks identified in this scenario analysis remain relevant and we anticipate updating them in 2025/2026. We have also considered the risk to vulnerable communities and climate-related transition risks in this context. See page 93 for more detail. Work done during the year increased our understanding of the complexity and the extent of the planning required to develop the necessary financial sensitivity models and to link these to our business planning tool. Having laid the groundwork for this in 2023, work on developing the financial models will be addressed in 2024 and help feed into our scenario analysis approach moving forward. See *Management's role in assessing and managing climate-related risks and opportunities*. We have incorporated the findings of physical climate change risk assessments undertaken in 2021, into our ERM system, integrating existing site-specific threats as far as possible. As we advance our understanding of these physical and transitional risks, they too will be integrated into existing site risk registers. Our climate-related transitional risks relate mainly to climate regulations, for example, the new Emissions Levy Act in Ghana and requirements in relation to Australia's national Safeguard Mechanism. This is not an acute, standalone risk, but factors into decisions on decarbonisation. This underscores our belief that climate considerations are key modifiers of our existing risk profile and should not be managed as an isolated issue. We have engaged with a wide range of stakeholders on climate change and decarbonisation. These stakeholders included: shareholders, employees, communities, governments and industry bodies. Stakeholder feedback is embedded in our ERM Framework. While day-to-day stakeholder engagement and communication is a management activity, the Board has ultimate responsibility and oversight. For more detail on how we manage risks and our Enterprise Risk Management Framework, see *Principal risks and uncertainties.*


TRZ0321
Sunrise Dam, Australia

Addressing climate change

Metrics and targets

Recommended disclosure	Status 2023
Metrics used to assess climate-related risks and opportunities (as per our strategy and risk management process)	We monitor and report on a range of metrics to assess climate-related risks and opportunities, including Scope 1 and 2 GHG emissions, energy use and energy and GHG intensity per tonne treated, metrics that are in common use in the mining sector. Work has begun to determine the components of and estimate Scope 3 GHG emissions.
Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions, and related risks	**Our performance:** (see table below)

Our performance:

GHG emissions	2023	Proportion of total	2022	Proportion of total
Scope 1	**1.300Mt**	**88 %**	1.299Mt	88 %
Scope 2	**0.169Mt**	**12 %**	0.175Mt	12 %
Total	**1,469Mt**	**100 %**	**1.474Mt**	**100 %**

See *Greenhouse gas emissions – metrics, performance and targets.*

The proportion of renewable energy used has decreased from 7.7% of total energy/electric power used in 2022 to 6.6% in 2023.

Related risks

The bulk of our GHG emissions are Scope 1, owing to the consumption of fossil fuels in fixed power generators and heavy mine equipment (HME). Currently, there are few viable alternatives for HME energy sources, which presents a risk to achieving our 2050 ambitions if commercially viable options fail to emerge timeously.

Scope 3 GHG emissions

We began reporting Scope 3 GHG emissions in 2021 and recognise that although accounting for and reducing Scope 3 GHG emissions is inherently complex, it is also important. In 2023, the ICMM published a Scope 3 Emissions Accounting and Reporting Guide for members. We began and will continue using the Guide to mature our Scope 3 accounting process, which is in its third year.

To date, we have identified those Scope 3 Categories that comprise the bulk of our Scope 3 GHG emissions. There are 15 categories according to the GHG Protocol. We have also identified a core set of products that produce the bulk of the Category 1 emissions, enabling us to prioritise discussions with the relevant suppliers on their emission reduction ambitions.

At the same time, we recognise that our current estimate of Category 1 emissions currently excludes the procurement of non-material goods and services, which typically comprise many smaller consumables, products and third-party services. We are evaluating whether to estimate these on a spend basis in our Scope 3 GHG accounts, recognising that our ability to influence reductions in these emissions will not be a priority.

Over 2023 we initiated and advanced a multi-disciplinary process to framing our Scope 3 GHG targets. Our approach entailed first developing an in-depth understanding of our Scope 3 GHG emission hotspots, engaging the related suppliers and exploring additional internal opportunities for Scope 3 GHG emission reductions. In December, a Scope 3 Target Setting Guide was released by the ICMM, which we will draw upon to finalise the ongoing work of framing our Scope 3 GHG emission reduction objectives.

Recommended disclosure	Status 2023
Targets used to manage climate-related risks and opportunities and performance against target	As reported above, our Climate Change Strategy, Decarbonisation Strategy and Roadmap to Net Zero together outline our approach to climate change and how we plan to achieve net zero Scope 1 and 2 GHG emissions by 2050. In terms of our Roadmap to Net Zero, we have committed to reducing our absolute Scope 1 and 2 GHG emissions by 30% by 2030, compared to the 2021 baseline. The roadmap outlines a multi-pronged approach involving the implementation of renewable energy projects; electrification of our mining fleet; and the use of lower-emission power sources.

Reporting on our sustainability performance

Our Sustainability Report 2023 provides a comprehensive overview of our approach to sustainability and our non-financial performance. This is in line with our commitment to transparent and comprehensive disclosure and engagement.

The Sustainability Report is prepared with reference to the Global Reporting Initiative (GRI) Standards 2021 and the Sustainability Accounting Standards Board (SASB). Our ESG reporting is also informed by the United Nations Sustainable Development Goals (SDGs), the Accountability AA1000 Stakeholder Management Standard and the Recommendations of the Task Force on Climate-related Financial Disclosures. We also publish a detailed ESG Data Workbook and GRI and SASB content indices on our website, which are not incorporated by reference in this report.

AngloGold Ashanti is a signatory to the United Nations Global Compact (UNGC) and the Sustainability Report supplements and supports our 2022 UNGC Communication on Progress (COP), which was submitted to the UNGC South Africa in January 2023. We also report against the Voluntary Principles of Security and Human Rights (VPSHR) and the Extractive Industries Transparency Initiative (EITI). Our reporting is also aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM), of which AngloGold Ashanti is a member, and with the World Gold Council's (WGC) Responsible Gold Mining Principles.

Assurance

Our Sustainability Report 2023 was externally assured by IBIS ESG Consulting Africa, and this Assurance Statement is available in the *Sustainability Report*, pages 66- 68.

Information included in this Strategic Report is consistent and comparable with that in the Sustainability Report.

External recognition

We engage with several third-party entities that rank our sustainability or ESG performance, including MSCI, S&P Global Inc., Responsible Mining Index (RMI) and Sustainalytics. The resultant rankings are based on our ESG-related disclosures, risks and performance, and provide useful external feedback and benchmarks against our peers.

FTSE4Good | Bloomberg Gender-Equality Index 2023 | CDP DISCLOSURE INSIGHT ACTION | S&P Global Market Intelligence | Responsible Mining Index

Non-Financial and Sustainability Information Statement

Pertinent non-financial and sustainability information is presented throughout this Strategic Report, in accordance with Sections 414CA and 414CB of the UK Companies Act 2006. The table below sets out where stakeholders may find the relevant non-financial information in this report:

Reporting requirement	Some related policies and management standards	Where to see more about these matters and our impact in this report
Business model		*Business model and strategy*
Environmental matters	• Group Policy: Sustainability • Commitment to Global Industry Standard on Tailings Management **Standards:** • Biodiversity • Closure Planning • Environmental incident classification and reporting • Waste • Water	*Delivering on our strategy and key performance indicators (Environment)* *Principal risks and uncertainties* *Engaging with stakeholders* *Addressing climate change*
Employees	**Group policies:** • People • Health, Safety and Security • Global Diversity and Inclusion Framework • ICMM Health and Safety Performance Indicators • Group Standard: Speak-up	*Purpose and values* *Delivering on our strategy and key performance indicators (People, Safety and Health)* *Principal risks and uncertainties* *Engaging with stakeholders*

Reporting on our sustainability performance

Reporting requirement	Some related policies and management standards	Where to see more about these matters and our impact in this report
Social matters	**Group Policy:** • Sustainability **Standards:** • Stakeholder engagement • Community Complaints and Grievances • Community Incident • Cultural Heritage and Sacred Sites • Indigenous People • Socioeconomic Contribution • Artisanal and Small-Scale Mining	*Purpose and values* *Delivering on our strategy and key performance indicators* *Principal risks and uncertainties* *Engaging with stakeholders*
Respect for human rights	• Code of Business Principles and Ethics • Group policy: Business Integrity **Standards:** • Human Rights • Discrimination and Harassment • Human Rights Due Diligence	*Purpose and values* *Delivering on our strategy and key performance indicators (Communities)* *Engaging with stakeholders*
Anti-corruption and anti-bribery matters	• Code of Business Principles and Ethics • Supplier Code of Conduct • Whistleblowing Policy (Australia) • Group standard: Anti-bribery and anti-corruption	*Corporate governance* *Delivering on our strategy and key performance indicators (communities)* *Engaging with stakeholders*
Principal risks		*Principal risks and uncertainties*
Non-financial KPIs		
Safety performance (TRIFR)		*Delivering on our strategy and key performance indicators – Safety*
Gender diversity		*Delivering on our strategy and key performance indicators – People*
GHG emissions intensity		*Delivering on our strategy and key performance indicators – Environment*

More detailed information on our non-financial and sustainability performance is available in our *Sustainability Report.*

Tropicana, Australia



Non-Financial and Sustainability Information Statement: Climate-Related Disclosure

Pillar	Climate-related disclosure	TCFD disclosure
Governance	• Description of the company's arrangements in relation to assessing and managing climate-related risks and opportunities	Pages 83, 98 and 99
Strategy	• Description of: ◦ Principal climate-related risks and opportunities arising in connection with the company's operations ◦ Time periods by reference to which those risks and opportunities are assessed ◦ Opportunities on the company's business model and strategy	Pages 92 to 94
	• Description of the actual and potential impacts of the principal climate-related risks	Pages 92 to 94 and 100
	• An analysis of the resilience of the company's business model and strategy, taking into consideration different climate-related scenarios	Pages 100 and 101
Risk management	• A description of how the company identifies, assesses and manages climate-related risks and opportunities	Page 101
	• A description of how processes for identifying, assessing and managing climate-related risks are integrated into the company's overall risk management process	Page 101
Metrics and targets	• A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets	Pages 95, 96 and 102
	• A description of the key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and of the calculations on which those key performance indicators are based	Pages 95, 96 and 102

Decisions and actions taken for the long-term sustainability and benefit of AngloGold Ashanti

Action/decision/ event	Related strategic focus area	Long-term contribution/benefit to value	Section reference
Exploration programme	**Maintain long-term optionality** **Improve portfolio quality**	Aimed at ensuring a long-term Mineral Resource pipeline of both Inferred and Measured and Indicated Resource available for conversion to the Mineral Reserve category. Our exploration programme – both greenfields and brownfields – and the acquisition of potentially viable orebodies, aim to ensure a positive long-term outlook of our business.	*Exploration and planning for the future*
Project pipeline	**Maintain long-term optionality** **Improve portfolio quality**	Advancing our Mineral Reserve enables us to create a pipeline of projects that can be developed into profitable new gold mines that will extend our overall operating life and ensure AngloGold Ashanti's long-term continuity. Projects currently in development are located in Colombia and in Nevada, in the US.	*Exploration and planning for the future* *Regional reviews – Americas*
Corporate transition and restructure	**Financial flexibility**	The decision to move AngloGold Ashanti's primary listing to the NYSE and its headquarters to Denver, was aimed at positioning the Company in the world's largest capital market, together with its largest peers. This proximity, together with improved operational performance, will contribute to reducing the valuation gap between AngloGold Ashanti and its peers and enhancing absolute and relative total shareholder returns. These moves will also enhance our access to capital and lower the cost of that capital.	*Chairperson's message* *CEO's statement*
Our climate change and decarbonisation strategy	**People, safety, health and sustainability**	Our aim is to reduce our GHG emissions so as to limit our contribution to a changing climate and to manage and adapt our operations to the risks of climate change to ensure their survival. To deliver on this strategy, we have in place initiatives to improve our energy efficiency, and the related GHG emissions, and to reduce our reliance on fossil-fuel generated energy and correspondingly increase the proportion of renewable energy used. Our overall aim is to achieve net zero Scope 1 and 2 GHG emissions by 2050, with an interim 30% reduction targeted for 2030 (as compared to 2021).	*Addressing climate change*

Audit and Risk Committee: chairperson's statement

It is my pleasure to present, on behalf of the Audit and Risk Committee (the Committee), an overview of the activities performed during the 2023 financial year. A year of many firsts as the Committee navigated the rollout of the major corporate restructuring that culminated in the formation of AngloGold Ashanti plc, our United Kingdom-domiciled parent company, changing the primary listing to the NYSE, coupled with a change in external auditors. The activities and matters deliberated on during our scheduled meetings extend far beyond compliance and relate to the Committee's role in supporting value creation and delivery of AngloGold Ashanti's strategic objectives.

Role of the committee

It is the Committee's principal duty to oversee the integrity of the Group's internal control environment, established and maintained by management, and to ensure that financial statements give a true and fair view of the financial position of the Group and Company and the results of their operations, i.e. are free of material misstatement in accordance with:

- UK adopted international accounting standards as applied in accordance with the provisions of the UK Companies Act 2006 as disclosed in the Group financial statements contained in the UK Annual Report
- United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland") and the UK Companies Act 2006 for the Company stand-alone financial statement of AngloGold Ashanti plc
- IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the Group financial statements included in the Annual Report on Form 20-F to be filed with the US Securities and Exchange Commission

The AngloGold Ashanti Board assumes ultimate responsibility for the functions performed by the Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards. As chairperson of the Committee, I report to the Board on the Committee's activities and matters discussed at each meeting, highlighting key matters that the Committee believes require action and provide recommendations for their resolution.

The Committee specifically oversees and monitors:

- Integrity of annual and other financial statements and financial information provided to shareholders and others
- Compliance with legal, regulatory and public disclosure requirements
- Performance of independent auditors including their qualifications, independence and appointment
- Company's systems of risk management, internal controls, including internal audit function
- Auditing, accounting and financial reporting process generally
- Company's cybersecurity programme
- Pre-approval of any non-audit services, in accordance with the delegation of authority and auditor remuneration

Governance and composition

The Committee's mandate is clearly spelled out in its formally-approved charter which is available on our corporate website, *www.anglogoldashanti.com.* This charter is reviewed and approved by the Board annually, or more frequently if required. The Committee is an independent committee comprising six independent non-executive directors that collectively possess the independence, skills and knowledge to oversee and assess the strategies and the processes developed and implemented by management to manage the business within a diverse and continually evolving business environment.

The members of the Committee who met nine times during 2023 are myself, Alan Ferguson, who was elected Chairperson of the Committee, Rhidwaan Gasant, Albert Garner, Scott Lawson, Jinhee Magie and Jochen Tilk. Maria Richter ceased to be a member effective 22 February 2023.

Further detail on the qualifications, expertise and experience of the Committee as well as meeting attendance and the evaluation of the effectiveness and performance of the Committee can be found in the Corporate governance section of this report, on pages 74 to 84.

In addition to the members of the Committee, meetings were normally also attended by the Chief Executive Officer, Chief Financial Officer, Senior Vice President: Group Finance, Chief Legal Officer, Senior Vice President: Group Internal Audit, Vice President: Global Taxation, Head of Group Risk, Senior Vice President Digital Technology, Chief Technology Officer, Vice President Group Compliance, the External Auditors (as defined below), as well as other members of management on invitation in an ex-officio capacity and provided responses to questions raised by committee members during meetings.

At the scheduled quarterly meetings, the full Committee meets separately, where necessary, during closed sessions with management, Group Internal Audit and PricewaterhouseCoopers LLP in the United Kingdom (PwC UK) and PricewaterhouseCoopers Inc. in South Africa (PwC SA) (together, the External Auditors, or PwC). In addition, Ernst and Young, the previous external auditor attended the Committee for the finalisation of the 2022 year-end as well as for the finalisation of the restatement of the 2022 and 2021 financial numbers in the 2023 financial statements.

Discharging our duties

The Committee's duties as required by the Board-approved charter are set out in the Committee's annually updated work plan. Some highlights on how these duties were discharged during 2023:

Financial reporting

- Reviewed half and full year results as well as trading statements and market updates
- Reviewed and assessed the Key Audit Matters raised as part of the 2023 year-end audit:
  - Assessment of impairment and impairment reversals for tangible, intangible and right of use assets (group) – assessed the impairment considerations for all business units including the discount rates used, the adequacy of headroom available between the carrying value of the cash generating unit and the outcome of the detailed impairment calculations, which resulted in some impairments and impairment reversals
  - Provisions for environmental rehabilitation (group) - considered the governance processes around the accounting of these provisions and the judgements applied around discounting factors, life-of-mine assumptions and commitments made impacting these provisions
  - Corporate restructuring (group and company) – considered the accounting and tax implications in line with the applicable accounting standards and multiple tax jurisdictions respectively
- Assessed other accounting judgements and estimates
- Reviewed tax provisions and contingencies
- Assessed the distributable reserves available, going concern assumptions, the liquidity and solvency requirements prior to the Board declaring a dividend
- Considered the integrity of the Group's UK Annual Report including the Annual Financial Statements and recommended these for approval to the Board
- Discussed the Deferred Tax issue at Obuasi that necessitated a restatement of the financial statements for the year ended 31 December 2022 and the interim financial report for the period ended 30 June 2023 with management and PwC as well as with EY, the auditors of the 2022 Financial Statements, and agreed with the conclusions reached and the consequential restatement and disclosure in the 2023 annual report
- Reviewed and assessed the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports
- Reviewed, assessed and approved adjusted and unadjusted audit differences reported by the External Auditors and
- Noted the management representation letter for the interim and final reporting period

Governance and compliance

- Reviewed developments in reporting standards, corporate governance best practices and legislation
- Reviewed and assessed the expertise and experience of the finance function, Chief Financial Officer and Group Internal Audit
- Reviewed and approved the Group Internal Audit Charter
- Reviewed the Committee's charter
- Held separate closed meetings where management is not present with the External Auditors and Group Internal Audit respectively to facilitate an exchange of views and discuss any concerns, strengthening the independent oversight of the Committee
- Oversaw the transition process between EY and the appointed External Auditors, PwC effective, for the 2023 year-end
- Received semi-annual updates on compliance related matters and monitored the execution of the global compliance governance framework that allows for a systematic risk-based approach for group and business units to identify and monitor compliance with major laws, regulations, standards and codes and
- Received a summary of key matters discussed at regional management audit and risk committees assessing the impact thereof on governance and internal control

Audit and Risk Committee: chairperson's statement

Internal control and risk management

- Assessed the systems to identify, manage and monitor financial, non-financial and fraud risks
- Assessed and monitored the impact of AngloGold Ashanti's change in domicile to the UK and the move of its primary listing to the NYSE on the internal control environment
- Received and reviewed outcomes from the Speak-Up process relevant to the Committee's mandate
- Monitored the governance of digital technology, received and reviewed detailed reports on the Group's information and technology framework and cyber security, including inherent risks and vulnerabilities with an increasing focus on operational technology and assess the cybersecurity training initiatives
- Received and considered quarterly reports from the Group Risk Manager in relation to the key strategic and operational risks facing AngloGold Ashanti
- Received updates on the top group risks including the causes and mitigating actions
- Reviewed the effectiveness of management's framework and processes used to evaluate AngloGold Ashanti's internal control over financial reporting, including the estimation of Mineral Reserve and Mineral Resource
- Reviewed the Group's insurance renewal process
- Oversaw the SOX compliance efforts of management, receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting and their assessment of significant deficiencies and material weaknesses as well as the detailed planned remediation steps developed to be implemented by management
- Reviewed the scope, resources, independence and results of Group Internal Audit
- Approved the Group Internal Audit plan and monitored the execution thereof
- Ensured that the combined assurance model remained fit for purpose and
- Monitored the remediation of high-risk internal audit findings

External Auditors – PwC

- Assessed their effectiveness and the quality of their 2023 audit
- Assessed the suitability of PricewaterhouseCoopers LLP (PwC UK) and that of the lead engagement audit partner Kevin McGhee (UK-based) responsible for the audit of the Group and Company financial statements included in the 2023 UK Annual Report
- Assessed the suitability of PricewaterhouseCoopers Inc. (PwC SA) and that of the lead engagement audit partner Johan Potgieter (South Africa-based) responsible for the audit of the Group financial statements included in the 2023 Annual Report on Form 20-F to be filed with the SEC
- Approved their respective terms of engagement, fees, and integrated audit plans
- Assessed their independence and concluded that there were no impediments on the External Auditors' independence
- Pre-approved all non-audit services, assessed their impact on independence and concluded that independence requirements were not breached under SEC, International Code of Ethics for Professional Accountants (IESBA) or FRC requirements; and
- Assessed their suitability for recommendation of re-appointment to the Board



Iduapriem, Ghana

Internal audit

Group Internal Audit is a key independent assurance partner that serves management and the Board by performing independent evaluations of the adequacy and effectiveness of the Group's internal controls, financial reporting controls and records, information systems, risk management and operations. Group Internal Audit functions under the leadership of the Senior Vice President: Group Internal Audit (Thienus Coetzee). The Senior Vice President: Group Internal Audit has direct access to the chairpersons of both the Committee and the Board and reports functionally to the Committee and administratively to the Chief Financial Officer. Although not a member of the Executive Committee the Senior Vice President: Group Internal Audit, attends these meetings by invitation. As part of its mandated responsibilities, the Committee has assessed the expertise, experience and effectiveness of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced.

The Committee considered the combined assurance approach Group Internal Audit adopted in 2023 to provide the necessary assurance around the effectiveness of governance, risk management and internal control and is comfortable that the approach was appropriate. The Committee noted that there were no differences of opinion between Group Internal Audit and management.

The Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process and is satisfied with the remedial action taken by management in addressing identified control weaknesses.

As chairperson, I meet with the Senior Vice President: Group Internal Audit and selected members of the internal audit team in private before each meeting and on an ad hoc basis throughout the year.

External audit

Effective from 2023, PwC UK has been appointed to audit the financial statements of the Group and the Company included in the Group's UK Annual Report and PwC SA has been appointed to audit the Group financial statements included in the Group's Annual Report on Form 20-F. The External Auditors concluded their first audit cycle of AngloGold Ashanti for the year ended 31 December 2023. The audit cycle at AngloGold Ashanti is continuous as PwC SA performs a half yearly review on the financial results of the Group. During November 2023, the annual integrated audit plan, the associated fees and the 2023 global engagement letter were tabled at the Committee for consideration and approval, for both PwC UK responsible for the audit opinion on the Company stand-alone financial statements and the Group UK Annual Report, as well as PwC SA for the 2023 Annual Report on Form 20-F to be filed in due course.

As chairperson, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the External Auditors, the Committee also considered, during its evaluation of PwC, factors such as:

- Quality of planning, delivery and execution of the audit
- Quality and knowledge of the audit team, specifically the senior team, including the lead engagement partner
- Robustness of the audit, including the audit team's ability to challenge management as well as demonstrating professional scepticism and independence

During 2023, the External Auditors' remuneration was $10.7m comprising of audit fees of $8.1m, audit-related fees of $2.4m, tax fees of $0.1m and all other fees of $0.1m. The audit related, non-audit and tax service fees were approved by the Committee in line with the Group Standard, and these fell well within the thresholds set according to US and UK regulatory requirements.

The Committee did not note any significant adverse findings and considers the service provided by the External Auditors to have been independent and robust.

Finance function and the Chief Financial Officer

In evaluating the finance function the Committee considered its interactions with the senior finance team throughout the year, the private discussions held with the CFO and input from the auditors both internal and external. It also examined the root cause analysis performed on the significant deficiencies and material weaknesses identified during the year and the associated remediation steps. It put this in the context of a year of great change with a major corporate restructuring being carried out, which necessitated changes in reporting, at the same time as working with a new firm of auditors following a tender process concluded in 2022. The Committee also received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function.

Following this the Committee concluded that:

- the finance function's management philosophy and control environment were consistent
- the organisational structure of the finance function was appropriate, in that it had the required authority and responsibility that promoted accountability and control, while recognising that improvements were planned in 2024 in this area
- the finance function has properly applied accounting principles in the preparation of the financial statements and the accounting of complex and non-routine transactions
- the Group's financial reporting procedures were generally effective and reliable with required guidance given to operations during the year

and, as a result, the Committee was satisfied with the overall adequacy and appropriateness of the function while recognising areas of improvement required.

The Committee further reviewed the expertise and experience of the Chief Financial Officer, Gillian Doran, and was satisfied with the appropriateness thereof.

Audit and Risk Committee: chairperson's statement

Tax governance and strategy

The Committee approved the Group's tax strategy and tax management policy, which together, set out the Group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight, which is more fully explained on pages 83 to 84.

The Committee received and reviewed detailed quarterly reports on the Group's tax position including uncertain tax positions, effective tax rates, tax provisions, recoverability of tax receivables, indirect taxes (including any claims from revenue authorities), status of the Group's tax compliance globally and relevant global fiscal developments impacting the Group's tax status.

Speak-Up

The Committee received updates on AngloGold Ashanti's Speak-Up process. Where appropriate the Committee will directly oversee an investigation of a whistle-blowing report. The Committee is comfortable that the Speak-Up process is robust and that each report received is taken seriously and rigorously investigated. It is also pleased that the process is well publicised across the organisation.

Reports received and investigated did not reveal any malpractice relating to accounting practices, the internal financial controls, the internal audit function, the content of the Company's and Group's financial statements or questionable accounting or auditing matters that were significant to the Group's annual financial statements.

Annual financial statements

The Committee has considered, evaluated and discussed the Group and company financial statements for the year ended 31 December 2023 with the management team and the External Auditors. During the process, the Committee considered and:

- evaluated significant judgmental and reporting decisions, including the restatement of the financial statements for the years ended 31 December 2022 and 2021 and the interim financial report for the period ended 30 June 2023
- concluded that the going-concern basis of reporting is appropriate
- evaluated the material factors and risks that could impact on the consolidated annual financial statements
- discussed the treatment of significant and unusual transactions with management and the External Auditors and
- evaluated the root causes that led to significant deficiencies and material weaknesses identified

The Committee concluded that, despite the material weaknesses raised that the Group and company financial statements for the year ended 31 December 2023 complies, in all material aspects, with the requirements of the UK-adopted international accounting standards and FRS102 respectively as well as the UK Companies Act and that the Annual Report contains a fair, balanced, and understandable assessment of AngloGold Ashanti's performance and prospects. The Committee therefore recommended the approval of the annual financial statements to the Board. The Board subsequently adopted and approved the annual financial statements.

Events post period end

Management confirmed to the Committee that all significant post period-end events have been appropriately considered and disclosed in the annual financial statements.

Looking forward

The Committee recognises that its work is increasingly broad and complex and as a committee it is required to stay on top of developments impacting AngloGold Ashanti. During 2024, the Committee will monitor the following:

- Remediation of reported material weaknesses and improvements to the finance function's organisational design and structure
- Investment activities in line with approved governance structures
- Ever-evolving requirements, especially disclosure requirements in terms of ESG
- Cyber environment and the Group's prevention and defence capabilities in terms of risk exposure (both for information technology and operational technology)
- Start to consider the internal controls required to manage the likely transition from IFRS to US GAAP reporting requirements for the financial statements included in the Annual Report on Form 20-F filed with the SEC

Conclusion

The Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate articulated in its charter during the year under review. In signing this report on behalf of the Committee, I would like to thank my fellow committee members, the External Auditors, Group Internal Audit, and management for their contributions to the Committee during this financial year.

Alan Ferguson

Alan Ferguson
Chairperson: Audit and Risk Committee
10 April 2024

Directors' statement of approval

This Strategic report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:

Maria Ramos

Maria Ramos
Chairperson
10 April 2024

Directors' remuneration report



Sunrise Dam, Australia

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Section 1: Annual statement by the Compensation and Human Resources Committee Chairperson

Ensuring fair, responsible and transparent remuneration

Dear Shareholder,

The past year was transformational for AngloGold Ashanti. In September 2023 we announced the completion of a corporate restructuring which resulted in the creation of AngloGold Ashanti plc, a UK incorporated company which owns all Group assets, has a primary listing on the New York Stock Exchange (NYSE), and secondary listings in South Africa and Ghana.

It is in this context that the Compensation and Human Resources Committee ("the Committee") reviewed its approach to executive remuneration to make sure it is fit for purpose, aligns with market expectations and best practices and supports the strategic priorities of the business and the interests of our shareholders and other stakeholders.

The restructuring has also led to a change in how we are required to report on executive remuneration. This can be seen in the slight changes to the Annual Remuneration Report (Section 2 of this report), which is in line with UK reporting requirements, and sets out details of remuneration for Directors of AngloGold Ashanti plc. As a UK incorporated company, we are required to seek shareholder approval for a Remuneration Policy at the 2024 AGM (as set out in Section 3 of this remuneration report). This will be subject to a binding resolution. The Remuneration Policy considers disclosures appropriate for a NYSE listed company while also maintaining disclosures applied prior to the corporate redomicile that met South African requirements.

The Executive Directors continue to be paid in line with the legacy AngloGold Ashanti Limited arrangements until such time as the new Remuneration Policy is approved.

Performance context

The year in review was one of profound change for the business, with the successful shift of the corporate domicile to the UK, the company headquarters to Denver, Colorado and the primary listing to the NYSE, while maintaining important secondary listings in South Africa and Ghana. This complex transaction, dealing with regulators, host governments, employees and a host of other stakeholders across multiple jurisdictions, received almost unanimous shareholder support and culminated in a seamless transition in September 2023.

The new corporate structure places AngloGold Ashanti alongside its highest-rated global gold mining peers in the world's largest capital market and source of most of the world's investment in gold mining companies, creating a strong platform for shareholder value creation over the long term. It is important to note that this change was not without disruption, however, as it impacted AngloGold Ashanti's weighting in certain indices, including the main index for South Africa's JSE bourse, and likely caused selling as funds that track the index rebalanced their holdings to more closely mirror the benchmark.

The Company achieved another record safety performance, with its industry-leading total recordable injury frequency rate again coming in well below the average for members of the ICMM. No fatalities were recorded at Company-operated mines for a second consecutive year. This achievement is hard won, and every member of AngloGold Ashanti's leadership team is at pains to stress the result is only as good as the last injury-free day, ensuring that complacency is guarded against and that a premium is placed on learning from missteps, accidents and near misses.

Operators were tested throughout the year, with some key factors lowering production volumes in the first nine months. A detailed description of the financial and operating performance can be found in the *CFO's Statement* and *Regional review* in this Annual Report, but some key performance milestones are detailed below.

There was significant advancement on the Full Asset Potential Programme, with assessments completed at all sites in 2023 (except Obuasi which is still ramping up production). The Programme has started to deliver productivity and cost benefits.

An enforced suspension of concentrate processing at Cuiabá, in Brazil, to allow for additional engineering and geotechnical work to be completed during 2023 at the Calcinados tailing storage facility (TSF) to evaluate options for alignment of the TSF with international standards currently considered best practice, forced a complex reorganisation of that operation to allow for the export of concentrate to a third-party processor. It was pleasing to see the lower volumes of the first half rebound in the second, as the site team rallied and exceeded target for the year.

At Siguiri, in Guinea, a weld fail from a structural enhancement of the tank almost 15 years ago caused the failure of a large CIL tank in the processing plant in May, curbing production for several weeks while repairs were effected. Again, a resilient site team completed the job ahead of schedule and by year-end volumes were back at their normal run-rate.

Finally, at Obuasi, in Ghana, poor ground conditions in very high-grade areas forced a marked slowdown in mining during the final third of the year, as the management team took the correct decision to prioritise safety over ounces and pivot to a different mining approach. While this change is important to mitigate safety risk in parts of the mine and resulted in a reduction in expected production in 2023 and 2024, the recovery appeared to be on track by the end of the year and the long-term investment case and operating profile for this important mine remain very much intact.

Despite these significant challenges, the management team delivered production within the guidance range for the year, albeit at the lower end.

The cost environment remained challenging, with inflation remaining stubborn in most developing markets, despite moderating in developed market jurisdictions. This pressure was compounded by the loss in production explained above, which is always an added weight for a company with a high fixed cost base.

Nonetheless, the increase year-on-year in total cash costs [APM] (adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023) was contained at 11%, with the final figure of $1,108/oz also within the adjusted annual guidance range.

A cornerstone for any mining company is a strong balance sheet. Management was able to maintain low rates of leverage even after self-funding investment for the year, including sustaining and significant growth capital, an intensive exploration drive in Nevada, and the one-off taxes and costs related to the Company's redomicile. The ratio of adjusted net debt to adjusted EBITDA [APM] remained below the 1.0 times target at year end, helped by strong free cash flow [APM] generation in the second half of the year as a 15% increase in production versus the first half coincided with a 10% reduction in cash costs [APM] per ounce over the same period and a rise in the gold price.

The ability to continue filling the project pipeline with viable options for expansion or new projects is fundamental. Once

again, AngloGold Ashanti managed to deliver an outcome, where the gold Mineral Reserve increased 2.2Moz pre-depletion to a total gold Mineral Reserve of 28.1Moz at 31 December 2023 and the gold Mineral Resource increased 5.6Moz pre-depletion. The Measured and Indicated Mineral Resource is 59.9Moz and Inferred Mineral Resource is 46.4Moz at 31 December 2023. The highlight was undoubtedly the significant first-time gold Inferred Mineral Resource at the Merlin deposit, in the Expanded Silicon project, of 9.1Moz, thought to be the largest new gold discovery in the US in the past decade.

This new find takes AngloGold Ashanti's total Mineral Resource in the Beatty District to a total of 16.6Moz. The opportunity for generating substantial value is significant, particularly in what is one of the most coveted mining jurisdictions globally.

The Board of Directors and management team are mindful that we cannot afford to conduct business as usual as the evidence mounts of a changing climate. After almost two decades of work to continually reduce greenhouse gas emissions (GHG) and reduce the emissions-intensity of our mines, we have set clear and challenging targets for a further 30% reduction in our Scope 1 and 2 GHG output by 2030, measured off a 2021 baseline. Two major steps to achieve that goal were taken during the year – the first being the transition from thermal generators to cleaner grid power at Geita, which was near complete by year-end, and will be commissioned by mid-year 2024. The second is the move to cut Tropicana's emissions by half through starting construction of a wind and solar farm in 2023 which will introduce renewable electricity into the energy mix which is well underway as we enter 2024. In addition to these two projects, we also benefit from being connected into a hydro-power grid in Brazil and received recognition for sourcing 100% green power.

2023 pay outcomes

For the 2023 year, pay levels for Executive Directors were considered in the general context of both market and economic conditions as well as the level of increases made across the Company and overall affordability. No salary increase was awarded to Alberto Calderon in 2022 and it was determined that a 3.5% increase be awarded in 2023, to align with executive market movements and internal pay practices.

Gillian Doran commenced employment in January 2023.

Neither Executive Director received any increases to their compensation as a result of the restructuring.

As noted above, while significant progress was made during 2023, notably the seamless transition to the new corporate structure and delivery of outstanding safety performance, the business also faced a number of operational challenges. While performance improved during the second half of the year, the overall results including production and total cash costs [APM] were within guidance (adjusted to exclude the CdS operation that was placed on care and maintenance in August 2023). This performance was reflected in outcomes under the Deferred Share Plan (DSP) which were below the on-target level at 75.20%, and lower than the prior year at 94.86%. Further details of the incentive outcomes for the year can be found on page 119.

2024 remuneration policy

Since 2018, AngloGold Ashanti Limited has delivered variable pay through a single incentive plan – the Deferred Share Plan ("DSP"). This plan was carried over to AngloGold Ashanti plc with the restructuring. Under this structure, performance is assessed based on a single scorecard, which determines a cash award and/or a deferred cash or share award each year.

Although this structure has had strong shareholder support in recent years, many of our major investors have stated a preference for a more conventional incentive structure consisting of separate short-term and long-term incentive plans, more in line with our peer group.

While the current single incentive structure has the benefit of simplicity, it has its disadvantages. Firstly, the structure lacks a material weighting on forward-looking, long-term targets, which limits our ability to incentivise performance linked to our long-term strategic ambitions. Secondly, the structure we currently employ can limit our ability to compete for talent, as the structure is unfamiliar to potential employees. Our analysis shows that key competitors use a more conventional structure with separate annual bonus and long-term incentives.

Therefore, from 2024, we are proposing to move to a more standard approach, comprising two separate plans:

- **Annual bonus** – a simple cash bonus based on short-term objectives covering both company and individual performance
- **Performance-based long-term incentive** – annual grants of share awards that vest after three years if forward-looking performance objectives are met. These objectives will be directly linked to the execution of our strategic ambitions and creation of shareholder value

In developing this approach, the Committee has applied the following core principles:

- **No change to on-target incentive opportunities** – the new structure will maintain the on-target opportunities from the previous policy approved by shareholders
- **Weighting towards share-based pay** – maintain the mix of cash and/or shares from the existing package, to maintain current alignment with shareholders' interests
- **Increased focus on forward-looking long-term performance** – proportion of variable pay linked to long-term performance to be substantially increased
- **Balanced scorecard linked to key value drivers** – scorecard for short-term and long-term to be linked to financial and non-financial metrics including strategic objectives that create value for our shareholders
- **Inclusion of ESG measures** – in both annual bonus and long-term incentive plans
- **Share ownership** – executives expected to build and maintain material holdings in stock to encourage long-term stewardship and alignment with our shareholders
- **Alignment with sector peers and NYSE best practice** – remain competitive in global talent market, while continuing to apply best practice for large, global listed companies

For the CEO, the current on-target incentive opportunity is 300% of salary, with up to 100% of salary delivered in cash and 200% of salary delivered in deferred shares. Under the proposed approach, subject to modification as described below, the structure will be an annual bonus with an on-target opportunity of 100% of salary, and a performance-based long-term incentive with an on-target opportunity of 200% of salary.

Therefore, two-thirds of the on-target incentive opportunity would be delivered in shares and based on forward-looking long-term targets. While the mix of cash and shares remains consistent with the current pay model, the proportion of the incentive package linked to long-term performance would be

Section 1: Annual statement by the Compensation and Human Resources Committee Chairperson

substantially increased from 28% to 67%. This focus on forward-looking long-term performance is more appropriate given the long-term nature of the business and our strategy. The vesting of share awards would also be simplified to vest at the end of the three-year performance period, rather than vesting annually over five years in equal tranches under the current DSP.

Under the new Performance Share Plan ("PSP"), the maximum vesting level will be set at 200% of target opportunity levels (DSP is set at 150% of target opportunity). This reflects the forward-looking nature of the targets and typical market practice for US-listed companies. Outcomes at the top-end would require significant outperformance of expectations.

In moving from the backward-looking performance periods under the DSP, to the forward-looking performance assessment of the PSP, the Committee was aware of the need to manage the transition in a balanced and fair way for management and shareholders, with no gaps or overlaps in the performance periods that apply under the scheme, and no increase or decrease in target remuneration opportunity for participants.

Therefore, as the 2023 DSP award was made based on multi-year performance over the period 2021 to 2023 and the first PSP award will be granted in 2024, subject to performance over the period 2024 to 2026, transition arrangements needed to be put in place to incentivise performance over the periods 2022 to 2024 and 2023 to 2025.

It is proposed that this will be achieved by granting two separate transition incentive awards in respect of these periods. These awards will be of equal value to the relative TSR element of the DSP (i.e. a target opportunity of 48% of salary for the CEO and 43% of salary for the CFO), and will be measured in accordance with the TSR vesting schedule and peer groups used under the DSP. These awards will be delivered one third in cash and two thirds in shares which will vest after three years. No transition arrangements will be put in place for the other three year look back metrics of the DSP scorecard.

In order to ensure that overall incentive opportunities remain appropriate, the target bonus and PSP opportunity for 2024 and 2025 awards will be reduced so that the overall total target remuneration remains unchanged. Further details are set out in the Remuneration Policy.

The Committee believes that this approach provides a fair and balanced structure which means management will be incentivised to deliver strong performance for our shareholders throughout the transition period.

Engagement with shareholders

As part of the policy review, we actively engaged with our largest shareholders to understand their views on the proposed change to separate short-term and long-term incentive plans, and on the detailed operation of the incentive schemes.

Feedback from investors has been consistently supportive of the proposed changes to the incentive structure to move to a more "market standard" model, and the feedback on the implementation of the policy has informed the intended operation of the plans in 2024, and in particular the choice of performance measures. We will continue to engage with shareholders on executive pay.

Implementation for 2024

The Committee recognises that the approach to pay needs to reflect and evolve in light of the primary listing in the US, and the nature of the market in which we compete for talent. Although we have considered how practice in the US differs from other markets, the Committee has sought to take a balanced and measured approach.

Annual increases for 2024 were again determined considering the following factors: alignment with the Company's philosophy; the application of fair, equitable and responsible pay; our market position versus peers; and shareholder feedback. It was determined that there would be a 2% increase for the CEO, which is lower than the rate for other management roles and wider employees (average 4.77%). The CFO's salary has been adjusted upwards by 15% primarily to reflect her performance and provide competitive pay relative to the market.

For 2024, the annual bonus for Executive Directors will be based 80% on Company performance and 20% on individual strategic objectives.

Details of the measures and weightings are provided on page 131. The Company scorecard has been simplified to focus on production, costs and free cash flow [APM] (65% combined), and will incentivise management to deliver the key drivers of robust financial performance.

For PSP awards to be granted in 2024, performance will be measured over the three years to 31 December 2026 and will be based on relative TSR (40%), relative cost improvement (25%), delivery of growth projects (25%) and ESG targets linked to greenhouse gas emissions (10%). Further details, including the vesting schedules and peer groups to be used, are provided on page 129. As a result, once through the transition period, the overall proportion of on-target variable pay opportunity linked to relative TSR will increase from 48% of salary for the CEO under the current DSP to 80% of salary under the proposed model.

Farewell, thanks and welcome

After more than nine years on the Board and five years as the Chairperson of this Committee, I have decided not to stand for re-election at the 2024 Annual General Meeting. As I retire, I would like to bid you a heartfelt farewell.

To the Committee members, Rhidwaan Gasant, Albert Garner and Alan Ferguson, I would like to extend my gratitude for their ongoing dedication and support over the years and especially in this year full of change. To our new Committee member Diana Sands, a warm welcome, Diana has integrated smoothly into the Committee and provided valuable contributions.

With the reorganisation and the time and effort of introducing the new incentive plan, the Committee's key insights and unwavering focus on fair, transparent and ethical pay is greatly appreciated and I will miss the engagement.

To the executive leadership team, thank you for your unwavering support and the drive and determination to deliver strong and consistent results for our business and our shareholders.

Finally, to our shareholders, I would like to thank you for the ongoing engagement and support, particularly around the incentive scheme design which provided valuable insights.

Maria Richter

Maria Richter
Chairperson: Compensation and Human Resources Committee
10 April 2024

Section 2: Annual Remuneration Report

Key responsibilities

AngloGold Ashanti and the Board are responsible for ensuring that remuneration practices are equitable, that good governance is upheld and applied through the remuneration framework at every level to ensure fair, responsible, transparent and competitive remuneration to attract, motivate and retain a skilled, global workforce.

The activities of the Committee, as defined by the Board, are governed by a Committee Charter. This was agreed in 2023 on the formation of the Committee and the most recently approved version (February 2024) is available on our corporate website. See *Committee Charter.*

The Committee is comprised solely of non-executive directors, all of whom are independent under the NYSE Listing Standards (including the additional independence requirements specific to compensation committee membership). During 2023, the Committee comprised: Maria Richter (Chairperson), Alan Ferguson, Albert Garner, Rhidwaan Gasant and Diana Sands. Further details can be seen in *Corporate governance* in the Strategic Report and in the *Directors' Report*.

The Committee has access to both executive and senior management who are regularly invited to join and present at meetings. In addition, the Committee receives advice from the independent remuneration advisers or other external advisers as required.

Principles

AngloGold Ashanti applies a set of key principles in determining and managing remuneration. These key principles are as follows:

- Alignment with strategic objectives and shareholder interests
- Remunerate to motivate and reward the right performance and behaviour of employees and executives
- Ensure that performance metrics are challenging, substantial and cover all key aspects of the business, including financial and non-financial drivers and positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates and do not promote or reward excessive risk taking
- Ensure that the remuneration of executive management is fair, responsible and transparent in the context of overall employee remuneration in the organisation
- Promote an ethical culture and responsible corporate citizenship
- Ensure that the remuneration structure is aligned to AngloGold Ashanti's values and that the correct governance frameworks are applied across remuneration decisions and practices
- Provide competitive rewards to attract and retain senior talent using appropriate global remuneration benchmarks
- The use of performance measures

Fair and responsible pay

AngloGold Ashanti strives to uphold fair and responsible pay practices and aims to ensure that the business meets short-term objectives while creating shared and sustainable value over the long term, within the economic, social and environmental context in which it operates. The remuneration framework, which is aligned with global best practice, emphasises the importance of fair and responsible remuneration to ensure the Company employs the skilled executives and staff vital to the success of the Company.

The Remuneration Policy, which necessarily evolves along with the dynamic market and operating landscape, currently reflects the principles of fair and responsible pay as follows:

- Taking an impartial view on pay
- Doing away with pay differentials that cannot be explained or justified
- Ensuring that pay parity is achieved across the Group and eliminating pay discrimination
- Identifying and addressing unfair practices
- Applying the approved delegation of authority on all aspects of remuneration
- Having independent remuneration consultants providing advice and recommendations
- Using external market benchmarks, but evaluated within the context of skills, experience and job performance
- Ensuring that correct behaviours are rewarded and inappropriate behaviour is discouraged

Setting Executive Management pay

Executive and senior management pay is reviewed against a global benchmark every two years. Mercer, an independent remuneration consultant, conducts a bespoke survey on the Company's behalf. The comparator group is reviewed regularly and ranked in terms of several criteria that the Committee feels adequately aligns with AngloGold Ashanti, including size, complexity, geographic spread and industry.

The table below summarises the 2023 comparator group:

Comparator benchmark group	
Agnico Eagle Mines Limited	Canada
Anglo American Platinum Limited	South Africa
Antofagasta plc	United Kingdom
Barrick Gold Corporation	Canada
B2Gold Corporation	Canada
Gold Fields Limited	South Africa
Kinross Gold Corporation	Canada
Newcrest Mining Limited (1)	Australia
Newmont Corporation	United States
Sibanye-Stillwater Limited	South Africa
South32 Limited	Australia
Yamana Gold Incorporated (2)	Canada

(1) *Acquired by Newmont Corporation in November 2023.*
(2) *Acquired by Agnico Eagle Mines and Pan American Silver in March 2023.*

Section 2: Annual Remuneration Report

Single total figure of remuneration for the year ended 31 December 2023

Executive Directors (audited)

Although the Company is only technically required to disclose data for the period from the appointment of the Executive Directors to the Board of AngloGold Ashanti plc on 25 September 2023, remuneration for the full financial year and prior year comparable has been shown in the interests of full transparency.

Single total figure remuneration 2023 ($)

		Salary	Benefits[2]	Pension	Total fixed pay	DSP cash	DSP shares	DSP total	Buy-out share awards on recruitment [5]	Total variable pay	Total [1]
A Calderon [3]	2023	1,656,000	622,585	409,860	2,688,445	1,493,050	2,986,099	4,479,149	—	4,479,149	7,167,594
	2022	1,600,000	9,870	396,000	2,005,870	1,694,208	3,388,416	5,082,624	—	5,082,624	7,088,494
GA Doran [4]	2023	545,516	253,012	41,996	840,524	418,062	909,899	1,327,961	563,005	1,890,966	2,731,490
	2022	—	—	—	—	—	—	—	—	—	—

[1] Remuneration for both Executive Directors has been disclosed for the full 2023 financial year - this includes for both AngloGold Ashanti Limited prior to the reorganisation and AngloGold Ashanti plc after the reorganisation.
[2] The Executive Directors were provided with family health insurance, Group life insurance, cash in lieu of dividends, social security and other benefits. This includes a relocation allowance of $570,498 for A Calderon and $205,398 for GA Doran for their relocation to Denver, Colorado. The total value of these benefits is included above.
[3] A Calderon was appointed as an Executive Director of AngloGold Ashanti plc with effect from 10 February 2023 but did not receive any additional compensation for his dual-role prior to the reorganisation.
[4] GA Doran was appointed as an Executive Director and CFO for AngloGold Ashanti Limited with effect from 1 January 2023. She was appointed as an Executive Director of AngloGold Ashanti plc with effect from 25 September 2023.
[5] Buy-out awards granted to GA Doran were in respect of incentive arrangements that were forfeited from her previous employer. These awards are deferred awards which vest at the original vesting dates aligned to the forfeited awards.

Other Executive Directors during the period

As part of the corporate restructuring, RPH Hayes was appointed as an Executive Director of AngloGold Ashanti plc for the period from 10 February to 25 September 2023. No additional compensation for his director duties was awarded to him while he was in the role.

Base salary

In 2023, while employed as CEO and Executive Director by AngloGold Ashanti Limited, A Calderon was paid on split contracts between South Africa, The United Kingdom and Australia. In early 2023, the Committee considered his salary level which included a market comparison against the peer comparator group. During this exercise it was noted that most increases at an executive level were both below inflation and the broader workforce. It was therefore determined to grant him a 3.5% salary increase (below the inflation rates considered for other employees). At the time of the reorganisation on 25 September 2023, he was moved to a single US contract with no change to the value of his base salary.

GA Doran was appointed as CFO and Executive Director for AngloGold Ashanti Limited in January 2023. At the time she was appointed on South African and US split contracts with her base salary applied over the two jurisdictions. At the time of the reorganisation on 25 September 2023, she was appointed as CFO and Executive Director of AngloGold Ashanti plc and moved to a single US contract with no changes to the value of her base salary.

Benefits

Both Executive Directors receive Company-provided healthcare, Group life cover for both death and disability, tax services of an independent tax advisor and their spouses may accompany them on one business class trip per annum paid for by the Company.

During the year, both Executive Directors relocated to Denver, Colorado. To facilitate this move, they both received a relocation allowance at the time of their moves, (A Calderon - $570,498; GA Doran – $205,398), in line with the Company's standard policy applicable at the time of their relocation for globally mobile employees across the business. This approach provides certainty and a cap on the potential costs of relocation to the Company.

Pension

A Calderon is a member of the International Pension Plan, with the Company contributing 24.75% of his base salary to the plan on a monthly basis. He also maintains his Australian Superannuation benefit, a defined contribution retirement plan, but this has no company contributions.

Before the reorganisation, GA Doran was a member of the International Pension Plan for the South African portion of her base salary and the US Executive Deferral Plan for the US portion of her base salary, which provided for a Company contribution of 12.5% of her base salary and cash bonus. With the reorganisation, she moved her pension entirely to the US Executive Deferral Plan with a 12.5% company contribution.

GA Doran – payment in lieu of pension, change of control

At the time of the reorganisation, the change of control in the US Executive Deferral Plan was triggered for all plan participants resulting in a payout of GA Doran's accrued pension contributions to 25 September 2023 to the value of $20,592. This payout was required under the terms of the plan and US tax law as a result of the reorganisation and to avoid the imposition of a 20% penalty tax.

DSP performance in the 2023 financial year (audited)

Overview of DSP

The DSP was implemented by AngloGold Ashanti Limited in 2018 as a single incentive scheme comprising short- and long-term metrics. Upon the restructuring, this plan was carried over to AngloGold Ashanti plc. As noted in the Chairperson's statement, 2023 is intended to be the final year that this plan will be operated. Details of the revised approach to incentives for 2024 are set out in *Section 3: Directors' remuneration policy*, page *130*.

The DSP award is payable in cash and where applicable (depending on stratum level), the balance will be delivered in one of two compensation components, either deferred cash or deferred shares, vesting equally over either a two-, three-, or five- year period. Deferred shares are awarded as conditional rights to shares with dividend equivalents.

The total incentive is determined based on a combination of Company and individual performance measures, which are defined annually with weightings applied to each measure. Each metric is weighted and has a threshold, target and stretch achievement level assigned, based on the Company budget and the desired stretch targets for the year.

At the end of each financial year, the performance of the Company, the CEO and the CFO is assessed by the Committee and the Board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion as per the calculations below:

Cash portion:

Base pay x individual performance weighting x on-target cash percentage x individual performance modifier (KPIs: 1 – 4 rating)	**Plus**	Base pay x Company performance weighting x on-target cash percentage x Company performance modifier

Deferred shares:

Base pay x individual performance weighting x on-target deferred percentage x individual performance modifier (KPIs: 1 – 4 rating)	**Plus**	Base pay x Company performance weighting x on-target deferred percentage x Company performance modifier

For Executive Directors, awards are based 80% on Company performance and 20% on individual performance. Any DSP share awards earned vest equally over the five years. The Executive Management team and other key employees also participate in the DSP.

Sunrise Dam, Australia



Section 2: Annual Remuneration Report

2023 DSP performance outcomes

The Committee approved the 2023 DSP Company performance achievement of 75.20% of target. The Company reported record safety performance with an industry-leading total recordable injury frequency rate and made significant strategic progress through the year. However, relative TSR performance was marginally below the threshold performance level and production and costs measures were below target levels. The overall outcomes for both the CEO and the CFO are below the on-target level.

During the year, management assessed the CdS mine in Brazil, and in August made the decision to place it on care and maintenance in the interests of protecting long-term shareholder value. While CdS was included in the assessment at the start of the period, it was excluded from the point at which it was placed on care and maintenance in line with typical market practice. This resulted in a small upward adjustment of 1.76% of target due to minor changes to the production and cash costs.

In the Group consolidated financial statements, note 1.3.2 discloses errors in prior periods' financial results that were retrospectively adjusted. An assessment was performed and it was concluded that these restatements had no impact on clawback or recovery provisions for DSP payouts.

The table below summarises the performance measures, their weightings, and performance against those metrics applicable to the DSP for 2023:

						2023	
DSP performance measure		**Target Weighting**	**Threshold measures (50% of target)**	**Target measures (100%)**	**Stretch measures (150% of target)**	**Performance**	**Achievement**
Financial measures	Relative total shareholder return (measured in USD)	20%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators	<2% below threshold	0.00%
	Normalised cash return on equity (nCROE)	15%	$ COE (7%)	$ COE +6% (13%)	$ COE +12% (19%)	15.74%	18.43%
	Production [1]	15%	2.552Moz	2.694Moz	2.766Moz	2.633Moz	11.80%
	Total cash cost APM [1]	10%	$1,130/oz	$1,089/oz	$1,050/oz	$1,125	5.64%
	All-in sustaining costs APM [1]	5%	$1,531/oz	$1,484/oz	$1,437/oz	$1,560	0.00%
Future optionality	Mineral Reserve additions (pre-depletion, asset sales, mergers and acquisitions)	5.5%	Plus 1.4Moz	Plus 2.7Moz	Plus 4.1Moz	2.19Moz	4.42%
	Mineral Resource additions[2] (pre-depletion, asset sales, mergers and acquisitions)	5.5%	Plus 3.5Moz	Plus 7.1Moz	Plus 10.6Moz	9.89Moz	7.69%
Safety measures	Total Recordable Injury Frequency Rate (TRIFR)	4%	2.5% performance improvement (1.67)	≥5% performance improvement (1.62)	≥7.5% performance improvement (1.58)	1.09	12.00%
	Major hazard control verification compliance	4%	90% critical control verification compliance	95% critical control verification compliance	100% critical control verification compliance	100.00%	
Health, environment and community	**Health:** Reduction in workforce exposed to high respirable crystalline silica dust	2.5%	8% reduction	13% reduction	20% reduction	21.80%	12.22%
	Environment: Greenhouse gas emissions management	7.5%	110% of budgeted carbon emission intensity (36.337)	100% of budgeted carbon emission intensity (33.034)	95% of budgeted carbon emission intensity (31.382)	34.826	
	Community: Business disruptions as a result of community unrest	2%	2	1	0	0	
People	Gender diversity	2%	20% female representation	23% female representation	26% female representation	17.43%	3.00%
	Talent development and deployment	2%	40%	50%	80%	89.00%	
Total (% of target)							**75.20%**

[1] Targets were adjusted to cater for CdS being placed on care and maintenance in August 2023.
[2] Mineral Resource inclusive of Mineral Reserve before dilution and other factors are applied.

Comparator Group ranking and achievements for the relative TSR metric for 2023

Relative TSR was measured on a three-year trailing average based against seven peers (Agnico Eagle Ltd, Barrick Gold Corp, Gold ETF, Gold Fields Ltd, Kinross Gold Corp, Newcrest Mining Ltd and Newmont Mining Corp). For the three-year period to 31 December 2023, AngloGold Ashanti was ranked fifth and was therefore positioned <2% below threshold; therefore, the achievement was calculated at 0%, as it is below threshold.

Impact on Executive Directors

Alberto Calderon: Total remuneration outcomes

Maximum DSP cash bonus opportunity: 150% of salary (target opportunity of 100% of salary)	Final cash bonus results: 90.16%
Maximum DSP share awards opportunity: 300% of salary (target opportunity of 200% of salary)	Final share award results: 180.32%
Total DSP opportunity: 450% of salary (target opportunity of 300% of salary)	Final DSP result for 2023: 270.48%

Alberto Calderon: Key objectives and achievements 2023

Scorecard	Weighting	Performance achieved
Health, Safety, Environment and Community Safety (10%) Health, Environment and Community (10%)	20%	• TRIFR improved by 13% to a record 1.09 per million hours worked in 2023 – significantly below the 2022 ICMM member average of 2.66. Lost Time Injury Frequency Rate (LTIFR) improved by 26% to 0.48 per million hours worked in 2023. The number of High-Potential Incidents (HPIs) improved by 11% to 63 in 2023. The Company recorded a second consecutive fatality-free year at Company- operated mines • Clear climate strategy developed and being implemented in connection with project evaluation ahead of investment decision. Reportable environment incident rate in 2023 – 66% lower than in 2022 • Honouring legacy projects in South Africa where AngloGold Ashanti will invest $10 million over five years in various education and rural development projects
Financial and production Achievement against budget production in ounces (5%), total cash cost APM/oz (5%) and AISC APM/oz (5%)	15%	Performance including the normalising for CdS (only for the period that it was in care and maintenance, September to December 2023): **Production (000oz)** – Actual 2023: 2,633 (Budget 2023 – 2,694) **Total cash cost** APM **($/oz)** – Actual 2023: 1,125 (Budget 2023 – 1,089) **All-in sustaining costs** APM **($/oz)** – Actual 2023: 1,560 (Budget 2023 – 1,484)
Competitiveness and growth • Significantly advance Full Asset Potential Programme: implement related measures to close the gap on four to five operations during the following 24 months (20%) • Build major projects for the Company's long-term future	40%	**Full Asset Potential Programme:** Our Full Asset Potential programme continued to build momentum in 2023 with ~$200 million in incremental EBITDA against the FY 2022 period delivered in 2023 (Obuasi is excluded as it continues to ramp up). A Management Investment Committee was introduced to improve overall governance around capital expenditure ensuring rigorous discipline in capital investment and external contract awards **Growth and capital projects:** Significant achievements have been made across the portfolio. Most notably the Company made an important new gold discovery in the United States, declaring a gold Inferred Mineral Resource of 9.1Moz at an average grade of 0.99g/t, at the Merlin deposit, in the Expanded Silicon project, in Nevada. This is the largest new discovery in the United States in more than a decade

Section 2: Annual Remuneration Report

Alberto Calderon: Key objectives and achievements 2023 (continued)

Scorecard	Weighting	Performance achieved
Individual KPIs • Embed new values, culture and effective talent management • Effective stakeholder management	25%	• Led the global launch of refreshed values and continued to reinforce expectations with leaders and employees on all site visits during the year. • Extensive engagement undertaken with analysts, shareholders, and potential investors across major capital markets, covering 70% in all of shareholder funds, in planned engagements during the year. • Met with senior members of governments in jurisdictions in which we operate to discuss operations and projects pertinent to their countries, and met with members of the US Senate, Colorado's state government and business associations to discuss AngloGold Ashanti's establishment of corporate headquarters in the state of Colorado and its plans for capital investments in the United States. • Good progress on internal succession plans with clear development paths.
Total	**100%**	

Alberto Calderon: Performance incentive outcome

2023 DSP performance outcome	Weighting	DSP award outcome
Total % for Company performance	100.00%	75.20%
Weighting		80.00%
		=
A - Company performance weighted outcome		60.16%
Individual performance results		20.00%
Individual performance weighting		X
Performance rating award correlation		150.00%
		=
B - DSP opportunity based on individual performance		30.00%
Total % of DSP pay opportunity (A+B)		90.16%
		X
On-target total cash bonus opportunity (as % of base pay)		100.00%
On-target total deferred share award opportunity (as % of base pay)		200.00%
		=
Final cash bonus result (as % of base pay)		90.16%
Final deferred share award result (as % of base pay)		180.32%
		x
Base pay as at 31 December 2023		$1,656,000
		=
Annual cash portion of DSP		$1,493,050
Annual deferred share portion of DSP (to vest over five years)		$2,986,099
Total 2023 deferred share plan award		**$4,479,149**


Tropicana, Australia

Gillian Doran: Total remuneration outcomes

Maximum DSP cash bonus opportunity: 127.5% of salary (target opportunity of 85% of salary)	Final cash bonus results: 76.64%
Maximum DSP share awards opportunity: 277.5% of salary (target opportunity of 185% of salary)	Final share award results: 166.80%
Total DSP opportunity: 405% of salary (target opportunity of 270% of salary)	Final DSP result for 2023: 243.44%

Gillian Doran: Key objectives and achievements 2023

Scorecard	Weighting	Performance achieved
Leadership and stakeholder engagement	10%	• Maintained effective relationships with all relevant internal and external shareholders and stakeholders, including banks, equity and debt investors, ratings agencies, auditors, joint venture partners and executive management • Effectively supported the Company's operations and functions by leading teams to deliver performance • Continued to provide input in shaping execution of the Company's strategy while providing appropriate guidance on financial performance
Projects	10%	• Successful delivery of corporate restructuring and transition, which is the move to a UK domicile and New York Stock Exchange primary listing. Executed the project in line with planned accounting, treasury, and tax outcomes • Successful on-boarding of the Company's new auditors, PwC
Liquidity, credit ratings and balance sheet management	15%	• Maintained a strong balance sheet as a key focus for the year, which included repaying the drawdown on the $1.4 billion 2022 multi-currency revolving credit facility for the payment of the corporate restructuring transaction shortly after year-end • Engaged three ratings agencies on the Company's strategy (including the corporate restructuring), operational performance, and cost initiatives which resulted in ratings being maintained by all three credit ratings agencies • Successfully completed the transition and accountability of the budget process, as well as building a targeted business analysis team that resulted in a new structure which provides effective insights, analysis and robust governance for shaping the Company's strategy • Targeted focus on cash conversion and working capital management yielding strong free cash flow performance for the full year
Cost discipline and cash preservation measures	35%	• Implemented a rigorous performance management framework providing executive and operational leadership with accurate, timely and transparent reporting focused on optimising business requirements • Maintained focus on optimising costs and capital expenditure • Continued to enhance supply chain processes by conducting a review of external contracts in each asset aiming to identify opportunities for cost optimisation as well as minimising value leakage
Governance and risk management	20%	• Demonstrated clear expectations for the controls and governance environment, including setting up the management investment structure to manage capital approval and allocation processes • Embedded a stronger governance and compliance culture by learning through internal audit findings and focusing on building effective control structures
People	10%	• Successfully embedded new Company values and culture framework by being actively involved in the launch of our new corporate values as well as displaying appropriate role model behaviours for all employees • Effective implementation of talent and succession management outcomes focused on creating a balance between recruiting the right external talent and developing internal talent for key roles • Continued to advocate for developing females in mining by promoting female talent and providing appropriate mentorship
Total	**100%**	

Section 2: Annual Remuneration Report

Gillian Doran: Performance incentive outcomes (continued)

2023 DSP performance outcome	Weighting	DSP award outcome
Total % for Company performance	100.00%	75.2%
Weighting		80.00%
		=
A - Company performance weighted outcome		60.16%
Individual performance results		20.00%
Individual performance weighting		X
Performance rating award correlation		150.00%
		=
B - DSP opportunity based on individual performance		30.00%
Total % of DSP pay opportunity (A+B)		**90.16%**
		X
On-target total cash bonus opportunity (as % of base pay)		85.00%
On-target total deferred share award opportunity (as % of base pay)		185.00%
		=
Final cash bonus result (as % of base pay)		76.64%
Final deferred share award result (as % of base pay)		166.80%
		X
Base pay as at 31 December 2023		**$545,516**
		=
Annual cash portion of DSP		$418,062
Annual deferred share portion of DSP (to vest over five years)		$909,899
Total 2023 deferred share plan award		**$1,327,961**

Cuiabá, Brazil



Directors' current shareholdings (audited)

The Committee is of the opinion that share ownership by the Executive Directors demonstrates their commitment to AngloGold Ashanti's success and serves to reinforce alignment between executive and shareholder interests. AngloGold Ashanti Limited introduced a minimum shareholder requirement (MSR) for Executive Directors in 2013 that continues to be applied for AngloGold Ashanti plc as per the table below:

Director MSR requirement

	Within six years of appointment/ from introduction of revised MSR	Holding requirement	Post-termination holding period effective 1 January 2022
CEO	300% of net annual base salary	Throughout employment as a director	The post-termination MSR will be required based on the MSR policy at the time of termination. Should the executive depart (or no longer serve as a director or executive management team member) before they have achieved the MSR, all vested shares allocated effective 1 January 2022 onwards from the Company's share incentive will be held for one-year post-termination. The holding will be up to their required MSR
CFO	250% of net annual base salary *Normally progress towards half of the guideline is expected after three years*		

The following count towards an individual MSR:
- Ordinary shares purchased on the market, either directly or indirectly
- Vested share awards from AngloGold Ashanti's share incentive schemes

Director shareholding and MSR achievement

Executive	Ordinary shares owned as at 31 December 2022	Ordinary shares as at 31 December 2023	Vested and unexercised DSP share awards as at 31 December 2023	Unvested DSP shares awards as at 31 December 2023 [3]	Unvested buy out share awards as at 31 December 2023 [3]	Six-year target achievement date	MSR holding as at 31 December 2023 as a percentage of net base pay
A Calderon [1]	26,370	26,080	8,320	224,933	—	September 2027	56%
GA Doran [2]	—	5,582	—	—	22,956	January 2029	32%

(1) *A Calderon had a compulsory sale of 290 securities after the delisting from the Australian Securities Exchange.*
(2) *Appointed Executive Director with effect from 1 January 2023 and the three-year MSR achievement is due in January 2026.*
(3) *Unvested awards are not considered when calculating the MSR.*

During 2023, no DSP share awards were exercised by the Executive Directors.

Share awards granted in the year (audited)

The following share awards were made to the Executive Directors during the year. Awards granted to A Calderon were DSP share awards based on performance achieved over the period to 31 December 2022 and are subject to deferral over a five-year period with no further performance conditions applying.

Awards granted to GA Doran were as a result of a buy-out in respect of incentive arrangements that were forfeited based on submitted proof of such forfeiture from her previous employer. These awards are deferred awards which vest at the original vesting dates aligned to the forfeited awards over three years and have no further performance conditions.

Share awards granted 2023

Executive	Scheme	Basis of award (% of salary)	Face value ($)	Number of shares	Vesting period
A Calderon	DSP	211.78%	3,388,416	191,652	Over five years
GA Doran	DSP (buy-out award on recruitment)	—%	563,005	31,844	Over three years

The above awards were granted on 24 February 2023. The number of shares awarded was calculated based on a share price of $17.68, being the five-day volume weighted average share price prior to grant.

Section 2: Annual Remuneration Report

Review of past performance

The graph below illustrates AngloGold Ashanti's five year share performance position against the NYSE Arca Gold Miners Index:


AngloGold Ashanti's share performance vs NYSE Arca Gold Miners Index
250
200
150
100
50
2018
2019
2020
2021
2022
2023
NYSE Arca Gold Miners Index
AngloGold Ashanti

CEO pay history

The table below summarises CEO remuneration outcomes for 2023. Over time, this will build to show CEO remuneration for AngloGold Ashanti Plc over a ten-year period.

	2023
CEO total remuneration ($)	7,167,594
DSP award (% of maximum)	60.10%

Chief Executive pay ratio

As the Company has fewer than 250 employees in the UK, there is no formal requirement to disclose the CEO pay ratio. However, the Committee is mindful of the relationship between executive remuneration and that of our broader workforce and therefore looks at the differential between CEO pay and that of the wider workforce from a number of perspectives, including looking at year-to-year changes and how the wage differential compares with pay/remuneration practices in companies in our benchmarking peer group, recognising that reporting requirements differ across jurisdictions.

The CEO pay ratio is determined using the CEO's total remuneration against pay for all AngloGold Ashanti employees, measured over the 12 months resulting in a median pay differential of 216:1. Having reviewed the outcomes of this exercise, the Committee is comfortable that the wage differential is consistent with AngloGold Ashanti's reward principles and practices, and is not out of line with remuneration trends in other global gold mining companies.

Overview of Executive Management pay

The Committee is also responsible for oversight of the remuneration of the executive management team. Under UK law, the Company is not required to disclose remuneration details for executive roles other than the Executive Directors. However, to provide continuity with previous disclosure made by AngloGold Ashanti Limited, under South African requirements, below we provide an overview of our executive management remuneration outcomes for 2023, and the related incentive structures in place.

In 2023, in addition to the CEO and CFO, executive management comprised Lisa Ali, Chief People Officer; Stewart Bailey, Chief Sustainability & Corporate Affairs Officer; Terry Briggs, Chief Development Officer; Marcelo Godoy, Chief Technology Officer; Ludwig Eybers, Chief Operating Officer (retired 30 June 2023); Richard Jordinson, Chief Operating Officer (from 1 October 2023); and Lizelle Marwick, Chief Legal Officer.

Throughout 2023, our executive management team received a base salary, pension benefits, other benefits including relocation allowances and participated in the DSP. For 2023, the total salary paid for this population was $3.4m, the total for pension contributions was $0.5m, and the total for benefits, relocation allowances and medical insurance was $1.8m.

The executive management team participated in the 2023 DSP, using the same performance scorecard measures and outcomes as that for Executive Directors set out on page 118, with a 20% weighting for individual performance.

The target opportunity was 249% of salary, and a maximum opportunity of 150% of target. Based on performance achieved over 2023, the average DSP outcome for this group was 185% of target, resulting in an overall total DSP award of $6.3m. One third was paid in cash ($2m), and two thirds was paid in shares deferred over a five year period ($4.3m).

For 2024, the executive management team will transition from the DSP to the annual bonus and PSP model on the same basis as the Executive Directors.

Non-Executive Directors

Fees and allowances

The table below sets out the Non-Executive Director (NED) fees which were approved by AngloGold Ashanti Limited shareholders in 2023. NEDs were paid in line with this table prior to the restructuring and thereafter for 2023. No changes were made to NED fees during 2023. Since the restructuring, responsibility for the NED remuneration structure has been with the Nominations and Governance Committee which has requested a full review of NED fees for 2024.

	Fee ($)
Board meetings	
• The remuneration payable in terms of Board fees is for five Board meetings annually	
• Each Non-Executive Director is entitled to an allowance for each Board meeting attended, in addition to the five Board meetings scheduled per annum	
Chairperson	**295,800**
Lead Independent Director	**163,200**
Non-Executive Directors	**122,400**
Allowance per meeting for attendance at special Board meetings by the Chairperson	**13,000**
Allowance per meeting for attendance at special Board meetings by each Non-Executive Director	**3,500**
Committee meetings	
• Remuneration payable for four meetings per annum	
• Each Non-Executive Director will be entitled to an allowance for each Board committee meeting attended by such Director in respect of those committees which meet on an ad hoc basis, including any special purpose committee established by the Board or required by statutes or regulation as follows:	
Chairperson of the Audit and Risk Committee	**35,000**
Members of the Audit and Risk Committee	**20,000**
Chairperson of the Remuneration and Human Resources Committee	**35,000**
Members of the Remuneration and Human Resources Committee	**20,000**
Chairperson of the Investment Committee	**32,500**
Members of the Investment Committee	**20,000**
Chairperson of the Social, Ethics and Sustainability Committee	**32,500**
Members of the Social, Ethics and Sustainability Committee	**20,000**
Chairperson of the Nominations and Governance Committee	**32,500**
Members of the Nominations and Governance Committee	**20,000**
Additional fee per meeting for ad hoc committee meetings	**3,500**
Board travel allowance per overnight away (in addition to the travel allowance payable, the Company will cover reasonable accommodation and sundry costs)	**1,250**



Obuasi, Ghana

Section 2: Annual Remuneration Report

The table below details the fees and allowances paid to NEDs during the year in line with the fee structure as approved by AngloGold Ashanti Limited shareholders. A full review of NED fees, including shareholding requirements, will be undertaken during 2024 taking into account the governance frameworks applicable to the Group, market and best practice for US listed companies.

Non-Executive Directors: Fees and allowances ($) (audited)

US dollars	Director's fees [1]	Committee fees [2]	Travel allowance	Total	Director's fees [1]	Committee fees [2]	Travel allowance	Total
	2023				2022			
MDC Ramos (Chairperson)	**328,800**	**36,375**	**6,250**	**371,425**	308,800	56,000	8,750	373,550
R Gasant (Lead Independent Director)	**177,200**	**89,000**	**6,250**	**272,450**	166,700	104,500	10,000	281,200
KOF Busia	**136,400**	**78,000**	**38,750**	**253,150**	125,900	86,500	26,250	238,650
AM Ferguson	**136,400**	**87,500**	**17,500**	**241,400**	125,900	89,000	33,750	248,650
AH Garner	**136,400**	**62,000**	**16,250**	**214,650**	125,900	50,500	13,750	190,150
SP Lawson	**136,400**	**62,000**	**18,750**	**217,150**	125,900	50,500	18,750	195,150
J Magie [3]	**64,700**	**23,500**	**18,750**	**106,950**	-	-	-	-
NVB Magubane [4]	**-**	**-**	**-**	**-**	95,300	30,000	8,750	134,050
MC Richter	**136,400**	**80,500**	**15,000**	**231,900**	125,900	85,500	18,750	230,150
D Sands [3]	**64,700**	**20,000**	**18,750**	**103,450**	-	-	-	-
JE Tilk	**136,400**	**101,500**	**17,500**	**255,400**	125,900	110,000	23,750	259,650
Total	**1,453,800**	**640,375**	**173,750**	**2,267,925**	**1,326,200**	**662,500**	**162,500**	**2,151,200**

(1) *Includes the annual base fee paid to the NEDs as well as fees paid for special Board meetings.*
(2) *Includes the fee paid to the individual for their committee membership and committee chairperson role, where applicable, as well as fees paid for special committee meetings.*
(3) *J Magie and D Sands were appointed as directors on 1 June 2023.*
(4) *NVB Magubane passed away on 30 October 2022 and fees payable prior to this date are shown for 2022.*

The table above includes fees paid by AngloGold Ashanti Limited prior to 25 September 2023 and payments made by AngloGold Ashanti plc after this date.

Shareholdings and Minimum Shareholding Requirements (MSR)

The NEDs have a minimum shareholding policy which requires them to hold shares in AngloGold Ashanti equivalent to 150% of their annual base fee. Normally NEDs are expected to meet this requirement within the later of four years of appointment and the adoption of the policy, or any increase in fee level, with progress towards half of the guideline expected after two years. If a decline in the share price causes a NED to fall below MSR based on the prevailing market price, the NED is not required to purchase further shares although the NED must refrain from disposing of any shares until compliance has been achieved.

This policy was introduced by AngloGold Ashanti Limited in 2022 and a similar policy has been adopted by AngloGold Ashanti plc. Since the restructuring, responsibility for reviewing this policy has been with the Nominations and Governance Committee and this Committee is responsible for making recommendations to the Board for NED fees.

As noted above, a full review of NED fees, including shareholding requirements, will be undertaken during 2024, taking into account the governance frameworks applicable to the Group, market and best practice for US listed companies.

In the interests of transparency the following table illustrates the level of compliance with this minimum shareholding requirement.

Non-Executive Directors: Shareholdings (audited)

	Shares held (Ordinary shares)		Minimum Shareholding Requirement (MSR)	
	31 December 2022	**31 December 2023**	**Four-year target achievement date**	**MSR holding as at 31 December 2023 as a percentage of annual base fee[(4)]**
MDC Ramos (Chairperson)	—	**4,000**	February 2028	**25%**
R Gasant (Lead Independent director)	—	**-**	February 2028	**0%**
KOF Busia	2,000	**4,000**	February 2028	**63%**
AM Ferguson	5,000	**5,000**	February 2028	**76%**
AH Garner	22,500	**30,000**	February 2028	**458%**
SP Lawson	2,830	**2,830**	February 2028	**43%**
J Magie [(1)]	N/A	**5,000**	February 2028	**76%**
NVB Magubane [(2)]	-	**-**	N/A	**0%**
MC Richter [(3)]	11,300	**11,300**	February 2028	**173%**
D Sands [(1)]	N/A	**3,000**	February 2028	**46%**
JE Tilk	2,800	**2,800**	February 2028	**43%**

(1) *Ms Magie and Ms Sands were appointed as directors of AngloGold Ashanti Limited on 1 June 2023.*
(2) *NVB Magubane passed away on 30 October 2022.*
(3) *1,000 shares are held indirectly by Ms Richter's husband.*
(4) *For the purpose of the MSR, shares are valued on the basis of the greater of a) the original purchase price, b) the share price on the date on which this policy was adopted being 21 February 2024, and c) the prevailing market price on 31 December each year. The four year target runs from February 2024.*

The NEDs did not participate in the Company's share incentive scheme and therefore have no unvested share awards as at 31 December 2023.

Statement of shareholders' voting at AGM

The Remuneration Policy and implementation report for the 2022 reporting period were tabled by AngloGold Ashanti Limited for two separate, non-binding advisory votes at the Annual General Meeting (AGM) held on 15 May 2023, in line with the JSE Listings Requirements and King IV recommendations. The table below details the results of these resolutions.

Votes	For (%)	Against (%)	Withheld (number of votes)
Remuneration policy (non-binding)	90.17	9.83	1,756,581
Remuneration implementation report	90.32	9.68	1,655,237

There were no significant issues raised by shareholders. However, AngloGold Ashanti Limited proactively engaged with shareholders both individually and collectively.

AngloGold Ashanti plc is not subject to the provisions of the JSE Listing Requirements or King VI recommendations. For 2024 shareholders will be required to vote on the Directors' Remuneration Report and the Director's Remuneration Policy.

Advisers to the Compensation and Human Resources Committee

The Committee, which is comprised solely of independent Non-Executive Directors, engages independent advisers in relation to remuneration related matters. After a detailed tender process, Deloitte LLP was appointed as the independent remuneration advisers for AngloGold Ashanti Limited with effect from May 2022 and has been retained as advisers by AngloGold Ashanti plc.

Deloitte is a member of the Remuneration Consulting Group and, as such, operates under the Code of Conduct in relation to executive remuneration consulting. During the year, the Committee reviewed the advice provided by Deloitte and confirmed that it has been objective and independent. The Committee also determined that the Deloitte partner who provides remuneration advice to the Committee does not have any connections with the Company that may impact their independence.

During the year, Deloitte provided advice to the Committee on a range of remuneration topics, including market updates, advice on share incentive schemes, annual reporting and legislative and governance guidance. Their consultants attended all Committee meetings. In relation to their advice, the total Deloitte fees for 2023 were $181,818. During the year, Deloitte also provided the Company with unrelated advice and consultancy in respect of salary benchmarking, performance metric setting, communication plans and annual reporting. In addition, Deloitte also provided technical accounting advisory services, as well as other employee and tax-related services to the Group during the year.

The Committee also made use of the services of Mercer, who provided global survey data and analysis. Mercer's charges for the bespoke executive survey amounted to $42,245.

Section 2: Annual Remuneration Report

Remuneration in 2024

The table below outlines the proposed 2024 implementation of the Remuneration Policy, subject to shareholder approval.

Base salary	For 2024, A Calderon will have a base salary of $1,689,120 (2% increase) and GA Doran will have a base salary of $627,343 (15% increase). The increase in the CEO's salary is less than the average salary increase awarded to the US workforce (4%) and less than increases awarded in the market. The salary awarded for the CFO reflects Gillian's performance and the required market position.
Benefits and pension	No change for 2024, the Executive Directors will continue to receive benefits and pension contributions in line with their current terms. No further relocation payments will be made.
Annual bonus	Target award opportunities for 2024 will be: A Calderon: 85% of salary (reduced from 100% of salary to accommodate Transition Awards) GA Doran: 76% of salary (reduced from 90% of salary to accommodate Transition Awards) Awards for Executive Directors will be based 80% on Company performance and 20% on individual strategic objectives. The Company scorecard will be based on the following measures: • Production – weighting 25% • Costs (AISC 15% and total cash costs 15%) – weighting 30% • Free cash flow (pre growth capital) – weighting 10% • Future pipeline – Mineral Resource and Mineral Reserve – weighting 15% • People and ESG – weighting 20% The targets for these measures are considered to be commercially sensitive and will be disclosed in the 2024 Annual Report; free cash flow targets will be calibrated based on actual gold prices.
Performance Share Plan	Awards will be granted following the approval of the Remuneration Policy at the 2024 AGM. Target award opportunities for 2024 will be: A Calderon: 170% of salary (reduced from 200% of salary to accommodate Transition Awards) GA Doran: 152% of salary (reduced from 180% of salary to accommodate Transition Awards) Awards for Executive Directors will be based on the following measures: • Relative TSR versus gold mining peers – weighting 40% • Improving costs relative to gold peers – weighting 25% • Growth – executing project delivery on key assets– weighting 25% • ESG – weighting 10% **Relative TSR and relative AISC measures**: Performance will be measured against a defined peer group of companies (Gold Fields, Barrick Gold, Newmont, Kinross, Agnico Eagle, B2Gold, IAMGOLD, Evolution Mining, Northern Star, Endeavour, SSR Mining, Harmony and Sibanye-Stillwater) over the three years to 31 December 2026. Threshold vesting of 50% of target will be for 35th percentile performance, target vesting of 100% of target will be for 50th percentile performance, and maximum vesting of 200% of target will be for 80th percentile performance. **Growth pipeline:** This measure will be based on the execution plans for North Bullfrog, the Expanded Silicon project and Obuasi over the period to the end of 2026. Performance will be assessed against a robust scorecard which will be disclosed following the performance period. **ESG:** This measure will be based on the decarbonisation of the operational energy mix over the three years to 31 December 2026. Based on the cumulative annual carbon intensity budgets over the period, aligning with AngloGold Ashanti's goal to achieve a 30% reduction in Scope 1 and 2 emissions by 2030, as compared to 2021. Threshold vesting of 50% of target will be for achieving 110% of the carbon intensity budget, target vesting of 100% of target will be for meeting the carbon intensity budget, and maximum vesting of 200% of target will be for achieving 95% of the carbon intensity budget.
Transition arrangements	Following the approval of the Remuneration Policy, transition terms will be implemented to incentivise performance over the periods 2022 to 2024 and 2023 to 2025. This will be accomplished by granting two separate transition incentive awards in respect of these periods. These awards will be of equal value to the TSR element of the DSP (i.e. a target opportunity of 45% of salary for the CEO and 42% of salary for the CFO). To ensure that overall incentive opportunities remain appropriate, the target bonus and PSP opportunity for 2024 and 2025 awards will be reduced so that the overall total target remuneration remains unchanged. These awards will be measured in accordance to the TSR vesting schedule and peer groups used under the legacy DSP. These awards will be delivered one third in cash and two thirds in shares which will vest after three years. No transition arrangements will be put in place for the other three year look back metrics of the DSP scorecard.
Non-Executive Directors	The NED fees and payment structure was carried over from AngloGold Ashanti Limited as part of the reorganisation. A full review of the NED fees will be completed in 2024 taking into account the governance frameworks applicable to the Group, market and best practice for US listed companies and the evolving time commitment associated with the role.

Change in Directors' pay for the year in comparison to that of AngloGold Ashanti employees

	Base salary/ fee 2022 to 2023 (% change)	Benefits 2022 to 2023 (% change)	Total DSP award 2022 to 2023 (% change)
A Calderon	3.50%	6207.85%	(11.87%)
GA Doran	—%	—%	—%
MDC Ramos (Chairperson)	(0.57%)	—%	—%
R Gasant (Lead Independent Director)	(3.11%)	—%	—%
KOF Busia	6.08%	—%	—%
AM Ferguson	(2.92%)	—%	—%
AH Garner	12.88%	—%	—%
SP Lawson	11.27%	—%	—%
J Magie	—%	—%	—%
NVB Magubane (deceased)	(100.00%)	—%	—%
MC Richter	0.76%	—%	—%
D Sands	—%	—%	—%
JE Tilk	(1.64%)	—%	—%
AngloGold Ashanti employees – average	**4.77%**	**16.67%**	**23.42%**

There was no change to the NED fee policy for 2023, so the changes listed in the table above represent additional fees paid to each director, including those for ad-hoc meetings and travel allowances in 2023.

The change in A Calderon's benefits is due to the payment of a one-off relocation allowance in 2023, in line with the Company's standard policy for internationally mobile employees.

Relative importance of spend on:

US dollar millions	2023	2022	% change
Total staff costs	752	716	5.03%
Dividends paid	91	181	(49.72)%

Payments for loss of office and payments to past directors (audited)

No payments were made to past Directors in the period.


Obuasi, Ghana

Section 3: Directors Remuneration Policy

Introduction

The following section sets out our Directors' Remuneration Policy, prepared in accordance with legislation applicable to UK incorporated listed companies. This Remuneration Policy is subject to a binding shareholder vote at the 2024 AGM to be held on 28 May 2024 and, if approved, will be effective from this date. This is the first policy prepared in line with the UK legal requirements. Although the Company is subject to UK legal requirements, the content of the policy reflects the fact that the Company's headquarters are in the US, and the Company therefore primarily competes in the US market for Executive Director talent.

In determining the new Remuneration Policy, the Committee followed a robust process during the year, including discussions with shareholders, Committee members and advisors on the content of the Remuneration Policy. The Committee considered input from management and our independent advisers while ensuring that conflicts of interest were suitably mitigated. It also took into account the views of the Nominations and Governance Committee which is responsible for reviewing and recommending to the Board director compensation for service on the Board and its committees.

When developing the approach to pay the Committee took into account market practice for both US-listed companies and peers in the global gold mining sector. These are key reference points to ensure that the approach to pay adopted supports the business in a highly competitive global talent market.

The Committee values the views of the Company's shareholders and guidance received from shareholder representative bodies. As well as taking into account evolving best practice, the Committee proactively consulted with our major shareholders to ensure that their views were represented in discussions on remuneration matters.

As part of the review of the Remuneration Policy the Committee consulted with major shareholders and took their feedback into account in setting the policy and the ongoing operation of remuneration, in particular regarding performance measures and targets. The structural changes made as part of this review are in direct response to feedback provided in prior years.

Remuneration Policy applicable to Executive Directors

The table below summarises each element of the policy for Executive Directors, with further details set out after the table.

Remuneration Policy table – Executive Directors

Base salary	
Purpose and link to strategy	A competitive salary is provided to employees to ensure that their experience, skills/contributions and appropriate market comparisons are fairly reflected and applied.
Operation	Base salaries are normally reviewed annually, and any increases are normally effective from 1 January each year. Employee base salaries are determined by considering various factors including performance, market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons.
Opportunity	There is no maximum salary level or maximum increase that may be offered; salary increases will normally take into account typical increases awarded to other employees in the Company.
Performance details	None.

Benefits	
Purpose and link to strategy	Benefits are provided to ensure competitiveness in the respective markets.
Operation	Benefits are provided based on relevant market trends and can include items such as medical insurance, life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements), and occasional spousal travel. AngloGold Ashanti employs a skilled workforce with employees who are globally mobile to service the organisation primarily in remote locations or areas where the required skill set is not available locally. The mobile workforce is tasked with developing and growing skills locally. The mobile workforce is given expatriate benefits associated to their specific move type. These may include housing, schooling, international medical aid and home leave trips in line with the nature, duration and location of the assignment and, where appropriate, tax equalisation.
Opportunity	There is no maximum level of benefits (as the cost of certain benefits will depend on the individual's personal circumstances) but they will be set at a level the Committee determines appropriate and in line with market expectations.
Performance details	None.

Retirement benefits	
Purpose and link to strategy	Retirement benefits are provided to ensure competitiveness in the respective markets and recognise an employee's long-term commitment to the Company.
Operation	Retirement related benefits (including participation in pension schemes) may be provided. Retirement benefits are typically based on the jurisdiction in which the employee operates and include international pension funds (where appropriate). At the time of the reorganisation, the Chief Executive Officer elected to continue with his current international retirement fund.
Opportunity	Retirement benefits will be set taking into account the relevant talent market. The Chief Executive Officer is currently a member of the AngloGold Ashanti International Retirement Fund and receives a pension contribution of 24.75% of base salary. The Chief Financial Officer is currently a member of the Executive Deferral Plan and receives a pension contribution of 12.5% of base salary and short-term incentive.
Performance details	None.

Annual bonus	
Purpose and link to strategy	Rewards performance on an annual basis against key financial, operational and individual objectives, as well as strategic priorities.
Operation	Performance normally measured over the financial year. Bonus level determined by the Committee based on performance against targets. Consistent with US market practice, awards are normally paid in cash. The Committee may elect to deliver a portion of earned awards in deferred shares or cash, where appropriate. In such circumstances, the Committee will determine the terms of any such award (e.g. entitlement to dividend equivalents). Measures and targets are reviewed annually. Recovery provisions (i.e. malus and clawback) apply.
Opportunity	Target opportunity of up to 100% of salary per annum, maximum opportunity of up to 150% of salary per annum. Further detail of opportunities for 2024 are set out in the Annual Report on Remuneration. The payout for different levels of performance (including threshold, up to 50% of target opportunity) will be set by the Committee, taking into account the stretch and nature of the underlying target.
Performance details	The details of the measures, target and weightings may be set and varied by the Committee year-on-year, based on the Company's strategic goals. Targets will normally include a combination of financial, operational and strategic objectives.


Iduapriem, Ghana

Section 3: Directors' Remuneration Policy

Performance Share Plan (PSP)	
Purpose and link to strategy	Recognises and rewards delivery of Company performance and shareholder value over the longer term. Share-based to provide greater alignment with shareholder interests.
Operation	Awards of conditional share awards (or economic equivalent) with vesting normally dependent on performance. Performance normally measured over a period of three financial years. The Committee reviews the metrics, targets and weightings prior to each grant to ensure that they remain appropriate. Recovery provisions (i.e. malus and clawback) apply. Dividend equivalents may accrue, to the extent awards vest.
Opportunity	Target opportunity of up to 200% of salary per annum in respect of any financial year. Maximum award of up to 400% of salary per annum in respect of any financial year. Further detail of opportunities for 2024 are set out in the Annual Report on Remuneration. For achievements at threshold levels of performance, up to 50% of on-target opportunity under each element may vest, but this may vary based on the stretch of the relevant performance criteria.
Performance details	The detail of any measures, targets and weightings may be set and varied by the Committee year-on-year, based on the Company's strategic goals. Targets may include a combination of financial, operational and/or strategic objectives. Metrics and targets are reviewed prior to each grant to ensure that they remain aligned with the Group's strategic objectives.

Transition awards	
Purpose and link to strategy	Provide a fair and balanced incentive for management to deliver performance in the interests of shareholders during the transition of incentive plans.
Operation	Awards will apply in 2024 and 2025 only: • the 2024 awards will be based on performance over the three years to 31 December 2024; and • 2025 awards will be based on performance over the three years to 31 December 2025. Once performance has been assessed, awards will be delivered – one third in cash and two thirds in shares that will generally be deferred for three years. Recovery provisions (i.e. malus and clawback) apply. Dividend equivalents may accrue during the deferral period.
Opportunity	The award opportunity will be equal to the TSR element of legacy Deferred Share Plan (DSP) awards. Target opportunity of up to 45% of salary per annum in respect of any financial year. Maximum award of up to 67.5% of salary per annum in respect of any financial year. Where a transition award is made the annual bonus and/or PSP opportunity for that year will be reduced to maintain the overall on-target incentive opportunity. Further detail of the opportunities for 2024 are set out in the Annual Report on Remuneration. For achievements at threshold levels of performance, up to 50% of on-target opportunity under each element may vest.
Performance details	Awards will be based on relative TSR performance over the relevant performance period. The detail of the measure may be set and varied by the Committee.

Detailed provisions

Although the Committee intends to operate the incentive arrangements within the limits set out in the Remuneration Policy Table above, in exceptional circumstances the approach (including maximum incentive opportunities and vesting criteria) may be varied where the Committee deems there to be a clear commercial rationale for doing so, taking into account strategic priorities and talent market trends. Where such discretion is used, the Committee would suitably engage with major shareholders to explain the basis of any such award, and would review the vesting criteria to ensure that they were commensurate with the award levels proposed.

All share awards are subject to the terms of the relevant plan rules under which the award has been granted. The Committee may adjust or amend awards in accordance with the provisions of the relevant plan rules. This includes making adjustments to awards to reflect one-off corporate events, such as a change in the Company's capital structure. In accordance with the plan rules, awards may be settled in cash rather than shares, where the Committee considers this appropriate.

The Committee may approve payments to satisfy commitments agreed prior to the implementation of this policy. This includes previous DSP share awards and buy-out awards agreed on recruitment that are currently unvested. Further details of outstanding awards are set out in the Annual Report on Remuneration. The Committee may also approve payments outside of this Policy, in order to satisfy any legacy arrangements made to an employee prior to (and not in contemplation of) promotion to the Board of Directors. This Policy applies equally to any individual who is required to be treated as a director under the applicable regulations.

The Committee may make minor amendments to the Remuneration Policy to aid its operation or implementation without seeking shareholder approvals (e.g. for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) provided that any such change is not to the material advantage of employees.

Where required the Committee will subject changes to an additional vote.

Recovery provisions

The Committee has discretion to apply malus and reduce, including to zero, an award that has not yet accrued or vested to an individual where (but not limited to):

- A participant was, in the reasonable opinion of the Committee, deliberately misleading the Company or any subsidiary, the market and/or the Company's shareholders concerning the financial performance of the Company
- A participant caused harm to the Company's reputation
- A participant's actions amounted to misconduct, including but not limited to the participant acting fraudulently, dishonestly or being in material breach of their obligations, as described in the Company's Disciplinary Code and Procedure Policy
- A participant's actions amounted to negligence, incompetence or poor performance
- There is a material error in the Company's financial statements, which results in a restatement
- There is a material downturn in the financial performance of the Company at any time before the applicable vesting date
- There is a material failure of risk management in the Company
- The discovery that any information or the assessment of any performance condition(s) used to determine an award was based on a material error, or inaccurate or misleading information, or
- Any other matter which, in the reasonable opinion of the Committee, is required to be taken into account to comply with prevailing legal and/or regulatory requirements, which for the avoidance of doubt, includes the applicable laws published by a regulator from time to time

The Committee will consider applying clawback at any time during the three years from the date of vesting of the variable remuneration, being the cash incentive, deferred cash or deferred share allocation (the clawback period), based on the following limited trigger events:

- There is a material failure of risk management in the Company or in the relevant business unit, considering the participant's involvement and responsibility for that incident
- The discovery of action or conduct of a participant which in the opinion of the Committee amounts to gross misconduct that occurred prior to award or vesting
- There is a material error in the Company's financial statements, which results in a restatement, which may have resulted in an over-allocation of cash incentive, deferred cash or deferred share allocations
- The discovery of events that occurred prior to vesting that have had a significant detrimental impact on the reputation of the Company or the relevant business unit or have led to the censure of the Company or a Group company by a regulatory authority
- Where there is an error in the calculation of any performance condition which may have resulted in an overpayment

In addition, the Committee has adopted a recovery policy in accordance with NYSE Listing Standards. This policy provides for the recovery of incentive-based compensation received by current or former executive officers where such compensation is based on erroneously reported financial information and an accounting restatement is required. The policy applies to all forms of incentive compensation that are granted or earned or vested based wholly or in part upon the attainment of financial reporting measures. Recovery applies to compensation erroneously "received" (as defined in the NYSE listing standards) during the three completed fiscal years immediately preceding the earlier of the date the Company concluded it was required, or reasonably should have concluded that the Company was required, to prepare a financial restatement, or was directed by a court of competent jurisdiction, regulator, or other legally authorised body to prepare a financial restatement. The amount of erroneously awarded compensation required to be repaid will be determined on a gross basis without regard to any taxes owed or paid on the receipt or settlement of the incentive-based compensation.

The Committee believes it is important that the performance conditions applying to incentive arrangements are aligned with the short- and long-term objectives of the Company, while supporting the Company's purpose, culture and values.

We operate in a dynamic market with evolving challenges and the Committee reviews the performance measures and targets each year to ensure that they remain relevant and stretching.

Section 3: Directors' Remuneration Policy

Further details of the performance measures are set out in the Annual Report on Remuneration. The performance measures in the annual bonus are selected as they are the key drivers of business performance. The targets for the annual bonus are set with reference to the corporate strategy and internal budgets as well as external context (e.g. market forecasts).

This approach seeks to ensure that the threshold and stretch targets are appropriately challenging. The PSP performance measures focus on the delivery of long-term strategic priorities and returns to shareholders. Target-setting follows a similar approach to that used for the annual bonus. The Committee may vary or rebalance the weighting of the performance metrics for future annual bonus and PSP awards, in order to ensure that they remain aligned with the Company's strategic objectives.

Where appropriate, the Committee may adjust the targets for awards or the calculation of performance measures and vesting outcomes for events not foreseen at the time the targets were set (e.g. following M&A activity) to ensure they continue to align with strategic goals or to ensure they remain a fair reflection of performance. When making such judgements, the Committee may take into account all such factors deemed relevant.

The Committee also retains the ability to adjust incentive outcomes to ensure that they remain reflective of underlying performance of participants or the Group or where the formulaic outcome is not appropriate in the context of circumstances that were unexpected or unforeseen when the targets were set.

Remuneration principles – Directors and all employees

The Remuneration Policy ensures that the key principles that define the Director remuneration are the same as those that apply to the executives and all other employees. In the same way, the performance measures used to determine the variable pay outcomes for the Directors and all other employees are linked to the Company's strategic objectives and focused on delivering on both internal and external stakeholder priorities.

AngloGold Ashanti strives to uphold fair and responsible pay practices across the Group, taking into account the economic, social and environment context in which it operates.

The remuneration framework seeks to create alignment with delivery of our corporate goals and share the success of sustainable value creation over the long term.

AngloGold Ashanti applies key principles when determining remuneration including:

- Align with strategic objectives and shareholder interests
- Align executive remuneration with the Company's pay philosophy
- Remunerate to motivate and reward the right performance and behaviour of employees and executives
- Aim to ensure that performance metrics are challenging, substantial and cover all key aspects of the business including financial and non-financial drivers, positive outcomes across the economic, social and environmental context in which AngloGold Ashanti operates and do not promote or reward excessive risk taking
- Aim to ensure that the remuneration outcome is fair, responsible and transparent
- Promote an ethical culture and responsible corporate citizenship
- Aim to ensure that the remuneration structure is aligned to AngloGold Ashanti's values
- Provide competitive rewards to attract and retain highly skilled executives and staff vital to the success of the organisation

Although the Company does not directly consult with employees on the specifics of senior executive remuneration, the approach to pay in the wider organisation is a key consideration when determining senior executive remuneration. Factors considered include salary budgets across the Group, pay ratios, changes in complexity and size of the Company, benchmark data from peer companies, individual position to market, company affordability, company performance, individual performance, internal equity, employee skill and experience, and geographical differences in pay, practices for different groups of employees. Furthermore there is no prescribed maximum on annual salary increases. The Committee considers the factors above when determining the increase to be awarded.

Although the principles used to determine pay across the organisation are consistent, detailed structures are tailored based on role and seniority. The structure of incentive arrangements for the wider senior leadership team are consistent with that for Executive Directors, with incentive opportunities scaled based on seniority and aligned with market practice.

Long-term share awards are generally targeted at those individuals who have the greatest influence on the Company's long-term performance. Incentives at more junior levels tend to be aligned with more operational and individual performance factors.

Illustration of potential outcomes in directors' remuneration under the policy

The charts below show the total remuneration potential for the Executive Directors, in accordance with the Remuneration Policy, under various performance scenarios.


$000
Chief Executive Officer (Alberto Calderon)
12,500
10,000
7,500
5,000
2,500
0
$2,153
100%
$7,220
10%
40%
20%
30%
$11,190
10%
51%
19%
20%
Minimum
Target
Maximum
Fixed pay
PSP
Annual bonus
Transition award


$000
Chief Financial Officer (Gillian Doran)
4,000
3,000
2,000
1,000
0
$753
100%
$2,507
10%
37%
19%
34%
$3,860
10%
49%
18%
23%
Minimum
Target
Maximum
Fixed pay
PSP
Annual bonus
Transition award

The value of the PSP will fluctuate based on the share price over the relevant vesting and holding period. For example, if the share price increases by 50% over the relevant vesting and holding period, the maximum values shown in the charts above would increase to $14.6m for A Calderon and $5.0m for GA Doran. Conversely, if the share price was to fall by 50%, the maximum values shown in the charts above would reduce to $7.7m for A Calderon and $2.7m for GA Doran.

Approach to recruitment

The Company operates in a highly competitive and global talent market. The remuneration arrangements need to be sufficiently flexible to enable the Company to attract and recruit the talent required to deliver the Group's strategic goals. Generally the structure of remuneration for new appointments will be consistent with the terms of the policy set out above, however it is recognized that the approach may need to be tailored in certain circumstances.

When recruiting employees, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.

The following principles are applied when recruiting external hires:

- Fixed pay would take into account various factors including the scope of the role, market practice and the experience of the individual. Benefits may need to be tailored based on the individual circumstances (e.g. relocation, housing or travel allowances may be required).
- The overall maximum incentive opportunity will be consistent with the policy table above. Where appropriate the Committee may adjust the balance between short-term and long-term incentives, or the structure of these awards, based on the commercial priorities at the time (e.g. lower bonus plus higher long-term share awards, or the use of time vested long-term share awards).
- The Company may buy out remuneration or contractual terms which are forfeited on joining the Company. The terms of any buy out will seek to replicate this value and take an appropriate form, taking into account the terms of the arrangements forfeited (e.g. timing and performance conditions) and would be subject to proof of forfeiture.
- For internal appointments or where an individual joins following corporate activity (e.g. acquisition), the Company would normally seek to honour any legacy arrangements in line with their original terms and conditions.

Section 3: Directors' Remuneration Policy

Approach to departing Executive Directors

Executive Directors have termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category.

A Calderon's contract is for a fixed period to 31 August 2026 and may be terminated by either the executive or the Company giving 12 months' notice. GA Doran's contract has no fixed period and may be terminated by either the executive or the Company giving six months' notice. Contractual terms for any future appointments will reflect the circumstances at the time and practice in the relevant talent market.

Contracts contain non-compete and non-solicit clauses with key suppliers and colleagues for a period equal to the Executive Directors' contracts notice period (less any period spent on garden leave). This provision applies after termination of employment with the Company for any reason. The Executive Directors will receive their normal remuneration during the restraint period.

The Company may pay an amount considered to be reasonable by the Committee in respect of fees for legal and tax advice and outplacement support for the departing executive. The Committee reserves the right to make any other payments in connection with the executive's cessation of employment where the payments are made in good faith, in discharge of an existing legal obligation (or by way of damages for breach of such obligation) or by way of settlement of any claim arising in connection with the cessation of a Director's office or employment.

In the event of a termination by notice, the Company has the discretion to allow the employee to either work out their notice period or to pay the guaranteed pay for the stipulated notice period in lieu of notice. Guaranteed pay includes base salary and other benefits, as detailed in the table below, but excludes variable pay. In addition, termination-related benefits, such as legal costs and the costs of meeting any settlement agreement, may be provided. Legislation and contractual obligations take precedent in any termination agreement, however, the table below recommends the typical standard Group practice:

	Reasons for termination		
	Voluntary resignation	**Dismissal/ termination for cause**	**Mutual separation, normal and early retirement, retrenchment and death**
Fixed pay	Base pay including benefits (including retirement benefits, and medical provisions) will be paid over the notice period or as a lump sum.	Base pay including benefits (including retirement benefits, and medical provisions) will be paid until employment ceases.	Base pay including benefits (including retirement benefits, and medical provisions) will be paid over the notice period or as a lump sum.
Annual bonus	No bonus.	No bonus.	Discretion to pro-rate for period worked. Where appropriate bonus opportunity may be taken into account when making a lump sum payment in lieu of notice.

Iduapriem, Ghana



	Reasons for termination		
	Voluntary resignation	**Dismissal/ termination for cause**	**Mutual separation, normal and early retirement, retrenchment and death**
PSP	Unvested awards lapse.	Unvested awards lapse.	**Mutual separation:** upon termination of employment, vested but unexercised shares may be exercised within six months following the termination date. Discretion may be applied for the participant to continue to hold unvested shares post termination of employment to vest at the original vesting date with the standard performance conditions. Upon vesting of these shares, participant has up to six months to exercise vested shares. Where appropriate, the Committee retains the discretion to time pro-rate the shares. **Retrenchment and retirement (early, normal and late):** upon separation of employment, vested but unexercised shares may be exercised within six months following the separation date. The participant will continue to hold unvested shares post separation of employment to vest at the original vesting date with the standard performance conditions. Upon vesting of these shares, the participant has up to six months to exercise vested shares. Where appropriate, the Committee retains the discretion to time pro-rate the shares. **Death:** upon death of an employee, the vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested but unexercised and unvested shares within a reasonable period.
Legacy deferred share awards (including Transition Awards)	Unvested awards lapse.	Unvested awards lapse.	**Mutual separation**: upon termination of employment, vested but unexercised shares may be exercised within six months following the termination date. The participant will continue to hold unvested shares post termination of employment to vest at the original vesting date. Upon vesting of these shares the participant has up to six months to exercise vested shares. **Retrenchment and retirement (early, normal and late):** upon separation of employment, vested but unexercised shares may be exercised within six months following the separation date. The participant will continue to hold unvested shares post separation of employment to vest at the original vesting date. Upon vesting of these shares, the participant has up to six months to exercise vested shares. **Death:** upon death of an employee, the vesting date will be accelerated, and the participant's estate shall be entitled to receive the full vested but unexercised and unvested shares within a reasonable period.

Executive Director service contracts

New service contracts were adopted for the Executive Directors at the time of the restructuring, but the changes did not result in an increase in compensation for the Executive Directors.

Executive Directors have the following contracts:

- A Calderon (CEO) has a defined expiry date of 31 August 2026 or, if earlier, 12-month notice to be given by either party
- GA Doran (CFO) has a rolling contract which is terminable on six months' notice by either party

The Executive Directors service contracts are available for inspection at our UK registered office during normal business hours.

Non-Executive Director letters of appointment

Non-Executive Directors are appointed via letters of appointment which can be terminated with one month's notice. Continued appointment is subject to the Company's articles of association, satisfactory performance, election by shareholders at each AGM, the relevant statutory provisions and an annual performance review.

Change of control

Executive management team contracts are reviewed regularly to reflect evolving market practice and Group requirements. Reflecting mainstream US market practice, service contracts include certain change of control provisions (included in the table below). The change of control provision is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti, or
- A number of shareholders holding less than 35% of the Company's issued share capital consorting to gain a majority of the Board and make management decisions, and
- Executive management team member contracts are either terminated or their role and employment conditions are curtailed

Section 3: Directors' Remuneration Policy

In the event of a change of control becoming effective, the executive management team member will in certain circumstances be subject to both the notice period and the additional change of control contract terms.

Executive Director contracts provide that, in the event of ceasing employment within 24 months of a change of control as a result of their employment being terminated (other than for misconduct or incapacity), or resignation by the Executive Director as a result of their role being significantly diminished or their employment conditions being reduced, the following are applicable:

- All salary, benefits and bonuses in lieu of their notice pay;
- An additional payment of salary and benefits inclusive of the value of any pension contributions that would have been made by the Company in the notice period following the termination date (less such tax and national insurance contributions as the Company is obliged to deduct from the sum); and
- The vesting date for outstanding awards will be accelerated to the date of termination and the participant may be entitled to receive shares as determined by the Committee taking into account the period that the participant has been in employment during the vesting period and achievement of performance conditions. The vesting treatment of the balance may be varied to take into account the circumstances of the transaction.

	Compensation element	Period
Notice period:	Salary, benefits and bonuses in lieu of notice period.	Up to a maximum of 12 months, aligned with the existing notice period.
Change of control:	Salary and benefits following termination date.	Up to a maximum of 18 months.

Remuneration Policy for Non-Executive Chairperson and other Non-Executive Directors

The Non-Executive Chairperson and Non-Executive Directors receive fees and benefits aligned with the roles and duties they perform on behalf of the Company.

Non-Executive Director Remuneration	
Operation	Fees are set at an appropriate rate to attract individuals of the calibre required in a global talent market. Fees are normally reviewed annually. Fees reflect Board commitments. Role appropriate benefits may be provided. The Company may also pay reasonable expenses (including any associated taxes) incurred in the course of performing their role. Fees may be delivered in cash or in shares.
Opportunity	Fee opportunity reflects responsibility and time commitment of each NED. Additional fees may be paid for additional time commitments or for further responsibilities such as chairing or membership of Board committees or for the Lead Independent Director role. Fees may be delivered in cash or in shares. In line with practice for US-listed companies any fees delivered in shares may be structured as awards under the new incentive plan, the 2024 Omnibus Incentive Compensation Plan (or any other successor plan adopted by the Company from time-to-time), but will not be subject to any performance conditions. There are no recovery provisions. Benefits may be paid that are associated with the NED roles, these include travel and accommodation costs, tax costs and tax services that assist with tax preparation and tax return assistance that arise from their pay and benefits. Additional fees are paid for additional time commitments or for further responsibilities such as chairing committees. The value of benefits provided will be reasonable in the market context and take account of the individual circumstances and benefits provided in comparable roles. These benefits can be paid directly or may be reimbursed.

This Directors' remuneration report is approved by order of the Board.



Maria Ramos
Board Chairperson
10 April 2024

Directors' report



MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Directors' report

for the year ended 31 December 2023

The Directors present their report and the audited financial statements for the year ended 31 December 2023.

AngloGold Ashanti's directors

AngloGold Ashanti plc currently has 12 Directors comprising 10 Independent Non-executive Directors and two Executive Directors. Details of the Directors of the Company, including biographies, who held office for the year ended 31 December 2023[1] and up to the date of signing of the financial statements can be located in the *Board composition and resumes* section of the Strategic Report.

Details of the directors standing for election or re-election at our 2024 AGM will be set out in the notice of that meeting.

Corporate governance arrangements

AngloGold Ashanti plc is a public limited company incorporated under the laws of England and Wales, however its ordinary shares are not listed on any securities exchange in the United Kingdom and the Company is not subject to the UK Listing Rules or the UK Corporate Governance Code. The Company has a primary listing on the New York Stock Exchange (NYSE) and secondary listings in South Africa and Ghana. For the purposes of the New York Stock Exchange, the Company is a foreign private issuer, as defined by the US Securities and Exchange Commission and is not subject to the corporate governance rules which would apply to a US domestic issuer listed on the NYSE. The Company is generally no longer regulated by the Johannesburg Stock Exchange Listing Requirements following its 2023 corporate restructuring.

In light of the above, the Company has not applied any single external corporate governance code and instead has applied the corporate governance arrangements set out on in the *Corporate governance* section in the Strategic Report.

Directors' interests

The beneficial interests in the Ordinary shares of the Company by the Directors of AngloGold Ashanti plc at 31 December 2023 can be located in the *Directors' Remuneration Report: Section 2*.

Directors' indemnities

Each director is covered by appropriate directors' and officers' liability insurance, and there are also Deeds of Indemnity in place between the Company and each director. These Deeds of Indemnity provide for the Company to indemnify the directors, to the extent permitted by law, in respect of any proceedings brought by third parties against them personally in their capacity as directors of the Company. The Company would also fund on-going costs in defending a legal action as they are incurred or are to be incurred.

Company details and branches outside the UK

The Company is a public limited company incorporated in England and Wales with registered number 14654651. The Company's registered office address is 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR.

AngloGold Ashanti's operations are divided into the Africa, Australia and Americas regions. These regions correspond with AngloGold Ashanti's business segments.

Day-to-day management of the Group is entrusted to AngloGold Ashanti's executive management team, led by the Chief Executive Officer. Support is provided to the executive management team in managing AngloGold Ashanti's corporate activities at both the central and local levels. AngloGold Ashanti plc has investments in principal subsidiaries and joint venture interests. Please refer to Note 15 of the Group Financial Statements for further details.

Political donations

The Company has not made any political donations, or incurred any political expenditure, in the period under review. In addition, the Company has not made any contributions to a non-UK political party during the period under review. Furthermore, the Company has not sought shareholder approval for political donations to date; however, a resolution will be presented to shareholders at the AGM scheduled for 28 May 2024, seeking authority for the Company and any of its subsidiaries to make political donations. Further information can be found in Resolution 17 of the Notice of 2024 AGM.

Dividends and share buybacks

The Company did not declare any dividends during the year under review. On 23 February 2024, the Company announced that an interim dividend in respect of the year ended 31 December 2023 of 19 US Cents per Ordinary Share would be paid on or around 28 March 2024 to shareholders on the register on 15 March 2024, with an ex-dividend date of 14 March 2024 for the New York Stock Exchange and 13 March 2024 for each of the Johannesburg Stock Exchange and the Ghana Stock Exchange.

The Company has not purchased or acquired any of its own shares, including under any of the exceptions set out in s. 659 of the UK Companies Act 2006 or in the circumstances contemplated by s.662(1)(c) or s.662(1)(d) of the UK Companies Act 2006, during the year under review.

The previous holding company of the AngloGold Ashanti Group, AngloGold Ashanti Limited, declared dividends in the year under review as follows: a final dividend relating to FY 2022 of 322 South African cents per Ordinary Share (18 US Cents per Ordinary Share based on an exchange rate of approximately ZAR17.53/$) on 22 February 2023, which was paid on 31 March 2023. In addition, an interim dividend in respect of the half year ended 30 June 2023 of 70 South African cents per Ordinary Share (4 US Cents per Ordinary Share based on an exchange rate of approximately ZAR17.68/$) was declared on 4 August 2023 and paid on 8 September 2023 shortly before the full implementation of the 2023 corporate restructuring.

Financial risk management objectives, policies and hedging arrangements

Under the financial and risk management policy, hedges may be put in place once approved by the Board, using approved instruments over the Group's planned gold production and resultant gold sales and currency exposures. The financial and risk management policy sets trading limits for the various levels of treasury management from dealer, through treasurer, executive management team and Board members.

[1] *All Directors were appointed to AngloGold Ashanti plc on 25 September 2023, except for Alberto Calderon who was appointed on 10 February 2023. Robert Hayes was a Director of the Company from its incorporation on 10 February 2023 until 25 September 2023. Further details regarding when each Director was first appointed to AngloGold Ashanti Limited, which was the listed South African parent company of the Group until 25 September 2023, can be found in Board composition and resumes.*

The financial risk management objectives of the Group are as follows:

- Safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold and other commodity price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short- and long-term through the adoption of reliable liquidity management planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
- Ensuring that all contracts and agreements related to financial risk management activities are co-ordinated and consistent throughout the Group and comply where necessary with all relevant regulatory and statutory requirements.

Note 31 to the Group financial statements, containing more information on AngloGold Ashanti's financial risk management objectives, policies and hedging arrangements, is incorporated into this report by reference.

Additional disclosures

Matters reported in the Strategic report:

The Strategic report sets out other items required to be disclosed in the Directors' report which are considered to be of strategic importance:

- Details of the Company's activities in the development field, and the likely future developments in the business of the Company are set out under Projects in the *Regional Review – Americas* section as well as in *Exploration and planning for the future* in the Strategic Report;
- Employee diversity, equity, inclusion, equal employment, communication and employee involvement in the company performance. These are set out in the *Delivering on our strategy and key performance indicators* and *Stakeholder engagement* sections of the Strategic report;
- Details of how the Company fosters its relationships with its suppliers, customers and others can be found in the *Engaging with Stakeholders* section of the Strategic report; and
- Greenhouse gas reporting and energy consumption set out in *Addressing climate change* of the Strategic report.

Subsequent events

Note 34 to the Group financial statements, containing details of subsequent events, is incorporated into this report by reference.

Details about the resignation of Ms. Maria Ramos as Chairperson and independent non-executive director and the resignation of Ms. Maria Richter as independent non-executive director, as well as details about Mr. Jochen Tilk, who will become Chairperson of the Board with effect from 28 May 2024 (subject to his re-election by shareholders at the AGM) can be found on page *75*.

Independent auditors

PricewaterhouseCoopers LLP, the Company's Statutory Auditor (Auditor), has indicated its willingness to continue in office and, on the recommendation of the Audit and Risk Committee and in accordance with section 489 of the UK Companies Act 2006, a resolution to re-appoint the Auditor will be proposed at the 2024 AGM.

Statement of directors' responsibilities in respect of the financial statements

The directors are responsible for preparing the UK Annual Report and the financial statements in accordance with applicable law and regulation.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group financial statements in accordance with UK-adopted international accounting standards and the company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland", and applicable law).

Under company law, directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and company and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- state whether applicable UK-adopted international accounting standards have been followed for the Group financial statements and United Kingdom Accounting Standards, comprising FRS 102 have been followed for the company financial statements, subject to any material departures disclosed and explained in the financial statements;
- make judgements and accounting estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and company will continue in business.

The directors are responsible for safeguarding the assets of the Group and company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The directors are responsible for the maintenance and integrity of the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

In the case of each director in office at the date the directors' report is approved:

- so far as the director is aware, there is no relevant audit information of which the Group's and company's auditors are unaware; and
- they have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Group's and company's auditors are aware of that information.

This Directors' report is approved by order of the Board.

Maria Ramos

Maria Ramos
Board Chairperson
10 April 2024

Annual financial statements


CAPITAL
DRILLING

MINING TO
EMPOWER PEOPLE
AND ADVANCE
SOCIETIES

Independent auditors' report to the members of AngloGold Ashanti plc

Report on the audit of the group financial statements

Opinion

In our opinion, AngloGold Ashanti plc's group financial statements:

- give a true and fair view of the state of the group's affairs as at 31 December 2023 and of its loss and cash flows for the year then ended;
- have been properly prepared in accordance with UK-adopted international accounting standards; and
- have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report 2023 (the "Annual Report"), which comprise: the Group Statement of Financial Position as at 31 December 2023; the Group Income Statement, the Group Statement of Comprehensive Income, the Group Statement of Cash Flows and the Group Statement of Changes in Equity for the year then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Our audit approach

Context

This is our first year as external auditors of the group and the first accounting period following the corporate restructuring in which AngloGold Ashanti plc became the new UK ultimate parent company of the group. As part of our audit transition, together with our component audit teams, we performed procedures over opening balances by reviewing the group's predecessor auditors' working papers in South Africa and in the other key countries in which the group has operations. We also re-evaluated the predecessor auditors' conclusions in respect of key accounting judgements that impact the group's opening balance sheet at 1 January 2023. Together with our component audit teams, we performed audit procedures in advance of the year end, the objective of which was to enable early consideration of as many key accounting judgements as possible and to identify specific areas where additional audit attention might be required. The audit transition and early audit procedures were important in determining our group audit scope and areas of focus. As we undertook our first year audit, we updated our risk assessment to reflect audit findings, including our assessment of the group's control environment and considered the impact on our planned audit approach.

Overview

Audit scope

- Our group audit included full scope audits at nine components, which included the group's material equity accounted joint venture, and an audit of specific account balances at a further six components.
- Taken together, the components at which audit work was performed accounted for 100% of group revenue, 97% of group absolute profit before taxation and 95% of group total assets.

Key audit matters

- Assessment of impairment and impairment reversals for tangible, intangible and right of use assets
- Provisions for environmental rehabilitation
- Corporate restructuring

Materiality

- Overall materiality: $45.8 million based on 1% of the group's revenue.
- Performance materiality: $27.4 million.

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Key audit matter	How our audit addressed the key audit matter
Assessment of impairment and impairment reversals for tangible, intangible and right of use assets	
As at 31 December 2023, the group has tangible assets of $4,419 million (2022: $4,208 million), intangible assets of $107 million (2022: $106 million), which includes goodwill of $105 million (2022: $105 million), and right of use assets of $142 million (2022: $156 million). In accordance with IAS 36 'Impairment of assets', management is required to perform an impairment assessment of tangible, intangible and right of use assets when an indicator of impairment, or reversal of impairment, exists. Goodwill is required to be tested for impairment at least annually. We focussed on this area due to the magnitude of the balances and because management's assessment of whether there are indicators of impairment or reversal of impairment, and the determination of the recoverable amount involves judgments, particularly about the future results of each cash generating unit (CGU) and the discount rates applied to future cash flow forecasts. One CGU, Sunrise Dam, has goodwill and requires an annual impairment test. In addition, management's indicator assessment identified that there were indicators of impairment or reversal of impairment in the following CGUs: • Córrego do Sítio; • Cuiabá; and • Serra Grande. Management determined the recoverable amounts of these CGUs on a fair value less costs of disposal (FVLCD) basis, which was based on the latest life of mine plans and other key assumptions such as gold price and an appropriate discount rate. The agreement to sell Gramalote was also an indicator of impairment in that CGU. Based on the determined recoverable amounts, management recorded a net impairment of tangible assets of $185 million and right-of-use assets of $7 million in the Córrego do Sítio, Cuiabá, Serra Grande and Gramalote CGUs. There was no impairment identified in the Sunrise Dam CGU however the carrying value is sensitive to changes in the gold price. Refer to notes 12, 13 and 14 to the group financial statements.	For all CGUs with material tangible, intangible and right of use assets, we undertook the following audit procedures to test management's assessment for indicators of impairment or impairment reversal: • we understood management's processes and evaluated the design and implementation of controls in respect of the indicator assessment process; • we assessed the appropriateness of management's identification of the group's CGUs; and • we evaluated and challenged management's assessment, including its completeness, by reference to internal and external factors, including operational performance in the year, macroeconomic factors such as forecast gold prices, interest rates and foreign exchange rates, and changes in the life of mine plans. For each CGU where indicators of impairment were identified at the year end, and for the Sunrise Dam CGU where an annual goodwill impairment test was required, management prepared a detailed cash flow model on a FVLCD basis to estimate the recoverable amount. Our procedures in respect of each model included: • verifying the integrity of formulae and the mathematical accuracy of management's valuation models; • considering the impact of the latest life of mine assumptions and ensuring that the valuation model reflects the latest plans and, where relevant, appropriate value has been attributed to residual reserves and resources to the extent this would be undertaken by a third party market participant. This included assessing the competence and objectivity of management's internal and external technical experts in preparing the plan; • assessing the reliability of management's forecast capital and operating expenses by comparing budgeted results with actual performance in prior periods; • with the support of our valuations experts, assessing the discount rate used in each model and whether it fell within a reasonable range taking into account external market data. Our assessment of discount rates also included consideration of country and asset specific risks and challenging management to ensure that these had been appropriately captured in either the discount rate or underlying cash flow forecasts; • benchmarking management's forecast gold price and foreign exchange assumptions against independently sourced consensus data to assess whether they fell within an external analyst range; • verifying that costs and benefits of the implementation of projects to reduce carbon emissions in line with the group's climate strategy were appropriately included in cash flow forecasts, where such costs and benefits have been incorporated into the approved life of mine plan; and • assessing whether the assumptions had been determined and applied on a consistent basis, where relevant, across the group. In addition, we assessed the disclosures made related to impairment and impairment reversal in notes 12, 13 and 14, as well as the sensitivities disclosed in notes 12 and 14 to the group financial statements. Based on the procedures performed, we noted no material issues arising from our work.

Key audit matter	How our audit addressed the key audit matter
Provisions for environmental rehabilitation	
As at 31 December 2023, the group has made provision for environmental rehabilitation that comprises a provision for decommissioning of $173 million (2022: $162 million) and a provision for restoration of $452 million (2022: $416 million). IAS 37 'Provisions, contingent liabilities and contingent assets' requires provisions to be recorded at the present value of the expected cash flows to settle obligations arising from past events. We focussed on this area due to the magnitude of the balances and because management's determination of the present value of expected cash flows involves estimation, particularly about the quantum and timing of future costs, taking into account the unique nature of each mining operation. These calculations also require management to determine an appropriate discount rate. Management reviews the environmental rehabilitation provision, including the potential impact of climate change, at each reporting period, using experts to provide support where appropriate. Management determined the provision for restoration and the provision for decommissioning taking into account the effects of any changes in local regulation, mining disturbances, rehabilitation activities that have taken place during the year, and management's anticipated approach to restoration and rehabilitation. Refer to note *23* to the group financial statements.	We assessed management's process for the review of environmental restoration and decommissioning provisions and, for those estimates we considered to be material, performed detailed testing in respect of the cost estimates. As this is our first year as auditors of the group, for all of the group's material environmental restoration and decommissioning provisions, we engaged our own internal experts to assess the work performed by management's experts. Our procedures included: • validating the existence of legal and/or constructive obligations with respect to the provision and considering whether the intended method of restoration and rehabilitation was appropriate; • evaluating the competence and objectivity of management's experts who produced closure cost estimates; • reading correspondence between management and management's experts, as well as with mining regulatory bodies, where applicable, and also holding meetings with the experts, where relevant, to understand their methodology and inputs; • review of any potential contingent liabilities which are not provided for, and identification of any other potential costs requiring recognition or disclosure that could be material; and • in assessing the appropriateness of closure cost estimates, we focused on validating that costs underpinning the accounting provision represent management's and the experts' best estimate of expenditure, based on the current extent of mine disturbance as well as any risk adjustments included in the estimate. In addition, we assessed the timing of the cash flows and discount rates applied to calculate the present value of estimated costs by comparing the rates applied by management to the yields on government bonds with maturities approximating the timing of cash flows for each territory and currency. We also confirmed that management's inflation assumptions were reasonable. We validated the integrity of formulae and mathematical accuracy of management's calculations. Based on the procedures performed, we noted no material issues arising from our work.

Key audit matter	How our audit addressed the key audit matter
Corporate restructuring	
The group undertook a corporate restructuring transaction which completed on 25 September 2023 and involved AngloGold Ashanti plc becoming the ultimate parent company of the group in a share-for-share exchange with the existing shareholders of AngloGold Ashanti Limited. The transaction involved a number of interconnected legal steps, including a capital reduction. We focussed on this area due to the pervasive impact on the presentation of the group financial statements. Management determined that the restructuring did not constitute a business combination as defined in IFRS 3 'Business combinations' and elected to prepare the group financial statements as if the restructure had occurred at the beginning of the earliest period presented. As a result, share capital and share premium balances of AngloGold Ashanti Limited were re-presented to a reorganisation reserve, and adjusted to reflect the issued share capital of AngloGold Ashanti plc. Refer to note *1.3.1* to the group financial statements.	We evaluated the corporate restructuring by performing the following procedures: • we agreed each of the transaction steps to supporting legal documentation and assessed the appropriateness of the accounting treatment for each step; and • we evaluated and challenged management's assessment that the corporate restructuring did not constitute a business combination as defined in IFRS 3, and that the presentation of the group financial statements as if the restructure had occurred at the beginning of the earliest period presented was appropriate. We considered the appropriateness of the disclosures made in the group financial statements. Based on the procedures performed, we noted no material issues arising from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the group, the accounting processes and controls, and the industry in which it operates.

The group is organised into four reportable segments - three based on geographical region (Africa, Australia and Americas) plus Projects. The Africa, Australia, Americas and Projects segments are further divided into specific mining operations or exploration projects. The Africa segment includes a material equity accounted joint venture which is not operated by the group. All of the group's mining activities are primarily focussed on the exploration for, and production of, gold. We identified each mining operation and project as a component, with each component typically representing a discrete operation, except in the case of Australia which was defined as one component. The group's accounting processes are structured around a local finance function at each component or geographical location, supported by the group's central functions which are primarily located in Johannesburg, South Africa, and Denver, United States.

In establishing the overall approach to the group audit, we determined the type of work that needed to be performed at each component by us as the group engagement team and by our component audit teams from other PwC network firms operating under our instruction. In determining our audit scope, we considered our overall assessment of risk and materiality, as well as components with specific inherent risks and the overall coverage obtained over each material line item in the group financial statements.

We determined that nine components required an audit of their complete financial information, two of which were individually financially significant. In addition, six components required an audit of specific account balances, one of which was the company.

Where work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the group financial statements as a whole. Our oversight procedures included the issuance of formal written instructions to the component auditors setting out the work to be performed at each component, regular communication throughout the audit cycle including calls through video conferencing, participation in key meetings and review of component auditor work papers. In addition, members of the group audit team visited component audit teams and local operations in South Africa, Australia, Tanzania, Ghana and Brazil during the audit.

Taken together, the components where we performed our audit work accounted for 100% of the group's revenue, 97% of the group's absolute profit before taxation and 95% of the group's total assets. This, together with the additional procedures performed centrally by the group audit team, including testing the consolidation process and review of the annual report and financial statements, gave us the evidence we needed for our opinion on the financial statements as a whole.

The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the process that management adopted to assess the extent of the potential impact of climate risk on the group's financial statements. In addition to enquiries with management, we also read the disclosures included in the Addressing climate change section of the Strategic report and note 1.2 'Climate change considerations' in the group financial statements.

We challenged the completeness of management's climate risk assessment by challenging the consistency of management's climate impact assessment with minutes of the Board and the Social, Ethics and Sustainability Committee, including whether management have taken account of all relevant aspects of climate change such as physical and transition risks.

Management's Climate Change Strategy is focused on achieving net zero Scope 1 and Scope 2 GHG emissions by 2050. In terms of the roadmap to achieving this, management have committed to a 30% reduction in annual absolute Scope 1 and Scope 2 GHG emissions by 2030 compared to the 2021 baseline. They have also committed to working with key suppliers to address, where feasible, Scope 3 emissions in support of their International Council on Mining and Metals (ICMM) commitments.

Management considers the impact of climate risk does give rise to a potential material financial statement impact. The key areas of the financial statements where management evaluated that climate risk has a potential impact are related to estimates used in life of mine models feeding the impairment process, estimates used in determining the environmental rehabilitation provision, and determination of targets for the group's deferred share plan.

Using our knowledge of the business we concluded that management's risk assessment was reasonable and consequently we focused our audit work on the impact of climate change on impairment of tangible assets, intangible assets and right of use assets and provisions for environmental rehabilitation, as further described in the relevant key audit matters above.

We also considered the consistency of the disclosures in relation to climate change in the Addressing climate change section of the Strategic report with the financial statements and our knowledge obtained from our audit.

Our procedures did not identify any material impact in the context of our audit of the financial statements as a whole, or our key audit matters for the year ended 31 December 2023.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	$45.8 million.
How we determined it	1% of the group's revenue
Rationale for benchmark applied	We consider revenue to be the most appropriate benchmark to determine materiality for the group as revenue, which is predominantly a product of production and gold price, is a key metric used to assess the performance of the group, and provides a more consistent measure of performance when profitability varies significantly from year to year.

For each component in the scope of our group audit, we allocated a materiality that is less than our overall group materiality. The range of materiality allocated across components was between $1.7 million and $26.4 million. Certain components were audited to a local statutory audit materiality that was also less than our overall group materiality.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was approximately 60% of overall materiality, amounting to $27.4 million for the group financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the lower end of our normal range was appropriate.

We agreed with those charged with governance that we would report to them misstatements identified during our audit above $2.2 million as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the group's ability to continue to adopt the going concern basis of accounting included:

- Obtaining and examining management's base case forecast and downside scenarios and checking that the forecasts have been subject to Board review and approval;
- Considering the historical reliability of management forecasting by comparing budgeted results with actual performance;
- Checking key inputs into the base case forecast to ensure that these were consistent with work performed over other relevant accounting estimates in the financial statements;
- Confirming that the downside scenarios applied by management represent severe but plausible downside scenarios in the context of our understanding of the business;
- Checking the covenants applicable to the group's borrowings and examining whether management's assessment supports ongoing compliance with those covenants;
- Reading management's paper to the Audit and Risk Committee and the Board in respect of going concern and agreeing the forecasts set out in this paper to the underlying base case forecast; and
- Reading and evaluating the adequacy of the disclosures made in the financial statements related to going concern.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the group's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the group's ability to continue as a going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 31 December 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the group and its environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of directors' responsibilities in respect of the financial statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the failure to comply with environmental regulations, health and safety regulations and anti-bribery and corruption laws, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and applicable tax legislation in the jurisdictions in which the group has material operations. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries and management bias in accounting estimates. The group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the group engagement team and/or component auditors included:

- Understanding and evaluating the design and implementation of controls designed to prevent and detect irregularities and fraud;

- Enquiries of management, those charged with governance and those responsible for legal and compliance matters, including the group's in-house legal function and internal audit, to identify actual and potential litigation and claims and any known or suspected instances of non-compliance with laws and regulations and fraud;
- Enquiry of staff in the group's tax function to identify any instances of non-compliance with laws and regulations;
- Reviewing minutes of meetings of those charged with governance;
- Reviewing internal audit reports;
- Assessment of matters reported on the group's whistleblowing process and the results of management's investigation of such matters, where appropriate;
- Reviewing financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations;
- Challenging assumptions and judgements made by management in respect of significant accounting judgements and estimates, and assessing these judgements and estimates for management bias; and
- Identifying and testing journal entries based on our risk assessment, in particular any journal entries posted with unusual account combinations.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: *www.frc.org.uk/auditorsresponsibilities*. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- certain disclosures of directors' remuneration specified by law are not made.

We have no exceptions to report arising from this responsibility.

Other matter

We have reported separately on the company financial statements of AngloGold Ashanti plc for the period ended 31 December 2023 and on the information in the Directors' remuneration report that is described as having been audited.



Kevin McGhee (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
10 April 2024

Independent auditors' report to the members of AngloGold Ashanti plc

Report on the audit of the company financial statements

Opinion

In our opinion, AngloGold Ashanti plc's company financial statements:

- give a true and fair view of the state of the company's affairs as at 31 December 2023;
- have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland", and applicable law); and
- have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report 2023 (the "Annual Report"), which comprise: the Company Statement of Financial Position as at 31 December 2023; the Company Statement of Changes in Equity for the period then ended; and the notes to the financial statements, which include a description of the significant accounting policies.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Our audit approach

Context

This is our first period as external auditors of the company as it is the company's first accounting period. During the period, as part of a corporate restructuring, the company became the new UK ultimate parent company of the group.

Overview

Audit scope
- The audit included substantive procedures over all material balances, transactions and disclosures.

Key audit matters
- Corporate restructuring

Materiality
- Overall materiality: $77.9 million based on 1% of the company's total assets.
- Performance materiality: $58.4 million.

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Key audit matter	How our audit addressed the key audit matter
Corporate restructuring	
The group undertook a corporate restructuring transaction which completed on 25 September 2023 and involved AngloGold Ashanti plc becoming the ultimate parent company of the group in a share-for-share exchange with the existing shareholders of AngloGold Ashanti Limited. The transaction involved a number of interconnected legal steps, including a capital reduction. We focussed on this area due to the pervasive impact on the presentation of the company financial statements. As part of the corporate restructure, AngloGold Ashanti plc acquired AngloGold Ashanti Holdings plc. As a result, on 22 September 2023, AngloGold Ashanti plc recognised an investment in subsidiaries amounting to $7,777 million. Management elected to initially recognise the investment at its fair value derived from the market capitalisation of the group. Refer to notes 1, 4, 6, 9 and 10 to the company financial statements.	We evaluated the corporate restructuring by performing the following procedures: • we agreed each of the transaction steps to supporting legal documentation and assessed the appropriateness of the accounting treatment for each step; and • we audited the fair value of the investment in subsidiaries at initial recognition in the company financial statements. We considered the appropriateness of the disclosures made in the company financial statements. Based on the procedures performed, we noted no material issues arising from our work.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the company, the accounting processes and controls, and the industry in which it operates.

The company is a holding company which exists to hold an investment in subsidiaries that comprises the remainder of the group. We focussed our audit work on the corporate restructuring and the investment in subsidiaries, given the company's relationship with the group.

The impact of climate risk on our audit

As part of our audit we made enquiries of management to understand the extent of the potential impact of climate risk on the company's financial statements, and we remained alert when performing our audit procedures for any indicators of the impact of climate risk. Our procedures did not identify any material impact as a result of climate risk on the company's financial statements.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall company materiality	$77.9 million.
How we determined it	1% of the company's total assets
Rationale for benchmark applied	We consider total assets to be the most appropriate benchmark to determine materiality for the company as it is the ultimate holding company of the group which predominantly holds a material investment in subsidiaries.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% of overall materiality, amounting to $58.4 million for the company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with those charged with governance that we would report to them misstatements identified during our audit above $3.9 million as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining and examining management's base case forecast and downside scenarios for the group and checking that the forecasts have been subject to Board review and approval, as the company's ability to continue as a going concern is linked to the going concern of the group;

- Considering the historical reliability of management forecasting by comparing budgeted results with actual performance;
- Checking key inputs into the base case forecast to ensure that these were consistent with work performed over other relevant accounting estimates in the financial statements;
- Checking the covenants applicable to the group's borrowings and examining whether management's assessment supports ongoing compliance with those covenants;
- Reading management's paper to the Audit and Risk Committee and the Board in respect of going concern and agreeing the forecasts set out in this paper to the underlying base case forecast; and
- Reading and evaluating the adequacy of the disclosures made in the financial statements related to going concern.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the company's ability to continue as a going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the period ended 31 December 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' Remuneration

In our opinion, the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of directors' responsibilities in respect of the financial statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the company and industry, we identified that the principal risks of non-compliance with laws and regulations related to the Companies Act 2006 and applicable tax legislation, and we considered the extent to which non-compliance might have a material effect on the financial statements. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries and management bias in accounting estimates. Audit procedures performed by the engagement team included:

- Understanding and evaluating the design and implementation of controls designed to prevent and detect irregularities and fraud;
- Enquiries of management, those charged with governance and those responsible for legal and compliance matters, including the group's in-house legal function and internal audit, to identify actual and potential litigation and claims and any known or suspected instances of non-compliance with laws and regulations and fraud;
- Enquiry of staff in the group's tax function to identify any instances of non-compliance with laws and regulations;
- Reviewing minutes of meetings of those charged with governance;
- Assessment of matters reported on the group's whistleblowing process and the results of management's investigation of such matters, where appropriate;
- Reviewing financial statement disclosures and testing to supporting documentation to assess compliance with applicable laws and regulations;
- Challenging assumptions made by management in respect of significant accounting estimates, and assessing these estimates for management bias; and
- Identifying and testing journal entries based on our risk assessment, in particular any journal entries posted with unusual account combinations.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- we have not obtained all the information and explanations we require for our audit; or
- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- certain disclosures of directors' remuneration specified by law are not made; or
- the financial statements and the part of the Directors' remuneration report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Other matter

We have reported separately on the group financial statements of AngloGold Ashanti plc for the year ended 31 December 2023.

Kevin McGhee

Kevin McGhee (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
10 April 2024

Group Income Statement

For the year ended 31 December 2023

US dollar millions	Note	2023	2022 Restated (1) (3)	2021 Restated (1) (3)
Revenue from product sales	3	**4,582**	4,501	4,029
Cost of sales	4	**(3,541)**	(3,366)	(2,859)
Loss on non-hedge derivatives and other commodity contracts		**(14)**	(6)	—
Gross profit		**1,027**	1,129	1,170
Corporate administration, marketing and related expenses		**(94)**	(79)	(73)
Exploration and evaluation costs		**(254)**	(205)	(164)
Net impairment, derecognition of assets and profit (loss) on disposal	12	**(221)**	(315)	11
Corporate restructuring costs (2)		**(314)**	(14)	—
Other (expenses) income (2)	5	**(104)**	(12)	(136)
Finance income		**127**	81	58
Foreign exchange and fair value adjustments		**(154)**	(125)	(46)
Finance costs and unwinding of obligations	6	**(157)**	(149)	(116)
Share of associates and joint ventures' profit		**207**	161	245
Profit before taxation		**63**	472	949
Taxation	9	**(285)**	(221)	(311)
(Loss) profit for the year		**(222)**	251	638
Attributable to:				
Equity shareholders		**(235)**	233	614
Non-controlling interests		**13**	18	24
		(222)	251	638
(Loss) earnings per ordinary share				
Basic (loss) earnings per ordinary share (US cents)	10	**(56)**	55	146
Diluted (loss) earnings per ordinary share (US cents)	10	**(56)**	55	146

(1) *The operating profit sub-total which was previously included in the presentation of the income statement has been removed.*

(2) *Corporate restructuring costs incurred are costs associated with the AngloGold Ashanti corporate restructuring and related taxes. This includes dividend withholding taxes of $221m (2022: nil; 2021: nil); Australian landholder duties of $49m (2022: nil; 2021: nil) and corporate advisory costs of $44m (2022: $14m; 2021: nil). The corporate restructuring costs of $14m for 2022 were previously included in other (expenses) income. Refer to note 1.3.1.*

(3) *Comparative periods have been retrospectively restated, where indicated, due to the prior period error in the calculation of a deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to note 1.3.2.*

Group Statement of Comprehensive Income

For the year ended 31 December 2023

US dollar millions	2023	2022 Restated [1]	2021 Restated [1]
(Loss) profit for the year	**(222)**	251	638
Items that will be reclassified subsequently to profit or loss:	**5**	(27)	(22)
Exchange differences on translation of foreign operations	**5**	(27)	(22)
Items that will not be reclassified subsequently to profit or loss:	**(2)**	(48)	(83)
Exchange differences on translation of non-foreign operations [2]	**(10)**	(2)	(3)
Net loss on equity investments	**(2)**	(50)	(73)
Actuarial gain (loss) recognised	**11**	(10)	(1)
Deferred taxation thereon	**(1)**	14	(6)
Other comprehensive income (loss) for the year, net of tax	**3**	(75)	(105)
Total comprehensive (loss) income for the year, net of tax	**(219)**	176	533
Attributable to:			
Equity shareholders	**(232)**	158	509
Non-controlling interests	**13**	18	24
	(219)	176	533

[1] *Comparative periods have been retrospectively restated, where indicated, due to the prior period error in the calculation of a deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to note 1.3.2.*

[2] *Exchange differences arising on translation of non-foreign operations following the completion of the corporate restructuring transaction in September 2023 will be recycled through the income statement on disposal.*

Group Statement of Financial Position

As at 31 December 2023

US dollar millions	Note	2023	2022 Restated [1]	2021 Restated [1]
ASSETS				
Non-current assets				
Tangible assets	12	**4,419**	4,208	3,507
Right of use assets	13	**142**	156	175
Intangible assets	14	**107**	106	122
Investments in associates and joint ventures	16	**599**	1,091	1,643
Other investments		**1**	3	117
Loan receivable [2]		**358**	—	—
Inventories		**2**	5	27
Trade, other receivables and other assets	18	**254**	231	237
Reimbursive right for post-retirement benefits	24	**35**	12	—
Deferred taxation	25	**50**	23	7
Cash restricted for use	19	**34**	33	32
		6,001	5,868	5,867
Current assets				
Loan receivable [2]		**148**	—	—
Inventories	17	**829**	773	703
Trade, other receivables and other assets	18	**199**	237	257
Cash restricted for use	19	**34**	27	26
Cash and cash equivalents	20	**964**	1,108	1,154
		2,174	2,145	2,140
Total assets		**8,175**	8,013	8,007
EQUITY AND LIABILITIES				
Share capital and premium	21	**420**	—	—
Accumulated profits and other reserves		**3,291**	4,040	4,047
Shareholders' equity		**3,711**	4,040	4,047
Non-controlling interests		**29**	35	54
Total equity		**3,740**	4,075	4,101
Non-current liabilities				
Borrowings	22	**2,032**	1,965	1,858
Lease liabilities	13	**98**	115	124
Environmental rehabilitation and other provisions	23	**636**	596	700
Provision for pension and post-retirement benefits	24	**64**	71	77
Trade and other payables		**5**	7	7
Deferred taxation	25	**395**	300	313
		3,230	3,054	3,079
Current liabilities				
Borrowings	22	**207**	18	51
Lease liabilities	13	**73**	71	61
Trade and other payables [3]	26	**772**	667	600
Environmental rehabilitation and other provisions [3]	23	**80**	81	76
Bank overdraft	20	**9**	2	—
Taxation	27	**64**	45	39
		1,205	884	827
Total liabilities		**4,435**	3,938	3,906
Total equity and liabilities		**8,175**	8,013	8,007

(1) *Comparative periods have been retrospectively restated, where indicated, due to the corporate restructuring and due to the prior period error in the calculation of a deferred tax asset with respect to the Obuasi mine. Other errors have also been retrospectively restated. Refer to notes 1.3.1 and 1.3.2.*

(2) *During 2023, Kibali (Jersey) Limited, which holds AngloGold Ashanti's effective 45% interest in Kibali Goldmines S.A., declared a dividend in specie through the distribution of a loan receivable to its shareholders. The investment in joint ventures was reduced in 2023, due to the non-cash dividend distributed as a short-term joint venture loan receivable of $148m and a long-term joint venture loan receivable of $358m. The short-term portion was based on the Kibali Goldmines S.A. future estimated cash flows. The loan bears semi-annual interest at 7.875% per annum and is repayable on demand.*

(3) *Short-term provisions, which were previously reported as part of trade and other payables and other provisions, are now reported as part of environmental rehabilitation and other provisions on the statement of financial position. Refer to note 1.3.2.*

The Group financial statements for AngloGold Ashanti plc (registration number: 14654651) were approved by the Board of Directors on 10 April 2024.

Alberto Calderon
Chief Executive Officer

Gillian Doran
Chief Financial Officer

Group Statement of Cash Flows

For the year ended 31 December 2023

US dollar millions	Note	2023	2022	2021
Cash flows from operating activities				
Cash generated from operations	28	**871**	1,244	1,353
Dividends received from joint ventures		**180**	694	231
Taxation refund	27	**36**	32	20
Taxation paid	27	**(116)**	(166)	(336)
Net cash inflow from operating activities		**971**	1,804	1,268
Cash flows from investing activities				
Capital expenditure on tangible and intangible assets	12, 14	**(1,042)**	(1,028)	(1,028)
Interest capitalised and paid		**–**	(2)	(14)
Acquisition of assets		**–**	(517)	–
Dividends from associates and other investments		**12**	18	22
Proceeds from disposal of tangible assets		**14**	8	25
Other investments and assets acquired		**–**	(16)	(4)
Proceeds from disposal of other investments		**20**	–	–
Proceeds from disposal of joint ventures		**–**	–	2
Loans advanced		**(1)**	(1)	(15)
(Increase) decrease in cash restricted for use		**(9)**	(4)	14
Interest received		**109**	81	58
Net cash outflow from investing activities		**(897)**	(1,461)	(940)
Cash flows from financing activities				
Share securities tax on redomicile and reorganisation		**(19)**	–	–
Proceeds from borrowings	22	**343**	266	822
Repayment of borrowings	22	**(87)**	(184)	(820)
Repayment of lease liabilities	13	**(94)**	(82)	(63)
Finance costs - borrowings	22	**(111)**	(99)	(111)
Finance costs - leases	13	**(11)**	(10)	(9)
Other borrowing costs		**(1)**	(11)	(35)
Dividends paid		**(107)**	(203)	(240)
Net cash outflow from financing activities		**(87)**	(323)	(456)
Net (decrease) increase in cash and cash equivalents		**(13)**	20	(128)
Translation		**(138)**	(68)	(48)
Cash and cash equivalents at beginning of period (net of bank overdraft)		**1,106**	1,154	1,330
Cash and cash equivalents at end of period (net of bank overdraft)	20	**955**	1,106	1,154

Group Statement of Changes in Equity

For the year ended 31 December 2023

	Equity holders of the parent									
US dollar millions	Share capital and premium	Reorganisation reserve	Other capital reserves [1]	Retained earnings (Accumulated losses)	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve [2]	Total	Non-controlling interests	Total equity
Balance at 31 December 2020 Restated (note 1.3)	—	7,214	77	(2,295)	131	1	(1,387)	3,741	47	3,788
Profit for the year	—	—	—	614	—	—	—	614	24	638
Other comprehensive loss	—	—	—	—	(78)	(2)	(25)	(105)	—	(105)
Total comprehensive income (loss)	—	—	—	614	(78)	(2)	(25)	509	24	533
Shares issued	—	9	—	—	—	—	—	9	—	9
Share-based payment for share awards net of exercised	—	—	11	—	—	—	—	11	—	11
Dividends paid (note 11)	—	—	—	(224)	—	—	—	(224)	—	(224)
Dividends of subsidiaries	—	—	—	—	—	—	—	—	(16)	(16)
Translation	—	—	(4)	6	—	(1)	—	1	(1)	—
Balance at 31 December 2021 Restated (note 1.3)	—	7,223	84	(1,899)	53	(2)	(1,412)	4,047	54	4,101
Profit for the year	—	—	—	233	—	—	—	233	18	251
Other comprehensive loss	—	—	—	—	(36)	(10)	(29)	(75)	—	(75)
Total comprehensive income (loss)	—	—	—	233	(36)	(10)	(29)	158	18	176
Shares issued	—	16	—	—	—	—	—	16	—	16
Dividends paid (note 11)	—	—	—	(181)	—	—	—	(181)	—	(181)
Dividends of subsidiaries	—	—	—	—	—	—	—	—	(37)	(37)
Transfer on derecognition of equity investment	—	—	—	69	(69)	—	—	—	—	—
Translation	—	—	(3)	4	—	(1)	—	—	—	—
Balance at 31 December 2022 Restated (note 1.3)	**—**	**7,239**	**81**	**(1,774)**	**(52)**	**(13)**	**(1,441)**	**4,040**	**35**	**4,075**
(Loss) profit for the year	**—**	**—**	**—**	**(235)**	**—**	**—**	**—**	**(235)**	**13**	**(222)**
Other comprehensive (loss) income	**—**	**—**	**—**	**—**	**(2)**	**10**	**(5)**	**3**	**—**	**3**
Total comprehensive (loss) income	**—**	**—**	**—**	**(235)**	**(2)**	**10**	**(5)**	**(232)**	**13**	**(219)**
Shares issued	**—**	**15**	**—**	**—**	**—**	**—**	**—**	**15**	**—**	**15**
Share-based payment for share awards net of exercised	**—**	**—**	**(2)**	**—**	**—**	**—**	**—**	**(2)**	**—**	**(2)**
Dividends paid (note 11)	**—**	**—**	**—**	**(91)**	**—**	**—**	**—**	**(91)**	**—**	**(91)**
Dividends of subsidiaries	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(19)**	**(19)**
Redomicile and reorganisation (note 1.1 and 21)	**420**	**(420)**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Share securities tax on redomicile and reorganisation	**—**	**(19)**	**—**	**—**	**—**	**—**	**—**	**(19)**	**—**	**(19)**
Issue of bonus shares	**6,500**	**—**	**—**	**—**	**—**	**—**	**—**	**6,500**	**—**	**6,500**
Cancellation of bonus shares	**(6,500)**	**—**	**—**	**—**	**—**	**—**	**—**	**(6,500)**	**—**	**(6,500)**
Transfer on derecognition of equity investment	**—**	**—**	**—**	**(50)**	**50**	**—**	**—**	**—**	**—**	**—**
Translation	**—**	**—**	**(3)**	**2**	**—**	**1**	**—**	**—**	**—**	**—**
Balance at 31 December 2023	**420**	**6,815**	**76**	**(2,148)**	**(4)**	**(2)**	**(1,446)**	**3,711**	**29**	**3,740**

(1) *Other capital reserves include a surplus on disposal of Company shares held by companies prior to the formation of AngloGold Ashanti Limited of $8m (2022: $8m; 2021: $9m), surplus on equity transaction of joint venture of $36m (2022: $36m; 2021: $36m), equity items for share-based payments of $33m (2022: $39m; 2021: $41m) and other reserves.*

(2) *Foreign currency translation reserve includes a loss of $1,411m (2022: $1,401m; 2021: $1,399m) that will not re-cycle through the income statement, and a loss of $35m (2022: $40m: 2021: $13m) relating to the foreign operations that will re-cycle through the income statement on disposal. Following the completion of the corporate restructuring transaction in September 2023, the Group's parent company changed from being a South African domiciled parent company to a UK parent company. As the functional currency of the UK parent company has been assessed to be USD, exchange differences of ZAR entities included in the Group arising on consolidation post the effective date of the corporate restructuring transaction, will be re-cycled through the income statement on disposal.*

Group Notes to the financial statements

For the year ended 31 December 2023

1. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the UK Companies Act 2006 as applicable to companies reporting under those standards.

Accounting standards, interpretations and amendments to published accounting standards

The following new accounting standard and amendments to published accounting standards which were effective for the first time from 1 January 2023, were adopted, and had no material impact on the Group:

- Amendments to IAS 12 'Income Taxes' relating to deferred tax assets and liabilities arising from a single transaction.
- Amendments to IAS 12 'Income Taxes' which provides companies with temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development's (OECD) international tax reform.
- IFRS 17 'Insurance Contracts' which is a new standard for the recognition, measurement, presentation and disclosure of insurance contracts.

Accounting standards, amendments and interpretations issued which are relevant to the Group, but not yet effective

The amendments to accounting standards issued which are relevant to the Group, but not yet effective on 31 December 2023, include:

- Amendments to IFRS 7 'Financial Instruments: Disclosure' and IAS 7 'Statement of Cash Flows' relating to Supplier Finance Arrangements

The amendments address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements. The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity's liabilities, cash flows and exposure to liquidity risk. The effect of the amendments to the accounting standard is not expected to have a material impact on the Group's results.

- Amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates' relating to Lack of Exchangeability

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. The effect of the amendment to the accounting standard is not expected to have a material impact on the Group's results.

1.1. REPORTING ENTITY

On 12 May 2023, the Group announced the intention to implement a corporate restructuring to reorganise its operations under a new parent company, AngloGold Ashanti plc, incorporated in England and Wales, with a primary listing of its ordinary shares on the New York Stock Exchange (NYSE). The corporate restructuring was implemented through the issue of ordinary shares of AngloGold Ashanti plc in exchange for the existing ordinary shares of AngloGold Ashanti Limited.

On 25 September 2023, the Group completed its corporate restructuring with the commencement of trading of the ordinary shares of AngloGold Ashanti plc on the NYSE, maintaining the ticker symbol AU. Trading in the AngloGold Ashanti Limited American Depositary Shares (ADSs) on the NYSE ceased at the close of market on 22 September 2023 and the AngloGold Ashanti Limited ADS program was terminated with effect from 25 September 2023. AngloGold Ashanti remains committed to the Johannesburg Stock Exchange (JSE) and A2X Market (A2X) in South Africa and the Ghana Stock Exchange (GSE) in Ghana on which it has maintained secondary listings. The ordinary shares of AngloGold Ashanti plc were listed on the JSE and A2X on 20 September 2023, maintaining the ticker symbol ANG. The ordinary shares and Ghanaian Depositary Shares of AngloGold Ashanti plc were listed on the GSE, maintaining the ticker symbols AGA and AAD, respectively, on 26 September 2023.

The AngloGold Ashanti Group is now headquartered in Denver, Colorado, USA and retains a substantial corporate office in Johannesburg. The Company's registered office and principal executive office are located in the UK. The AngloGold Ashanti plc consolidated financial statements are a continuation of the previous AngloGold Ashanti Limited consolidated financial statements with the comparative information only adjusted to reflect the legal share capital of AngloGold Ashanti plc.

See note *1.3.1* for the accounting treatment of the corporate restructuring transaction.

Group Notes to the financial statements

For the year ended 31 December 2023

1.2. BASIS OF PREPARATION

On 25 September 2023, the Group completed a corporate restructuring whereby its operations were reorganised under a new parent company, AngloGold Ashanti plc, which became the listed UK parent company of the Group and the successor issuer to AngloGold Ashanti Limited, the previous parent company.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for the revaluation of certain assets and liabilities to fair value. The Group's accounting policies are consistent in all material respects with those applied in the previous year, except for the impact of the corporate restructuring.

The Group financial statements are presented in US dollars. All results are from continuing operations unless otherwise stated.

The Group financial statements incorporate the financial statements of the Company, its subsidiaries and its interests in joint ventures and associates. The financial statements of all material subsidiaries, joint ventures and associates, are prepared for the same reporting period as the Company, using the same accounting policies.

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Control would generally exist where the Group owns more than 50% of the voting rights, unless the Group and other investors collectively control the entity where they must act together to direct the relevant activities. In such cases, as no investor individually controls the entity, the investment is accounted for as an associate, joint venture or a joint operation. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which control ceases. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. Intra-group transactions, balances and unrealised gains and losses on transactions between Group companies, including any resulting tax effects are eliminated.

Going concern

The going concern assessment included the preparation of detailed cash flow forecasts for at least 12 months and updated life-of-mine plan models with longer term cash flow projections, which demonstrate that the Group will have sufficient cash, other liquid resources and undrawn credit facilities to enable it to meet its obligations as they fall due during the 12 months immediately following the date when the financial statements are authorised for issue.

The Group's base case going concern assessment is based upon management's best estimate of gold and foreign exchange consensus prices, while simultaneously applying a risk adjustment factor to the estimated production which has been determined in line with approved life-of-mine plans and ongoing capital requirements. A further stress test has been prepared reflecting a reduction in the consensus gold price, prior to any mitigation strategies in order to assess whether financial maintenance covenants per the Group's loan agreements are breached or financial liquidity headroom runs out. The result of this stress test demonstrated that the likelihood of a decrease in the gold price causing a risk of a financial liquidity shortfall or a breach in the financial maintenance covenants is remote.

Having assessed the financial position and future plans of the Group, the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Climate change considerations

The Company's 2020/2021 TCFD-aligned Climate Change Report outlines the Board-approved Climate Change Strategy which seeks to embed the management of physical and transition climate risks and opportunities into the Company's strategic and operational planning processes, a process that was enabled through a refreshed company-wide climate change governance framework. That Report also summarised, at a high level, findings from physical climate risk assessments conducted at each of the operating assets, considering a business-as-usual climate scenario.

The potential effect of global decarbonisation scenarios and other transition risks on the Company's business strategy and planning assumptions, such as evolving host country climate policies, the cost of energy and other key mining inputs which may be affected by carbon pricing, is an area that continues to be monitored and assessed.

AngloGold Ashanti does not mine or extract fossil fuels such as coal, natural gas or oil. AngloGold Ashanti does, however, emit greenhouse gases (GHGs) directly through the combustion of fuels and other energy products at its gold mining operations and indirectly through the consumption of electricity purchased from national grids that include fossil-based energy in their electricity production.

The Company continues to execute on its 2021 Board-approved Climate Change Strategy, with a particular focus on developing and implementing energy decarbonisation projects in support of its objective of reducing Scope 1 and 2 GHG emissions by 30% by 2030 as compared to a 2021 baseline, as announced in 2022. This mid-term target is a key milestone en-route to the Company's overall objective of net zero Scope 1 and 2 GHG emissions by 2050, in line with the ambitions of the Paris Agreement. In addition, the Company has committed to explore opportunities, where feasible, to address Scope 3 GHG emissions consistent with its commitment, as a member of the International Council on Mining and Metals (ICMM), to set Scope 3 GHG emissions reduction targets.

In 2023, AngloGold Ashanti advanced its collective understanding of the various approaches to applying scenario analyses and began efforts to quantify certain climate-related risk on its business plans. Having laid the groundwork for this in 2023, work on developing the financial models will be progressed during 2024 and with a goal to inform its scenario analysis approach moving forward.

Management has considered certain implications of climate change when preparing the consolidated financial statements. These considerations, integral to the Group's strategy and operations, were factored in across various areas:

Group Notes to the financial statements

For the year ended 31 December 2023

- Estimates utilised in determining future cash flows in life-of-mine models feeding the impairment process:
  - Mine sites are designed with a significant margin of safety to endure extreme weather events, such as heavy rainfall, high winds, and temperature fluctuations. This engineering means that the structures and operational activities are more durable than what the average weather conditions would require, resulting in an increased level of resilience against the increasing severity and frequency of weather events predicted by climate change models.
- Estimates used in determining the environmental rehabilitation provision:
  - Rehabilitation designs are progressively adapted to address identified risks, including changing expectations of seasonal weather patterns.
  - Rehabilitation plans and estimates include long-term monitoring and maintenance protocols, which also serve to address unforeseen effects that may arise from a changing climatic patterns.
  - Inclusion of a contingency allowance or risk factor, which may encompass climate change impacts on rehabilitation success.
  - Rehabilitation and decommissioning works scheduling and costing considerations factor in weather conditions to mitigate risks of schedule and cost overruns.
- Determination of targets for the Group's Deferred Share Plan.

The significant impacts of climate-related strategic decisions are reflected in management's assessments and estimates, particularly concerning future cash flow projections supporting the recoverable amounts of mining assets once the strategic decisions have been approved by the Board, and the implementation of these is likely. While climate change considerations did not significantly affect key accounting judgements and estimates in the current year, the focus on climate-related strategic decisions, like decarbonisation projects and alternative energy sources, could potentially have a substantial impact in future periods, when entered into and concluded.

1.3 RESTATEMENTS

1.3.1 Corporate restructuring

As described in note 1.1, the corporate restructuring transaction was completed on 25 September 2023. The acquisition of AngloGold Ashanti Limited by AngloGold Ashanti plc did not constitute a business combination as defined by IFRS 3 'Business Combinations' and the predecessor accounting method was followed for the transaction using existing carrying values of assets and liabilities. This was because neither party to the transaction could be identified as the accounting acquirer and post the acquisition there was no change of economic substance or ownership in the Group. The shareholders of AngloGold Ashanti plc have the same commercial and economic interest as they had prior to the transaction and no new additional ordinary shares were issued as part of the transaction.

The corporate restructuring transaction was implemented on a share-for-share basis with 419,685,792 AngloGold Ashanti plc ordinary shares issued at a nominal value of $1.00 each. Following the transaction the consolidated financial statements of AngloGold Ashanti plc reflect that the transaction is in substance a continuation of the consolidated financial statements of AngloGold Ashanti Limited and the comparative information is presented as if the reorganisation had occurred at the beginning of the earliest period presented. In order to effect the reorganisation in the Group at the beginning of the earliest period presented, the share capital and share premium balances of AngloGold Ashanti Limited were represented to a reorganisation reserve. Post the corporate restructuring transaction, the reorganisation reserve was adjusted to reflect the issue of AngloGold Ashanti plc ordinary shares in exchange for AngloGold Ashanti Limited ordinary shares. Whilst the consolidated financial statements are a continuation of AngloGold Ashanti Limited, the share capital and share premium balances in the statement of changes in equity and statement of financial position for each of the financial years ended 31 December 2022 and 2021 have been represented to reflect the effect of the reorganisation. As a result of the corporate restructuring transaction, there were no changes to earnings per ordinary share (note 10) and dividends (note 11) for each of the financial years ended 31 December 2022 and 2021, as the earnings per ordinary share and dividends was based on the ordinary shares of AngloGold Ashanti Limited, the previous parent entity.

The following disclosures have been impacted by the corporate restructuring transaction:

- Segmental information (note 2): With the change in domicile of the Group's parent company from South Africa to the UK, the segment disclosures have been updated to reflect the country of domicile to be the UK. Comparative information has been restated.
- Taxation (note 9): With the change in domicile of the Group's parent company from South Africa to the UK, the Group tax rate reconciliation for 31 December 2023 has been prepared using the UK corporate tax rate of 25%. The comparative information is presented using the South African corporate tax rate of 28%.

Following the completion of the corporate restructuring transaction in September 2023, the Group's parent company changed from being a South African domiciled parent company to a UK parent company. As the functional currency of the UK parent company has been assessed to be USD, exchange differences of ZAR entities included in the Group arising on consolidation post the effective date of the corporate restructuring transaction, will be re-cycled through the income statement on disposal.

1.3.2 Prior period error in the calculation of a deferred tax asset with respect to the Obuasi mine and other restatements

In connection with the preparation of the Group's consolidated financial statements as of and for the financial year ended 31 December 2023, the Group concluded that its previously issued audited consolidated financial statements as of and for the financial year ended 31 December 2022 contained an error in the calculation related to the reported amount of the deferred tax asset with regard to the

Group Notes to the financial statements

For the year ended 31 December 2023

Obuasi mine. Additionally, the Group also corrected other errors which were not considered material to the previously issued financial statements for the periods ended 31 December 2022 and 2021.

The Group evaluated the effect of these prior period errors and determined that it needed to restate its consolidated financial statements as of and for the financial year ended 31 December 2022 and would restate its consolidated financial statements as of and for the financial year ended 31 December 2021, in both cases in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'. The aggregate restatement due to the error related to the reported amount of the deferred tax asset with regard to the Obuasi mine resulted in a reduction in profit for the financial year ended 31 December 2022 by $49m. The restatement due to the other errors which were also corrected resulted in a reduction in profit for the financial year ended 31 December 2022 by $16m and a reduction in profit for the financial year ended 31 December 2021 by $8m. The restatements had no impact on the Group's debt, the financial maintenance covenants in its credit facilities or its statement of cash flows.

The other errors which were corrected related to the following:

- Kibali - Equity-accounted losses adjustment recorded in 2021 ($6m) and 2022 ($3m);
- Geita - Foreign exchange adjustment on VAT receivable reclassified from 2022 to 2021 ($2m);
- Rand Refinery - Derivative fair value adjustment reclassified from 2022 to 2021 ($2m);
- Mineração Serra Grande - Impairment adjustment recorded in 2022 ($9m);
- Siguiri - Deferred stripping adjustment recorded in 2021 ($2m) and 2022 ($4m);
- Group - Reclassification of environmental rehabilitation provisions from non-current provisions to current provisions in 2021 ($29m) and 2022 ($38m);
- Group - Reclassification of lease liabilities from current liabilities to non-current liabilities in 2022 ($13m); and
- Group - Reclassification of short-term provisions from trade and other payables to environmental rehabilitation and other provisions in 2021 ($47m) and 2022 ($43m).

The impact of the above restatements on each financial statement line item is presented below.

The Group has voluntarily opted to revise the presentation of the statement of cash flows to reflect the indirect method in accordance with IAS 7 'Statement of Cash Flows'. This resulted in the removal of additional disclosures relating to 'receipts from customers' (2022: $4,517m; 2021: $4,054m) and 'payments to suppliers and employees' (2022: $3,273m; 2021: $2,701m) as previously included in the statement of cash flows.

In addition, in the financial risk management note (note 31), liquidity risk disclosures on trade and other payables were adjusted to exclude non-financial liabilities in 2021 ($150m) and 2022 ($145m).

Group Notes to the financial statements

For the year ended 31 December 2023

		2021			
US dollar millions	**Ref**	**As reported on 31 December 2021**	**1.3.1 Corporate restructuring**	**1.3.2 Other restatements**	**As restated on 31 December 2021**
Income statement					
Cost of sales	e	(2,857)	—	(2)	(2,859)
Gross profit	e	1,172	—	(2)	1,170
Foreign exchange and fair value adjustments	b	(43)	—	(3)	(46)
Share of associates and joint ventures' profit	a,c	249	—	(4)	245
Profit before taxation	a,b,c,e	958	—	(9)	949
Taxation	b	(312)	—	1	(311)
Profit for the year	a,b,c,e	646	—	(8)	638
Attributable to:					
Equity shareholders	a,b,c,e	622	—	(8)	614
Basic earnings per ordinary share (US cents)		148	—	(2)	146
Diluted earnings per ordinary share (US cents)		148	—	(2)	146
Headline earnings	a,b,c,e	612	—	(8)	604
Basic headline earnings per ordinary share (US cents)		146	—	(2)	144
Diluted headline earnings per ordinary share (US cents)		146	—	(2)	144
Statement of comprehensive income					
Total comprehensive income for the year, net of tax	a,b,c,e	541	—	(8)	533
Statement of financial position					
Tangible assets	e	3,493	—	14	3,507
Investments in associates and joint ventures	a,c	1,647	—	(4)	1,643
Non-current assets	a,c,e	5,857	—	10	5,867
					—
Trade, other receivables and other assets	b	260	—	(3)	257
Current assets	b	2,143	—	(3)	2,140
					—
Environmental rehabilitation and other provisions	f	729	—	(29)	700
Non-current liabilities	f	3,108	—	(29)	3,079
Trade and other payables	h	647	—	(47)	600
Environmental rehabilitation and other provisions	f,h	—	—	76	76
Current liabilities	f	798	—	29	827
Statement of changes in equity					
Share capital and premium		7,223	(7,223)	—	—
Reorganisation reserve		—	7,223	—	7,223
Accumulated losses	a,b,c,e	(1,904)	—	5	(1,899)
Shareholders' equity		4,042	—	5	4,047
Non-controlling interests	e	52	—	2	54
Total equity	a,b,c,e	4,094	—	7	4,101

Group Notes to the financial statements

For the year ended 31 December 2023

		2022				
US dollar millions	**Ref**	**As reported on 31 December 2022**	**1.3.1 Corporate restructuring**	**1.3.2 Obuasi deferred tax restatement**	**1.3.2 Other restatements**	**As restated on 31 December 2022**
Income statement						
Cost of sales	e	(3,362)	—	—	(4)	(3,366)
Gross profit	e	1,133	—	—	(4)	1,129
Impairment, derecognition of assets and profit (loss) on disposal	d	(304)	—	—	(11)	(315)
Foreign exchange and fair value adjustments	b	(128)	—	—	3	(125)
Share of associates and joint ventures' profit	a,c	166	—	—	(5)	161
Profit before taxation	a,b,c,d,e	489	—	—	(17)	472
Taxation	b,d	(173)	—	(49)	1	(221)
Profit for the year	a,b,c,d,e	316	—	(49)	(16)	251
Attributable to:						
Equity shareholders	a,b,c,d,e	297	—	(49)	(15)	233
Non-controlling interests	e	19	—	—	(1)	18
Basic earnings per ordinary share (US cents)		71	—	(12)	(4)	55
Diluted earnings per ordinary share (US cents)		71	—	(12)	(4)	55
Headline earnings	a,b,c,e	544	—	(49)	(6)	489
Basic headline earnings per ordinary share (US cents)		129	—	(12)	(1)	116
Diluted headline earnings per ordinary share (US cents)		129	—	(12)	(1)	116
Statement of comprehensive income						
Total comprehensive income for the year, net of tax	a,b,c,d,e	242	—	(49)	(17)	176
Statement of financial position						
Tangible assets	d,e	4,209	—	—	(1)	4,208
ventures	a,c	1,100	—	—	(9)	1,091
Deferred taxation		72	—	(49)	—	23
Non-current assets	a,c,d,e	5,927	—	(49)	(10)	5,868
Lease liabilities	g	102	—	—	13	115
Environmental rehabilitation and other provisions	f	634	—	—	(38)	596
Non-current liabilities	f,g	3,079	—	—	(25)	3,054
Lease liabilities	g	84	—	—	(13)	71
Trade and other payables	h	710	—	—	(43)	667
Environmental rehabilitation and other provisions	f,h	—	—	—	81	81
Current liabilities	f,g	859	—	—	25	884
Statement of changes in equity						
Share capital and premium		7,239	(7,239)	—	—	—
Reorganisation reserve		—	7,239	—	—	7,239
Accumulated losses	a,b,c,d,e	(1,715)	—	(49)	(10)	(1,774)
Foreign currency translation reserve	c	(1,440)	—	—	(1)	(1,441)
Shareholders' equity	a,b,c,d,e	4,100	—	(49)	(11)	4,040
Non-controlling interests	e	34	—	—	1	35
Total equity	a,b,c,d,e	4,134	—	(49)	(10)	4,075

Group Notes to the financial statements

For the year ended 31 December 2023

2. SEGMENTAL INFORMATION

AngloGold Ashanti's operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Under the Group's operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.

In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

Group Notes to the financial statements

For the year ended 31 December 2023

2.1. SEGMENTAL INFORMATION – Gold income

	Gold income		
US dollar millions	**2023**	**2022**	**2021**
Geographical analysis of gold income by origin is as follows:			
Africa (1)	**3,068**	2,981	2,644
Kibali - Attributable 45%	**668**	596	659
Iduapriem	**522**	443	361
Obuasi	**439**	431	204
Siguiri	**505**	591	545
Geita	**934**	920	875
Australia	**1,081**	967	890
Sunrise Dam	**495**	410	416
Tropicana - Attributable 70%	**586**	557	474
Americas	**999**	1,036	1,028
Cerro Vanguardia	**317**	319	279
AngloGold Ashanti Mineração (2)	**515**	557	600
Serra Grande	**167**	160	149
	5,148	4,984	4,562
Equity-accounted joint ventures included above	**(668)**	(596)	(659)
	4,480	4,388	3,903
Geographical analysis of gold income by destination is as follows:			
United Kingdom #	**2,223**	2,557	1,891
Foreign entities *	**2,257**	1,831	2,012
South Africa #	**120**	103	110
Ghana (3)	**169**	—	—
North America	**270**	409	699
South America	**31**	33	34
Australia	**1,081**	967	890
Europe	**586**	319	279
	4,480	4,388	3,903

* *Entities are considered foreign in relation to the Group's country of domicile. With the change in domicile of the Group's parent company from South Africa to the UK, as a result of the corporate restructuring in September 2023, the segment disclosures have been updated to reflect the country of domicile to be the United Kingdom. Comparative information has been restated.*

\# *The Siguiri gold production is sold through an agent to multiple customers, the destination which was previously not determinable, and as a result was allocated to the Other category in the geographical analysis (2022: $591m; 2021: $545m). In the current financial year, the agent was able to provide the geographical analysis for the gold income including the comparative periods, which have been reclassified to South Africa (2022: $100m; 2021: $100m) and the United Kingdom (2022: $491m; 2021: $445m) accordingly.*

The Group's revenue is mainly derived from gold income. Approximately 67% (2022: 67%; 2021: 66%) of the Group's total gold produced is sold to three customers of the Group: ANZ Investment Bank Ltd in Australia 24% (2022: 22%; 2021: 23%), Standard Chartered Bank in the United Kingdom 23% (2022: 31%; 2021: 34%), and JP Morgan Chase NA London in the United Kingdom 20% (2022: 14%; 2021: 9%). Due to the diversity and depth of the total gold market, the bullion banks do not possess significant pricing power.

Group Notes to the financial statements

For the year ended 31 December 2023

2.2. SEGMENTAL INFORMATION – By-product revenue

	By-product revenue		
US dollar millions	**2023**	**2022**	**2021**
Africa [1]	**5**	4	5
Kibali - Attributable 45%	**2**	1	2
Iduapriem	**—**	1	1
Obuasi	**1**	1	—
Siguiri	**—**	—	1
Geita	**2**	1	1
Australia	**4**	4	4
Sunrise Dam	**1**	1	1
Tropicana - Attributable 70%	**3**	3	3
Americas	**95**	106	119
Cerro Vanguardia	**93**	75	93
AngloGold Ashanti Mineração	**2**	31	26
	104	114	128
Equity-accounted joint ventures included above	**(2)**	(1)	(2)
	102	113	126

Group Notes to the financial statements

For the year ended 31 December 2023

2.3. SEGMENTAL INFORMATION – Cost of sales

	Cost of sales		
US dollar millions	**2023**	**2022 Restated [8]**	**2021 Restated [8]**
Africa [1]	**2,111**	2,008	1,652
Kibali - Attributable 45%	**372**	342	350
Iduapriem	**387**	314	238
Obuasi	**313**	266	164
Siguiri	**473**	492	412
Geita	**566**	594	488
Australia	**867**	783	740
Sunrise Dam	**399**	371	364
Tropicana - Attributable 70%	**438**	382	346
Administration and other	**30**	30	30
Americas	**931**	913	822
Cerro Vanguardia	**307**	273	261
AngloGold Ashanti Mineração	**453**	477	435
Serra Grande	**169**	162	123
Administration and other	**2**	1	3
Corporate and other	**4**	4	(5)
	3,913	3,708	3,209
Equity-accounted joint ventures included above	**(372)**	(342)	(350)
	3,541	3,366	2,859

Group Notes to the financial statements

For the year ended 31 December 2023

2.4. SEGMENTAL INFORMATION – Gross profit

	Gross profit [4]		
US dollar millions	**2023**	**2022 Restated [8]**	**2021 Restated [8]**
Africa [1]	**961**	977	997
Kibali - Attributable 45%	**297**	256	311
Iduapriem	**135**	130	124
Obuasi	**127**	165	41
Siguiri	**31**	99	133
Geita	**370**	327	388
Administration and other	**1**	—	—
Australia	**220**	188	153
Sunrise Dam	**99**	40	53
Tropicana - Attributable 70%	**151**	177	130
Administration and other	**(30)**	(29)	(30)
Americas	**162**	229	325
Cerro Vanguardia	**102**	122	111
AngloGold Ashanti Mineração	**63**	111	191
Serra Grande	**(2)**	(2)	26
Administration and other	**(1)**	(2)	(3)
Corporate and other	**(19)**	(9)	6
	1,324	1,385	1,481
Equity-accounted joint ventures included above	**(297)**	(256)	(311)
	1,027	1,129	1,170

Group Notes to the financial statements

For the year ended 31 December 2023

2.5. SEGMENTAL INFORMATION –Amortisation

	Amortisation		
US dollar millions	**2023**	**2022 Restated [(8)]**	**2021 Restated [(8)]**
Africa [(1)]	**419**	371	270
Kibali - Attributable 45%	**99**	95	105
Iduapriem	**129**	80	19
Obuasi	**61**	40	22
Siguiri	**39**	54	49
Geita	**91**	102	75
Australia	**163**	172	150
Sunrise Dam	**58**	54	60
Tropicana - Attributable 70%	**104**	117	88
Administration and other	**1**	1	2
Americas	**170**	185	161
Cerro Vanguardia	**39**	39	27
AngloGold Ashanti Mineração	**88**	106	108
Serra Grande	**43**	40	25
Administration and other	**—**	—	1
Corporate and other	**5**	4	3
	757	732	584
Equity-accounted joint ventures included above	**(99)**	(95)	(105)
	658	637	479

Group Notes to the financial statements

For the year ended 31 December 2023

2.6. SEGMENTAL INFORMATION – Total assets

	Total assets[5][6]		
US dollar millions	**2023**	**2022 Restated [8]**	**2021 Restated [8]**
Africa [1]	**4,414**	4,035	4,231
Kibali - Investment in joint venture and loan receivable	**1,066**	1,054	1,598
Iduapriem	**526**	436	386
Obuasi	**1,288**	1,219	1,036
Siguiri	**486**	457	477
Geita	**1,042**	864	729
Administration and other	**6**	5	5
Australia	**942**	960	1,034
Americas	**1,254**	1,395	1,573
Cerro Vanguardia	**524**	514	491
AngloGold Ashanti Mineração	**584**	625	781
Serra Grande	**127**	217	252
Administration and other	**19**	39	49
Projects	**833**	872	313
Colombian projects	**194**	244	211
North American projects	**639**	628	102
Corporate and other	**732**	751	856
	8,175	8,013	8,007

Group Notes to the financial statements

For the year ended 31 December 2023

2.7. SEGMENTAL INFORMATION – Non-current assets

	Non-current assets (7)		
US dollar millions	**2023**	**2022 Restated (8)**	**2021 Restated (8)**
Non-current assets considered material, by country are:			
United Kingdom	**58**	58	56
Foreign entities *	**5,823**	5,739	5,655
South Africa	**47**	40	65
DRC	**919**	1,054	1,598
Ghana	**1,512**	1,349	1,192
Tanzania	**706**	594	510
Australia	**752**	758	806
Brazil	**510**	648	796
United States	**636**	617	

* *Entities are considered foreign in relation to the Group's country of domicile. With the change in domicile of the Group's parent company from South Africa to the UK, as a result of the corporate restructuring in September 2023, the segment disclosures have been updated to reflect the country of domicile to be the United Kingdom. Comparative information has been restated.*

Group Notes to the financial statements

For the year ended 31 December 2023

2.8. SEGMENTAL INFORMATION – Capital expenditure

	Capital expenditure		
US dollar millions	**2023**	**2022**	**2021**
Africa [(1)]	**710**	576	506
Kibali - Attributable 45%	**85**	90	72
Iduapriem	**142**	146	105
Obuasi	**214**	159	168
Siguiri	**78**	27	38
Geita	**191**	154	123
Australia	**135**	202	185
Sunrise Dam	**47**	50	62
Tropicana - Attributable 70%	**87**	152	122
Administration and other	**1**	—	1
Americas	**254**	322	346
Cerro Vanguardia	**75**	66	69
AngloGold Ashanti Mineração	**124**	199	195
Serra Grande	**55**	57	82
Projects	**27**	17	52
Colombian projects	**11**	16	52
North American projects	**16**	1	—
Corporate and other	**1**	1	11
	1,127	1,118	1,100
Equity-accounted joint ventures included above	**(85)**	(90)	(72)
	1,042	1,028	1,028

(1) *Includes equity-accounted investments.*

(2) *Includes income from sale of gold concentrate of $267m (2022: nil; 2021: nil).*

(3) *With the introduction of new gold sales regulations in Ghana, 20% of gold produced in Ghana must be sold to the Bank of Ghana at arm’s length.*

(4) *The Group's segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.*

(5) *Total assets include allocated goodwill of $105m (2022: $105m; 2021: $111m) for Australia and nil (2022: nil; 2021: $8m) for Americas (note 14).*

(6) *For the year ended 31 December 2023, pre-tax net impairments and derecognition of assets of $227m were accounted for in the Americas ($207m) and in the Projects ($25m), partly offset by a profit on derecognition of assets in Africa ($5m). For the year ended 31 December 2022, pre-tax impairments and derecognition of assets of $319m were accounted for in the Americas ($315m) and Africa ($4m).*

(7) *Non-current assets exclude financial instruments, deferred tax assets and reimbursive right for post-retirement benefits.*

(8) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
3 REVENUE FROM PRODUCT SALES			
Revenue consists of the following principal categories:			
Gold income [2]	**4,480**	4,388	3,903
Spot market sales	**4,213**	4,388	3,903
Concentrate sales [1]	**267**	—	—
By-products [2]	**102**	113	126
	4,582	4,501	4,029

(1) *There have been no material provisional price adjustments for the year ended 31 December 2023.*

(2) *The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental information note (note 2).*

Accounting policies

Revenue from product sales comprises sales of:

- refined gold and doré bars;
- by-products including silver and sulphuric acid; and
- gold concentrate.

Revenue from spot market sales are recognised at a point in time when control of the goods passes to the customer and the performance obligations of transferring control have been met. Control of the goods passes to the customer on settlement date. The amount of revenue recognised reflects the consideration to which the entity is entitled in exchange for the goods transferred.

Sales of gold concentrate are recorded when control of ownership passes to the customer, net of refining and treatment charges. Control of ownership passes to the customer either at the warehouse, on the date of issuance of a holding certificate to the customer, or at the time of shipment, depending on the terms agreed with the customer. Sales prices are provisionally set on a specified future date after shipment, based on market prices. Revenue is recorded using forward market gold prices on the expected date that the final sales will be determined. Changes in the fair value as a result of changes in forward gold prices are classified as provisional price adjustments and included as a component of revenue.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022 Restated [2]	2021 Restated [2]
4 COST OF SALES			
Operating costs [1]	**2,680**	2,568	2,172
Royalties	**190**	185	162
Total operating costs	**2,870**	2,753	2,334
Retrenchment costs	**4**	6	2
Rehabilitation and other non-cash costs	**21**	—	38
Amortisation of tangible assets	**579**	555	413
Amortisation of right of use assets	**78**	81	63
Amortisation of intangible assets (note 14)	**1**	1	3
Inventory change	**(12)**	(30)	6
	3,541	3,366	2,859

(1) *Operating costs for 2023 include salaries and wages, stores and other consumables, fuel power and water, mining contractors (including variable lease payments), labour contractors (including variable lease payments) and consultants, and other expenses (credits).*

(2) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022 [2]	2021
5 OTHER EXPENSES (INCOME)			
Care and maintenance	**52**	—	45
Governmental fiscal claims	**15**	11	7
Legacy tailings storage facilities obligations	**52**	(16)	9
Pension and medical defined benefit	**6**	7	7
Royalties received	**(1)**	(2)	(2)
Retrenchment and related costs [1]	**15**	—	18
Legal fees and project costs	**(1)**	1	10
Other indirect taxes	**(14)**	11	18
Other income	**(20)**	—	—
Premium on settlement of bonds	**—**	—	24
	104	12	136

[1] *Includes retrenchment costs of $6m (2022: nil; 2021: $14m).*

[2] *Corporate restructuring costs of $14m have been reclassified on a separate line on the face of the income statement.*

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
6 FINANCE COSTS AND UNWINDING OF OBLIGATIONS			
Finance costs			
Finance costs on bonds, bank loans and other	**113**	102	109
Amortisation of fees	**6**	8	6
Lease finance charges	**12**	11	9
Less: interest capitalised	**–**	(2)	(14)
	131	119	110
Unwinding of obligations	**26**	30	6
Total finance costs and unwinding of obligations	**157**	149	116

The interest included within finance costs is calculated at effective interest rates.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
7 EMPLOYEE BENEFITS			
Salaries and wages [(1)]	**691**	656	609
Pension costs [(2)]	**20**	20	20
Share-based payment expense (note 8)	**15**	18	22
Other [(3)]	**26**	22	31
Included in cost of sales, other expenses and corporate administration, marketing and related expenses	**752**	716	682

[(1)] Salaries and wages includes Executive Directors' and Prescribed Officers' salaries and other benefits and retrenchment costs.

[(2)] Includes defined contribution pension costs.

[(3)] Includes current medical expenses and defined benefit post-retirement medical expenses.

The average number of attributable employees (including contractors) was:

Average number of employees	2023*	2022	2021
Africa	**21,734**	19,807	17,260
Australia	**1,741**	1,532	1,332
Americas	**8,565**	9,498	9,972
Other, including corporate and non-gold producing subsidiaries	**1,618**	1,757	1,997
Total	**33,658**	32,594	30,561

** The approximate number of contractors employed on average during 2023 was 19,615 (2022: 18,599; 2021: 16,384).*

Accounting policies

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises a liability and expense for termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
8 SHARE-BASED PAYMENTS			
Equity-settled share incentive schemes			
Deferred Share Plan (DSP)	**15**	18	22
Total share-based payment expense	**15**	18	22

Equity-settled incentive schemes

Previous equity schemes with outstanding awards exercisable included the Bonus Share Plan (BSP) and the Long-Term Incentive Plan (LTIP). The Deferred Share Plan (DSP) replaced all previous AngloGold Ashanti incentive schemes. Upon completion of the corporate restructuring in September 2023, the awards outstanding under the BSP and the LTIP were converted to awards with respect to AngloGold Ashanti plc awards and transferred to the DSP, with the terms and conditions remaining unchanged.

Bonus Share Plan (BSP)

Award date (unexercised awards)	2018
Calculated fair value (in ZAR)	119.14
Vesting date 50%	22 Feb 2019
Vesting date 50%	22 Feb 2020
Expiry date	22 Feb 2028

Number of shares	2023	2022	2021
Awards outstanding at beginning of year	**626,522**	849,683	1,005,977
Awards lapsed during the year	**—**	(3,581)	—
Awards exercised during the year	**(255,894)**	(219,580)	(156,294)
Awards transferred to DSP Scheme	**(370,628)**	—	—
Awards outstanding and exercisable at end of year	**—**	626,522	849,683

Long-Term Incentive Plan (LTIP)

Award date (unexercised awards)	2015
Calculated fair value (in ZAR)	129.94
Vesting date	3 Mar 2018
Expiry date	3 Mar 2025

Number of shares	2023	2022	2021
Awards outstanding at beginning of year	**62,708**	109,229	111,562
Awards exercised during the year	**(33,899)**	(46,521)	(2,333)
Awards transferred to DSP Scheme	**(28,809)**	—	—
Awards outstanding and exercisable at end of year	**—**	62,708	109,229

Deferred Share Plan (DSP)

The DSP was implemented with effect from 1 January 2018, with the first awards for the scheme allocated in March 2019. This represents a single scheme under which share awards have been allocated to certain employees from 2019 through early 2024, vesting equally over a period of 2, 3 and 5 years depending on the level of seniority of the participant.

Award date (unvested awards and awards vested during the year)	2023	2022	2021
Calculated fair value (in ZAR)	**317.99**	335.04	308.97
Award date	**24 Feb 2023**	24 Feb 2022	24 Feb 2021
Expiry date	**25 Feb 2033**	24 Feb 2032	25 Feb 2031

Group Notes to the financial statements

For the year ended 31 December 2023

Deferred Share Plan (DSP) CONTINUED

Number of shares	2023	2022	2021
Awards outstanding at beginning of year	**2,483,608**	2,692,383	2,289,762
Awards granted during the year	**1,317,385**	793,955	1,185,348
Awards lapsed during the year	**(224,391)**	(163,697)	(322,814)
Awards exercised during the year	**(863,641)**	(839,033)	(459,913)
Awards transferred from BSP scheme	**370,628**	—	—
Awards transferred from LTIP scheme	**28,809**	—	—
Awards outstanding at end of year	**3,112,398**	2,483,608	2,692,383
Awards exercisable at end of year	**1,157,900**	693,211	588,694

Accounting policies

The Group's management awards certain employee bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the Group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022 Restated [6]	2021 Restated [6]
9 TAXATION			
Current taxation			
Current year	**233**	199	251
Prior year (over) under provision	**(17)**	32	(4)
Impairment and disposal of tangible assets	**1**	—	1
	217	231	248
Deferred taxation			
Current year	**67**	43	51
Change in estimate	**25**	3	6
Prior year under provision	**10**	4	4
Impairment and disposal of tangible assets	**(34)**	(60)	—
Change in statutory tax rate	**—**	—	2
	68	(10)	63
	285	221	311

US dollar millions	2023	2022 Restated [6]	2021 Restated [6]
Reconciliation to UK taxation rate [1]			
Implied tax charge at 25% (2022: 28%; 2021: 28%)	**16**	132	266
Increase (decrease) due to:			
Expenses not tax deductible [2]	**90**	83	22
Share of associates and joint ventures' profit	**(52)**	(45)	(69)
Tax rate differentials [3] and withholding taxes [4]	**63**	31	54
Exchange variations and translation adjustments	**(17)**	—	6
Current year tax losses (expense) not recognised:			
Obuasi	**22**	(64)	6
AngloGold Ashanti Holdings plc	**26**	24	25
North America	**38**	22	13
Siguiri [5]	**(6)**	(27)	(37)
SA Corporate	**3**	20	18
Change in planned utilisation of deferred tax assets and impact of estimated deferred tax rate change	**25**	3	6
Restructuring costs	**79**	4	—
Tax allowances	**4**	—	—
Impact of statutory tax rate change	**—**	—	2
Adjustment in respect of prior years	**(7)**	36	—
Other	**1**	2	(1)
Income tax expense	**285**	221	311

(1) *With the change in domicile of the Group's parent company from South Africa to the UK, as a result of the corporate restructuring in September 2023, the Group tax rate reconciliation for 31 December 2023 has been prepared using the enacted UK corporate tax rate of 25%. The comparative information is presented using the South African corporate tax rate of 28%.*

(2) *Includes non-deductible corporate, legal, project, exploration and rehabilitation costs, impairments in Brazil and Colombia and British Virgin Islands group losses.*

(3) *Due to different tax rates in various jurisdictions, primarily Tanzania, Ghana, Guinea, Australia, Brazil and Argentina.*

(4) *Withholding taxes on dividends paid.*

(5) *Siguiri current tax expense not recognised due to tax holiday.*

(6) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

9. TAXATION CONTINUED

Organisation for Economic Co-operation and Development (OECD) Pillar Two model rules

The Group is within the scope of the OECD Pillar Two model rules as the Pillar Two legislation was enacted on 11 July 2023 in the UK, the jurisdiction in which the Group's parent company is incorporated, and will come into effect from 1 January 2024. Since the legislation was not effective at the reporting date, the Group has no related current tax exposure. The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate. Based on the assessment carried out so far, most jurisdictions relevant to the Group have a Pillar Two effective tax rate that exceeds 15%, however, there are a limited number of jurisdictions where the Pillar Two effective tax rate may be lower than 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions, with an estimated exposure ranging between $9m to $13m.

Due to the complexities in applying the Pillar Two legislation and calculating Pillar Two income, the Group is still in the process of finalising its exposure to the Pillar Two legislation for when it comes into effect. Therefore, even for those entities with an accounting effective tax rate above 15%, there might still be Pillar Two tax implications.

Unrecognised deferred tax assets

US dollar millions	2023	2022 Restated [(1)]	2021 Restated [(1)]
Analysis of unrecognised tax losses			
Available to be utilised against future profits			
- utilisation required within one year	**108**	107	54
- utilisation required between one and two years	**1,037**	100	177
- utilisation required between two and five years	**191**	1,180	1,380
- utilisation required between five and twenty years	**1,035**	956	989
- utilisation in excess of twenty years	**835**	588	449
	3,206	2,931	3,049

At the statutory tax rates, the unrecognised value of deferred tax assets is: $921m (2022: $801m; 2021: $847m), mainly relating to tax losses incurred in the United Kingdom, North America, Ghana, Colombia and South Africa.

(1) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The Group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the Group's business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the Group.

Argentina – Cerro Vanguardia SA

The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $1m (2022: $4m; 2021: $7m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 December 2023. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Group Notes to the financial statements

For the year ended 31 December 2023

9 TAXATION CONTINUED

Brazil – AngloGold Ashanti Mineração and Serra Grande

The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. Serra Grande received tax assessments of $39m (2022: $23m; 2021: $19m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia – La Colosa

The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $8m (2022: $42m; 2021: $74m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court (Council of State) issued a ruling that duplicate penalties may not be charged. The impact of the ruling was that certain penalties were waived.

In 2022, the Supreme Administrative Court (Council of State) ruled against the Company upon appeal and ordered it to pay $34m of additional taxes (which included interest) in respect of the 2010 and 2011 tax returns, but it fully waived any related penalties. A revised tax reform was adopted in December 2022 in Colombia, which may lead to a reduction of interest charged on outstanding tax obligations in certain circumstances. In February 2023, the Company paid $25m of additional taxes (which included interest) in respect of the 2011 income and equity tax returns, after taking into account a reduction of $6m in interest under the tax reform, in full settlement of the 2011 income and equity tax claims. In April 2023, the Company paid $3m of additional taxes (which included interest) in full settlement of the 2010 income tax claim. In February 2024, the Administrative Court of Cundinamarca ruled against the Company’s tax treatment of exploration expenditure in respect of its 2013 tax return. The Company plans to appeal this ruling to the Supreme Administrative Court (Council of State) for resolution, which may take up to two years to be resolved. The Company’s lawsuit with respect to its 2014 tax return is still pending before the Administrative Court of Cundinamarca. Penalties of $8m (2022: $8m; 2021: $9m) pertaining to the 2013 and 2014 tax years were not recognised as a provision and are considered to be contingent, awaiting final judgement from the Colombian Courts.

Guinea – Siguiri

The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totalling $8m (attributable) (2022: $8m (attributable); 2021: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (2022: $2m (attributable); 2021: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings have been held to date.

Mali – Yatela and AngloGold Ashanti Mali Services

The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totalling $3m (attributable) (2022: $4m (attributable); 2021: $4m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania – Geita Gold Mine

The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2022 amounting to $369m (2022: $318m; 2021: $291m) including adjusted tax assessments relating to the 2022 tax year, which was received in January 2024 totalling $44m. In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $23m (2022: $24m; 2021: $25m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The Group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Group Notes to the financial statements

For the year ended 31 December 2023

9 TAXATION CONTINUED

Significant accounting judgements and estimates

The Group tax reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rate, prepared in accordance with IAS 12 ‘Income Taxes’, applies the UK domestic corporate tax rate of 25% for the 2023 year.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on detailed cash flow forecasts for at least 12 months and updated life-of-mine plan models with longer term cash flow projections from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flow projections and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Accounting policies

Deferred taxation is recognised on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or an acquisition that is a business combination.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date. Interest and penalties, if any, are recognised in the income statement as part of taxation expense if based on the specific facts and circumstances, the entity has determined that the interest (receivable or payable) and penalties payable to the tax authorities are an income tax.

Group Notes to the financial statements

For the year ended 31 December 2023

US cents per share	2023	2022 Restated [(4)]	2021 Restated [(4)]
10 (LOSS) EARNINGS PER ORDINARY SHARE			
Basic (loss) earnings per ordinary share	**(56)**	55	146
The calculation of basic (loss) earnings per ordinary share is based on (loss)/profits attributable to equity shareholders of ($235m) (2022: $233m; 2021: $614m) and 421,105,111 (2022: 420,197,062; 2021: 419,755,627) shares being the weighted average number of ordinary shares in issue during the financial year.			
Diluted (loss) earnings per ordinary share	**(56)**	55	146
The calculation of diluted (loss) earnings per ordinary share is based on (loss)/profits attributable to equity shareholders of ($235m) (2022: $233m; 2021: $614m) and 421,105,111 (2022: 420,869,866; 2021: 420,056,703) shares being the diluted number of ordinary shares.			

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

Number of shares [(1)]	2023	2022	2021
Weighted average number of ordinary shares [(2)]	**421,105,111**	420,197,062	419,755,627
Dilutive potential of share options [(3)]	**—**	672,804	301,076
Diluted weighted average number of ordinary shares	**421,105,111**	420,869,866	420,056,703

(1) *As a result of the corporate restructuring transaction there were no changes to earnings per ordinary share for each of the financial years ended 31 December 2022 and 2021, as it was based on the ordinary shares of AngloGold Ashanti Limited, the previous parent entity.*

(2) *Employee compensation awards are included in basic earnings per ordinary share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.*

(3) *Effect of share options for 2023 is anti-dilutive.*

(4) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

US dollar millions	2023	2022 Restated [(4)]	2021 Restated [(4)]
Headline (loss) earnings [(1)]			
The profit attributable to equity shareholders was adjusted by the following to arrive at headline (loss) earnings :			
(Loss) profit attributable to equity shareholders	(235)	233	614
Impairment of tangible assets, right of use assets and investment in joint venture, net	165	256	2
Impairment of tangible and right of use assets	192	315	2
Impairment of investment in joint venture	1	1	—
Taxation on impairment of tangible assets, right of use assets and investment in joint venture	(28)	(60)	—
Profit (loss) on derecognition and disposal of tangible assets, net	24	—	(12)
Loss on derecognition of assets	35	4	4
Profit on disposal of tangible assets	(6)	(4)	(17)
Taxation on derecognition and disposal of tangible assets	(5)	—	1
	(46)	489	604
Headline earnings (loss) per ordinary share [(1)]		US Cents	
Headline (loss) earnings per ordinary share [(2)]	**(11)**	116	144
Diluted headline (loss) earnings per ordinary share [(3)]	**(11)**	116	144

(1) *The financial measures "headline (loss) earnings" and "headline earnings per share" are not calculated in accordance with IFRS. These measures are calculated according to the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA) at the request of the JSE Limited (JSE). These measures, however, are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the U.S. Securities and Exchange Commission (SEC) applicable to the use and disclosure of Non-GAAP financial measures.*

(2) *Calculated on the basic weighted average number of ordinary shares.*

(3) *Calculated on the diluted weighted average number of ordinary shares.*

(4) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
11 DIVIDENDS			
Ordinary shares [(1)] [(2)]			
Dividend number 122 of 705 SA cents per share was declared on 22 February 2021 and paid on 26 March 2021 (48 US cents per share)			199
Dividend number 123 of 87 SA cents per share was declared on 6 August 2021 and paid on 10 September 2021 (6 US cents per share)			25
Dividend number 124 of 217 SA cents per share was declared on 22 February 2022 and paid on 25 March 2022 (15 US cents per share)		62	
Dividend number 125 of 493 SA cents per share was declared on 5 August 2022 and paid on 9 September 2022 (28 US cents per share)		119	
Dividend number 126 of 322 SA cents per share was declared on 22 February 2023 and paid on 31 March 2023 (18 US cents per share)	**76**		
Dividend number 127 of 70 SA cents per share was declared on 4 August 2023 and paid on 8 September 2023 (4 US cents per share)	**15**		
	91	181	224

(1) *The dividend payout was based on the ordinary shares of AngloGold Ashanti Limited, the previous parent entity. See note 1.3.1.*

(2) *For proposed dividends subsequent to year end, refer to note 34.*

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS

US dollar millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings (2)	Total
Cost							
Balance at 1 January 2021	4,325	3,953	188	9	566	112	9,153
Additions (5)	342	17	—	5	644	19	1,027
Finance costs capitalised (3)	—	—	—	—	14	—	14
Disposals	(2)	(23)	—	—	—	(5)	(30)
Derecognition of assets (6)	(74)	(310)	—	—	—	—	(384)
Transfers and other movements (1)	232	103	—	(2)	(320)	—	13
Translation	(107)	(6)	(3)	—	(5)	—	(121)
Balance at 31 December 2021 Restated (4)	4,716	3,734	185	12	899	126	9,672
Accumulated amortisation and impairments							
Balance at 1 January 2021	3,119	2,930	156	5	26	—	6,236
Amortisation for the year	246	166	6	2	—	—	420
Impairment of assets	—	2	—	—	—	—	2
Disposals	(1)	(22)	—	—	—	—	(23)
Derecognition of assets (6)	(74)	(306)	—	—	—	—	(380)
Transfers and other movements (1)	(4)	(1)	—	—	—	—	(5)
Translation	(78)	(4)	(3)	—	—	—	(85)
Balance at 31 December 2021 Restated (4)	3,208	2,765	159	7	26	—	6,165
Net book value at 31 December 2021 Restated (4)	1,508	969	26	5	873	126	3,507
Cost							
Balance at 1 January 2022 Restated	4,716	3,734	185	12	899	126	9,672
Additions (5)	407	8	—	1	610	2	1,028
Acquisition of assets	—	—	614	—	—	—	614
Finance costs capitalised (3)	—	—	—	—	2	—	2
Disposals	(2)	(14)	—	—	—	—	(16)
Derecognition of assets (6)	(12)	(22)	—	—	(1)	—	(35)
Transfers and other movements (1)	302	401	—	(1)	(752)	1	(49)
Translation	(120)	(8)	(4)	—	(1)	—	(133)
Balance at 31 December 2022 Restated (4)	5,291	4,099	795	12	757	129	11,083
Accumulated amortisation and impairments							
Balance at 1 January 2022 Restated	3,208	2,765	159	7	26	—	6,165
Amortisation for the year	378	174	8	1	—	—	561
Impairment of assets	114	152	16	—	—	8	290
Disposals	(1)	(14)	—	—	—	—	(15)
Derecognition of assets (6)	(11)	(20)	—	—	(1)	—	(32)
Transfers and other movements (1)	—	—	—	—	1	—	1
Translation	(86)	(5)	(3)	(1)	—	—	(95)
Balance at 31 December 2022 Restated (4)	3,602	3,052	180	7	26	8	6,875
Net book value at 31 December 2022 Restated (4)	1,689	1,047	615	5	731	121	4,208

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS CONTINUED

US dollar millions	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings[2]	Total
Cost							
Balance at 1 January 2023	5,291	4,099	795	12	757	129	11,083
Additions	423	10	—	—	607	2	1,042
Disposals	(2)	(43)	—	(4)	(23)	(22)	(94)
Derecognition of assets	(5)	(183)	—	—	—	—	(188)
Transfers and other movements [1]	415	456	—	—	(873)	7	5
Translation	1	(1)	—	—	(1)	—	(1)
Balance at 31 December 2023	6,123	4,338	795	8	467	116	11,847
Accumulated amortisation and impairments							
Balance at 1 January 2023	3,602	3,052	180	7	26	8	6,875
Amortisation for the year	410	171	—	1	—	—	582
Impairment of assets	77	72	—	1	56	14	220
Impairment reversals of assets	(27)	(7)	—	—	—	(1)	(35)
Disposals	(2)	(43)	—	(3)	—	(9)	(57)
Derecognition of assets	(3)	(149)	—	—	—	—	(152)
Transfers and other movements [1]	2	(11)	—	—	—	—	(9)
Translation	4	—	—	—	—	—	4
Balance at 31 December 2023	4,063	3,085	180	6	82	12	7,428
Net book value at 31 December 2023	2,060	1,253	615	2	385	104	4,419

(1) *Transfers and other movements include amounts from deferred stripping, changes in estimates of decommissioning assets and asset reclassifications.*

(2) *Assets of $7m (2022: $7m; 2021: $6m) have been pledged as security.*

(3) *The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was nil (2022: 4.96%; 2021: 4.52%).*

(4) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

(5) *Additions which previously included disclosure for sustaining and non-sustaining capital expenditure, are now reflected as total additions.*

(6) *Derecognition of assets were previously included in the transfers and other movements line.*

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS CONTINUED

Net impairment, derecognition of assets and profit (loss) on disposal:

US dollar millions	Tangible Assets	Right of Use Assets	Goodwill	Total
	2023			
Group income statement				
Impairment of assets	(220)	(10)	—	(230)
Reversal of impairment of assets	35	3	—	38
Derecognition of assets	(36)	1	—	(35)
Net profit (loss) on disposal of assets	6	—	—	6
Net impairment, derecognition of assets and profit (loss) on disposal	(215)	(6)	—	(221)
	2022			
Group income statement				
Impairment of assets (Restated [(1)])	(290)	(17)	(8)	(315)
Derecognition of assets	(3)	(1)	—	(4)
Net profit (loss) on disposal of assets	4	—	—	4
Net impairment, derecognition of assets and profit (loss) on disposal	(289)	(18)	(8)	(315)
	2021			
Group income statement				
Impairment of assets	(2)	—	—	(2)
Derecognition of assets	(4)	—	—	(4)
Net profit (loss) on disposal of assets	17	—	—	17
Net impairment, derecognition of assets and profit (loss) on disposal	11	—	—	11

(1) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Impairment calculation assumptions – goodwill, tangible, right of use and intangible assets

The Group's non-financial assets, other than inventories and deferred tax assets, are assessed for impairment or reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Assumptions used for the impairment calculations:

- The gold price assumption used in the impairment calculations represents management's best estimate of the expected real short-term and long-term future price of gold based on consensus outlooks.
- The exchange rate assumption used in the impairment calculation of Sunrise Dam (refer to note 14) represents management's best estimate of the expected short-term and long-term exchange rates based on consensus outlooks.

Assumptions	Real gold price per oz		Exchange rate (A$/US$)	
	2023	2022	2023	2022
Year 1	**1,995**	1,785	**0.68**	0.70
Year 2	**1,998**	1,777	**0.71**	0.70
Year 3	**1,785**	1,763	**0.72**	0.71
Year 4	**1,694**	1,729	**0.70**	0.71
Year 5	**1,666**	1,710	**0.70**	0.71
Long-term	**1,666**	1,731	**0.70**	0.71

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS CONTINUED

Annual life-of-mine plans take into account the following:

- Proven and Probable Mineral Reserve;
- Value beyond Proven and Probable Mineral Reserve (including exploration potential) determined using the gold price assumption referred to above and applying an appropriate conversion factor to such values, where applicable;
- Foreign currency cash flows translated at estimated exchange rates, based on consensus outlooks, and then discounted using appropriate discount rates for that currency;
- Cash flows used in impairment calculations are based on life-of-mine plans which range from 4 years to 26 years; and
- Variable operating cash flows are increased at local Consumer Price Index rates.

Córrego do Sítio (CdS)

CdS is owned and operated by AngloGold Ashanti Mineração ("AGA Mineração") in Brazil. The CdS mine has been in operation since 1989 and consists of open pit and underground mines. Due to the challenging operating results, management assessed various options related to the CdS mine cash generating unit (CGU), and finally took the decision to place CdS on care and maintenance in August 2023. In 2022, an impairment loss of $151m ($189m gross of taxes) was recognised in respect of the CdS mine CGU. During 2023, further impairment losses of $32m ($47m gross of taxes) was recognised on the remaining asset balances. The impairment losses in 2022 and 2023 were recognised and included in the Americas segment.

Cuiabá

Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. In 2022, an impairment loss of $57m ($70m gross of taxes) was recognised in respect of the Cuiabá mine CGU due to the temporary suspension of filtered tailings deposition on the Calcinados TSF and processing of gold concentrate at the Queiroz metallurgical plant. During 2023, Cuiabá recognised further impairment losses of $45m ($53m gross of taxes) largely due to the ongoing suspension of operating activities at the Queiroz metallurgical plant while additional engineering and geotechnical work at the related Calcinados TSF was completed, and a decision not to restart operations during the dry season (contrary to what was originally planned).

At 31 December 2023 Cuiabá mine CGU recognised an impairment reversal of $28m ($38m gross of taxes) related to the prior year impairment. The current year impairment on the Queiroz metallurgical plant was not considered for reversal. The impairment reversal was largely due to certainty in the processing of gold concentrate and improved operating results at the Cuiabá mine. The recoverable amount of $438m was determined with reference to the CGUs fair value less costs to dispose derived from a discounted cash flow model, using a discount rate of 8.2% (Dec 2022: 8.5%), compared to the CGUs carrying amount of $184m. This is a level 3 fair value measurement. The impairment loss in 2022 and the net impairment reversal in 2023 were recognised and included in the Americas segment.

Serra Grande

Mineração Serra Grande (Serra Grande) is wholly-owned by AngloGold Ashanti and is located in the northwest of Goiás State, central Brazil. It has been in operation since 1986 and consists of three underground and two open pit mines. The property is currently in the production stage. In 2022, an impairment loss of $48m ($56m gross of taxes) was recognised in respect of the Serra Grande CGU largely due to a projection of lower grades and ounces and an increase in the interest rates which resulted in an increased discount rate. The Serra Grande CGU recognised further impairment losses of $90m ($105m gross of taxes) during December 2023 largely due to continued projections of lower grades and ounces. The recoverable amount of $39m was determined with reference to the CGU's fair value less costs to dispose derived from a discounted cash flow model, using a discount rate of 7% (Dec 2022: 8.5%), compared to the CGU's carrying amount of $129m. This is a level 3 fair value measurement. The impairment losses in 2022 and 2023 were recognised and included in the Americas segment.

Gramalote

In September 2023, AngloGold Ashanti completed the sale of its entire 50% indirect interest in the Gramalote project to B2Gold Corporation effective 5 October 2023. During 2023, Gramalote recognised an impairment loss of $25m ($25m gross of taxes) as the recoverable amount of Gramalote, based on its fair value less costs to dispose, was lower than its carrying value. The recoverable amount of $42m was determined with reference to the cash payments in the sale transaction, derived from a discounted cash flow model, using a discount rate of 9.3%, compared to the carrying amount of $67m. This is a level 3 fair value measurement. The impairment loss was recognised and included in the Projects segment.

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS CONTINUED

Impairment allocation

Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Exploration and evaluation costs	Mineral Rights and Dumps	Assets under construction	Land and buildings	Total Tangible Asset Impairment	Goodwill	Right of use assets	Total Impairment
US dollar millions	**2023**									
Americas segment										
CdS	**30**	**9**	**—**	**—**	**5**	**1**	**45**	**—**	**2**	**47**
Cuiabá	**(27)**	**17**	**—**	**—**	**29**	**(1)**	**18**	**—**	**(3)**	**15**
Serra Grande	**47**	**39**	**—**	**—**	**7**	**4**	**97**	**—**	**8**	**105**
Projects										
Gramalote	**—**	**—**	**1**	**—**	**15**	**9**	**25**	**—**	**—**	**25**
	50	**65**	**1**	**—**	**56**	**13**	**185**	**—**	**7**	**192**
	2022									
Americas segment										
CdS	58	98	—	16	—	6	178	—	11	189
Cuiabá	34	30	—	—	—	1	65	—	5	70
Serra Grande	22	24	—	—	—	1	47	8	1	56
	114	152	—	16	—	8	290	8	17	315

Sensitivity analysis - impairment of assets

The assumptions that have the most influence on the impairment assessments and the life-of-mine plans which form the basis of the assessment is the expected gold commodity price and discount rate.

Management determined a reasonably possible change of 6.9% in the gold price assumptions based on the standard deviation of both AngloGold Ashanti's gold price assumption over the past five years and market analysts' forecasted long-term assumptions. A 6.9% movement in the gold price (with all other variables held constant) would have resulted in the following increase (decrease) in recoverable amount of the CGU as at 31 December 2023:

US dollar millions	2023
6.9% increase	
Serra Grande	**39**
Cuiabá	**158**
6.9% decrease	
Serra Grande (decrease limited to carrying value)	**(39)**
Cuiabá	**(189)**

Management determined a reasonable possible change of 100 basis points, based on the Group's weighted average cost of capital rate over the past five financial years. A 100 basis point movement in the discount rate (with all other variables held constant) would have resulted in the following (decrease) increase in recoverable amount of the CGU as at 31 December 2023:

US dollar millions	2023
100 basis point increase	
Serra Grande	**(1)**
Cuiabá	**(36)**
100 basis point decrease	
Serra Grande	**1**
Cuiabá	**41**

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS CONTINUED

Significant accounting judgements and estimates

Amortisation

The majority of mining assets are amortised using the units-of-production method (on an ounces basis) where the mine operating plan calls for production from a well-defined Proven and Probable Mineral Reserve.

For other tangible assets, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on Proven and Probable Mineral Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine as follows:

- plant and machinery up to life-of-mine;
- equipment and motor vehicles up to five years; and
- computer equipment up to three years.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on Proven and Probable Mineral Reserve. This would generally arise from the following factors:

- changes in Proven and Probable Mineral Reserve;
- the grade of Mineral Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Changes in Proven and Probable Mineral Reserve could similarly impact the useful lives of assets amortised on the straight-line method, where those lives are limited to the life of the mine.

Stripping costs

The Group has a number of surface mining operations that are in the production phase for which production stripping costs are incurred. The benefits that accrue to the Group as a result of incurring production stripping costs include (a) ore that can be used to produce inventory and (b) improved access to a component of the ore body that will be mined in future periods.

Components of the various ore bodies at the operations of the Group are determined based on the geological areas identified for each of the ore bodies and are reflected in the Mineral Reserve reporting of the Group. In determining whether any production stripping costs should be capitalised as a stripping activity asset, the Group uses the average stripping ratio measure as an indicator of the quantum of production stripping costs that should be capitalised. Once determined that any portion of the production stripping costs should be capitalised, the Group determines the amount of the production stripping costs that should be capitalised with reference to the average mine costs per tonne of the component and the actual waste tonnes that should be deferred.

The average mine cost per tonne of the component is calculated as the total expected costs to be incurred to mine the relevant component of the ore body, divided by the number of tonnes expected to be mined from the component. The average mine cost per tonne of the component to which the stripping activity asset relates are recalculated annually in the light of additional knowledge and changes in estimates.

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions that may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Group Notes to the financial statements

For the year ended 31 December 2023

Impairment

If there are impairment indicators, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used in impairment calculations, which are based on life-of-mine-- plans, are inherently uncertain and could materially change over time and impact the recoverable amount. Life-of-mine plans range from 4 years to 26 years. The cash flows are significantly affected by a number of factors including published Mineral Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future metal prices, discount rates, foreign currency exchange rates, estimates of costs to produce Mineral Reserve and future capital expenditure. The discount rate used is the weighted average cost of capital (WACC), which is derived from a pricing model. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. The estimated future cash flows and discount rates are post-tax.

Production start date

The Group assesses the stage of each mine construction project to determine when a project moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The Group considers various relevant criteria to assess when the construction project is substantially complete and ready for its intended use and moves into the production stage. The criteria used in the assessment would include, but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the constructed asset;
- adequacy of stope face;
- ability to produce metals in saleable form (within specifications); and
- ability to sustain ongoing production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development, deferred stripping activities, or ore reserve development.

Mineral Reserve estimates

The Group reports its Mineral Resource and Mineral Reserve in accordance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). A Mineral Reserve estimate is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. In order to estimate the Mineral Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Mineral Reserve requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

With the change in the economic assumptions used to estimate the Mineral Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Mineral Reserve may change from period to period. Changes in the reported Mineral Reserve may affect the Group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production method, or where the useful economic lives of assets change;
- overburden removal costs, including production stripping activities, recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production method of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Mineral Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS CONTINUED

Accounting policies

Tangible assets are recorded at cost less accumulated amortisation, accumulated impairments and reversal of impairments. Cost includes the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life. For assets not amortised on the units-of-production method, amortisation is calculated on a straight line basis over its expected useful life.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to define further mineralisation in existing ore bodies and, to expand the capacity of a mine. Mine development costs include acquired Proven and Probable Mineral Reserve at cost at the acquisition date. These costs are amortised from the date on which the assets are ready for use as intended by management.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated Proven and Probable Mineral Reserve. The Proven and Probable Mineral Reserve reflects estimated quantities of Mineral Reserve which can be recovered economically in the future from known mineral deposits.

Capitalised mine development costs also include stripping activity assets relating to production stripping activities incurred in the production phase of open-pit operations of the Group. Stripping activity assets are amortised on a units-of-production method based on the Mineral Reserve of the component of the orebody to which these assets relate. Amortisation of stripping activity assets is included in cost of sales.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated Proven and Probable Mineral Reserve.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated Proven and Probable Mineral Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All pre-licence and exploration costs, including geological and geographical costs, labour, Mineral Resource and exploratory drilling cost, are expensed as incurred, until it is concluded that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, several different sources of information are used depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information used to make that determination depends on the level of exploration:

- Costs on greenfield sites, being those where the Group does not have any mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of Proven and Probable Mineral Reserve at this location;
- Costs on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed under the planned method of extraction, are expensed as incurred until the Group is able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased inclusive Proven and Probable Mineral Resource after which the expenditure is capitalised as mine development cost; and
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as mine development cost.

Costs relating to property acquisitions are capitalised within mine development costs.

Group Notes to the financial statements

For the year ended 31 December 2023

12 TANGIBLE ASSETS CONTINUED

Impairment of non-financial assets

The Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, to determine whether there is any indication of impairment. An impairment test is performed annually on all goodwill, intangible assets not yet in use and intangible assets with indefinite useful lives irrespective of whether any impairment indicators have been identified.

For non-financial assets or cash generating units (CGUs), in circumstances in which indicators of impairment are identified, a formal impairment test is required to be carried out. The impairment test compares the assets or CGUs carrying amount with its recoverable amount. The recoverable amount is the higher of the amounts calculated under the fair value less cost of disposal and value in use approaches.

The future cash flows are adjusted for risks specific to the asset and is adjusted where applicable to consider any specific risks relating to the country where the asset or cash-generating unit is located. Future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money.

A CGU is the smallest identifiable Group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The composition and nature of the Group's CGUs vary and is determined largely by identifying the smallest identifiable group of assets that generates independent cash inflows and factors specific to the Group's mining operations. The Group's CGUs are generally at the individual mine level, with some operating mines consisting of a combination of shafts and/or pits.

Exploration assets are tested for impairment whenever facts and circumstances indicate that the carrying amount is not recoverable. Assets will be allocated to CGUs or groups of CGUs based on how the entity manages its operations i.e., by mineral within a specific geographic area. An impairment loss is recognised for the amount by which the assets or CGUs carrying amount exceeds their recoverable amount.

At the reporting date the Group assesses whether any of the indicators which gave rise to previously recognised impairments have changed such that the impairment loss no longer exists or may have decreased. The impairment loss is then assessed on the original factors for reversal and if indicated, such reversal is recognised.

Group Notes to the financial statements

For the year ended 31 December 2023

13 RIGHT OF USE ASSETS AND LEASE LIABILITIES

RIGHT OF USE ASSETS

US dollar millions	Mine infrastructure	Land and buildings	Total
Cost			
Balance at 1 January 2021	233	24	257
Additions	95	7	102
Derecognition and other movements [(1)]	(22)	(15)	(37)
Translation	(9)	—	(9)
Balance at 31 December 2021	297	16	313
Accumulated amortisation and impairments			
Balance at 1 January 2021	100	15	115
Amortisation for the year	61	2	63
Impairment	—	1	1
Derecognition and other movements [(1)]	(22)	(15)	(37)
Translation	(4)	—	(4)
Balance at 31 December 2021	135	3	138
Net book value at 31 December 2021	162	13	175
Cost			
Balance at 1 January 2022	297	16	313
Additions	90	1	91
Derecognition and other movements [(1)]	(34)	—	(34)
Translation	(8)	(2)	(10)
Balance at 31 December 2022	345	15	360
Accumulated amortisation and impairments			
Balance at 1 January 2022	135	3	138
Amortisation for the year	78	3	81
Derecognition and other movements [(1)]	(29)	—	(29)
Impairment	17	—	17
Translation	(4)	1	(3)
Balance at 31 December 2022	197	7	204
Net book value at 31 December 2022	148	8	156
Cost			
Balance at 1 January 2023	**345**	**15**	**360**
Additions	**77**	**6**	**83**
Derecognition and other movements [(1)]	**(48)**	**—**	**(48)**
Translation	**(1)**	**1**	**—**
Balance at 31 December 2023	**373**	**22**	**395**
Accumulated amortisation and impairments			
Balance at 1 January 2023	**197**	**7**	**204**
Amortisation for the year	**77**	**3**	**80**
Derecognition and other movements [(1)]	**(38)**	**—**	**(38)**
Impairment [(2)]	**10**	**—**	**10**
Impairment reversal [(2)]	**(3)**	**—**	**(3)**
Balance at 31 December 2023	**243**	**10**	**253**
Net book value at 31 December 2023	**130**	**12**	**142**

[(1)] *Derecognition and other movements include amounts relating to modifications and terminations of leased assets.*

[(2)] *The Group recognised a net impairment loss of $192m (gross of taxation) during December 2023, of which a net $7m related to right of use assets. Refer to note 12.*

Group Notes to the financial statements

For the year ended 31 December 2023

13 RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED

LEASE EXPENSES

US dollar millions	2023	2022	2021
Amounts recognised in the statement of cash flows including expenses on short-term leases, variable lease payments and leases on low value assets			
Total cash outflow on leases including expenses on short-term leases, variable lease payments and leases on low value assets	**939**	875	455
Amounts recognised in the income statement for lease payments not included in lease liabilities			
Expenses on short-term leases	**32**	19	48
Expenses on variable lease payments [(1)]	**800**	749	302
Expenses on leases of low value assets	**2**	15	33

[(1)] *The variable lease payments consist mainly of mining and drilling contracts and constitutes 85% (2022: 86%; 2021: 66%) of total lease payments made during the period. The variable nature of these contracts is to allow equal sharing of pain and gain between the Group and its contractors. These payments are predominantly driven by performance measures on a per tonne or a per meter basis. The future cash flows to which the Group is potentially exposed to are not disclosed as their variability does not permit reliable forecasts.*

LEASE LIABILITIES

US dollar millions	2023	2022	2021
Reconciliation of lease liabilities [(1)]			
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:			
Opening balance	**186**	185	153
Lease liabilities recognised	**83**	90	103
Repayment of lease liabilities	**(94)**	(82)	(63)
Finance costs paid on lease liabilities	**(11)**	(10)	(9)
Interest charged to the income statement	**12**	11	9
Modifications and terminations	**(7)**	(7)	—
Translation	**2**	(1)	(8)
Closing balance	**171**	186	185
Lease liabilities [(2)]			
Non-current	**98**	115	124
Current	**73**	71	61
Total	**171**	186	185

[(1)] *The Group leases a number of assets as part of its activities. These primarily include gas pipelines, ore haulage and site services, mining equipment and property. All lease contracts contain market review clauses in the event that the Group exercises its option to renew. A maturity analysis of lease liabilities is provided in note 31.*

[(2)] *In 2022, $13m was reclassified from current to non-current lease liabilities.*

Significant accounting judgements and estimates

Various factors are considered in assessing whether an arrangement contains a lease, including whether a service contract includes the implicit right to substantially all the economic benefits from assets used in providing the service and whether the Group directs how and for what purpose the assets are used.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The Company applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone-basis.

In determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, in country borrowings as well as other sources of finance.

Group Notes to the financial statements

For the year ended 31 December 2023

13 RIGHT OF USE ASSETS AND LEASE LIABILITIES CONTINUED

Accounting policies

The Group assesses whether a contract is or contains a lease, at inception of a contract. The Group recognises a right of use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less with no purchase option) and leases of low value assets, where the recognition exemption is applied. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate. The incremental borrowing rate is the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right of use asset in a similar economic environment with similar terms, security and conditions. The Group applies a single discount rate for contracts that share similar characteristics. The Group has determined that contracts that are denominated in the same currency will use a single discount rate. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:

- fixed lease payments (including in-substance fixed payments), less any lease incentives;
- variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
- amount expected to be payable by the lessee under residual value guarantees;
- the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
- payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right of use asset) whenever:

- the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
- the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or
- a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right of use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term is determined as the non-cancellable period of a lease, together with:

- periods covered by an option to extend the lease if the Group is reasonably certain to make use of that option; and / or
- periods covered by an option to terminate the lease, if the Group is reasonably certain not to make use of that option.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'. The costs are included in the related right of use asset, unless those costs are incurred to produce inventories.

Right of use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right of use asset reflects that the Group expects to exercise a purchase option, the related right of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The Group applies IAS 36 'Impairment of Assets' to determine whether a right of use asset is impaired and accounts for any identified impairment loss accordingly.

Group Notes to the financial statements

For the year ended 31 December 2023

14 INTANGIBLE ASSETS

US dollar millions	Goodwill	Other	Total
Cost			
Balance at 1 January 2021	126	96	222
Additions	–	1	1
Transfers and other movements [(1)]	–	(1)	(1)
Translation	(7)	(1)	(8)
Balance at 31 December 2021	119	95	214
Accumulated amortisation and impairments			
Balance at 1 January 2021	–	91	91
Amortisation for the year	–	3	3
Transfers and other movements [(1)]	–	(1)	(1)
Translation	–	(1)	(1)
Balance at 31 December 2021	–	92	92
Net book value at 31 December 2021	119	3	122
Cost			
Balance at 1 January 2022	119	95	214
Additions	–	1	1
Translation	(6)	(1)	(7)
Balance at 31 December 2022	113	95	208
Accumulated amortisation and impairments			
Balance at 1 January 2022	–	92	92
Amortisation for the year	–	1	1
Impairment of goodwill	8	–	8
Translation	–	1	1
Balance at 31 December 2022	8	94	102
Net book value at 31 December 2022	105	1	106
Cost			
Balance at 1 January 2023 [(2)]	**105**	**95**	**200**
Additions	**–**	**1**	**1**
Transfers and other movements [(1)]	**–**	**1**	**1**
Translation	**–**	**(2)**	**(2)**
Balance at 31 December 2023	**105**	**95**	**200**
Accumulated amortisation and impairments			
Balance at 1 January 2023 [(2)]	**–**	**94**	**94**
Amortisation for the year	**–**	**1**	**1**
Translation	**–**	**(2)**	**(2)**
Balance at 31 December 2023	**–**	**93**	**93**
Net book value as 31 December 2023	**105**	**2**	**107**

[(1)] *Transfers and other movements include amounts from asset reclassifications and amounts written off.*

[(2)] *The goodwill opening balances for cost and accumulated amortisation and impairments have been netted off to reflect the appropriate remaining goodwill balance.*

Group Notes to the financial statements

For the year ended 31 December 2023

14 INTANGIBLE ASSETS CONTINUED

Impairment calculation assumptions for goodwill

2023

Based on an analysis carried out by the Group in 2023, the carrying value and fair value less costs to dispose of the CGU that includes significant goodwill is:

	2023	
US dollar millions	**Carrying value**	**Fair value less costs to dispose**
Sunrise Dam	**228**	**263**

As at 31 December 2023, the recoverable amount of Sunrise Dam exceeded its carrying amount by $35m. Sunrise Dam had $105m goodwill at 31 December 2023. The approved life-of-mine of Sunrise Dam is planned until 2028, however, for impairment testing purposes resources not included in the current approved life-of-mine plan where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience, were included in the discounted cash flow model. The attributable resource value ounces have been included in the discounted cash flow model applied based on historical conversion factors in converting resources to reserves. The fair value less costs to dispose is derived from a discounted cash flow model using a real discount rate of 5%. This is a level 3 fair value measurement.

It is estimated that a decrease of the gold price assumptions by 2.3%, or an increase in the discount rate of 5.1% to 10.1%, or an increase of 2.4% in the A$/US$ exchange rate, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

2022

Based on an analysis carried out by the Group in 2022, the carrying value and value in use of the CGU that includes significant goodwill is:

	2022	
US dollar millions	**Carrying value**	**Value in use**
Sunrise Dam	**230**	**293**

As at 31 December 2022, the recoverable amount of Sunrise Dam exceeded its carrying amount by $63m. Sunrise Dam had $105m goodwill at 31 December 2022. The approved life-of-mine of Sunrise Dam is planned until 2028. The value in use is derived from a discounted cash flow model using a real discount rate of 4.6%.

It is estimated that a decrease of the long-term real gold price of $1,731/oz by 4.5%, or an increase in the discount rate of 4.6% to 13.9%, would cause the recoverable amount of this CGU to equal its carrying amount. The sensitivity analysis has been provided on the basis that the key assumption changes without a change in the other assumptions. However, for a change in each of the assumptions used, it is impracticable to disclose the consequential effect of changes on the other variables used to measure the recoverable amount because these assumptions and others used in impairment testing of goodwill are inextricably linked.

Significant accounting judgements and estimates

For significant accounting judgements and estimates relating to impairments see Note 12.

Accounting policies

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond Proven and Probable Mineral Reserve, exploration properties and net assets is recognised as goodwill.

Goodwill is not amortised, is tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash generating units for the purpose of impairment testing.

Group Notes to the financial statements

For the year ended 31 December 2023

15 PRINCIPAL OPERATING SUBSIDIARIES AND JOINT OPERATIONS

AngloGold Ashanti plc is the ultimate parent of the Group. Its wholly-owned subsidiary, AngloGold Ashanti Holdings plc, a company incorporated in the Isle of Man, primarily holds all of the Group's interests in companies incorporated outside of South Africa. The following table presents each of the Group's principal operating subsidiaries and joint operations (including direct and indirect holdings), the percentage of shares of each subsidiary and joint operation owned and the country of incorporation at 31 December 2023. There are no significant restrictions on the ability of the Group's subsidiaries or joint operations to transfer funds to AngloGold Ashanti plc in the form of cash dividends or repayment of loans or advances. *Refer to note 33* for a complete list of related undertakings.

			Percentage held		
For the year ended 31 December	**Country of incorporation**	**Holding**	**2023**	**2022**	**2021**
Principal operating subsidiaries					
AngloGold Ashanti Australia Limited (1)	Australia	Indirect	**100**	100	100
AngloGold Ashanti (Pty) Ltd (formerly AngloGold Ashanti Limited)	South Africa	Direct	**100**		
AngloGold Ashanti Holdings plc	Isle of Man	Direct	**100**	100	100
AngloGold Ashanti USA Incorporated	United States of America	Indirect	**100**	100	100
AngloGold Ashanti Córrego do Sítio Mineração S.A.	Brazil	Indirect	**100**	100	100
AngloGold Ashanti (Ghana) Limited (2)	Ghana	Indirect	**100**	100	100
AngloGold Ashanti (Iduapriem) Limited	Ghana	Indirect	**100**	100	100
Cerro Vanguardia S.A.	Argentina	Indirect	**92.50**	92.50	92.50
Geita Gold Mining Limited	Tanzania	Indirect	**100**	100	100
Mineração Serra Grande S.A.	Brazil	Indirect	**100**	100	100
Société AngloGold Ashanti de Guinée S.A.	Republic of Guinea	Indirect	**85**	85	85
Unincorporated joint operation					
Tropicana joint operation	Australia	Indirect	**70**	70	70

(1) *Owner of the Sunrise Dam operation and the Tropicana joint operation in Australia.*

(2) *Operates the Obuasi mine in Ghana.*

Non-controlling interests

The Group has subsidiaries with non-controlling interests, however none of them were material to the statement of financial position.

Accounting policies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the parent company is United States Dollars. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

The results and financial position of all Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency using closing rates of exchange at the reporting date for assets and liabilities, average rates of exchange for the year for income and expense items and historical rates of exchange for equity items. All resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation reserve, or FCTR).

Exchange differences arising from the translation of the net investment in foreign operations are accounted for as other comprehensive income on consolidation. On realisation of net investments in foreign operations, the resulting FCTR is recycled to the income statement. On disposal of non-foreign operations, where the parent's functional currency, is the same as the subsidiary's, associate's, joint venture's or branch's functional currency, no reclassification of FCTR is required.

Group Notes to the financial statements

For the year ended 31 December 2023

16 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

US dollar millions	2023	2022 Restated [3]	2021 Restated [3]
Carrying value			
Investments in associates	**38**	37	45
Investments in joint ventures [1] [2]	**561**	1,054	1,598
	599	1,091	1,643

[1] *During 2023, Kibali (Jersey) Limited (Kibali) declared a dividend in specie through the distribution of a loan receivable to its shareholders. The investment in joint ventures was reduced in 2023, due to the non-cash dividend distributed as a short-term joint venture loan receivable of $148m and a long-term joint venture loan receivable of $358m, based on the Kibali Goldmines S.A. future estimated cash flows. The loan bears semi-annual interest at 7.875% per annum and is repayable on demand.*

[2] *Cash dividends received from joint ventures of $180m (2022: $694m; 2021: $231m).*

[3] *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Detailed disclosures are provided for the years in which investments in associates and joint ventures are considered to be material.

Summarised financial information of immaterial associates is as follows:

US dollar millions	2023	2022 Restated [2]	2021 Restated [2]
Aggregate statement of profit or loss for associates (attributable)			
Revenue	**39**	31	36
Operating expenses	**(18)**	(16)	(13)
Taxation	**(5)**	(3)	(2)
Profit for the year [1]	**16**	12	21
Total comprehensive income for the year, net of tax	**16**	12	21

[1] *Includes share of non-controlling interest.*

[2] *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Investments in material joint ventures comprise:

Name	Effective % 2023	Effective % 2022	Effective % 2021	Description	Country of incorporation and operation
Kibali Goldmines S.A.[1]	**45.0**	45.0	45.0	Exploration and mine development	The Democratic Republic of the Congo

[1] *AngloGold Ashanti plc has a 50% interest in Kibali which holds its effective 45% interest in Kibali Goldmines S.A.*

US dollar millions	2023	2022 Restated [1]	2021 Restated [1]
Carrying value of joint ventures			
Kibali	**561**	1,054	1,598
Impairment of investment in joint venture			
Société d'Exploitation des Mines d'Or de Yatela	**(1)**	(1)	—
The cumulative unrecognised share of losses of the joint ventures:			
Société d'Exploitation des Mines d'Or de Yatela	**2**	2	2

[1] *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

16 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED

Summarised financial information of the Kibali joint venture is as follows (not attributable) [(1)]:

US dollar millions	2023	2022 Restated [(4)]	2021 Restated [(4)]
Statement of profit or loss			
Revenue	1,488	1,329	1,470
Other operating costs and expenses	(682)	(588)	(551)
Amortisation of tangible and intangible assets	(214)	(208)	(244)
Finance costs, unwinding of obligations and cash repatriation fee	(19)	(50)	(6)
Interest received	4	5	6
Share of profits of equity accounted joint venture	1	—	—
Taxation	(185)	(156)	(181)
Profit for the year	393	332	494
Total comprehensive income for the year, net of tax	393	332	494
Dividends received from joint venture (attributable)	180	694	231
Statement of financial position			
Non-current assets	2,485	2,420	2,361
Current assets	215	201	162
Cash and cash equivalents [(2)]	123	92	1,115
Total assets	2,823	2,713	3,638
Non-current financial liabilities	770	51	44
Other non-current liabilities	409	320	226
Current financial liabilities	308	56	14
Other current liabilities	144	105	107
Total liabilities	1,631	532	391
Net assets	1,192	2,181	3,247
Group's share of net assets	596	1,091	1,624
Other [(3)]	(35)	(37)	(26)
Carrying amount of interest in joint venture	**561**	1,054	1,598

(1) *At the end of January and in early February 2022, Kibali Goldmines S.A., which owns and operates the Kibali gold mine in the Democratic Republic of the Congo, received fifteen claims from the Direction Générale des Douanes et Accises ("Customs Authority") concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claimed that the exemption available to Kibali Goldmines S.A., which was granted in relation to the original mining lease, no longer applied. Finally, the Customs Authority claimed that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, totalled $339m (AngloGold Ashanti attributable share: $153m). The Company has examined the Customs Authority claims and, except for certain immaterial items for which a provision has already been made, concluded that they were without merit, as they sought to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, were in line with ministerial instruction letters. The Company engaged in discussions with the Customs Authority and Ministry of Finance to resolve the customs claims. As a result of these discussions, all of the customs claims have now been resolved with the exception of one immaterial claim for which a provision has already been made.*

(2) *Kibali cash and cash equivalents are subject to various steps before they can be distributed to joint venture shareholders. Cash balances were reduced in 2022 due to repatriations in the form of dividends and repayment of shareholder loans.*

(3) *Includes amounts relating to additional costs and contributions at acquisition as well as non-controlling interests related to SOKIMO.*

(4) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

16 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES CONTINUED

Accounting policies

A joint venture is an entity in which the Group holds a long-term interest and which the Group and one or more other ventures jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. In a joint venture the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. An associate is an investment over which the Group exercises significant influence, but not control or joint control, over the financial and operating policies and normally owns between 20% and 50% of the voting equity.

Joint ventures and Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. Any losses of equity-accounted investments are accounted for in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment / impairment reversals recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment / impairment reversal has occurred; it is recognised in the period in which the impairment arose. If necessary, impairment and impairment reversals on loans and equity are reported under share of joint ventures and associates profit and loss.

In the statement of cash flows, dividends received from joint ventures are included in operating activities as the Group has joint control over the strategic, financial and operating policy decisions. Dividends received from associates are included in investing activities as the Group only exercises significant influence over the financial and operating policies.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
17 INVENTORIES			
Raw materials			
- ore stockpiles	**238**	225	217
- heap-leach inventory	**14**	10	6
Work in progress			
- metals in process	**51**	66	49
- gold concentrate in process	**1**	—	—
Finished goods			
- gold doré/bullion	**64**	51	29
- by-products	**—**	2	1
- gold concentrate	**5**	—	—
Total metal inventories	**373**	354	302
Mine operating supplies	**456**	419	401
	829	773	703

(1) *The amount of the write-down of ore stockpiles, heap-leach inventory, work in process, finished goods and mine operating supplies to net realisable value, and recognised as an expense in cost of sales is $6m (2022: $12m; 2021: $13m).*

Significant accounting judgements and estimates

Stockpiles and metals in process

Costs that are incurred in or benefit the production process are accumulated in stockpiles and metals in process values. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Surface and underground stockpiles and metals in process are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile ore tonnages are verified by periodic surveys.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of metals actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

Accounting policies

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and obsolete items. Cost is determined on the following bases:

- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include silver and sulphuric acid, are valued using an average total production cost method;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory. Inventory write downs are included in cost of sales.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021 Restated [(2)]
18 TRADE, OTHER RECEIVABLES AND OTHER ASSETS			
Non-current			
Deferred compensation assets (financial assets)	**42**	12	25
Prepayments	**14**	19	14
Recoverable tax, rebates, levies and duties [(1)]	**198**	200	198
	254	231	237
Current			
Trade receivables (financial assets)	**25**	20	50
Deferred compensation asset (financial assets)	**6**	—	—
Prepayments	**41**	58	41
Recoverable tax, rebates, levies and duties [(1)]	**119**	148	152
Other receivables (financial assets)	**8**	11	14
	199	237	257
Total trade, other receivables and other assets	**453**	468	494
There is a concentration of risk in respect of amounts due from Revenue Authorities for recoverable tax, rebates, levies and duties from subsidiaries in the Africa Region segment. These values are summarised as follows:			
Recoverable value added tax	**229**	231	209
Appeal deposits	**51**	43	43

(1) *Includes taxation asset, refer to note 27.*

(2) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Geita Gold Mine

Geita Gold Mining Limited (GGM) in Tanzania net indirect tax receivables balance was $153m (2022: $153m; 2021: $139m).

Claims relating to periods from July 2022 totalling $73m were offset against provisional tax payments in 2023. Offset against provisional corporate tax payments amounted to $45m in 2022 and $54m in 2021, respectively. Amounts offset against VAT claims have been certified by an external advisor and verified by the Tanzania Revenue Authority (TRA). The remaining disputed balance relating to the period July 2017 to June 2020 was objected to as GGM believe that the claims have been correctly lodged pursuant to Tanzanian law.

An amendment, effective 20 July 2017, to Tanzania's mining legislation included an amendment to the Value Added Tax Act, 2014 (No. 5) (2015 VAT Act) to the effect that no input tax credit can be claimed for the exportation of "raw minerals". The Written Laws (Miscellaneous Amendments) (No. 2) Act, 2019, issued during 2019, provides a definition for "raw minerals". However, GGM has received notices from the TRA that they are not eligible for VAT relief from July 2017 onwards on the basis that all production constitutes "raw minerals" for this purpose.

The basis for dispute of the disqualifications is on the interpretation of the legislation. Management's view is the definition of "raw minerals" provided in the Written Laws (Miscellaneous Amendments) (No. 2) Act. 2019 excludes gold doré. Gold bearing ore is mined from the open pit and underground mining operations, where it is further crushed and milled to maximise the gold recovery process, producing gold doré exceeding 80% purity as well as beneficiated products (concentrate). On this basis the mined doré and concentrate do not constitute "raw minerals" and accordingly the VAT claims are valid. Management have obtained legal opinions that support management's view that doré does not constitute a "raw mineral".

The Finance Act 2020 (No. 8) became effective on 1 July 2020. The Finance Act amended the VAT Act by deleting the disqualification of VAT refunds due to the exportation of "raw minerals". The deletion is intended to ensure the recovery of VAT refunds from July 2020, although the amendment cannot be applied retrospectively, the change in the VAT Act, together with the Written Laws (Miscellaneous Amendments) (No.2) Act 2019, confirms that doré bars are not "raw minerals" and that VAT refunds from July 2017 onwards are due to GGM. On 30 January 2021, management received a proposal from the TRA to settle VAT objections filed between 2017 and 2020, confirming the TRA's position to disqualify all VAT refunds requested by GGM for the period from July 2017 to June 2020. Management is not in agreement with the proposal and are pursuing legal remedies provided to taxpayers by Tanzanian law, as well as working with the TRA towards an agreement to resolve these matters.

The total VAT claims submitted from July 2017 to June 2020 amount to $144m (net of foreign exchange revaluations). All disqualifications received from the TRA have been objected to by GGM in accordance with the provisions and time frames set out in the Tax Administration Act, 2015 (No. 10). Claims of $81m (2022: $64m; 2021: $50m) were submitted to the TRA and the total outstanding claims amount to $200m (after taking into account offsets and foreign exchange revaluations). The net indirect tax receivable at 31 December 2023 of $153m, reflects a probability weighted scenario model of the discounting effects applied to the timing of when GGM expects to offset its indirect tax claims against future income taxes of GGM.

Group Notes to the financial statements

For the year ended 31 December 2023

18 TRADE, OTHER RECEIVABLES AND OTHER ASSETS CONTINUED

Cerro Vanguardia (CVSA)

On 4 September 2018, a decree was published by the Argentinean Government, which reintroduced export duties for products exported from Argentina. The export duty rate was 12% on the freight on board (FOB) value of goods exported, including gold, paid in country. The duty was limited so as not to exceed ARS $4 for each US dollar exported. On 14 December 2019, the Government of Argentina announced that the cap of ARS $4 for each US dollar exported, would be replaced by a flat rate of 12% for 2020. On 2 October 2020, the Government of Argentina extended the export duties until 31 December 2021, at a rate of 8% for gold bullion. On 31 December 2021, the Government of Argentina extended the export duties until 31 December 2023, at a rate of 8% for gold bullion. The extension of the rate of 8% post 31 December 2023 is pending before Congress. In terms of the Stability Agreement between CVSA and the Government of Argentina, CVSA has a right of refund or offset of these amounts paid since export duties were zero percent at the time of the establishment of the Stability Agreement. The Stability Agreement also provides for the refund of any amounts paid in excess of the tax rate (30%) that applied at the time the Stability Agreement was entered into. Export duty refunds for the years 2018 to 2023 are outstanding as at 31 December 2023 and their fair value has been estimated using a probability weighted scenario model considering various recovery time frames, estimated Argentinean peso to USD exchange rates and discounting using a country risk adjusted rate. As a result of the taxation cap, net export duty receivables amount to $4m (2022: $9m; 2021: $19m), and reflects the discounting effects applied to when CVSA expects refund of these receivables.

Significant accounting judgements and estimates

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Tanzania and Argentina, AngloGold Ashanti is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes. The Group uses probability weighted discounting models together with the expected timing of recovery of these refunds to estimate their fair values and related discounting effects which are updated at each reporting period. Timing of the recoverability and the resultant probabilities is updated based on several factors including ongoing correspondence and meetings with the relevant authorities and available income taxes for off-sets, if applicable. Where the recovery of the indirect tax refunds is tied to off-set arrangements against income taxes, the modeled scenarios incorporate judgements around the applicable mine's business plan and availability of future income tax off-sets. The Group consults tax and legal specialists to determine the current basis of applicable laws and regulations in the associated jurisdictions which are highly complex and subject to interpretation. Future changes to such laws and regulations or the interpretation thereof could have a material impact on the carrying value of these assets, results of operations and cash flows.

In addition, AngloGold Ashanti has unresolved non-income tax disputes in a number of countries, particularly in Tanzania, Brazil and Argentina. If the outstanding input taxes are not received and these disputes are not resolved in a manner favourable to AngloGold Ashanti, it could have a material adverse effect upon the carrying value of these assets and AngloGold Ashanti's results of operations.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
19 CASH RESTRICTED FOR USE			
Non-current			
Cash restricted for environmental and rehabilitation obligations [1]	**34**	33	32
Current			
Cash restricted by prudential solvency requirements [2]	**23**	18	18
Cash balances held by joint operations [3]	**11**	9	8
	34	27	26
Total cash restricted for use (note 31)	**68**	60	58

[1] Reclamation bonds provided to the Environmental Protection Agency in Ghana for environmental and rehabilitation obligations.

[2] Cash held by the Group's captive insurance company to maintain the solvency capital requirement.

[3] Cash held by joint operations for use within those entities only.

Accounting policies

Cash restricted for use comprises cash and cash equivalents including amounts held in escrow, trust, separate bank accounts and cash held by joint operations which are not available for general use by the Group. Cash restricted for use for more than 12 months after year end is classified as a non-current financial asset.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
20 CASH AND CASH EQUIVALENTS			
Cash and cash equivalents [(1)]	**964**	1,108	1,154
Bank overdraft	**(9)**	(2)	–
Per the statement of cash flows	**955**	1,106	1,154

[(1)] *Cash and cash equivalents include cash and deposits on call of $964m (2022: $870m; 2021: $712m) and money market instruments of nil (2022: $238m; 2021: $442m). Money market instruments were readily available for use by the Group.*

Accounting policies

Cash and cash equivalents comprise cash on hand, deposits on call and other short-term highly liquid investments with a maturity period of three months or less at date of purchase. Cash and cash equivalents are stated at carrying amount which fairly approximates its fair value. For the purposes of the statement of cash flows, cash and cash equivalents is net of bank overdrafts as it forms an integral part of the Group's cash management.

Group Notes to the financial statements

For the year ended 31 December 2023

Number of shares	2023	2022 Restated [1]	2021 Restated [1]
21 SHARE CAPITAL AND PREMIUM			
Issued and fully paid ordinary shares			
Ordinary shares issued at the beginning of the year	—	—	—
Issued in terms of the corporate restructuring at a nominal value of $1	419,685,792	—	—
Issued in terms of employee share awards	44,064	—	—
Ordinary shares issued at the end of the year	419,729,856	—	—

[1] Comparative periods have been retrospectively restated. Refer to note 1.3.

Corporate restructuring

See note 1.3.1.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	Expiry date	Currency	Interest Rate	2023 Contract Amount	2023 Available facilities [2]	2023 Utilised facilities	2022 Utilised facilities	2021 Utilised facilities
22 BORROWINGS								
Unsecured								
Debt arrangements [1]								
Rated bonds	November 2028	US dollar	3.375%	**750**	**—**	**750**	750	750
Rated bonds	October 2030	US dollar	3.75%	**700**	**—**	**700**	700	700
Rated bonds	April 2040	US dollar	6.5%	**300**	**—**	**300**	300	300
Unamortised loan costs						**(23)**	(26)	(29)
Interest accrued						**11**	11	12
						1,738	1,735	1,733
Banking facilities								
Multi-currency revolving credit facility	June 2022	US dollar, Australian dollar	LIBOR+1.45%, BBSY+1.45%	**—**	**—**	**—**	—	31
Siguiri revolving credit facility	August 2022	US dollar	LIBOR+8.5%	**—**	**—**	**—**	—	35
Geita revolving credit facility	December 2024	US dollar, Tanzanian shilling	SOFR+credit adj+6.7% Tanzanian Treasury Bill+5%	**289**	**103**	**189**	151	110
Siguiri revolving credit facility	October 2025	US dollar	SOFR+8%	**65**	**—**	**68**	67	—
Multi-currency revolving credit facility	June 2028	US dollar, Australian dollar	SOFR+credit adj+1.45%, BBSY+1.45%	**1,400**	**1,150**	**244**	30	—
Commercial banking facilities	None	Rand	Linked to an overnight bank lending rate	**8**	**8**	**—**	—	—
						501	248	176
Total borrowings						**2,239**	**1,983**	**1,909**

Group Notes to the financial statements

For the year ended 31 December 2023

22 BORROWINGS CONTINUED

US dollar millions	2023	2022	2021
Total borrowings	**2,239**	1,983	1,909
Current portion of borrowings	**(207)**	(18)	(51)
Total non-current borrowings	**2,032**	1,965	1,858
Amounts falling due			
Within one year	**207**	18	51
Between one and two years	**65**	149	31
Between two and five years	**985**	102	110
After five years	**982**	1,714	1,717
	2,239	1,983	1,909
Change in liabilities arising from financing activities:			
Reconciliation of borrowings (excluding lease liabilities) (3)			
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:			
Opening balance	**1,983**	1,909	1,931
Proceeds from borrowings	**343**	266	822
Repayment of borrowings	**(87)**	(184)	(820)
Finance costs paid on borrowings	**(99)**	(89)	(115)
Deferred loan fees	**(2)**	(8)	(4)
Other borrowing fees	**—**	—	(11)
Interest charged to the income statement	**108**	97	106
Translation	**(7)**	(8)	—
Closing balance	**2,239**	**1,983**	**1,909**
Reconciliation of finance costs paid:			
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:			
Finance costs paid on borrowings	**99**	89	115
Capitalised finance cost	**—**	(2)	(14)
Commitment fees, utilisation fees and other borrowing costs	**12**	12	10
Total finance costs paid	**111**	99	111

(1) *The rated bonds are fully and unconditionally guaranteed by AngloGold Ashanti plc.*

(2) *Represents undrawn capital on borrowings facilities.*

(3) *Refer to note 13 for changes in lease liabilities arising from financing activities.*

Group Notes to the financial statements

For the year ended 31 December 2023

23 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS

US dollar millions	Provision for decommissioning	Provision for restoration	Provision for silicosis	Other provisions [2]	Total
Balance at 1 January 2023	162	416	35	64	677
Changes in estimates - recognised in profit or loss [1]	—	48	(6)	28	70
Change in estimates - capitalised [1]	4	—	—	—	4
Reclassifications	—	—	(2)	2	—
Utilised during the year	—	(28)	(11)	(21)	(60)
Unwinding of provision	6	17	2	1	26
Translation	1	(1)	(1)	—	(1)
Balance at 31 December 2023	173	452	17	74	716
Current	1	46	1	32	80
Non-current	172	406	16	42	636

US dollar millions	2023
Expected cash flows	
Within one year	80
Between one and two years	50
Between two and five years	212
After five years	374
	716
Sensitivity analysis - Provision for decommissioning[3]	
A change in discount rates and cash flows have a significant impact on the amounts recognised in the statement of financial position. A 10% change in the discount rate and cash flows would have the following impact:	
Effect of increase in assumptions:	
10% change in discount rate	(8)
10% change in cash flows	17
Effect of decrease in assumptions:	
10% change in discount rate	8
10% change in cash flows	(17)
Sensitivity analysis - Provision for restoration[3]	
A change in discount rates and cash flows have a significant impact on the amounts recognised in the income statement. A 10% change in the discount rate and cash flows would have the following impact:	
Effect of increase in assumptions:	
10% change in discount rate	(10)
10% change in cash flows	45
Effect of decrease in assumptions:	
10% change in discount rate	10
10% change in cash flows	(45)
Sensitivity analysis - Provision for silicosis[3]	
Significant judgements are applied in estimating the costs required to settle any qualifying silicosis claims and are based on certain assumptions which includes the number of claimants, take-up rates and disease progression rates. A 10% change in these assumptions would have the following impact:	
Effect of increase in assumptions:	
10% change in take-up rates	5
10% change in number of cases	5
10% change in disease progression rate	2
Effect of decrease in assumptions:	
10% change in take-up rates	(5)
10% change in number of cases	(5)
10% change in disease progression rate	(2)

Group Notes to the financial statements

For the year ended 31 December 2023

23 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS CONTINUED

(1) The change in estimates relating to the provision for decommissioning and restoration is attributable to shifts in discount rates from global economic assumption changes, alterations in mine plans affecting cash flows, updates in design for closure of tailings storage facilities and in revised methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life-of-mine.

(2) Other provisions comprise claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes, a shareholder claim related to stamp duties and an onerous provision in Yatela. These liabilities are expected to be settled over the next five-year period.

(3) The sensitivity analysis is based on the change of a single assumption, keeping all other assumptions constant. This may not be the case in practice where changes in assumptions may result in correlated changes in other assumptions, and a change in the provision amount.

Inflation and discount rates applied

Significant judgement is applied in estimating the cost of rehabilitation that will be required in future to rehabilitate the Group's mines, related surface infrastructure and tailings storage facilities. The final cost may significantly differ from current estimates. The following inflation and discount rates were used in the calculation of the decommissioning and restoration provisions:

US dollar millions	2023
Group rates (excluding Australia)	
USD inflation rate (range)	**2.1% - 2.6%**
USD discount rate (range)	**3.9% - 4.6%**
Australia	
AUD inflation rate (range)	**2.4% - 3.5%**
AUD discount rate (range)	**3.6% - 3.7%**

Environmental obligations

Pursuant to environmental regulations in the countries in which the Group operates, in connection with plans for the eventual end-of-life of its mines, the Group is obligated to rehabilitate the lands where such mines are located. In most cases, AngloGold Ashanti is required to provide financial guarantees for such work, including reclamation bonds or letters of credit issued by third party entities, independent trust funds or cash reserves maintained by the operation, to the respective environmental protection agency, or such other government department with responsibility for environmental oversight in the respective country, to cover the estimated environmental rehabilitation obligations.

In most cases, the environmental obligations will expire on completion of the rehabilitation although, in some cases, the Group may be required to post bonds for potential events or conditions that could arise after the rehabilitation has been completed.

In Australia, since 2014, AngloGold Ashanti has paid into a Mine Rehabilitation Fund an amount of AUD $13m (2022: AUD $11m; 2021: AUD $10m). At Iduapriem, AngloGold Ashanti has provided a bond comprising a cash component of $12m (2022: $12m; 2021:$11m) with a further bond guarantee amounting to $41m (2022: $14m; 2021: $39m) issued by ABSA Bank Ghana Limited, Standard Chartered Bank Ghana Ltd, Ecobank Ghana Ltd, United Bank for Africa, First Rand Bank Ghana Ltd and Stanbic Bank Ghana Ltd for a current carrying value of the liability of $45m (2022: $46m; 2021: $54m). At Obuasi, AngloGold Ashanti has provided a bond comprising a cash component of $22m (2022: $22m; 2021: $21m) with a further bank guarantee amounting to $30m (2022: $30m; 2021: $30m) issued by United Bank for Africa, Stanbic Bank Ghana Ltd and Standard Chartered Bank Ghana PLC for a current carrying value of the liability of $168m (2022: $171m; 2021: $217m). In some circumstances AngloGold Ashanti may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

Group Notes to the financial statements

For the year ended 31 December 2023

23 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS CONTINUED

Environmental obligations CONTINUED

Significant accounting judgements and estimates

Provision for environmental obligations

The Group incurs obligations to close, restore and rehabilitate its mine sites affected by mining and exploration activities which are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred and the costs can be reasonably estimated. The determination of the provision is based on, among other considerations, judgements and estimates of current damage caused, timing and amount of future costs to be incurred to rehabilitate the mine sites, estimates of future inflation, exchange rates and discount rates. Future changes to environmental laws and regulations, technology, life-of-mine estimates, inflation rates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision, cannot be predicted with certainty and could have a material impact on AngloGold Ashanti's business, financial condition, results of operations and cash flows.

Provision for silicosis

The Group, together with other mining companies, were named in a class action suit for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016. On 26 July 2019, the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Gold Working Group (the Working Group) – representing AngloGold Ashanti, Gold Fields, African Rainbow Minerals, Anglo American SA, Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers (settlement agreement). A jointly controlled Special Purpose Vehicle has been set up to act as an agent for the Working Group in relation to certain matters set out in the settlement agreement and trust deed. Claims will be accepted for a twelve-year period with an effective date of December 2019.

The Settlement Agreement in the silicosis and tuberculosis class action litigation became operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, was established to carry out the terms of the Settlement Agreement. Significant judgement is applied in estimating the costs that will be incurred to settle the silicosis class action claims and related expenditure.

The final costs may differ from current cost estimates. The provision is based on actuarial assumptions including:

- silicosis prevalence rates;
- estimated settlement per claimant;
- benefit take-up rates;
- disease progression rates;
- timing of cashflows; and
- discount rate.

Management believes the assumptions are appropriate, however changes in the assumptions may materially affect the provision and final costs of settlement.

Group Notes to the financial statements

For the year ended 31 December 2023

23 ENVIRONMENTAL REHABILITATION AND OTHER PROVISIONS CONTINUED

Environmental obligations CONTINUED

Accounting policies

Environmental expenditure

The Group has long term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the Group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from dismantling and removing an asset and restoring the site on which it is located. The obligation is incurred at the time the asset is put in place or as a consequence of using the asset for purposes other than to produce inventories. Accordingly, a provision and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement as finance costs. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage as a result of operating the asset to produce inventories. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Other

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the Group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
24 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS			
Defined benefit plans			
The retirement schemes consist of the following:			
Post-retirement medical scheme for AngloGold Ashanti's South African employees	**59**	66	71
Other defined benefit plans	**5**	5	6
	64	71	77
Post-retirement medical scheme for AngloGold Ashanti's South African employees			
The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.			
The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. The last valuation was performed as at 31 December 2023.			
Information with respect to the defined benefit liability is as follows:			
Benefit obligation			
Balance at beginning of year	**66**	71	77
Interest cost	**6**	6	6
Benefits paid	**(6)**	(7)	(8)
Actuarial (gain) loss	**(2)**	(1)	1
Translation	**(5)**	(3)	(5)
Balance at end of year	**59**	66	71
Assumptions			
Assumptions used to determine benefit obligations at the end of the year are as follows:			
Discount rate	**10.77 %**	10.88 %	9.79 %
Expected increase in health care costs	**7.37 %**	7.49 %	7.23 %
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:			
Effect on post-retirement benefit obligation - 1% point increase	**4**	4	5
Effect on post-retirement benefit obligation - 1% point decrease	**(3)**	(4)	(4)
During 2022 and 2023, the Company purchased annuities to partly meet its obligations to pay medical aid contributions. A remaining premium of $20m is payable on 1 August 2024. The annuities are payable monthly and covers 100% of the medical aid contributions payable to retired members.			

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022
24 PROVISION FOR PENSION AND POST-RETIREMENT BENEFITS CONTINUED		
Reimbursive right for post-retirement benefits		
Balance at the beginning of the year	**12**	—
Premiums paid	**21**	26
Benefits paid	**(6)**	(3)
Interest income	**2**	1
Actuarial gain (loss)	**7**	(12)
Translation	**(1)**	—
Balance at end of year	**35**	12

The fair value of the right of reimbursement has been determined as the present value of expected future annuity payments payable by the insurer in respect of continuation members, less the present value of the outstanding medical aid premium payment payable on 1 August 2024. The future annuity payments make appropriate allowance for future increases in line with CPI. The main input used in the valuation model are healthcare cost inflation of 6.2%, demographic assumptions and medical aid contribution increases of 7.5%. This is considered a level 3 fair value input.

Cash flows

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid through the purchased annuities:

	2023	2022
2024	**8**	
2025	**8**	
2026	**8**	
2027	**7**	
2028	**7**	
Thereafter	**26**	

Significant accounting judgements and estimates

Post-retirement obligations

The determination of the Group's obligation and expense for post-retirement liabilities, including the Group's reimbursive asset relating to annuities purchased to fund the obligation, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti believes that these assumptions are appropriate, significant changes in the assumptions may materially affect post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

Accounting policies

Post-employment benefit obligations

Some Group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Some of these obligations are funded with a purchased insurance policy to which the Group contributes premiums to. As this insurance policy does not meet the definition of a qualifying insurance policy the Group recognises its right to reimbursement under the insurance policy as a separate asset measured at fair value, similar to a defined benefit plan asset. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These assets are valued annually by independent qualified actuaries.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022 Restated [(1)]	2021
25 DEFERRED TAXATION			
Deferred taxation relating to temporary differences is made up as follows:			
Liabilities			
Tangible assets (owned)	**630**	536	442
Right of use assets	**45**	52	53
Inventories	**26**	19	13
Other	**25**	14	22
	726	621	530
Assets			
Provisions	**207**	187	141
Lease liabilities	**50**	57	56
Tax losses	**110**	91	23
Other	**14**	9	4
	381	344	224
Net deferred taxation liability	**345**	277	306
Included in the statement of financial position as follows:			
Deferred tax assets	**50**	23	7
Deferred tax liabilities	**395**	300	313
Net deferred taxation liability	**345**	277	306

(1) *The 2022 comparative period has been retrospectively restated. Refer to note 1.3.*

Provision has been made for taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures and associates, where the Group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $1,334m (2022: $1,393m; 2021: $1,800m). If remitted, the undistributed earnings may be subject to withholding taxes between 0% - 10%.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022 Restated [3] [4]	2021 Restated [3] [4]
26 TRADE AND OTHER PAYABLES			
Financial liabilities			
Trade payables	**464**	391	406
Accruals [1]	**128**	151	67
Derivative financial liabilities	**15**	6	—
Non financial liabilities			
Employee related payables [1]	**114**	116	122
Other payables [2]	**51**	3	5
Total trade and other payables	**772**	**667**	**600**

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

[1] *Employee related payables and short-term provisions, which were previously reported as part of accruals, are now being reported separately as these are considered non financial liabilities. Short-term provisions are presented separately on the statement of financial position. Comparative figures have been reclassified.*

[2] *Includes landholder duties of $49m in respect of the corporate restructuring, which are expected to be settled in 2024.*

[3] *Short-term provisions of $43m for 2022 and $47m for 2021 were previously reported as part of trade and other payables and are now reported as part of environmental rehabilitation and other provisions on the statement of financial position.*

[4] *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
27 TAXATION LIABILITY			
Balance at beginning of year	**8**	(10)	139
Refunds during the year	**36**	32	20
Payments during the year	**(116)**	(166)	(336)
Taxation of items included in the income statement	**217**	231	248
Offset of VAT and other taxes	**(87)**	(84)	(87)
Transfer of Siguiri tax asset to non-current trade, other receivables and other assets	**—**	4	—
Withholding tax transferred from trade and other payables	**—**	—	7
Discounting of tax receivable	**—**	—	1
Translation	**(12)**	1	(2)
Balance at end of year	**46**	8	(10)
Included in the statement of financial position as follows:			
Taxation asset included in trade, other receivables and other assets	**(18)**	(37)	(49)
Taxation liability	**64**	45	39
	46	8	(10)

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022 Restated (1)	2021 Restated (1)
28 CASH GENERATED FROM OPERATIONS			
Profit before taxation	**63**	472	949
Adjusted for:			
Movement on non-hedge derivatives and other commodity contracts	**9**	6	—
Amortisation of tangible and right of use assets (note 4)	**657**	636	476
Amortisation of intangible assets (note 4)	**1**	1	3
Finance costs and unwinding of obligations (note 6)	**157**	149	116
Environmental, rehabilitation, silicosis and other provisions	**(75)**	(85)	(20)
Impairment and derecognition of assets	**234**	319	7
Profit on sale of assets	**(14)**	(8)	(22)
Other expenses (non-cash portion)	**71**	9	61
Interest income	**(127)**	(81)	(58)
Share of associates and joint ventures' profit	**(207)**	(161)	(245)
Other non-cash movements	**27**	25	28
Other exchange losses	**168**	102	2
Movements in working capital	**(93)**	(140)	56
	871	1,244	1,353
Movements in working capital:			
(Increase) decrease in inventories	**(58)**	(54)	58
Increase in trade, other receivables and other assets	**(117)**	(152)	(46)
Increase in trade, other payables and provisions	**82**	66	44
	(93)	(140)	56

(1) *Comparative periods have been retrospectively restated. Refer to note 1.3.*

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
29 RELATED PARTIES			
Material related party transactions were as follows (not attributable):			
Sales and services rendered to related parties			
Associates	**—**	—	7
Purchases and services acquired from related parties			
Associates	**12**	14	14
Outstanding balances arising from sale of goods and services due by related parties			
Associates	**—**	—	7
Amounts owed to/due by related parties above are unsecured and non-interest bearing.			
Loan advanced to joint ventures and associates			
Joint ventures	**506**	—	—

Group Notes to the financial statements

For the year ended 31 December 2023

29 RELATED PARTIES CONTINUED

Key management remuneration

Key management remuneration includes executive and non-executive directors as well as executive management that held office in the current year. Refer to the Remuneration Report for full details of remuneration of key management personnel.

US dollar thousands						2023	2022	2021
	Base salary	Pension scheme benefits	Other benefits (2)	DSP awards	Buy-out share awards on recruitment (3)	Total (1)	Total	Total
Executive Directors	2,201	452	876	5,807	563	**9,899**	**8,764**	5,636

(1) Remuneration for executive directors has been disclosed for the full 2023 financial year - this includes both AngloGold Ashanti Limited prior to the completion of the corporate restructuring and AngloGold Ashanti plc after the completion of the corporate restructuring.

(2) Other benefits include family health insurance, group life insurance, cash in lieu of dividends, social security and a relocation allowance.

(3) Buy-out awards granted to executive directors are in respect of incentive arrangements that were forfeited from previous employer.

US dollar thousands					2023	2022	2021
	Base salary	Pension scheme benefits	Other benefits(2)	DSP awards	Total (1)	Total	Total
Executive Management	3,435	508	1,729	6,357	**12,029**	**14,314**	14,289

(1) Remuneration for executive management has been disclosed for the full 2023 financial year - this includes both AngloGold Ashanti Limited prior to the completion of the corporate restructuring and AngloGold Ashanti plc after the completion of the corporate restructuring.

(2) Other benefits include family health insurance, group life insurance, cash in lieu of dividends, social security and a relocation allowance.

US dollar thousands				2023	2022	2021
	Director fees (1)	Committee fees (2)	Travel allowance	Total	Total	Total
Non-executive Directors	1,454	640	174	2,268	**2,151**	**2,151**

(1) Includes the annual base fee paid to Non-executive Directors as well as fees paid for special Board meetings.

(2) Includes the fee paid to the individual for their committee membership and committee chairperson role, where applicable, as well as fees paid for special committee meetings.

The table includes fees paid by AngloGold Ashanti Limited prior to the completion of the corporate restructuring on 25 September 2023 and payments made by AngloGold Ashanti plc after this date.

Group Notes to the financial statements

For the year ended 31 December 2023

US dollar millions	2023	2022	2021
30 CONTRACTUAL COMMITMENTS AND CONTINGENCIES			
Capital commitments			
Acquisition of tangible assets			
Contracted for	**141**	178	146
Not contracted for	**392**	259	547
Authorised by the directors	**533**	437	693
Allocated to:			
Non-sustaining capital			
- within one year	**240**	155	337
- thereafter	**74**	39	64
	314	194	401
Sustaining capital			
- within one year	**205**	243	292
- thereafter	**14**	—	—
	219	243	292
Share of underlying capital commitments of joint ventures included above	**—**	—	4
Purchase obligations			
Contracted for			
- within one year	**428**	436	423
- thereafter	**271**	575	624
	699	1,011	1,047

Purchase obligations

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

In June 2023, AngloGold Ashanti Australia Limited signed a 10-year power purchase agreement with Pacific Energy Pty Ltd for the procurement of 48MW of renewable energy from a hybrid wind and solar plant, aimed at the decarbonisation of the Tropicana mine in Western Australia. The project is due for completion in early 2025. The expected cash flows over the 10 years commencing in 2025 is $192m (not included in the purchase obligations disclosed above).

To service these capital commitments, purchase obligations and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to relevant Board approvals.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the Group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Litigation claims

On 27 March 2023, Altius Royalty Corporation (Altius) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti North America Inc. (AGANA) regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserts the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Expanded Silicon project as well as claims acquired in 2022 as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. AGANA intends to vigorously defend against Altius' claims. The parties presently anticipate that the arbitration hearing will be held in the second quarter of 2024. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGANA's obligation in this matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 9.

Group Notes to the financial statements

For the year ended 31 December 2023

30 CONTRACTUAL COMMITMENTS AND CONTINGENCIES CONTINUED

Tax claims CONTINUED

Significant accounting judgements and estimates

When a loss is considered probable and can be reliably estimated, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the Group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations.

As a global company, the Group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the Group could be materially affected by the unfavourable outcome of litigation.

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES

The Group's financial assets and liabilities are classified as set out below.

US dollar millions	At fair value through profit or loss	At fair value through other comprehensive income	At amortised cost
2023			
Financial assets			
Other investments	**1**	**–**	**–**
Trade, other receivables and other assets	**48**	**–**	**33**
Loan receivable	**–**	**–**	**506**
Restricted cash	**–**	**–**	**68**
Cash and cash equivalents	**–**	**–**	**964**
Financial liabilities			
Borrowings	**–**	**–**	**2,239**
Lease liabilities	**–**	**–**	**171**
Trade payables and accruals	**–**	**–**	**592**
Derivative financial liabilities	**15**	**–**	**–**
Bank overdraft	**–**	**–**	**9**
2022			
Financial assets			
Other investments	1	2	–
Trade, other receivables and other assets	12	–	31
Restricted cash	–	–	60
Cash and cash equivalents	–	–	1,108
Financial liabilities			
Borrowings	–	–	1,983
Lease liabilities	–	–	186
Trade payables and accruals	–	–	542
Derivative financial liabilities	6	–	–
Bank overdraft	–	–	2
2021			
Financial assets			
Other investments	1	116	–
Trade, other receivables and other assets	25	–	64
Restricted cash	–	–	58
Cash and cash equivalents	–	–	1,154
Financial liabilities			
Borrowings	–	–	1,909
Lease liabilities	–	–	185
Trade payables and accruals	–	–	473

In the normal course of its operations, the Group is exposed to gold price and other commodity price risk, foreign exchange risk, interest rate risk, liquidity risk and credit risk. In order to manage these risks, the Group may enter into transactions which make use of derivatives. The Group does not acquire, hold or issue derivatives for speculative purposes. The Group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The Board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Managing risk in the Group

Risk management activities within the Group are the ultimate responsibility of the board of directors. The Chief Financial Officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Audit and Risk Committee is responsible for overseeing risk management plans and systems, as well as financial risks which include a review of treasury activities and the Group's counterparties.

The financial risk management objectives of the Group are defined as follows:

- safeguarding the Group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the Group and that they comply with all relevant regulatory and statutory requirements.

Capital management

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the Group remains in a sound financial position.

The capital structure of the Group consists of net debt (borrowings as detailed in note 22, offset by cash and bank balances detailed in note 20) and equity of the Group (comprising share capital and premium and accumulated reserves and non-controlling interests).

The Group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

The Group manages capital using various financial metrics including the ratio of Adjusted net debt to Adjusted EBITDA (leverage ratio). Both the calculation of Adjusted net debt and Adjusted EBITDA are based on the formula included in the Group's Revolving Credit Facility (RCF) agreements. The leverage ratio of Adjusted net debt to Adjusted EBITDA should not exceed 3.5 times. The RCFs also make provision for the ability of the Group to have a leverage ratio of greater than 3.5 times but less than 4.5 times, subject to certain conditions, for one measurement period not exceeding six months, during the tenor of the RCFs. At 31 December 2023, the Group was in compliance with all of the financial maintenance covenants per its loan agreements.

Market risk

Commodity price risk

Commodity price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold and Brent Crude oil. In order to manage gold price downside risk, the Group may enter into zero-cost collars for a portion of its production from time to time. During the first quarter of 2023, the Group entered into zero-cost collars for a total of approximately 136,000 ounces of gold for the period from February 2023 to December 2023, during the second quarter of 2023, the Group entered into zero-cost collars for a total of approximately 47,000 ounces of gold for the period from January 2024 to June 2024 and during the fourth quarter of 2023 the Group entered into zero-cost collars for a total of approximately 300,000 ounces of gold for the period from January 2024 to December 2024.

The Group has not designated the instruments for hedge accounting.

US dollar millions	2023		2022	
	Financial asset / (liability)	**Income statement gain / (loss)**	Financial asset / (liability)	Income statement gain / (loss)
Summary of derivatives				
Gold zero-cost collars	**(15)**	**(13)**	—	—
Crude oil forward contracts	**—**	**(1)**	(6)	(6)

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Foreign exchange risk

The Group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the Group to the risk of fluctuations in the Argentinean peso/US dollar, Australian dollar/US dollar and Tanzanian shilling/US dollar exchange rates.

The table below shows the significant currency exposure which arises mainly on borrowings and cash denominated in a currency other than the functional currency of entities within the Group. The amounts have been presented in US dollar by converting the foreign currency amount at the closing rate at the reporting date.

US dollar millions	2023	2022	2021
Cash and cash equivalents			
Argentinean peso	**89**	116	129
South African rand	**50**	88	86
Australian dollar	**47**	33	52
Borrowings			
Australian dollar	**—**	38	33
Tanzanian shilling	**126**	88	47

Sensitivity analysis

The following table discloses the approximate foreign exchange risk sensitivities at 31 December (assuming all other variables remain constant). Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

US dollar millions		2023	2022 [(1)]	2021 [(1)]
Cash and cash equivalents				
Argentinean peso (ARS/$)	Spot +10%	**(8)**	(6)	(11)
South African rands (ZAR/$)	Spot +10%	**(5)**	(7)	(7)
Australian dollar (AUD/$)	Spot +10%	**(4)**	(2)	(4)
Argentinean peso (ARS/$)	Spot -10%	**10**	7	14
South Africa rands (ZAR/$)	Spot -10%	**6**	9	9
Australian dollar (AUD/$)	Spot -10%	**5**	2	4
Borrowings				
Tanzanian shilling (TZS/$)	Spot +10%	**11**	9	5
Australian dollar (AUD/$)	Spot +10%	**—**	2	2
Tanzanian shilling (TZS/$)	Spot -10%	**(14)**	(11)	(6)
Australian dollar (AUD/$)	Spot -10%	**—**	(2)	(2)

(1) *The sensitivity analysis for the comparative periods were calculated at Spot (+ARS10) and Spot (-ARS10) for Argentinean peso, Spot (+ZAR1.5) and Spot (-ZAR1.5) for South African rands, Spot (+AUD0.1) and Spot (-AUD0.1) for Australian dollar and Spot (+TZS250) and Spot (-TZS250) for Tanzanian shilling.*

Interest rate risk

The Group's interest rate risk arises mainly from variable interest rate borrowings due to the volatility in the United States, Australian and Tanzanian interest rates. Interest rate risk arising from borrowings is offset by cash and cash equivalents and restricted cash held at variable rates.

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

US dollar millions	2023	2022	2021
Fixed rate instruments			
Borrowings	**1,738**	1,735	1,733
Variable rate instruments			
Restricted cash	**68**	60	58
Cash and cash equivalents	**742**	805	897
Borrowings	**501**	248	176
Joint venture loan receivable	**506**	—	—

Sensitivity analysis

The following table shows the approximate interest rate sensitivities of financial assets and financial liabilities at 31 December (assuming that all other variables remain constant).

Management reasonably expects profit or loss to increase/(decrease) by the following sensitivities:

US dollar millions		2023	2022 [(1)]	2021 [(1)]
Joint venture loan receivable				
United States dollar [(2)]	1% increase	**5**		
Cash and cash equivalents				
United States dollar	1% increase	**5**	5	3
Australian dollar	1% increase	**—**	1	1
South African rands	1% increase	**—**	1	1
Argentinean peso dollar	1% increase	**1**	3	3
Borrowings				
United States dollar	1% increase	**(4)**	(1)	(1)
Australian dollar	1% increase	**—**	(1)	(1)
Tanzanian shilling	1% increase	**(1)**	(2)	(1)

(1) *The sensitivity analysis for the comparative periods were calculated at 100 basis points increase for the United States dollar, 150 basis points increase for the Australian dollar, 150 basis points increase for South African rands and 250 basis points increase for the Argentinean peso.*

(2) *Loan to Kibali (Jersey) Limited which holds AngloGold Ashanti's effective 45% interest in Kibali Goldmines S.A.*

A decrease in interest rates would have the equal and opposite effect to the amounts disclosed above.

Liquidity risk

The Group manages liquidity risk by ensuring that it has sufficient committed borrowing and banking facilities after taking into consideration the actual and forecast cash flows, in order to meet the Group's short, medium and long-term funding and liquidity management requirements.

In the ordinary course of business, the Group receives cash from the proceeds of its gold sales and is required to fund its working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns whilst minimising risks. The Group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The Group has sufficient undrawn borrowing facilities available to fund its working capital and capital requirements (note 22).

The contractual maturities of undiscounted financial liabilities, including interest payments, are as follows:

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

US dollar millions	Within one year	Between one and two years	Between two and five years	After five years	Total
2023					
Derivative financial liabilities					
Gold zero-cost collar	**15**	**—**	**—**	**—**	**15**
Non-derivative financial liabilities					
Trade payables and accruals	**592**	**—**	**—**	**—**	**592**
Bank overdraft	**9**	**—**	**—**	**—**	**9**
Borrowings	**312**	**160**	**1,255**	**1,277**	**3,004**
Lease liabilities	**75**	**65**	**18**	**29**	**187**
	1,003	**225**	**1,273**	**1,306**	**3,807**
2022					
Derivative financial liabilities					
Oil forward contracts	6	—	—	—	6
Non-derivative financial liabilities					
Trade payables and accruals (Restated [1])	542	—	—	—	542
Bank overdraft	2	—	—	—	2
Borrowings	102	249	326	2,098	2,775
Lease liabilities	79	63	59	2	203
	731	312	385	2,100	3,528
2021					
Non-derivative financial liabilities					
Trade payables and accruals (Restated [1])	473	—	—	—	473
Borrowings	119	115	332	2,169	2,735
Lease liabilities	68	50	74	10	202
	660	165	406	2,179	3,410

[1] *Comparative periods have been retrospectively restated. Refer to note 26.*

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The Group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Risk Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

Overview of the credit risk profile of financial institutions is as follows:

US dollar millions	2023	2022	2021
Cash and cash equivalents			
Low (AAA to A-)	**82 %**	81 %	74 %
Medium (BBB to B-)	**12 %**	11 %	15 %
High (CCC+ and below)	**6 %**	8 %	11 %
Restricted cash			
Low (AAA to A-)	**16 %**	14 %	14 %
Medium (BBB to B-)	**84 %**	86 %	86 %

Group Notes to the financial statements

For the year ended 31 December

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Trade receivables which are recognised on settlement mainly comprise banking institutions purchasing gold bullion and normal market settlement terms are two working days, therefore expected credit losses are not expected to be material. Trade and other receivables, that are past due but not impaired totalled $14m (2022: $12m; 2021: $18m).

The Group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

Fair value of financial instruments

Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 December.

Financial instrument	Fair value As at Dec 2023	Carrying value As at Dec 2023	Fair value As at Dec 2022	Carrying value As at Dec 2022	Fair value As at Dec 2021	Carrying value As at Dec 2021	Valuation method	Significant inputs	Fair value hierarchy of inputs
At fair value through profit and loss									
Deferred compensation asset - Mponeng [1]	**26**	**26**	12	12	25	25	Probability weighted discounted cash flow	The production plan over the deferred compensation period and discount rates.	Level 3
Deferred compensation asset - Gramalote [1]	**22**	**22**	—	—	—	—	Probability weighted discounted cash flow	Stage gate payments over the deferred compensation period and discount rates.	Level 3
Derivative financial liability - gold zero-cost collar contracts [2]	**15**	**15**	—	—	—	—	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding ounces of gold on open contracts, risk free rates and volatilities.	Level 2
Derivative financial liability - Brent Crude oil forward contracts [2]	**—**	**—**	6	6	—	—	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rates and volatilities.	Level 2
At fair value through other comprehensive income									
Listed equity investments	**—**	**—**	2	2	116	116			Level 1
At amortised cost									
Borrowings - Rated bonds	**1,567**	**1,738**	1,578	1,735	1,835	1,733			Level 1
Borrowings - Revolving Credit Facilities	**501**	**501**	248	248	176	176	Discounted cash flow	Market related interest rates	Level 3 [3]
Joint venture loan receivable	**506**	**506**	—	—	—	—	Discounted cash flow	Market related interest rates	Level 3

[1] Included in the statement of financial position in current and non-current trade, other receivables and other assets.

[2] Included in the statement of financial position in current trade and other payables.

[3] The fair value hierarchy level has been revised to level 3.

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Reconciliation of the deferred compensation assets

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

US dollar millions	2023	2022	2021
Opening balance	**12**	25	28
Unwinding of the deferred compensation asset	**1**	1	2
Changes in estimates - fair value adjustments [1]	**14**	(13)	(3)
Sale of Gramalote	**22**	—	—
Translation	**(1)**	(1)	(2)
Closing balance [2]	**48**	**12**	**25**

[1] Included in the income statement in foreign exchange and fair value adjustments.
[2] Included in the statement of financial position in non-current trade, other receivables and other assets.

Significant accounting judgements and estimates

Deferred compensation asset – Mponeng

As at 31 December 2023, the deferred compensation asset ($25m) was valued using a discount rate of 8.4% (2022: 8.0%) and production plans over the deferred compensation period as received from Harmony. The fair value calculated for the deferred compensation asset is level 3 in the fair value hierarchy due to the use of unobservable inputs. As at 31 December 2023, no portion of the deferred compensation related to Harmony developing below infrastructure has been included in the deferred compensation asset.

A reasonable possible change in the number of ounces used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

Deferred compensation asset – Gramalote

As at 31 December 2023, the deferred compensation asset ($23m) was valued using a discount rate of 9.4% and future contingent considerations as per the purchase agreement. The assumptions used in the valuation included the timing and probability of contingent considerations.

A reasonable possible change in the assumptions used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

Group Notes to the financial statements

For the year ended 31 December 2023

31 FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Sensitivity analysis CONTINUED

Accounting policies

Financial instruments are initially recognised at fair value when the Group becomes a party to their contractual arrangements. Transaction costs directly attributable to the instrument's acquisition or issue are included in the initial measurement of financial assets and financial liabilities, except financial instruments classified as at fair value through profit or loss (FVTPL), which are expensed. The subsequent measurement of financial instruments is dealt with below.

Financial liabilities

Financial liabilities are classified as measured at amortised cost using the effective interest rate method. Financial liabilities subsequently measured at amortised cost compromises of interest bearing borrowings, bank overdrafts and trade and other payables.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case a new financial liability based on the modified terms is recognised at fair value.

Financial assets

A financial asset is classified as measured at:

- Amortised cost;
- Fair value through other comprehensive income (FVTOCI) - equity instruments; or
- FVTPL.

Assets at amortised cost include trade, other receivables and other assets, cash restricted for use and cash and cash equivalents. Interest income from these financial assets is included in finance income using the effective interest rate method. The trade receivables from provisional gold concentrate sales are carried at fair value through profit or loss and are marked-to-market at the end of each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss. Impairment losses are presented in the statement of profit or loss. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within foreign exchange and fair value adjustments in the period in which it arises.

32 AUDITORS REMUNERATION

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers Inc., PricewaterhouseCoopers LLP and Ernst & Young Inc. to AngloGold Ashanti.

US dollar millions	2023	2022	2021
Audit fees(1)	**8.10**	6.45	5.87
Audit-related fees(2)	**2.40**	1.91	2.10
Tax fees(3)	**0.10**	0.22	0.03
All other fees(4)	**0.10**	0.02	0.01
Total	**10.70**	8.60	8.01

(1) *The Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company audit; statutory audits; attest services; and assistance with and review of documents filed with the SEC.*

(2) *Audit-related fees consist of fees billed for assurance and related services.*

(3) *Tax fees include fees billed for tax advice and tax compliance services.*

(4) *All other fees include non-audit services such as advisory fees for the court-sanctioned capital reduction of AngloGold Ashanti plc and subscription fees for PwC's digital platform on accounting and business insights.*

Group Notes to the financial statements

For the year ended 31 December 2023

33 RELATED UNDERTAKINGS

In accordance with section 409 of the UK Companies Act 2006, the following is a full list of related undertakings of the group.

The name of the company, country of incorporation, the percentage of equity owned by the group and the registered office address are included in the following tables. Refer to Group note **15** for Principal operating subsidiaries and joint operations.

At 31 December 2023, the subsidiaries, associated undertakings and significant holdings in companies other than subsidiary companies were:

Name of company	% held (2)	Registered address	Main activity
Argentina			
AngloGold Argentina SA	100	Av. Leandro N. Alem 882, piso 13, Ciudad Autónoma de Buenos Aires, Argentina	Investment holding
AngloGold Argentina Exploraciones SA	100	Av. Leandro N. Alem 882, piso 13, Ciudad Autónoma de Buenos Aires, Argentina	Investment holding
Cerro Vanguardia SA	92.5	Zapiola 331, Rio Gallegos, Santa Cruz, Argentina	Mining
Australia			
AngloGold Investments Australia Pty Ltd	100	Level 10, 140 St Georges Terrace, Perth WA 6000	Investment holding
AngloGold Ashanti Australia Limited	100	Level 10, 140 St Georges Terrace, Perth WA 6000	Mining
Moto Goldmines Australia Pty Ltd (5)	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Border Energy Pty Ltd (5)	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Wesmount Resources NL (5)	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Border Resources NL (5)	50	7, Suite 8, The Esplanade, Mt Pleasant, Western Australia, 6153, Australia	Dormant
Brazil			
Mineração Serra Grande SA	100	Rodovia GO 336, s/n°, km 97, Município de Crixás, Estado de Goiás, CEP: 76.510-000	Mining
Mineração Morro Velho Ltda	100	Rua Enfermeiro José Caldeira, n° 7, sala 5, bairro Centro, Município de Nova Lima, Estado de Minas Gerais, CEP: 34.000-495	Mining
Mineração Dorica Ltda (4)	100	Rua Senador Milton Campos, n° 35, sala 607, Vila da Serra, Município de Nova Lima, Estado de Minas Gerais, CEP: 34006-050	Mining
Mineração Ribeirao dos Cristais Ltda	100	Rua Senador Milton Campos, n° 35, sala 606, Vila da Serra, Município de Nova Lima, Estado de Minas Gerais, CEP: 34006-050	Mining
AngloGold Ashanti Corrego do Sitio Mineração SA	100	Fazenda São Bento, s/nº, Distrito Barra Feliz, Município de Santa Bárbara, Estado de Minas Gerais, CEP: 35960-000.	Mining
British Virgin Islands			
GSM Gold Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment Holding
AngloGold Exploration (Tanzania) Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Tanzania Investments Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Guinea Holdings Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Mali Holdings 2 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
Sadiola Exploration Limited	50	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
Kenieba Exploration Company Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Guinea Exploration Holdings Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Holding Company

Group Notes to the financial statements

For the year ended 31 December 2023

Name of company	% held [(2)]	Registered address	Main activity
AngloGold South America Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
Sao Bento Gold Company Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold CV 1 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold CV 2 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold CV 3 Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Argentina Investments Limited [(4)]	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti Colombia Holdings Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Investment holding
AngloGold Ashanti International Services Limited	100	Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110	Service company
Canada			
0858065B.C. Ltd [(5)]	50	Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada	Dormant
Moto Goldmines Ltd [(5)]	50	Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada	Investment holding
Colombia			
AngloGold Ashanti Colombia S.A.S	100	Carrera 43A #1Sur-220 Piso 9 Edificio Porvenir, Medellín Colombia	Exploration
Minera De Cobre Quebradona S.A.S, B.I.C	100	Carrera 43A #1Sur-220 Piso 9 Edificio Porvenir, Medellín Colombia	Exploration
Fundacion Para el Desarrollo de Jerico	100	Carrera 4 # 6-50 piso 2 Jericó, Antioquia. Colombia	Not-for-profit community foundation
Democratic Republic of the Congo			
Bilanga Palm Oil SARL [(5)]	50	Carrera 4 # 6-50 piso 2 Jericó, Antioquia. Colombia	Dormant
Milona Enterprises SARL [(5)]	50	Carrera 4 # 6-50 piso 2 Jericó, Antioquia. Colombia	Dormant
Kibali Goldmines SA [(5)]	45	Carrera 4 # 6-50 piso 2 Jericó, Antioquia. Colombia	Mining
Ghana			
AngloGold Ashanti (Ghana) Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Mining
AngloGold Ashanti Obuasi Community Trust Fund	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Trust Fund
AGC Share Scheme Trustee Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Employee Share Scheme Trustee
AngloGold Ashanti (Ghana) Malaria Control	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Health Services
AngloGold Ashanti School	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	School
AngloGold Ashanti Health Foundation	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Health Services
AngloGold Ashanti (Iduapriem) Limited	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Mining
AngloGold Ashanti Iduapriem Community Trust Fund	100	Gold House, 1 Patrice Lumumba Road, Accra, Ghana	Trust Fund
Isle of Man			
AngloGold Ashanti Holdings plc [(3)]	100	Falcon Cliff, Palace Road, Douglas, Isle Of Man, IM2 4LB	Investment Holding
AngloGold Prospects (East Africa) Limited	100	Falcon Cliff, Palace Road, Douglas, Isle Of Man, IM2 4LB	Investment holding
AngloGold Ashanti GEC Limited	100	Falcon Cliff, Palace Road, Douglas, Isle Of Man, IM2 4LB	Global employment
Jersey			
Kibali (Jersey) Limited	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding

Group Notes to the financial statements

For the year ended 31 December 2023

Name of company	% held (2)	Registered address	Main activity
KAS 1 Limited (5)	25	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Service provider
Kibali Services Limited (5)	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Service provider
Palm Oil (Jersey) Limited (5)	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding
Moto (Jersey) 1 Limited (5)	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding
Moto (Jersey) 2 Limited (5)	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Investment holding
Kibali 2 (Jersey) Limited (5)	50	3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ	Nominee shareholder
Republic of Guinea			
Société AngloGold Ashanti de Guinee SA	85	Immeuble Ali HAMADE, en face de l'Ambassade du Japon à Landréah, Commune de Dixinn, Conakry, République de Guinée	Mining
AGAGEL Mandiana Sau	100	Cité Chemin de Fer, Immeuble Boké, 2e étage, BP: 1006, Quartier Coronthie, Commune de Kaloum, Conakry, République de Guinée	Exploration
AGAGEL Shira Sau	100	Cité Chemin de Fer, Immeuble Boké, 2e étage, BP: 1006, Quartier Coronthie, Commune de Kaloum, Conakry, République de Guinée	Exploration
AGAGEL Niandan Sau	100	Cité Chemin de Fer, Immeuble Boké, 2e étage, BP: 1006, Quartier Coronthie, Commune de Kaloum, Conakry, République de Guinée	Exploration
Republic of Mali			
AngloGold Ashanti Mali SA	100	Hamdallaye ACI 2000 Bamako, Bassekou GAMBY Building , 1st Floor, Street 311, Door 669, BP E1194, Republic of Mali	Services
Societe d'Exploitation des Mines d'Or de Yatela SA	80	Hamdallaye ACI 2000 Bamako, Bassekou GAMBY Building , 1st Floor, Street 311, Door 669, BP E1194, Republic of Mali	Mining
Republic of Malta			
AngloGold Finance Australia Holdings Limited	100	Level 1, LM Complex, Brewery Street, Zone 3 Central Business District, Birkirkara, CBD3040, Malta	Investment holding
AngloGold Finance Australia Limited	100	Level 1, LM Complex, Brewery Street, Zone 3 Central Business District, Birkirkara, CBD3040, Malta	Investment holding
South Africa			
AngloGold Ashanti (Pty) Ltd (1) (3)	100	112 Oxford Road, Houghton Estate, Johannesburg, 2198 / Private Bag X20, Rosebank, 2196, South Africa	Investment Holding
Rand Refinery (Pty) Limited	42.4	Refinery Road, Industries West, Germiston, 1401, South Africa	Refinery
Gold of Africa Collection (section 21 association)	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Custody of Gold of Africa collection
iGolide (Proprietary) Limited	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Medical Scheme Administrator
Free State Consolidated Gold Mines (Operations) (Pty) Limited	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Mining & Quarrying
AGRe Insurance Company Limited	100	112 Oxford Road, Houghton Estate, Johannesburg, Gauteng, 2198	Insurance
Tanzania			
Geita Greenfields Mineral Exploration Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar Es Salaam	Exploration
Geita Gold Mining Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar Es Salaam	Mining
Samax Resources Limited – Registered Branch	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar Es Salaam	Investment holding

Group Notes to the financial statements

For the year ended 31 December 2023

Name of company	% held (2)	Registered address	Main activity
Geita Mine JV	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar Es Salaam	Mining
Samax Resources (Tanzania) Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar Es Salaam	Investment holding
Samax (Tanzania) Limited	100	1st Floor, Mikumi House, Plot 368 Msasani Road, Oysterbay, Kinondoni District, P.o. Box 75803, Dar Es Salaam	Investment holding
Uganda			
Border Energy East Africa Pty Ltd (5)	50	Plot 5, Wampewo Avenue, P.O. Box 34493, Kampala, Uganda	Dormant
United Kingdom			
Cluff Oil Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
Cluff Mineral Exploration Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
Samax Resources Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
Chevaning Mining Company Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
AngloGold Ashanti UK Colombia Holdings Ltd	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
AngloGold Ashanti International Exploration Holdings Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Investment holding
AngloGold Ashanti Australia Investments Limited	100	4th Floor Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR	Holding company
United States of America			
AngloGold Ashanti USA Incorporated	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold Ashanti North America Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold (USA) Trading Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold Mineral Ventures Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
Jerritt Canyon Joint Venture	71	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Exploration
AngloGold Ashanti (Nevada) Corp	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment and Asset Holding
Rocky Mountain Gold Innovations Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment and Asset Holding
AngloGold Ashanti (USA) Exploration Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold (Canada) Exploration Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
AngloGold Ashanti (U.S.A.) Holdings Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
Corvus Gold (USA) Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Investment holding
Raven Gold Alaska Inc	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
Corvus Gold Nevada Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding

Group Notes to the financial statements

For the year ended 31 December 2023

Name of company	% held [(2)]	Registered address	Main activity
SoN Land & Water, LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
Mother Lode Mining Company LLC	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
AngloGold Ashanti Sterling Inc.	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Asset holding
AngloGold Ashanti (Canada) Exploration Limited	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Prospecting
AngloGold Ashanti (Canada) Exploration Company	100	6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111	Exploration

(1) *Following the corporate restructuring, AngloGold Ashanti Limited was re-registered as AngloGold Ashanti (Pty) Ltd.*

(2) *All entities are indirectly held by AngloGold Ashanti plc unless otherwise indicated*

(3) *Direct holding*

(4) *Percentage holding via nominee holding*

(5) *Effective holding*

The AngloGold Ashanti Employee Benefit Trust (EBT) services are provided by a third party, Zedra Trust Company (Guernsey) Limited, to facilitate the holding and distribution of AngloGold Ashanti shares for the benefit of the employees who receive shares under the AngloGold Ashanti share scheme. The AngloGold Ashanti EBT is not directly controlled by AngloGold Ashanti248/4290, but is consolidated into the Group in terms of IFRS10.

Group Notes to the financial statements

For the year ended 31 December 2023

34 SUBSEQUENT EVENTS

Dividend declaration - On 21 February 2024, the directors of AngloGold Ashanti announced the payment of a gross interim cash dividend per ordinary share of 19 US cents.

Company Statement of Financial Position

As at 31 December 2023

US dollar millions	Note	2023
Non current assets		
Investment in subsidiaries	6	**7,777**
Current assets		
Cash at bank and in hand		**12**
Total Assets		**7,789**
Capital and reserves		
Share capital	8	**420**
Merger reserve	9	**569**
Retained earnings		**6,749**
Total equity		**7,738**
Current Liabilities		
Trade and other payables	7	**51**
Total equity and liabilities		**7,789**

The profit for the period from 10 February 2023 (date of incorporation) to 31 December 2023 is $249m.

The notes on pages 244 to 247 are an integral part of these financial statements. The company financial statements of AngloGold Ashanti plc (registration number: 14654651) on pages 242 to 247 were authorised for issue by the Board of Directors on 10 April 2024 and were signed on its behalf by:



Alberto Calderon
Chief Executive Officer



Gillian Doran
Chief Financial Officer

Company Statement of Changes in Equity

For the period from 10 February 2023 (date of incorporation) to 31 December 2023

US dollar millions	Note	Share capital	Merger Reserve	Retained earnings	Total equity
Balance on incorporation (10 February 2023)		**–**	**–**	**–**	**–**
Proceeds from shares issued	8	**420**	**–**	**–**	**420**
Creation of the merger reserve on corporate restructuring	9	**–**	**7,069**	**–**	**7,069**
Issue of bonus shares	10	**6,500**	**(6,500)**	**–**	**–**
Cancellation of bonus shares	10	**(6,500)**	**–**	**6,500**	**–**
Total transactions with owners, recognised directly in equity		**420**	**569**	**6,500**	**7,489**
Total profit and comprehensive income for the period		**–**	**–**	**249**	**249**
Balance as at 31 December 2023		**420**	**569**	**6,749**	**7,738**

The notes on pages 244 to 247 are an integral part of these financial statements.

Company Notes to the financial statements

For the period ended 31 December 2023

1. General information

AngloGold Ashanti plc (previously AngloGold Ashanti (UK) Limited) (AGA plc) is a public company incorporated under the laws of England and Wales. The Company was incorporated on 10 February 2023 as a private limited company, and re-registered on 8 June 2023 as a public company, wholly owned by AngloGold Ashanti Limited (AGAL), a company registered in South Africa. The address of the Company's registered office is 4th Floor, Communications House, South Street, Staines-Upon-Thames, Surrey, United Kingdom, TW18 4PR. The principal activity of the Company is to hold the interest in the group's principal subsidiaries and joint operations (including direct and indirect holdings).

On 12 May 2023, AGAL announced a corporate restructuring and a change to domicile and primary listing location. On 25 September 2023, the Company completed the corporate restructuring and implemented a number of inter-conditional steps, including:

- The incorporation of AngloGold Ashanti plc which made an offer to purchase 100% of AngloGold Ashanti Holdings plc (AGAH) and resulted in AngloGold Ashanti plc holding all of the operations and assets located outside South Africa previously held by AGAL (the previous parent entity).
- The acquisition of all the issued shares of AGAL by AngloGold Ashanti plc in exchange for the issue of new AngloGold Ashanti plc ordinary shares through a scheme of arrangement in terms of section 114 of the South African Companies Act 2008 between AGAL and its shareholders.
- The delisting of AGAL shares from all the exchanges on which they were listed and AngloGold Ashanti plc obtained a primary listing on the New York Stock Exchange, with secondary listings on the Johannesburg Stock Exchange, A2X Market and Ghana Stock Exchange.

2. Statement of compliance

The financial statements of AngloGold Ashanti plc have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, 'The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland' ('FRS 102') and the Companies Act 2006.

3. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below.

Basis of preparation

These financial statements are prepared on a going concern basis, under the historical cost convention. The presentational and functional currency is US Dollars, being the currency of the primary economic environment in which the Company operates. AngloGold Ashanti plc, as a parent company of the Group, has taken exemption from disclosure of its individual income statement and statement of comprehensive income under section 408 of the Companies Act 2006.

The preparation of financial statements in conformity with FRS 102 requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Going concern basis

Having assessed the financial position and future plans of the Company (including the ability of subsidiary entities to stream dividends to the Company), the Directors believe that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The directors have reviewed the financial projections of the Company. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due during the 12 months immediately following the date when the financial statements are authorised for issue.

Exemptions for qualifying entities under FRS 102

AGA plc has taken advantage of the following disclosure exemptions under FRS 102 as these have been included in the Group consolidated financial statements.

- From the financial instrument disclosures, required under FRS 102 paragraphs, 11.42, 11.44, 11.45, 11.47, 11.48(a)(iii), 11.48(a)(iv), 11.48(b), 11.48(c), 12.26, 12.27, 12.29(a), 12.29(b) and 12.29A, as the information is provided in the consolidated financial statement disclosures
- From disclosing share-based payment arrangements, required under FRS 102 paragraphs 26.18(b), 26.19 to 26.21 and 26.23, concerning its own equity instruments, as the company financial statements are presented with the consolidated financial statements and the relevant disclosures are included therein, and
- From disclosing the company key management personnel compensation, as required by FRS 102 paragraph 33.7.
- From the requirements of Section 7 Statement of Cash Flows and Section 3 Financial Statement Presentation paragraph 3.17(d).

Income from shares in group undertakings

Dividend income is recognised when the right to receive payment is established.

Company Notes to the Financial Statements

For the period ended 31 December

3. Summary of significant accounting policies CONTINUED

Investment in subsidiaries

Investment in subsidiaries are held at cost less impairment. At each reporting date the investment in subsidiaries are assessed to determine whether there is an indication of impairment. Where indicators of impairment are identified a formal impairment test is carried out. If the investment in subsidiary is impaired, the impairment loss is the difference between the carrying amount and the recoverable amount. The impairment loss is recognised in profit or loss.

Cash at bank and in hand

Cash at bank and in hand comprise current balances with banks and similar institutions and highly liquid investments with maturities of three months or less. They are readily convertible into known amounts of cash and have an insignificant risk of changes in value.

Contingencies

Contingent liabilities are not recognised. Contingent liabilities arise as a result of past events when (i) it is not probable that there will be an outflow of resources or that the amount cannot be reliably measured at the reporting date or (ii) when the existence will be confirmed by the occurrence or non-occurrence of uncertain future events not wholly within the company's control. Contingent liabilities are disclosed in the financial statements unless the probability of an outflow of resources is remote.

Share capital

Ordinary and preference shares are classified as equity. Equity instruments are measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments. Share capital denominated in a currency other than the functional currency is not revalued.

Foreign currency translation

Foreign currency transactions are translated into the functional currency using the spot exchange rates at the date of the transaction.

At each period end foreign currency monetary items are translated using the closing rate. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and non-monetary items measured at fair value are measured using the exchange rate when fair value was determined.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

Related party transactions

The Company discloses transactions with related parties which are not wholly owned within the same group. It does not disclose transactions with members of the same group that are wholly owned.

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company's accounting policies, which are described in note 3, the Directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates is revised if the revision affects both current and future periods.

The estimates and underlying assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Investment in subsidiaries

As part of the corporate restructuring AGA plc made an offer to purchase 100% of AGAH at fair value. The market capitalisation of the AGA plc Group at 22 September 2023 was used as a base to determine the fair value of the investment in AGAH. The market capitalisation amount was adjusted for the liabilities that remained in AGAL (the previous parent entity) to arrive at a fair value for AGA plc.

There are no significant judgements impacting these financial statements.

Company Notes to the Financial Statements

For the period ended 31 December

5. Taxation

The following is a reconciliation of the statutory income tax rate to AGA plc's effective income tax rate expressed as a percentage of profit before taxation:

US dollar millions	2023
Statutory tax at UK rate	63
Income not subject to tax	(63)
	—

6. Investment in subsidiaries

US dollar millions	2023
Balance on incorporation (10 February 2023)	—
Acquisition of subsidiaries [(1)]	15,238
Repayment of capital [(1)]	(7,507)
Corporate restructuring cost	46
Closing balance at 31 December 2023	7,777

[(1)] *As part of the corporate restructuring AGA plc acquired 100% of AGAH from AGAL for $7.7bn, with the issuance of a loan note as consideration. AGA plc subsequently acquired 100% of AGAL for $7.5bn. The investment in AGAL was subsequently repaid through a distribution in specie of the loan note received by AGAL, which settled and cancelled the loan notes issued by AGA plc.*

The Company has the following direct interests in subsidiary undertakings which arose on the corporate restructuring of the AngloGold Ashanti plc group. For the full list of subsidiaries refer to Group note 33.

Name	Country of Incorporation	Registered Office Address	Principal Activities	% Equity Interest	Investment in Subsidiaries (US dollar millions) 2023
AngloGold Ashanti Holdings plc	Isle of Man	Falcon Cliff, Palace Road, Douglas, Isle of Man, IM2 4LB	Holding company	100	7,777
AngloGold Ashanti (Proprietary) Limited (previously AngloGold Ashanti Limited)	South Africa	112 Oxford Road, Houghton Estate, Johannesburg, 2198	Holding and services company	100	—

At the reporting date the carrying value of the investment in AGAH was assessed for impairment indicators. There were no indicators that the fair value of the investment in AGAH had declined significantly, therefore the recoverable amount was not calculated.

7. Trade and other payables

US dollar millions	2023
Australia landholder duty payable [(1)]	49
Amounts owed to group undertakings [(2)]	2
	51

[(1)] *Landholder duty is payable in Australia in respect of the AGAH sale. The landholder duty is calculated at 5.15% of the market value of the underlying land and dutiable chattels of AGAH that are located in Western Australia. AGA plc and AGAH are jointly and severally liable to pay the landholder duty, but AGAH has a statutory right to recover any duty it pays from AGA plc.*

[(2)] *Amounts owed to group undertakings are settled within 60 days and is not interest bearing.*

8. Share capital

Disclosed as part of Note 21 in the notes to the Group financial statements.

Company Notes to the Financial Statements

For the period ended 31 December

9. Merger reserve

The merger reserve was created under section 612 of the Companies Act of 2006 when the Company allotted shares to secure 100% of the equity holding of AGAH. The difference between the fair value of AGA plc at the acquisition date and the aggregate nominal value of shares issued, is recorded as a merger reserve.

10. Capital reduction

In order to create distributable reserves, a court sanctioned capital reduction process was undertaken to convert $6.5 billion of the merger reserve to distributable reserves. This was done through the issue of bonus shares out of the merger reserve to AngloGold Ashanti plc registered shareholders and the subsequent cancellation of those shares.

11. Contingent liabilities

The Company has fully and unconditionally guaranteed all payments and other obligations of AGAH ($1,750m as at 31 December 2023) regarding the issued $700m 3.75% rated bonds due 1 October 2030, the issued $300m 6.5% rated bonds due 15 April 2040 and the issued $750m 3.375% rated bonds due 1 November 2028.

12. Ultimate controlling party

There is no ultimate controlling party of the Company.

13. Subsequent events

Disclosed as part of Note 34 in the notes to the Group financial statements.



Geita, Tanzania

Other information

MINING TO
EMPOWER PEOPLE
AND ADVANCE
SOCIETIES

Shareholder information

At 31 December

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are 5% or more of the ordinary issued share capital of the Company:

Shareholders or their subsidiaries directly or indirectly holding >5% of AngloGold Ashanti's capital	Ordinary shares held			
	2023		2022	
	Number	%	Number	%
Public Investment Corporation of South Africa	**74,537,976**	**17.76**	44,332,506	10.59
Black Rock Inc.	**34,192,912**	**8.15**	28,084,210	6.71
Van Eck Associates Corporation	**25,813,417**	**6.15**	23,586,972	5.63

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's UK Annual Report 2023, please request same from the contact persons listed at the end of this report, or from the Company's website, or from companysecretary@anglogoldashanti.com, or Private Bag X 20, Rosebank 2196.

Glossary of terms and abbreviations

Financial terms	
2028 notes	The $750 million aggregate principal amount of 3.375 percent notes due 2028.
2030 notes	The $700 million aggregate principal amount of 3.750 percent notes due 2030.
2040 notes	The $300 million aggregate principal amount of 6.50 percent notes due 2040.
Adjusted EBITDA	"Adjusted EBITDA" is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, interest and dividend income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on unrealised non-hedge derivatives and other commodity contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates' EBITDA. The Adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti's Revolving Credit Facility Agreements for compliance with the debt covenant formula.
All-in costs	"All-in costs" is a Non-GAAP measure/APM comprising "all-in sustaining costs" including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. "All-in costs per ounce" ($/oz) is arrived at by dividing the US dollar value of this cost metric by the ounces of gold sold.
All-in sustaining costs (AISC)	"All-in sustaining costs" is a Non-GAAP measure/APM which is an extension of the existing "total cash costs" metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. "All-in sustaining costs per ounce" ($/oz) is arrived at by dividing the US dollar value of this cost metric by the ounces of gold sold.
Alternative Performance Measures (APM)	These measures are the equivalent of the Non-GAAP financial measures and include, without limitation, "total cash costs ", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "capital expenditure", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". In this report, these APMs are indicated by the icon APM.
Average gold price received per ounce ($/oz)	"Average gold price received per ounce" is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing attributable gold income (price received) by attributable ounces of gold sold.
Average number of employees	The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a Group company or subsidiary. Employee numbers of joint ventures represent the Group's attributable share.
Capital or total capital (expenditure)	Total capital expenditure on tangible assets.
EBITDA	Earnings before interest, taxation, depreciation and amortisation.
Effective tax rate	Current and deferred taxation charge for the year as a percentage of profit before taxation.
GAAP	General Accepted Accounting Principles, the accounting standard adopted by the SEC and used mostly by companies based in the United States
Market spot gold price	The price of gold traded at any given moment on the Over-The-Counter (OTC) wholesale market of which the transaction will be settled in two business days' time.
Non-sustaining capital (expenditure)	"Non-sustaining capital (expenditure)" is a non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to 'major projects' at existing operations where these projects will materially increase production.
Ounces of gold produced	The attributable number of gold ounces produced by the Group.
Ounces of gold sold	The attributable number of gold ounces sold by the Group.
Price received per ounce ($/oz)	The attributable gold income, including realised non-hedge derivatives, divided by attributable ounces of gold sold.
Rated bonds	The 2028 notes, the 2030 notes and the 2040 notes.

Financial terms

Region	Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Ghana, Guinea and Tanzania), Australia and the Americas (Argentina and Brazil and projects in the United States and Columbia).
Related party	Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions or if such parties are under common control
Significant influence	The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Sustaining capital (expenditure)	"Sustaining capital (expenditure) is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Total cash costs	"Total cash costs" is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. "Total cash costs per ounce" ($/oz) is calculated by dividing attributable total cash costs by attributable ounces of gold produced.
Weighted average number of ordinary shares	The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the Group, and increased by share options that are virtually certain to be exercised.

Currencies

$, US$, USD, US dollar or dollar	United States dollar
ARS or Argentinean peso	Argentinean peso
A$, AUD or Australian dollar	Australian dollar
BRL or Brazilian real	Brazilian real
£, GBP or British pound	British pound
C$, CAD or Canadian dollar	Canadian dollar
COP or Colombian peso	Colombian peso
CDF or Congolese franc	Congolese franc
€ or Euro	European euro
GHS, Gh¢, Ghanaian cedi or cedi	Ghanaian cedi
TZS or Tanzanian shilling	Tanzanian shilling
ZAR, R, South African rand or rand	South African rand

Mining and other terms

By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Carbon-in-leach (CIL)	Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Chief officers	AngloGold Ashanti's Chief Officers are those in Executive Management and are members of the Executive Committee.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing an orebody through shafts and/or tunneling in underground mining operations.
Doré	Impure alloy of gold and silver produced at a mine to be refined to a higher purity.

Glossary of terms and abbreviations

Mining and other terms	
Economically viable	Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
Exploration results	Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Mineral Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.
Exploration stage property	An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target	An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.
Feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.
Genset	A power generator supplying electricity to site in Tanzania.
Gold produced or Gold production	Refined gold in a saleable form derived from the mining process.
Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short tonne for gold bearing material or Percentage copper (%Cu) for copper bearing material.
Indicated Mineral Resource	An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
Initial assessment (also known as a concept study, scoping study, conceptual study and preliminary economic assessment)	An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.
Leaching	Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of mine (LOM)	Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.

Mining and other terms

Measured Mineral Resource	A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Metallurgical plant	A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
Milling	A process of reducing broken ore to a size at which concentrating or leaching can be undertaken.
Mineralisation	The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit.
Mineral deposit	A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth's crust.
Mineral Reserve	A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
Mineral Resource	A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
Modifying factors	Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Open-pit mining	An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Glossary of terms and abbreviations

Mining and other terms	
Preliminary feasibility study (pre-feasibility study or PFS)	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.
Production stage property	A production stage property is a property with material extraction of Mineral Reserve.
Productivity	An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.
Qualified Person	A Qualified Person, in respect of the Company's material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.
Quartz	A hard mineral consisting of silica dioxide found widely in all rocks.
Recovered grade	The recovered mineral content per unit of ore treated.
Reef	A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining	The final purification process of a metal or mineral.
Regulation S-K 1300	Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC's mining property disclosure requirements for mining registrants.
Rehabilitation	The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Shaft	A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Statcom	A power regulator or power stabiliser for the electrical system. These stabilisers assist with management of fluctuations in the power supply and ensuring its stability.
Stoping	The process of excavating ore underground.
Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tonnage	Quantity of material measured in tonnes.
Tonne	Used in metric statistics. Equal to 1,000 kilograms.
Tonnes treated	This is the volume of gold-bearing ore processed and treated at our on-site gold plants to extract the gold, and silver. Tonnes treated are often used to calculate efficiency or intensity of use data such as GHG emissions and water used per tonne treated
Total employee costed	see Productivity
Total recordable injury frequency rate (TRIFR)	The total number of recordable injuries and fatalities that occurs per million hours worked.

Mining and other terms

Underground mining	The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield	The amount of valuable mineral or metal recovered from each unit mass of ore expressed as grams per metric tonne.

Abbreviations

A2X	A2X Markets
AAIL	AngloGold Ashanti (Iduapriem) Limited
ADS	American Depositary Share
AGA	AngloGold Ashanti plc
AGAH	AngloGold Ashanti Holdings plc
AGM	Annual General Meeting
AISC	All-in sustaining costs
ANLA	Colombian National Environmental Licensing Authority
ASM	Artisanal and small-scale mining
Au	Gold
AusIMM	The Australasian Institute of Mining and Metallurgy
BBSY	Bank Bill Swap Bid Rate
BEV(s)	Battery electric equivalents
bn	Billion
CDO*	Chief Development Officer
CdS	Córrego do Sítio
CEO*	Chief Executive Officer
CFO*	Chief Financial Officer
CIL	Carbon-in-leach
Coeur Sterling	Coeur Sterling, Inc.
Corvus Gold	Corvus Gold Inc.
CO_2e	Carbon dioxide equivalent
COO*	Chief Operating Officer
CPI	Consumer Prices Index
CPO*	Chief People Officer
CSCAO*	Chief Sustainability and Corporate Affairs Officer
CTO*	Chief Technology Officer
CVSA	Cerro Vanguardia S.A.
Cyanide Code	International Cyanide Management Code for the Manufacture, Transport, and Use of Cyanide In the Production of Gold
DRC	Democratic Republic of the Congo
DSP	Deferred Share Plan
ERM	Enterprise risk management
ESG	Environmental, social and governance
EVP/COO	Executive Vice President/Chief Operating Officer
EY	Ernst & Young Inc.
FRC	Financial Reporting Council, an independent regulator in the UK and Ireland

Glossary of terms and abbreviations

Abbreviations

FTSE	Financial Times Stock Exchange index series (eg FTSE 100 Index, FTSE 350 Index, etc), of shares/ companies listed on the London Stock Exchange (LSE). The FTSE4Good Index Series benchmark and cover tradeable indices on various exchanges, including the JSE, and measure company performance by using globally recognised ESG standards to facilitate and promote socially responsible investment.
FVTOCI	Fair value through other comprehensive income
FVTPL	Fair value through profit or loss
G or g	Grams
g/t	Grams per metric tonne
GGM	Geita Gold Mine
GHG	Greenhouse gas
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
Gold Fields	Gold Fields Limited
GRI	Global Reporting Initiative
GSE	Ghana Stock Exchange
HME	Heavy mobile equipment
IASB	International Accounting Standards Board
IBIS	IBIS ESG Consulting Africa (Pty) Ltd
ICMM	International Council on Mining & Metals
IFRS	International Financial Reporting Standards as issued by the IASB
IMF	International Monetary Fund
ISSB	International Sustainability Standards Board
JSE	Johannesburg Stock Exchange
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
King IV	The King Report on Corporate Governance for South Africa, 2016
kg	Kilograms
km	Kilometres
km^2	Square kilometres
koz	Thousand ounces
LBMA	London Bullion Market Association
LIBOR	London Interbank Offer Rate
M or m	Metre or million, depending on context
ML	Megalitres
Moz	Million ounces
Mtpa	Million tonnes (metric) per annum
NED	Non-Executive Director
NGO	Non-governmental organisation
NYSE	New York Stock Exchange
oz	Ounces (troy)
PCAOB	United States Public Company Accounting Oversight Board
PJ	Petajoules, 1PJ is equivalent to 1 million GJ or 277,778MWh
PwC	PricewaterhouseCoopers Inc. and PricewaterhouseCoopers LLP
PwC SA	PricewaterhouseCoopers Inc.
PwC UK	PricewaterhouseCoopers LLP
SASB	Sustainability Accounting Standards Board
SDGs	Sustainable development goals
SEC	United States Securities and Exchange Commission

Abbreviations

SES	Social, ethics and sustainability
SOFR	Secured Overnight Financing Rate
SOX	United States Sarbanes-Oxley Act of 2002, as amended
T or t	Tonnes (metric)
TCFD	Task Force on Climate-related Financial Disclosures
TEC	Total employee costed
TRA	Tanzanian Revenue Authority
TRIFR	Total recordable injury frequency rate
TSF	Tailings storage facility
UK	United Kingdom
UNECA	United Nations Economic Commission for Africa
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights
US/U.S./USA/United States	United States of America
VAT	Value added tax
VPSHR	Voluntary Principles on Security and Human Rights
WGC	World Gold Council

** Indicates chief officers who make up AngloGold Ashanti's Executive Committee.*

Forward-looking statements

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not limited to historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

NON-GAAP FINANCIAL MEASURES

This document may contain certain "Non-GAAP" financial measures, including, without limitation, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to the Non-GAAP financial measures used in this document can be found either in this document, in AngloGold Ashanti's Preliminary Financial Update for the six months and the year ended 31 December 2023, or in its FY 2023 Earnings Release for the six months and the year ended 31 December 2023, each of which is available on AngloGold Ashanti's website.

2023 MINERAL RESOURCE AND MINERAL RESERVE INFORMATION

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2023 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at 31 December 2023, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2023. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which are included in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 to be filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the fiscal year ended 31 December 2023 was estimated using a gold price of $1,750/oz and a copper price of $3.50/lb, unless otherwise stated. The Mineral Reserve at the end of the fiscal year ended 31 December 2022 was estimated using a gold price of $1,400/oz, and a copper price of $2.90/lb, unless otherwise stated.

Notes

Administration

AngloGold Ashanti plc

Incorporated in England and Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:

ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:

The Standard Bank of South Africa Limited

Auditors: PricewaterhouseCoopers LLP

Offices

Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Directors

Executive
A Calderon[▲°] (Chief Executive Officer)
GA Doran[▲◊] (Chief Financial Officer)

Non-Executive
MDC Ramos[^] (Chairperson)
KOF Busia[△]
AM Ferguson[*]
AH Garner[#]
R Gasant[^]
SP Lawson[#]
J Magie[§]
MC Richter[#~]
DL Sands[#]
JE Tilk[§]

[*]British [§]Canadian [#]American
[▲]Australian [~]Panamanian [◊]Irish
[^]South African [△]Ghanaian [°]Colombian

Officers
Catherine Stead
Vice President: Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website:
www.computershare.com/investor

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

AngloGoldAshanti